Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on June 3, 2024

as Amendment No. 2 to the draft registration statement initially submitted on March 15, 2024

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ardent Health Partners, LLC

to be converted as described herein to a corporation named

Ardent Health Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8062	61-1764793
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

340 Seven Springs Way, Suite 100

Brentwood, Tennessee 37027

(615) 296-3000

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Martin J. Bonick

Chief Executive Officer

Ardent Health Partners, LLC

340 Seven Springs Way, Suite 100

Brentwood, Tennessee 37027

(615) 296-3000

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stephen C. Petrovich, Esq. Executive Vice President, General Counsel and Secretary Ardent Health Partners, LLC 340 Seven Springs Way, Suite 100 Brentwood, Tennessee 37027 Telephone: (615) 296-3000	Samir A. Gandhi, Esq. Michael P. Heinz, Esq. Helen Theung, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5300	Nathan Ajiashvili, Esq. Erika L. Weinberg, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Explanatory note

Ardent Health Partners, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation by means of a statutory conversion and change its name to Ardent Health Partners, Inc. This conversion is referred to throughout the prospectus included in this registration statement as the “Corporate Conversion.” As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. Except as disclosed in the prospectus, the consolidated historical financial statements and summary historical financial and operating data and other historical financial information included in this registration statement are those of Ardent Health Partners, LLC and its consolidated subsidiaries and do not give effect to the Corporate Conversion. We are offering shares of the common stock of Ardent Health Partners, Inc. through the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Subject to completion, dated    , 2024

PRELIMINARY PROSPECTUS

    Shares

ARDENT HEALTH PARTNERS, INC.

Common Stock

This is the initial public offering of the common stock of Ardent Health Partners, Inc. We are offering     shares of our common stock, and the selling stockholders identified in this prospectus are offering      shares of our common stock. No public market currently exists for our common stock.

We have applied to list our common stock on the New York Stock Exchange under the symbol “ARDT.”

We anticipate that the initial public offering price will be between $    and $    per share.

Following the consummation of this offering, EGI-AM Investments, L.L.C., an affiliate of Equity Group Investments, will continue to be our controlling stockholder and own approximately % of the voting power of our outstanding common stock (approximately % if the underwriters exercise in full their option to purchase additional common stock). As a result of this ownership, so long as our controlling stockholder owns a majority of our outstanding common stock, our controlling stockholder will be able to control any action requiring the general approval of our stockholders, including the election of directors, any amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See “Management—Controlled company.”

Additionally, in connection with the consummation of this offering, we will enter into a nomination agreement with EGI-AM Investments, L.L.C. and ALH Holdings, LLC (a subsidiary of Ventas, Inc.), pursuant to which EGI-AM Investments, L.L.C. will have the right to nominate a majority of our directors and to designate the Chairman of our Board of Directors, for so long as it beneficially owns 50% or more of the total voting power of our outstanding common stock, and ALH Holdings, LLC will have the right to nominate one (1) director to our Board of Directors, for so long as ALH Holdings, LLC and Ventas, Inc. together beneficially own 4% or more of the total voting power of our outstanding common stock. For additional information, see “Certain relationships and related party transactions—Nomination Agreement.” Further, upon consummation of this offering, an entity affiliated with Pure Health Holding PJSC will beneficially own approximately  % of our outstanding common stock (approximately  % if the underwriters exercise in full their option to purchase additional common stock). As a result, each of EGI-AM Investments, L.L.C., Ventas Inc., and Pure Health Holding PJSC may be in a position to influence matters affecting us, including decisions regarding extraordinary business transactions, fundamental corporate transactions and election of directors. For more information, see “Risk factors—Our principal equity holders’ interests may conflict with yours.”

	Per Share	Total

Price to the public	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us (before expenses)	$	$

Proceeds to the selling stockholders (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for a detailed description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than   shares of common stock, the underwriters have the option to purchase up to an additional   shares from us and up to an additional    shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions for 30 days after the date of this prospectus, as described in “Underwriting.” We will not receive any proceeds from the sale of shares held by the selling stockholders.

Investing in our common stock involves risks. See “Risk factors” beginning on page 28 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about   , 2024.

J.P. Morgan	BofA Securities	Morgan Stanley
Stephens Inc.

Citigroup	Leerink Partners	RBC Capital Markets	Truist Securities	Mizuho

Capital One Securities	Loop Capital Markets

Prospectus dated    , 2024

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

About this prospectus

As used in this prospectus, unless the context otherwise indicates, any reference to “Ardent,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Corporate Conversion (as defined herein), to Ardent Health Partners, LLC, together with its consolidated subsidiaries, and after the Corporate Conversion, to Ardent Health Partners, Inc., the issuer of the shares of common stock offered hereby, together with its consolidated subsidiaries.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we, nor the selling stockholders, nor any of the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the shares of common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of their respective dates or the date or dates specified in those documents. Our business, financial condition, results of operations or prospects may have changed since those dates.

For investors outside the United States: Neither we, nor the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or the offer and sale of the shares of common stock in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Financial statement presentation

Corporate conversion

Except as disclosed in this prospectus, the consolidated historical financial statements and summary historical financial and operating data and other financial information included in this prospectus are those of Ardent Health Partners, LLC, together with its consolidated subsidiaries, and do not give effect to the Corporate Conversion. We expect that the Corporate Conversion will not have a material effect on our consolidated financial statements. Shares of common stock of Ardent Health Partners, Inc. are being offered by this prospectus. Please see “Corporate conversion” for more information.

Rounding

Certain numerical figures set out in this prospectus, including financial data presented in billions, millions or in thousands, have been subject to rounding adjustments and, as a result, the totals of the data in this prospectus may vary slightly from the actual arithmetic totals of such information.

Non-GAAP financial measures

We have included certain financial measures that have not been prepared in a manner that complies with U.S. generally accepted accounting principles (“GAAP”), including Adjusted EBITDA and Adjusted EBITDAR. We define these terms as follows:

•

“Adjusted EBITDA” is defined as net income plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization expense (or EBITDA), as adjusted to deduct net income attributable to joint venture (“JV”) partners’ noncontrolling interests, and excludes the effects of other non-operating losses (gains), restructuring, exit and acquisition-related costs, expenses incurred in connection with the implementation of Epic Systems (“Epic”), our integrated health information technology system, non-cash unit-based compensation expense, and loss (income) from disposed operations.

•

“Adjusted EBITDAR” is defined as Adjusted EBITDA further adjusted to add back rent expense payable to real estate investment trusts (“REITs”), which consists of (i) rent expense pursuant to the 20-year master lease agreement (with a renewal option for an additional ten years) that we entered into with Ventas, Inc., a publicly traded REIT (“Ventas”), pursuant to which we lease ten of our hospitals (the “Ventas Master Lease”), (ii) lease agreements associated with our sale of 18 medical office buildings to Ventas in exchange for $204.0 million on February 9, 2022, and the concurrent entry into agreements to lease the real estate back from Ventas over a 12-year initial term with eight options to renew for additional five-year terms (“MOB Transactions”), and (iii) a lease arrangement with Medical Properties Trust, Inc. (“MPT”) for the Hackensack Meridian Mountainside Medical Center.

Adjusted EBITDA and Adjusted EBITDAR are non-GAAP financial measures used by our management and external users of our financial statements, such as investors, analysts, lenders, rating agencies and other interested parties, to evaluate companies in our industry.

Performance measure

Adjusted EBITDA is a performance measure that is not defined under GAAP and is presented in this prospectus because our management considers it an important analytical indicator that is commonly used within the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

healthcare industry to evaluate financial performance and allocate resources. Further, our management believes that Adjusted EBITDA is a useful financial measure to assess our operating performance from period to period by excluding certain material non-cash items and unusual or non-recurring items that we do not expect to continue in the future and certain other adjustments we believe are not reflective of our ongoing operations and our performance.

Valuation measure

Adjusted EBITDAR is a commonly used valuation measure used by our management, research analysts, investors and other interested parties to evaluate and compare the enterprise value of different companies in our industry. We operate 30 acute care hospitals, 12 of which we lease back from two REITs, Ventas and MPT, pursuant to long-term lease agreements. Additionally, during 2022 we completed the sale of 18 medical office buildings to Ventas in exchange for $204.0 million and concurrently entered into the MOB Transactions to lease the real estate back from Ventas over a 12-year initial term with eight options to renew for additional five-year terms. Our management views both the long-term lease agreements with Ventas and MPT, as well as the MOB Transactions, as more like financing arrangements than true operating leases, with the rent payable to such REITs being similar to interest expense. As a result, our capital structure is different than many of our competitors, especially those whose real estate portfolio is predominately owned and not leased. Excluding the rent payable to such REITs allows investors to compare our enterprise value to those of other healthcare companies without regard to differences in capital structures, leasing arrangements and geographic markets, which can vary significantly among companies. Our management also uses Adjusted EBITDAR as one measure in determining the value of prospective acquisitions or divestitures. Finally, financial covenants in certain of our lease agreements, including the Ventas Master Lease, use Adjusted EBITDAR as a measure of compliance. Adjusted EBITDAR does not reflect our cash requirements for leasing commitments. As such, our presentation of Adjusted EBITDAR should not be construed as a performance measure.

Limitations of non-GAAP financial measures

Because not all companies use identical calculations, our presentation of non-GAAP measures may not be comparable to other similarly titled measures of other companies.

While we believe these are useful supplemental financial measures for investors and other users of our financial information, you should not consider non-GAAP measures in isolation or as a substitute for net income, cash flows from operations, or any other items calculated in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDAR have inherent material limitations as performance and valuation measures, respectively, because they add back certain expenses to net income, resulting in those expenses not being taken into account in the applicable financial measure. We have borrowed money, so interest expense is a necessary element of our costs. Because we have material capital and intangible assets, depreciation and amortization expense are necessary elements of our costs. Likewise, the payment of taxes and rent (in the case of Adjusted EBITDAR) are necessary elements of our operations. Because Adjusted EBITDA and Adjusted EBITDAR exclude these and other items, they have material limitations as measures of our performance and valuation, respectively.

Please see “Prospectus summary—Summary historical financial and operating data” and “—Non-GAAP valuation measure” and “Management’s discussion and analysis of financial condition and results of operations—Supplemental non-GAAP information”, “—Supplemental non-GAAP valuation measure” and “—Liquidity and capital resources—Operating activities” for a discussion of each of these non-GAAP measures, including detailed calculations to reconcile amounts to the most directly comparable measure calculated and presented in accordance with GAAP.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Consolidated operating statistics

In pursuing our business and financial objectives, we pay close attention to a number of performance measures and operational factors. Our revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges and negotiated payment rates for such services. Our expenses depend upon the levels of salaries and benefits paid to our employees, the cost of supplies and the costs of other operating expenses. To monitor these variables, we utilize a variety of other financial measures and operating data, including those described below, which we refer to herein and define as follows:

•

“Hospitals operated (at period end).”  This metric represents the total number of hospitals operated by us at the end of the applicable period, irrespective of whether the hospital real estate is (i) owned by us, (ii) leased by us or (iii) held through a controlling interest in a JV. This metric includes the managed clinical operations of the hospital at the UT Health North Campus in Tyler, Texas (“UT Health North Campus Tyler”), a hospital owned by The University of Texas Health Science Center at Tyler (“UTHSCT”), an affiliate of The University of Texas System. Since we only manage the clinical operations of UT Health North Campus Tyler, the financial results of such entity are not consolidated under Ardent Health Partners, LLC.

•

“Licensed beds (at period end).”  This metric represents the total number of beds for which the appropriate state agency licenses a facility, regardless of whether the beds are actually available for patient use.

•

“Utilization of licensed beds.”  This metric represents a measure of the actual utilization of our inpatient facilities, computed by (i) dividing patient days by the number of days in each period, and (ii) further dividing that number by average licensed beds, which is calculated by dividing total licensed beds (at period end) by the number of days in the period, multiplied by the number of days in the period the licensed beds were in existence.

•	“Admissions.” This metric represents the number of patients admitted for inpatient treatment during the applicable period.

•

“Adjusted admissions.”  This metric is used by management as a general measure of combined inpatient and outpatient volume. Adjusted admissions provides management with a key performance indicator that considers both inpatient and outpatient volumes by applying an inpatient volume measure (admissions) to a ratio of gross inpatient and outpatient revenue to gross inpatient revenue. Gross inpatient and outpatient revenue reflect gross inpatient and outpatient charges prior to estimated contractual adjustments, uninsured discounts, implicit price concessions, and other discounts. The calculation of adjusted admissions is summarized as follows:

Adjusted Admissions	=	Admissions	x	Gross Inpatient Revenue + Gross Outpatient Revenue

Gross Inpatient Revenue

•	“Adjusted admissions excluding COVID-19 patients.” This metric represents the number of adjusted admissions less the adjusted admissions attributable to COVID-19 patients.

•

“Inpatient surgeries.”  This metric represents the number of surgeries performed on patients who have been admitted to our hospitals. Pain management, C-sections, and certain diagnostic procedures are excluded from inpatient surgeries.

•

“Outpatient surgeries.”  This metric represents the number of surgeries performed on patients who have not been admitted to our hospitals. Pain management, C-sections, and certain diagnostic procedures are excluded from outpatient surgeries.

v

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	“Emergency room visits.” This metric represents the total number of patients provided with emergency room treatment during the applicable period.

•	“Patient days.” This metric represents the total number of days of care provided to patients admitted to our hospitals during the applicable period.

•

“Total encounters.”  This metric represents the total number of events where healthcare services are rendered resulting in a billable event during the applicable period. This includes both hospital and ambulatory patient interactions.

•	“Average length of stay.” This metric represents the average number of days admitted patients stay in our hospitals.

•

“Net patient service revenue per adjusted admission.”  This metric represents net patient service revenue divided by adjusted admissions for the applicable period. Net patient service revenue reflects gross inpatient and outpatient charges less estimated contractual adjustments, uninsured discounts, implicit price concessions, and other discounts.

•

“Net patient service revenue per adjusted admission excluding COVID-19 patients.”  This metric represents net patient service revenue less the net patient service revenue attributable to COVID-19 patients divided by adjusted admissions excluding COVID-19 patients for the applicable period. Net patient service revenue reflects gross inpatient and outpatient charges less estimated contractual adjustments, uninsured discounts, implicit price concessions, and other discounts.

Hospitals operated (at period end) and licensed beds (at period end) are operational metrics we use to measure the scale of our operations, and licensed beds (at period end) is used to calculate other key operating metrics. Utilization of licensed beds, admissions, adjusted admissions, adjusted admissions excluding COVID-19 patients, inpatient surgeries, outpatient surgeries, emergency room visits, patient days, total encounters and average length of stay are operational metrics we use to measure patient volumes (or, in regards to adjusted admissions, implied patient volumes), which are our primary drivers of revenue. We use net patient service revenue per adjusted admission and net patient service revenue per adjusted admission excluding COVID-19 patients as performance metrics to analyze changes in net patient service revenue on a volume-adjusted basis.

These metrics are presented throughout this prospectus on a consolidated basis. Unless otherwise noted, these metrics are as of and for the three months ended March 31, 2024 and exclude UT Health North Campus Tyler.

Industry and market data

The data included in this prospectus regarding the markets and industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe that they generally indicate size, position and market share within these industries. Our own estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. Estimates of our serviceable addressable market and current addressable market included in this prospectus are derived from the most recently available data we collected from the U.S. Census Bureau and the Center for Medicare & Medicaid Services (“CMS”), Office of the Actuary, National Health Statistics Group.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Our current addressable market represents total hospital, physician and clinical services spending in the markets where we currently operate. Our serviceable addressable market includes our current addressable market as well as other mid-sized urban areas that fit our strategic focus where we do not currently operate but where we believe we can potentially grow in the future. Our market share figures presented herein represent our estimated market share of our current addressable market. To quantify our serviceable addressable market, we estimated the population of 350 metropolitan statistical areas using the most recently available CMS data that we consider potential growth opportunities (based on metropolitan statistical areas with a population less than 2.0 million and including the markets we currently operate in) as of 2020, multiplied those estimates by the average estimated total hospital, physician and clinical services expenditure per capita for each state represented in the corresponding metropolitan statistical areas as of 2020 and summed the resulting figures. We consider metropolitan statistical areas with populations greater than 2.0 million to be large urban areas, and such markets were excluded from our potential growth opportunities because we believe our operating model is best suited for mid-sized urban markets where we are able to tailor our offerings to meet the needs of the communities we serve.

To calculate the size of our serviceable addressable market, we identified metropolitan statistical areas with populations of less than two million, which resulted in 350 metropolitan statistical areas, including markets in which we currently operate.* We multiplied the sum of the total spending per capita for (i) hospital services and (ii) physician and clinical services, each as of 2020, for each state by such metropolitan statistical area population.** For example, in Oklahoma, four metropolitan statistical areas have population estimates below two million and are therefore included within our serviceable addressable market. We multiplied the sum of the total hospital and physician and clinical services spending per capita in 2020 by the 2020 population in such metropolitan statistical areas. We repeated this calculation for all 350 metropolitan statistical areas with populations of less than two million, to arrive at a total serviceable addressable market size approaching $800 billion. The table below illustrates the calculation for Oklahoma:

Metropolitan Statistical Area	2020 Metropolitan Statistical Area Population *	Hospital Services Spending per Capita **	Physician and Clinical Services Spending per Capita **	Total Hospital and Physician and Clinical Services Spending per Capita	Total Hospital and Physician and Clinical Services Spending
Oklahoma City, OK	1,429,854	$3,991	$2,079	$6,070	$8,679,213,780
Tulsa, OK	1,017,272	$3,991	$2,079	$6,070	$6,174,841,040
Lawton, OK	126,660	$3,991	$2,079	$6,070	$768,826,200
Enid, OK	62,692	$3,991	$2,079	$6,070	$380,540,440
Total Hospital and Physician and Clinical Services spendlng, Oklahoma Markets					$16,003,421,460

*	Population data for each metropolitan statistical area represents 2020 population amounts, which is the most recent data provided from the 2020-2022 Metropolitan and Micropolitan Statistical Areas Population Dataset published by the United States Census Bureau on May 18, 2023.
**	Per capita hospital services and physician and clinical services spending was obtained from the 2020 CMS National Healthcare Expenditure Data. We applied the 2020 per capita spending data rather than more recent spending projections to match the most recently available historical population data as of 2020.

To quantify our current addressable market, we utilized our internal, market-specific revenue data compared against the national health expenditures spending data in each market categorized by hospital and non-hospital related spending obtained through Optum Advisory Board consultant projections as of 2020. We believe these estimates to be accurate as of the date of this prospectus because such estimates are based on the most recently available data, and management is not aware of any material changes that would indicate the 2020 figures are no longer reliable. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Third-party industry and general publications, research, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. These and other factors could cause our future performance to differ materially from our assumptions and estimates. For instance, the annual growth rate projected by CMS for hospital services and physician and clinical services expenditures was not achieved for 2021 (5.5% projected for 2021 compared to 4.8% actual) and was achieved for 2022 (1.4% projected for 2022 compared to 2.4% actual). The projected annual growth rate for hospital services and physician and clinical services expenditures for 2023 was 7.6%. 2023 actual growth is not yet available as CMS has not released its 2023 data. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable and are subject to change based on various factors, including those discussed under “Risk factors” and “Special note regarding forward-looking statements.”

Trademarks and trade names

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business, including Ardent Health Services, UT Health East Texas and Hillcrest. Our name, logo and registered domain names are our proprietary service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the matters discussed in the sections entitled “Risk factors” beginning on page 28, “Management’s discussion and analysis of financial condition and results of operations” beginning on page 83, and the consolidated financial statements and notes thereto and other financial information included in this prospectus before making an investment decision. In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk factors” and “Special note regarding forward-looking statements.” Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate. In this prospectus, unless the context otherwise indicates, any reference to “Ardent,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Corporate Conversion discussed herein, to Ardent Health Partners, LLC and its consolidated subsidiaries, and after the Corporate Conversion, to Ardent Health Partners, Inc., the issuer of the shares of common stock being offered hereby, together with its consolidated subsidiaries.

Overview

We are the fourth largest privately held, for-profit operator of hospitals and a leading provider of healthcare services in the United States.1 We currently operate in eight growing mid-sized urban markets across six states: Texas, Oklahoma, New Mexico, New Jersey, Idaho, and Kansas. We deliver care through a system of 30 acute care hospitals, more than 200 sites of care, and over 1,700 providers that are either employed by or affiliated with us,2 as of March 31, 2024. We hold a leading position in a majority of our markets, and we believe we are one of the leading healthcare systems based on market share and our integrated network of hospitals, ambulatory facilities, and physician practices.3 See “Business—Our platform.” We operate either independently or in partnership with premier academic medical centers, large not-for-profit hospital systems, community physicians, and a community foundation through our well-established and differentiated JV model. Collectively, we operate as a unified organization with a consumer-centric approach to caring for our patients and our communities.

Our healthcare delivery model is built around the consumer and seeks to optimize access for patients and continuity of care. We have built a comprehensive healthcare ecosystem that serves the unique needs of each patient over the course of his or her healthcare journey while our local physicians and providers deliver care based on the standard for their own market. We focus on establishing long-term relationships to engage with patients over their lifetime and seek to deliver superior, cost-effective health outcomes. On average, we care for more than 15,000 people every day across our healthcare ecosystem and during 2023, we served approximately 1.2 million unique patients who had approximately 5.7 million visits with our healthcare providers.

We provide both general and specialty services, including internal medicine, general surgery, cardiology, oncology, orthopedics, women’s services, neurology, urology, and emergency services, within inpatient and ambulatory care settings. In addition to our 30 acute care hospitals, we operate a broad network of ambulatory facilities and telehealth services, including 146 primary care and specialty care clinics, three ambulatory surgery centers (“ASCs”), 22 urgent care centers, two free-standing emergency departments, and ten diagnostic

[1]	Based on number of hospitals.
[2]	Affiliated providers are physicians and advanced practice providers with whom we contract for their services through a professional services agreement or other independent contractor agreement.
[3]	Leading positions defined as first or second based on inpatient market share.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

imaging centers. Bolstered by our provider network,4 which consists of more than 380 primary care providers and over 1,340 specialists, our network allows us to provide accessible and convenient healthcare to our patients in the optimal location, whether that be in a hospital, ambulatory care or virtual care setting. Our provider network enables us to participate in multiple collaborative accountable care organizations (“ACOs”), which are groups of hospitals, doctors, and other providers coming together to give coordinated quality care to patients. We believe this positions us favorably in the evolving healthcare reimbursement landscape. As part of our growth strategy, we are accelerating our ambulatory and physician alignment initiatives to expand both physical and virtual consumer access points. We expect that this approach will grow our market share and drive performance in connection with our value-based care initiatives, which are designed to deliver high-quality care that exceeds CMS benchmarks to patients in a cost-effective manner for payors.

We leverage an advanced technology platform to drive enhanced care coordination and system productivity, which we believe leads to improved outcomes based on our safety of care, readmission, and mortality rates measured against applicable CMS benchmarks. This technology platform incorporates a variety of tools across our hospitals, clinics, and virtual care platforms and includes a consumer experience platform that drives our overall strategy to increase patient acquisition, engagement, and retention. We believe these technologies make it easier for caregivers to focus on delivering care, and for patients to access and receive care across all settings while also improving outcomes, such as safety of care, readmission, and mortality rates.

Our well-established JV model differentiates us by enabling us to enhance our scale and provide unique opportunities to establish new markets and access points. In all of our eight regional markets, we have entered into JVs with premier academic medical centers, large not-for-profit hospital systems, community physicians, and a community foundation. Our strategic JV partners offer us significant advantages, including expanded access points, clinical talent availability, local brand recognition, and scale that enable us to accelerate market penetration. We help our partners enhance their network and regional presence through our operational acumen. We strengthen clinical services, drive operating improvements, and centrally manage operations to optimize hospital performance and enhance patient care. In each of these partnerships, we are the majority owner and serve as the day-to-day operator. We believe we are the JV partner-of-choice for academic medical centers and not-for-profit health systems in new and existing markets.

Our hospital portfolio consists of 30 acute care hospitals, nine of which are owned and operated through limited liability companies (“LLCs”) that qualify as variable interest entities (“VIEs”). Through our wholly-owned subsidiaries, we own majority interests in each LLC that owns and operates our hospitals. While we hold majority interests in the LLCs that own and operate these hospitals, there are also significant minority interests held by not-for-profit medical systems, universities, academic medical centers, foundations or a combination thereof. Consequently, a significant portion of our revenue and net income is attributable to JVs.

Since our inception in 2001, we have demonstrated an ability to consistently innovate and sustain organic growth during varied economic and regulatory climates. Additionally, our growth through acquisitions and JV partnerships has allowed us to enter new attractive markets. Between January 1, 2017 and March 1, 2018, we more than doubled the number of markets we serve and the number of hospitals we operate. While our business is rooted in acute care and other related services for surgery, complex medical conditions, or injuries, we have increased our ambulatory and physician footprint by adding more than 95 ambulatory facilities and

[4]	Provider network refers to our network of physicians and advanced practice providers that provide medical care at our facilities.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

850 providers from 2017 to 2023 to create a comprehensive platform that supports the full continuum of patient care and participation in value-based care programs. Our significant investments and operational discipline have led to a more centralized and standardized organization, positioning us for continued growth and performance improvement in both new and existing areas.

We operate in the large and growing healthcare services sector. According to CMS National Healthcare Expenditure Data, expenditures for hospital services and physician and clinical services collectively amounted to over $2.2 trillion in 2022, or 50% of the total healthcare spending in the United States. CMS estimates that these two types of expenditures together are projected to grow at an average rate of 5.7% annually through 2031.5 We estimate that our serviceable addressable market, which reflects the total hospital, physician and clinical services expenditures in markets that fit our strategic focus on mid-sized urban communities, approaches $800 billion6. We believe we have significant opportunities to capture additional market share in our current markets and to expand into new markets.

We have a disciplined approach to growth, which has led to improved financial and operating performance resulting in strong revenue, net income, and Adjusted EBITDA growth. From 2022 to 2023, we have grown total revenue from $5.1 billion to $5.4 billion, while net income decreased from $265.4 million to $129.0 million due to the non-recurring impact of a $157.8 million gain on the sale of a portfolio of medical office buildings during 2022 related to the MOB Transactions. Adjusted EBITDA decreased from $317.4 million to $317.2 million over the same period. Adjusted EBITDA is a non-GAAP measure. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, please see “Prospectus summary—Summary historical financial and operating data” and “Management’s discussion and analysis of financial condition and results of operations—Supplemental non-GAAP information.”

Our platform

We operate a consumer-centric healthcare platform focused on creating long-lasting relationships with our patients across multiple care settings. By placing our primary focus on the patient and understanding his or her comprehensive healthcare needs, we leverage our facilities, providers, and technology to deliver high-quality patient care that exceeds CMS benchmarks. We believe this ultimately drives a better patient experience measured by improved safety of care, readmission, and mortality rates and lower cost compared to applicable CMS benchmarks.

The key components of our platform include:

•

“The Ardent Way.”  At Ardent, culture, safety, quality, and compliance represent the foundation of our platform. We are guided by our operating principles and values, which we define as “The Ardent Way.”

The Ardent Way has resulted in national recognition as demonstrated by our numerous awards, ratings, and accolades praising our quality, safety, and employee satisfaction. Notably, on average since 2021, 70% of

[5]	See ”Industry and market data” section for details regarding the actual and projected growth rates.
[6]	See “Industry and market data” section for the calculation of our serviceable addressable market.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent’s eligible hospitals have earned 3-stars or higher from CMS7, indicating enhanced safety of care, lower readmissions, and lower mortality, which provides a better patient experience. Our safety ratings consistently exceed the national average. For example, nine of our hospitals received the Leapfrog Group’s8 prestigious 2023 Top Hospital designation and 69% of our hospitals that were graded received a Fall 2023 Leapfrog Hospital Safety Grade of A or B, compared to the national average of only 54% of hospitals. We have been recognized as an employer of choice by numerous organizations including Modern Healthcare, The Tennessean and Comparably.9

We operate health systems in the following markets:

[7]	The CMS overall five-star quality rating system measures over 40 hospital quality measures and divides them into five groups: safety of care, readmission, mortality, patient experience, and timely and effective care. The overall rating shows how well each of our hospitals performed on an identified set of quality measures compared to other hospitals in the United States.
[8]	The Leapfrog Group is an organization that advocates for transparency in healthcare by collecting, analyzing and disseminating data to inform value-based purchasing and improved decision-making.
[9]	Modern Healthcare is a business publication in the healthcare industry, The Tennessean is a daily newspaper in Nashville, Tennessee, and Comparably is an employee reviews site.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

		Number of
Health System	Market(1) (City, State)	Operated Hos- pitals(2)		JV - Operated Hospitals		Owned Hospitals	Leased Hospitals	Ambu- latory Sites of Care	Provi- ders(3)	Licensed Beds	Estimated Market Share(4)	Ardent JV Equity Ownership(5)		Is JV a VIE ? (Yes/No)	Market Popul- ation(6)	Popu- lation Grow- th(6)	Median Income(6)
UT Health East Texas	Tyler, TX	9	(7)	9		7	1 (from Ventas)	50	435	868	21.7%^	70%	(8)	No	983,245	6%	$57,485
Hillcrest HealthCare System	Tulsa, OK	8		1	(9)	0	8 (4 from Ventas, 3 from county and 1 from JV partner)	49	453	1,173	22.9%^	51%	(9)	Yes	1,130,250	1%	$58,642
Lovelace Health System	Albuquerque, NM	5		1	(10)	0	5 (from Ventas)	20	296	619	15.8%†	51%	(10)	Yes	1,537,784	4%	$60,171
Hackensack Meridian Medical Centers(12)	Montclair / Westwood, NJ	2		2		1	1 (from MPT)	25	128	476	22.0%^	80%/65%		Yes	546,933	(1)%	$121,871
BSA Health System	Amarillo, TX	3		2	(11)	2	1 (from Ventas)	11	115	485	42.0%*	58.8%	(11)	Yes	579,878	5%	$59,243
Portneuf Medical Center	Pocatello, ID	1		1		1	0	8	118	205	59.0%*	77%		Yes	136,351	6%	$63,055
UKHS St. Francis Medical Center	Topeka, KS	1		1		1	0	15	149	378	20.7%^	70.5%		Yes	283,891	1%	$59,833
Seton Medical Center Harker Heights	Killeen, TX	1		1		1	0	10	29	83	10.5%†	80%		Yes	435,750	3%	$59,835
Total		30		18		13	16	188	1,723	4,287

(1)	This represents the headquarters of each market.

(2)	Total number of hospitals operated by us as of the date of this prospectus, irrespective of whether the hospital real estate is (i) owned by us, (ii) leased by us, or (iii) held through a controlling interest in a JV.

(3)	This metric represents the total number of providers employed by us at our operated hospitals and affiliated providers, measured as of March 31, 2024, including physicians at UKHS St. Francis Campus and UT Health East Texas whom are employed by the hospitals’ respective JV partners but managed by us.

(4)	Market share statistics are based on most recent available state data and compiled by the following sources: Kansas Hospital Association, New Jersey Hospital Association, New Mexico Hospital Association, Oklahoma Hospital Association, RealTime Medicare Data (Idaho), Texas Hospital Association, and Texas Health Care Information Collection; * indicates the largest market share in the applicable market; ^ indicates the second largest market share in the applicable market; † indicates the third largest market share in the applicable market.

(5)	Our voting and economic rights as an equityholder in our JVs are generally proportional to our equity ownership in each JV LLC entity. Our JVs are generally governed by a board of directors comprised of an equal number of members appointed by us and the JV partner, and the respective JV board of directors generally acts by block voting of its members (i.e., decisions require the approval of both a majority of the members appointed by us and a majority of the members appointed by the JV partner). For additional information, see “Business—Our joint venture model”.

(6)	Source: Strata Decision Technology (2023, 2024); Esri Geoenrichment Service. Note: Esri models projections via US Census estimates. Market population corresponds to approximately 85-90% of the patients we serve in the applicable zip codes defining our markets. Population growth represents estimated growth in the applicable market from 2023 to 2025.

(7)	Includes UT Health North Campus Tyler, a hospital owned by UTHSCT (an affiliate of The University of Texas System), but managed by Ardent.

(8)	Although we own 100% of the assets of the hospitals in this health system, except for (i) UT Health North Campus Tyler (which is owned by UTHSCT, but managed by us ), (ii) UT Health East Texas Rehabilitation Hospital (which is leased from Ventas) and (iii) the land for UT Health Athens, UT Health Carthage, UT Health Pittsburg and UT Health Quitman, which is leased pursuant to ground lease arrangements from the respective counties or agencies thereof, we have entered into a JV with UTHSCT whereby we receive 70% of the total earnings of these hospitals plus the earnings of UT Health North Campus Tyler, and UTHSCT receives the remaining 30%.

(9)	Represents Tulsa Spine & Specialty Hospital, which is a JV with local, practicing physicians in the Hillcrest HealthCare System in Tulsa, Oklahoma.

(10)	Represents Lovelace UNM Rehabilitation Hospital JV in Albuquerque, New Mexico.

(11)	Represents the Quail Creek Surgical Hospital and Panhandle Surgical Hospital, which is a JV with local, practicing physicians in the BSA Health System in Amarillo, Texas.

(12)	Figures are presented on a combined basis for Hackensack Meridian Mountainside Medical Center and Hackensack Meridian Pascack Valley Medical Center.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•

Our significant scale and leading market penetration.  Our scale provides a significant opportunity to capture market share. We have a leading position in a majority of our markets and have achieved meaningful scale in each market, with an average of more than 500 beds and a complement of ambulatory and physician services. As individuals increasingly seek affordability, a higher quality of life and remote work opportunities outside of larger urban centers, we believe our present and targeted markets are poised for continued growth.

•

Locally tailored approach to providing healthcare.  We recognize that each of our hospitals is as unique as the community it serves and our offerings are tailored to each of the needs of our markets. We establish strong physician leadership groups and local hospital boards, cultivate high employee engagement and, in a number of our markets, partner with physician groups and other providers of healthcare services to serve the needs of our communities. We provide the scale, resources and operational support to allow our local facilities and caregivers to provide the care that is best suited for the patient based on the standard for their own market. We believe that this approach enhances our market share, contributes to a higher quality of care for our patients, increases our operational efficiency, and drives revenue and earnings growth.

•

Extensive provider network.  Our provider network serves as the foundation through which we deliver quality care. We have over 1,700 providers, including over 1,300 employed and more than 400 affiliated physicians and advanced practice providers. Affiliated providers perform services for us through professional services agreements or other independent contractor agreements. Our growing provider network, which consists of more than 380 primary care providers and over 1,340 specialists, affords us the opportunity to drive growth and deliver on value-based care initiatives. To date, we have more than 80 contracts with a value-based component between us and third-party payors that include a variety of quality incentives, shared savings, and upside risk incentives across all markets, covering more than 220,000 lives. Moreover, our providers work alongside independent providers in collaborative clinically integrated networks and ACOs, with the objective of reducing costs and improving outcomes, such as safety of care, readmission, and mortality rates. Notably, the number of annual wellness visits has grown by 150% since 2019 and transitional care management has increased 35% compared to 2022, both helping drive down readmissions through early intervention.

•	Robust technology platform supports care delivery.

•

In 2021, we completed our implementation of a single system-wide instance of Epic’s electronic health record (“EHR”) technology throughout all of our facilities. This comprehensive and integrated clinical operating system helps drive improved outcomes based on our safety of care, readmission, and mortality rates, operational standardization, and revenue optimization. Ardent has earned a “Gold Stars 9” level designation from Epic,[10] one that measures patient access, patient experience, clinical quality and safety, population health management, physician productivity, and nursing and clinical team productivity – placing us in the top 27% of all health systems using Epic. Our system-wide use of Epic also provides uniformity of data and facilitates interconnected patient care across the continuum of our care settings, including the home. We believe Epic makes us a more attractive partner for emerging technology providers and facilitates physician use of novel technology.

[10]	Epic’s Gold Stars program helps organizations identify Epic features they can use to improve clinical and financial outcomes. We were awarded a “Gold Stars 9” level out of a possible 10 for our high feature adoption across the organization, which places us in the top 27% of all health systems using Epic.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•

We are expanding care beyond the hospital by implementing a variety of technologies and innovative applications across our footprint. This allows us to develop a comprehensive ecosystem of solutions to better care for patients across a variety of care settings. These solutions include virtual visits, remote patient monitoring, chronic care management, as well as a consumer engagement platform. Over the last two years, we have invested nearly $27 million in enhanced technologies designed to broaden our service capabilities, increase patient engagement, grow revenue, and expand margins.

Our market opportunity

Healthcare is one of the largest and fastest-growing sectors of the U.S. economy. According to CMS, U.S. national healthcare expenditures (“NHE”) represented approximately 17% of U.S. gross domestic product (“GDP”), or nearly $4.5 trillion, in 2022. After taking into account the expected impacts of the Inflation Reduction Act, including that people with Medicare prescription drug coverage are projected to experience lower out-of-pocket spending on prescription drugs for 2024 and beyond, CMS projects that NHE will grow by an average of 5.4% annually from 2022 to 2031, surpassing $7.1 trillion and representing nearly 20% of GDP. CMS projects that NHE is generally expected to grow more rapidly, on average, than the overall economy. Moreover, hospital expenditures are expected to rise at a higher rate, on average, than the GDP. While the GDP is expected to increase at an average annual growth rate of 4.6% from 2022 to 2031, hospital expenditures are expected to rise at a 5.9% average annual growth rate over the same period. The projected annual growth rate for NHE was not achieved for 2021 (4.2% projected for 2021 compared to 3.2% actual) or 2022 (4.3% projected for 2022 compared to 4.1% actual) while the projected annual growth rate for U.S. hospital expenditures was not achieved for 2021 (5.7% projected for 2021 compared to 4.5% actual) but was achieved for 2022 (0.8% projected for 2022 compared to 2.2% actual). The projected annual growth rates for NHE and hospital expenditures for 2023 were 5.1% and 9.3%, respectively. 2023 actual growth is not yet available as CMS has not released its 2023 data.

According to CMS National Healthcare Expenditure Data, hospital, physician and clinical services expenditures collectively accounted for over $2.2 trillion in 2022, or 50% of the total healthcare spending in the United States:

•

Hospital services represent the single largest category of spend at nearly $1.4 trillion, or approximately 30% of total healthcare spending in 2022, and these expenditures are expected to grow approximately 65% to $2.3 trillion by 2031, representing over 32% of total spending.

•

Physician and clinical services accounted for nearly $885 billion, or approximately 20% of total spending in 2022, and these expenditures are expected to grow approximately 58% to approximately $1.4 trillion by 2031, representing approximately 20% of total spending.

We believe there are approximately 350 markets that fit our strategic focus of mid-sized urban communities based on the most recently available data. We estimate our serviceable addressable market, which we define as total hospital, physician and clinical services expenditures in these markets, to be approximately $800 billion in 2020 (based on the most recently available data), which is expected to grow at an average annual growth rate of approximately 5.7% to nearly $1.4 trillion by the end of the decade.

Out of our serviceable addressable market, we estimate that our current markets represent approximately $37.8 billion, with acute care representing approximately $20.9 billion and ambulatory and outpatient services representing approximately $16.9 billion. As of 2020, we have captured 11% of this current addressable market,

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

representing 21% of the acute care market and 3% of the ambulatory and outpatient services market (based on the most recently available data). We believe the ambulatory and outpatient services market in particular represents a significant opportunity for us to grow and expand our market share.

Our platform is well-positioned to benefit from and capitalize on several industry trends, including:

•

Consolidation.  The hospital services and physician and clinical services sectors are highly fragmented, with significant opportunity for continued consolidation across markets and state lines. Several industry dynamics favor consolidation in the hospital sector, including: (i) hospital systems facing increased financial pressures due to a lack of scale; (ii) hospital systems struggling to recruit medical providers given the significant competition for clinical talent; and (iii) hospital systems experiencing the inability to support continued investments in new services, facilities, and technology.

•

Shifting sites of care.  The U.S. healthcare industry is experiencing a shift to the ambulatory setting due to: (i) an effort to contain healthcare spending; (ii) migration of lower acuity procedures to lower cost settings; (iii) technological advancements; (iv) telehealth receptivity by patients; and (v) increased demand for care and facilities that are more convenient and accessible. This has resulted in a growing number of stand-alone outpatient healthcare facilities and urgent care facilities and the expansion of other healthcare services in order to better serve patients across the continuum of care. We believe providers that are market leaders in both inpatient and ambulatory care will be better positioned to benefit in the changing healthcare environment.

•

Continued enhancement of technology across healthcare.  The hospital services sector increasingly will benefit from emerging technologies and the use of data contained within EHR systems. The continued significant investment in, and adoption of, these technologies is expected to improve real-time access to patient records and relevant clinical data, allowing providers to maximize clinical efficiency, enhance care delivery, patient experiences, and improve safety of care, readmission, and mortality rates.

•

Transition to value-based payment models.  In response to rising healthcare spending in the United States, commercial and governmental payors are shifting from fee-for-service payment models towards value-based care models. Fee-for-service payment models reimburse healthcare providers for each service they deliver to a patient, while value-based care models incentivize healthcare providers to focus on quality outcomes rather than the quantity of services rendered. The shift to value-based care models requires greater alignment and coordination with healthcare providers. This shift includes risk-based payment models that tie financial incentives to quality, efficiency, and patient outcomes. Under value-based care and risk-based payment models, financial incentives include various payments received for shared savings with payors, which is determined on an annual basis, additional payments for care coordination efforts, bonuses for preventive care visits, and bundled payments for all services provided within a defined episode of care. We believe that healthcare providers with leading capabilities and expertise in both fee-for-service and value-based care models will emerge as the long-term winners because the reimbursement landscape continues to evolve as third-party payors navigate the shift to value-based care models.

Our competitive strengths

Over our more than 20 years of experience, we have developed a core competency for efficiently and effectively operating healthcare facilities and physician groups to provide high-quality patient care that exceeds CMS benchmarks. We believe our scale, expertise, and reputation in our markets are difficult to replicate and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

provide us with a meaningful competitive advantage. We believe these factors, together with the following additional strengths, position us for continued success.

•

Our scale and density.  We believe our scale and density provide us multiple strategic advantages. By focusing on mid-size markets, we are able to achieve meaningful density that helps us capture significant market share. The scale of our health systems provides us strategic advantages that result in a greater ability to attract and retain patients, creates purchasing power that enables us to deliver cost-effective care, and drives the ability to negotiate favorable contracts with managed care and other payor sources.

•	Focus on growing mid-sized urban markets. We target and operate in growing mid-sized urban markets with favorable demographic trends, including:

•	strong population growth;

•	stable and growing job markets;

•	attractive payor mixes;

•	significant long-term market demand; and

•	favorable competitive dynamics.

•

Our breadth of services.  Our broad suite of acute and ambulatory services, offered across care settings, provides us multiple opportunities to engage with patients throughout their unique health journeys and allows us to meet them in their desired care setting.

•

Commitment to delivering the highest quality patient care in a consumer-centric ecosystem.  Our consumer-centric ecosystem drives better patient experience by improving safety of care, readmission, and mortality rates and ensuring the patient is seen at the appropriate site of care. Anchored by our network of providers and healthcare facilities, we focus on delivering care that supports patients across their unique health journeys, recognizing that care does not stop when a hospital stay or clinic visit ends.

•

Centralized and standardized operating model.  Since 2021, we have focused on centralizing corporate services such as human resources, information technology, and finance, while outsourcing certain support functions including revenue cycle management, food services, and environmental services. Our transition to a centralized operating structure and our adoption of standardized systems and processes has resulted in enhanced integration and speed of execution. These efforts and investments have generated significant cost savings, thereby contributing to our profitability. Moreover, we believe our shift to a centralized operating structure with standardized systems has primed us for ongoing savings, operational improvements, and future growth in new and existing markets.

•

Highly integrated, tech-enabled care delivery model.  Our investments in advanced technologies enable our more than 1,700 providers to effectively manage patients’ health needs before, during, and after an episode of care. Our single, highly optimized instance of Epic as our clinical operating platform provides a foundation for consistent and scalable clinical and financial outcomes. We expect this platform will be highly beneficial to us as the industry moves further into value-based care models, and we believe Epic makes us a more attractive partner for emerging technology providers and facilitates physician use of novel technology. Continued deployment of emerging technologies provides support from the bedside to the home, making it easier for us to deliver care to patients across all settings.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•

Multi-faceted growth model with demonstrated history of accretive strategic acquisitions and JV partnerships.  Ardent has a proven track record of success in acquiring, integrating, and enhancing the performance of a variety of assets ranging from small community hospitals to comprehensive, multi-site health systems. Additionally, a key competitive strength and a significant component of our growth strategy has been our well-established and differentiated JV model, which has resulted in partnerships with premier academic medical centers, large not-for-profit hospital systems, community physicians, and a community foundation.

•

Proven and highly experienced management team.  We have purposely assembled a world-class leadership team with an average of over 25 years of industry experience and an extensive track record of providing quality care, integrating strategic acquisitions, and driving operational and financial improvements across the enterprise. We believe our management team’s extensive and diverse experience is a distinct competitive advantage for achieving sustained future success.

Our growth strategy

We are dedicated to providing high-quality, cost-effective patient care while growing our business, increasing our profitability, and creating long-term shareholder value. To achieve these objectives, we are focused on executing a multi-faceted growth strategy which consists of the following elements:

•

Continue to build a leading position in our existing markets.  We recognize the evolving nature of healthcare demands in our markets and have developed market-specific growth plans to meet the needs in each of our communities. We will pursue continued growth in our current markets through the following strategies:

•	Investing organically through expansion of high acuity service lines, digital capabilities, and sites of care and related outpatient services

•	Building our roster of top specialty physicians to expand complex care capabilities

•	Advancing capabilities that enable us to succeed in a value-based care environment

•	Growing our extensive and diverse provider network

•	Investing in digital engagement technologies to acquire new patients and better engage and retain our existing patients both within and outside of our facilities

•

Opportunistically expand into new markets.  We continually evaluate and selectively pursue strategic growth opportunities, as we believe there is significant demand for our consumer-centric care model in communities across the country. We intend to enter new markets through acquisition and partnership opportunities where we are confident that we can employ our best practices and established model to realize growth.

•	Drive operational excellence. The following initiatives generated significant cost savings during 2022 and 2023:

•	Centralizing key functions and standardizing processes across the enterprise

•	Advancing expense management initiatives and outsourcing non-core functions

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	Optimizing service lines and implementing uniform clinical practices

•	Leveraging Epic and other technology solutions to drive clinical and operational efficiencies

•	Improving our revenue cycle management capabilities to optimize revenue capture

•	Leveraging our scale to optimize governmental and commercial payor reimbursement initiatives

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Summary risks associated with our business

An investment in our common stock involves numerous risks described in “Risk factors” and elsewhere in this prospectus. You should carefully consider these risks before making a decision to invest in our common stock. Key risks include, but are not limited to, the following:

•	changes in government healthcare programs, including Medicare and Medicaid, could have an adverse effect on our revenues and business;

•

reduction in the reimbursement rates paid by commercial payors, our inability to retain and negotiate favorable contracts with private third-party payors, or an increasing volume of uninsured or underinsured patients;

•

security threats, catastrophic events and other disruptions affecting our, our service providers’ or our JV partners’ information technology and related systems, which have adversely affected, and could in the future adversely affect, our relationships with patients and business partners and subject us to legal claims and liabilities, reputational harm and business disruption and adversely affect our financial condition;

•

the highly competitive nature of the healthcare industry and continued industry trends toward value-based purchasing, consolidation among third-party payors and care coordination among healthcare providers;

•

inability to recruit and retain quality physicians and increased labor costs resulting from increased competition for staffing or a continued or increased shortage of experienced nurses, as well as the loss of key personnel, including key members of our management team;

•

changes to physician utilization practices and treatment methodologies and other factors outside our control that impact demand for medical services may reduce our revenues and ability to grow profitably;

•

third-party payor controls designed to reduce costs and other payor practices, including value-based contracting and care coordination, intended to decrease inpatient services, surgical procedure volumes or reimbursement for services;

•

inability to successfully complete acquisitions or strategic JVs or inability to realize all of the anticipated benefits, including anticipated synergies, of past acquisitions or failure to maintain existing relationships with JV partners or enter into relationships with additional healthcare system partners and the risk that transactions may not receive necessary government clearances;

•

liabilities because of professional liability and other non-governmental claims brought against our hospitals, physician practices, outpatient facilities or other business operations or against healthcare providers that provide services at our facilities;

•	exposure to certain risks and uncertainties by the JVs through which we conduct a significant portion of our operations, including risks as a result of our lack of sole decision-making authority;

•	failure to obtain drugs and medical supplies at favorable prices or sufficient volumes;

•	operational, legal and financial risks associated with outsourcing functions to third parties;

•	our facilities are heavily concentrated in Texas and Oklahoma, which makes us sensitive to regulatory, economic and competitive conditions and changes in those states;

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	economic factors that have affected, and may continue to impact, our business, financial condition and results of operations;

•

negative impact of severe weather, climate change, and other factors beyond our control, which could restrict patient access to care or cause one or more of our facilities to close temporarily or permanently;

•	risks related to the Ventas Master Lease and its restrictions and limitations on our business;

•

the impact of our significant indebtedness, including our ability to comply with certain debt covenants and other significant operating and financial restrictions imposed on us by the agreements governing our indebtedness, and the effects that variable interest rates and general economic factors could have on our operations, including our potential inability to service our indebtedness;

•	the impact of a deterioration of public health conditions associated with a future pandemic, epidemic or outbreak of infectious disease;

•	our failure to comply with complex laws and regulations applicable to the healthcare industry or to adjust our operations in response to changing laws and regulations;

•

the impact of known and unknown governmental claims, including government investigations, payor audits, and litigation, brought against our hospitals, physician practices, outpatient facilities or other business operations or against healthcare providers that provide services at our facilities;

•

actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations and financial condition;

•	inability to or delay in building, acquiring, selling, renovating or expanding our healthcare facilities;

•

our failure to comply with federal and state laws relating to Medicare and Medicaid enrollment, permit, licensing and accreditation requirements, or the expansion of existing or the enactment of new laws or regulation relating to permit, licensing and accreditation requirements;

•	effects of current and future health reform initiatives and legal and regulatory restrictions on our hospitals that have physician owners;

•	inability to continually enhance our hospitals with the most recent technological advances in diagnostic and surgical equipment;

•	our status as a controlled company;

•	conflicts of interest between our controlling stockholder and other holders of our common stock; and

•	the other factors discussed under “Risk factors” beginning on page 28.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Corporate conversion

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation by means of a statutory conversion and change its name to Ardent Health Partners, Inc. We refer to this conversion throughout this prospectus as the “Corporate Conversion.” As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. Except as disclosed in this prospectus, the consolidated historical financial statements and summary historical financial and operating data and other financial information included in this prospectus are those of Ardent Health Partners, LLC and its consolidated subsidiaries and do not give effect to the Corporate Conversion. We do not expect that the Corporate Conversion will have a material effect on our consolidated financial statements. Shares of the common stock of Ardent Health Partners, Inc. are being offered by this prospectus.

The purpose of the Corporate Conversion is to reorganize our business structure so that the top-tier entity in our business structure—the entity that is offering common stock in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. We selected the Corporate Conversion as a transaction structure for administrative efficiency. For example, through the Corporate Conversion, our Company will retain our existing legal identity, contracts with third parties and business licenses, thereby avoiding additional costs and administrative burdens associated with the initial public offering of our common stock. The decision to pursue the Corporate Conversion was also driven by our strategic vision to grow. We believe that the Corporate Conversion may help enhance our access to capital and market exposure, and thereby accelerate our growth trajectory. We also believe that the Corporate Conversion may offer our investors enhanced liquidity and, as we grow, allow us to be more competitive when attracting talent. For further information regarding the Corporation Conversion, see “Corporate conversion.” References in this prospectus to our capitalization and other matters pertaining to our equity prior to the Corporate Conversion relate to the capitalization and equity of Ardent Health Partners, LLC, and after the Corporate Conversion, to Ardent Health Partners, Inc.

Our sponsor

EGI-AM Investments, L.L.C. (“EGI-AM”) is an affiliated entity of Equity Group Investments (“EGI”). EGI is a private investment firm founded more than 50 years ago by Sam Zell. Backed by private capital, EGI is flexible and opportunistic with a primary focus on direct private investment opportunities but has the in-house expertise to invest across the capital structure. As a long-term investor, EGI actively partners with portfolio company executives to execute strategic planning, implement operational efficiencies, and scale businesses. EGI has grown companies across numerous industries into multi-billion-dollar businesses throughout economic cycles. EGI’s current portfolio includes investments in healthcare, transportation and logistics, infrastructure, energy, consumer, industrial, manufacturing, agri-business, and real estate. For more information, visit www.egizell.com. The information contained on, or accessible from, or hyperlinked to, this website is not part of this prospectus by reference or otherwise.

EGI-AM is our controlling stockholder. Upon the consummation of this offering, EGI-AM will beneficially own    shares of common stock and approximately  % of the voting power of our outstanding common stock (approximately      shares and  % of such voting power if the underwriters exercise in full their option to purchase additional shares of common stock). Following the consummation of this offering, we will be a “controlled company” under the rules of the New York Stock Exchange (“NYSE”) because more than 50% of the voting power of our common stock will be held by EGI-AM. See “Management—Controlled company.”

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Our organizational structure

We currently operate as Ardent Health Partners, LLC, a Delaware limited liability company. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation and change its name to Ardent Health Partners, Inc. As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. The following chart summarizes our organizational structure and equity ownership following the Corporate Conversion and the consummation of this offering and the application of the net proceeds therefrom as described under “Use of proceeds.” This chart is provided for illustrative purposes only and does not show all of our legal entities or all obligations of such entities. See “—The offering” and “Description of capital stock” for more information regarding our common stock offered hereby.

*	Prior to the Corporate Conversion, ALH Holdings, LLC (a subsidiary of Ventas) owned a minority equity interest in AHP Health Partners, Inc. Immediately following the Corporate Conversion, ALH Holdings, LLC will contribute all of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc. This chart gives effect to such share contribution.
**	After giving effect to the anticipated $ million repayment of outstanding borrowings under the 2021 Term Loan B Facility with net proceeds from this offering. See “Use of proceeds.”

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Corporate information

Ardent Health Partners, LLC was formed in Delaware in 2015. Ardent Health Partners, LLC was formerly known as EGI-AM Holdings, L.L.C. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation by means of a statutory conversion and change its name to Ardent Health Partners, Inc. See the section of this prospectus titled “Corporate conversion” for additional information. Our principal executive offices are located at 340 Seven Springs Way, Suite 100, Brentwood, Tennessee 37027, and our telephone number is (615) 296-3000. Our internet website address is www.ardenthealth.com, and the information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The offering

Common Stock Offered By Us	shares of common stock ( shares of common stock if the underwriters exercise in full their option to purchase up to an additional shares of common stock from us).

Common Stock Offered by the Selling Stockholders	shares of common stock ( shares of common stock if the underwriters exercise in full their option to purchase up to an additional shares of common stock from the selling stockholders).

Underwriters’ Option to Purchase Additional Shares	We and the selling stockholders have granted the underwriters a 30-day option to purchase up to additional shares of common stock (consisting of up to shares from us and up to shares from the selling stockholders) at the initial public offering price less the underwriting discounts and commissions.

Common Stock to be Outstanding After This Offering	shares of common stock ( shares of common stock if the underwriters exercise in full their option to purchase up to an additional shares of common stock from us).

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $    million after deducting the estimated underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus). If the underwriters exercise in full their option to purchase up to an additional     shares of common stock from us, we estimate the net proceeds to us will be approximately $    million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds from this offering to repay $    million of our outstanding borrowings under the 2021 Term Loan B Facility (as defined below). Any remaining net proceeds from this offering will be used for general corporate purposes. For additional information, see “Use of proceeds.”

Listing	We have applied to list our shares of common stock on the NYSE under the symbol “ARDT.”

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Dividend Policy

We currently intend to retain all of our earnings to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any determination to declare and pay cash dividends in the future will be at the discretion of our board of directors (together with our board of managers prior to the Corporate Conversion, the “Board”) and will depend on, among other things, our financial condition, results of operations, cash requirements, liquidity, contractual restrictions, general business conditions and such other factors as our Board deems relevant. In addition, our existing indebtedness restricts our ability to pay dividends.

We have paid cash dividends to our equity holders in the past. In both December 2021 and May 2022, we declared and paid special cash distributions as partial returns of capital to our equity holders. For additional information, see “Dividend policy.”

Controlled Company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. We intend to rely upon the “controlled company” exception relating to the Board and committee independence requirements under the listing rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our Board consist of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. See “Management—Controlled company.”

Risk Factors	Investing in our common stock involves a high degree of risk. Please refer to the information contained under the caption “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before making a decision to invest in our common stock.

The number of shares of common stock outstanding after this offering is based on     shares of common stock outstanding as of     , 2024, after giving effect to the Corporate Conversion described under the section titled “Corporate conversion,” and excludes    shares of common stock reserved for future issuance under our 2024 Omnibus Incentive Award Plan (the “2024 Plan”), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the completion of the Corporate Conversion;

•	the filing of our certificate of incorporation and the adoption of our bylaws, each of which will be in effect upon the completion of the Corporate Conversion;

•

the contribution, immediately following the Corporate Conversion, by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc.;

•	an initial public offering price of $ per share of common stock, which is the midpoint of the price range set forth on the cover of this prospectus; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us and up to an additional shares of common stock from the selling stockholders.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Summary historical financial and operating data

The following table sets forth Ardent Health Partners, LLC’s summary historical financial and operating data as of the dates and for the periods indicated. The summary consolidated income statements and cash flow data for the years ended December 31, 2023, 2022, and 2021 have been derived from Ardent Health Partners, LLC’s audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated income statements and cash flow data for the three months ended March 31, 2024 and March 31, 2023 and the balance sheet data for the three months ended March 31, 2024 have been derived from our unaudited condensed consolidated financial statements included elsewhere in the prospectus. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of financial information contained in those statements. The results of operations for any period are not necessarily indicative of the results to be expected for any future period, and our results of any interim period are not necessarily indicative of the results that may be expected for any full fiscal year.

The following summary historical financial and operating data should be read in conjunction with “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. The following summary does not give effect to the Corporate Conversion.

	Three Months Ended March 31,		Years Ended December 31,
	2024	2023	2023	2022	2021

(in thousands, except for operating and per share data)

Consolidated Income Statements
Total revenue	$1,439,046	$1,316,988	$5,409,483	$5,129,687	$4,870,396

Expenses:
Salaries and benefits	621,509	592,068	2,384,062	2,411,677	2,294,364
Professional fees	264,694	233,851	980,270	736,299	617,753
Supplies	257,781	241,378	993,405	955,168	927,326
Rents and leases	24,855	23,317	97,444	93,047	92,776
Rents and leases, related party	37,199	36,137	145,880	130,657	127,437
Other operating expenses	121,832	108,554	451,737	464,413	370,363
Government stimulus income	—	(139)	(8,463)	(16,775)	(133,389)
Interest expense	19,261	18,121	74,305	72,582	83,271
Interest expense, related party	—	—	—	9,470	10,563
Depreciation and amortization	35,351	34,702	140,842	138,173	137,204
Loss on debt extinguishment	—	—	—	—	52,942
Other non-operating losses (gains)	—	(2)	(1,613)	(18,694)	(6,101)
Other non-operating losses (gains), related party	—	—	—	(157,808)	—

Total operating expenses	1,382,482	1,287,987	5,257,869	4,818,209	4,574,509

Income before income taxes	56,564	29,001	151,614	311,478	295,887
Income tax expense	10,713	5,219	22,637	46,107	51,311

Net income	45,851	23,782	128,977	265,371	244,576

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

	Three Months Ended March 31,		Years Ended December 31,
	2024	2023	2023	2022	2021
Net income attributable to noncontrolling interests	18,804	19,639	75,073	76,462	90,318

Net income attributable to Ardent Health Partners, LLC	$27,047	$4,143	$53,904	$188,909	$154,258

Cash Flow Data
Net cash (used in) provided by operating activities	$(14,689)	$22,324	$221,698	$(38,359)	$146,909
Net cash (used in) provided by investing activities	(31,638)	(21,447)	(137,983)	46,578	(136,259)
Net cash used in financing activities	(18,484)	(4,425)	(102,262)	(270,331)	(283,907)

Non-GAAP Performance Measure(1)
Adjusted EBITDA	$96,945	$69,942	$317,168	$317,356	$518,206

Pro Forma Per Share Data (unaudited)(2)	Three months ended March 31, 2024	Year ended December 31, 2023
Net income per share:
Basic	$	$
Diluted	$	$
Weighted average shares outstanding:
Basic
Diluted

	Three Months Ended March 31,		Years Ended December 31,
	2024	2023	2023	2022	2021

Consolidated Operating Statistics(3)
Total revenue (in thousands)	$1,439,046	$1,316,988	$5,409,483	$5,129,687	$4,870,396
Hospitals operated (at period end)	31	31	31	31	31
Licensed beds (at period end)	4,323	4,323	4,323	4,323	4,279
Utilization of licensed beds	46%	46%	45%	44%	47%
Admissions	38,469	36,483	146,887	141,753	146,184
Adjusted admissions	82,313	79,691	326,029	310,374	301,730
Adjusted admissions excluding COVID-19 patients	81,149	78,250	321,848	302,028	295,578
Inpatient surgeries	8,946	8,835	35,127	34,502	33,326
Outpatient surgeries	22,223	22,821	93,461	89,602	85,458
Emergency room visits	157,582	148,063	609,010	606,963	574,691
Patient days	179,126	178,433	708,043	696,249	730,827

  Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

	Three Months Ended March 31,		Years Ended December 31,
	2024	2023	2023	2022	2021
Total encounters	1,412,472	1,349,890	5,413,787	5,213,949	5,226,478
Average length of stay	4.66	4.89	4.82	4.91	5.00
Net patient service revenue per adjusted admission	$17,204	$16,251	$16,307	$16,207	$15,811
Net patient service revenue per adjusted admission excluding COVID-19 patients	$17,203	$16,211	$16,312	$16,045	$14,887

	As of March 31, 2024
(unaudited; in thousands)	Actuals	Pro Forma(4)	Pro Forma As Adjusted(5)(6)

Balance Sheet Data (At Period End)
Cash and cash equivalents	$372,766	$	$
Total assets	4,592,909
Total debt	1,183,683
Total liabilities	3,477,783
Redeemable noncontrolling interests	5,017
Equity attributed to Ardent	699,158
Total equity / stockholder’s equity	1,110,109

(1)	Adjusted EBITDA is a non-GAAP performance measure used by our management and external users of our financial statements, such as investors, analysts, lenders, rating agencies and other interested parties, to evaluate companies in our industry.

Adjusted EBITDA is a performance measure that is not defined under GAAP and is presented in this prospectus because our management considers it an important analytical indicator that is commonly used within the healthcare industry to evaluate financial performance and allocate resources. Further, our management believes that Adjusted EBITDA is a useful financial measure to assess our operating performance from period to period by excluding certain material non-cash items and unusual or non-recurring items that we do not expect to continue in the future and certain other adjustments we believe are not reflective of our ongoing operations and our performance.

We understand that although Adjusted EBITDA is frequently used by securities analysts, investors and others in their evaluation of companies’ operating performance and it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•	it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements or improvements;

•	it does not reflect any income tax payments we may be required to make;

•	it does not adjust for all non-cash income or expense items that are reflected in our statements of cash flows;

•	it does not adjust for the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	it does not reflect a deduction of net income attributable to noncontrolling interests; and

•	other companies in our industry may calculate this measure differently than we do, limiting its usefulness as comparative measures.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted EBITDA along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. These GAAP measurements include net income, net income from continuing operations, cash flows from operations and other cash flow data. We have significant uses of cash flows from operations, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of our financial performance or liquidity. You should therefore not place undue reliance on Adjusted EBITDA. Our GAAP-based measure can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents a reconciliation of Adjusted EBITDA to net income, determined in accordance with GAAP:

	Three Months Ended March 31,		Years Ended December 31,
	2024	2023	2023	2022	2021

(in thousands)
Net income	$45,851	$23,782	$128,977	$265,371	$244,576
Income tax expense	10,713	5,219	22,637	46,107	51,311
Interest expense, net (including related party interest expense)	19,261	18,121	74,305	82,052	93,834
Depreciation and amortization	35,351	34,702	140,842	138,173	137,204
Noncontrolling interest earnings related to JV partners(a)	(17,673)	(19,409)	(72,653)	(56,005)	(81,758)
Loss on debt extinguishment	—	—	—	—	52,942
Other non-operating losses (gains)(b)	—	(2)	(1,613)	(18,694)	(6,101)
Other non-operating losses (gains), related party(c)	—	—	—	(157,808)	—
Cybersecurity Incident expenses, net(d)	—	—	8,495	—	—
Restructuring, exit and acquisition-related costs(e)	2,337	6,501	13,553	15,691	9,038
Epic expenses(f)	589	738	1,781	1,909	17,405
Non-cash unit based compensation expense	512	360	904	611	549
Income from disposed operations	4	(70)	(60)	(51)	(794)

Adjusted EBITDA	$96,945	$69,942	$317,168	$317,356	$518,206

(a)	Noncontrolling interest earnings related to JV partners represent the portion of net income attributable to minority partners’ interests in hospitals and ambulatory services that are owned and operated though limited liability companies and consolidated by us. Noncontrolling interest earnings related to JV partners excludes $1.1 million and $0.2 million for the three months ended March 31, 2024 and 2023, respectively, and $2.4 million, $10.5 million and $8.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, in net income attributable to ALH Holdings, LLC (a subsidiary of Ventas, a related party), which has a minority interest in AHP Health Partners, Inc., one of our subsidiaries, due to the fact that upon the consummation of this offering, ALH Holdings, LLC will contribute all of its outstanding common stock in AHP Health Partners, Inc. to us in exchange for shares of our common stock, resulting in ALH Holdings, LLC no longer holding any ownership in AHP Health Partners, Inc.

(b)	Other non-operating gains include gains and losses realized on certain events, including gains of $1.6 million, $15.3 million and $6.0 million during the periods ended December 31, 2023, 2022, and 2021, respectively, related to FEMA funds and insurance recoveries received for damage caused by Hurricane Michael, which occurred on October 10, 2018 and caused substantial damage to Bay Medical Center Sacred Heart, a hospital previously owned by our Company. In total, we claimed an aggregate of more than $85.0 million in insurance recoveries and reimbursement by FEMA of costs incurred in rehabilitating our damaged hospital, which included the aggregate of $22.9 million received during the three-year period ended December 31, 2023. Subject to certain reimbursement rules and processes, we may receive an additional $16.6 million in reimbursement previously requested through the FEMA process, but the receipt of such proceeds and the timing of recognition of such gains, if any, is uncertain and outside of our control.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(c)	Other non-operating gains, related party represents the gain recognized from the MOB Transactions during the year ended December 31, 2022. Refer to Note 6 to our consolidated financial statements for the years ended December 31, 2023, 2022, and 2021 included elsewhere in this prospectus for additional information.

(d)	Cybersecurity Incident expenses, net represents incremental information technology and litigation costs, net of insurance recovery proceeds, associated with the Cybersecurity Incident. See “Business—Cybersecurity Incident.”

(e)	Restructuring, exit and acquisition-related costs represent (i) enterprise restructuring costs, including severance costs related to work force reductions of $1.9 million and $6.2 million for the three months ended March 31, 2024 and 2023, respectively, and $12.4 million, $13.9 million and $4.2 million for the years ended December 31, 2023, 2022, and 2021, respectively; (ii) penalties and costs incurred for terminating pre-existing contracts at acquired facilities of $0.2 million and $0.2 million for the three months ended March 31, 2024 and 2023, respectively, and $0.7 million, $0.9 million and $1.8 million for the years ended December 31, 2023, 2022, and 2021, respectively; and (iii) third-party professional fees and expenses, salaries and benefits, and other internal expenses incurred in connection with potential and completed acquisitions of $0.2 million and $0.1 million for the three months ended March 31, 2024 and 2023, respectively, and $0.5 million, $0.9 million and $3.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(f)	Epic expenses consist of various costs incurred in connection with the implementation of Epic, our health information technology system. These costs relate primarily to professional fees of $0.6 million and $0.7 million for the three months ended March 31, 2024 and 2023, respectively, and $1.8 million, $1.8 million and $10.4 million for the years ended December 31, 2023, 2022 and 2021, respectively; salaries and benefits of $0.0 million and $0.0 million for the three months ended March 31, 2024 and 2023, respectively, and $0.0 million, $0.0 million and $4.8 million for the years ended December 31, 2023, 2022 and 2021, respectively; and other expenses related to one-time training and onboarding support costs of $0.0 million and $0.0 million for the three months ended March 31, 2024 and 2023, respectively, and $0.0 million, $0.1 million and $2.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Epic expenses do not include the ongoing costs of the Epic system.

(2)	The unaudited pro forma basic and diluted net income per share for the three months ended March 31, 2024 and for the year ended December 31, 2023 have been prepared to give effect to (i) the Corporate Conversion, including the conversion of Class A and B common units and Class C-1 profit interest units to common stock and , (ii) the contribution by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc., (iii) the repayment of debt with the net proceeds of this offering (see “Use of proceeds”), and (iv) assuming an initial public offering of million shares of our common stock at a price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus as if the consummation of this offering had occurred on January 1, 2023. Pro forma net income per share is based upon our net income for the three months ended March 31, 2024 and year ended December 31, 2023. Pro forma basic and diluted net income per share for the three months ended March 31, 2024 and for the year ended December 31, 2023 were calculated as follows:

	Three months ended March 31, 2024	Year ended December 31, 2023
Net income attributable to Ardent Health Partners, LLC(a)	$	$
Pro forma common stock outstanding- basic(b)
Pro forma common stock outstanding- diluted(c)
Unaudited pro forma net income per share:
Basic	$	$
Diluted	$	$

(a)	Net income attributable to Ardent Health Partners, LLC reflects a provision for income taxes for its majority-owned subsidiary, AHP Health Partners, Inc. Therefore, the net income attributable to Ardent Health Partners, LLC does not include a pro forma adjustment to reflect income tax expense. Reflects the decrease in interest expense as a result of the repayment of debt with the net proceeds from this offering net of income tax at a blended statutory rate of %. See “Use of proceeds.”

(b)	Weighted average common stock outstanding (basic) reflects the following transactions as if the Corporate Conversion and offering herein occurred on January 1, 2023:

(i)	The conversion of all Class A units for shares of common stock;

(ii)	The conversion of all Class B units for shares of common stock;

(iii)	The conversion of all Class C-1 units for shares of common stock;

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(iv)	Immediately following the consummation of the Corporate Conversion, the contribution by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock; and

(v)	In conjunction with the initial public offering, the issuance of million shares of common stock at a price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(c)	Weighted average common stock outstanding (diluted) reflects .

(3)	See the section of this prospectus titled “Consolidated operating statistics” for information on how we define these metrics.

(4)	Pro forma balance sheet data give effect to the Corporate Conversion. See the section of this prospectus titled “Corporate conversion” for additional information.

(5)	Pro forma as adjusted balance sheet data reflect (i) the pro forma adjustments described in footnote (4) above and (ii) the sale by us of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our use of proceeds therefrom as described under “Use of proceeds.”

(6)	A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity / stockholder’s equity by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no change in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus.

Similarly, a 1,000,000 increase or decrease in the number of shares offered by us in this offering would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity / stockholder’s equity on a pro forma as adjusted basis by approximately $ million, assuming the price per share for the offering of $ (which is the midpoint of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma and pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Non-GAAP valuation measure

Three Months Ended March 31, 2024

Non-GAAP Valuation Measure(1)
Adjusted EBITDAR	$136,946

(1)	Adjusted EBITDAR is a commonly used non-GAAP valuation measure used by our management, research analysts, investors and other interested parties to evaluate and compare the enterprise value of different companies in our industry. Adjusted EBITDAR excludes: (1) certain material noncash items and unusual or non-recurring items that we do not expect to continue in the future; (2) certain other adjustments that do not impact our enterprise value; and (3) rent expense payable to our REITs. We currently operate 30 acute care hospitals, 12 of which we lease back from two REITs, Ventas and MPT, pursuant to long-term lease agreements. Additionally, during 2022 we completed the sale of 18 medical office buildings to Ventas in exchange for $204.0 million and concurrently entered into the MOB Transactions to lease the real estate back from Ventas over a 12-year initial term with eight options to renew for additional five-year terms. Our management views both the long-term lease agreements with Ventas and MPT, as well as the MOB Transactions, as more like financing arrangements than true operating leases, with the rent payable to such REITs being similar to interest expense. As a result, our capital structure is different than many of our competitors, especially those whose real estate portfolio is predominately owned and not leased. Excluding the rent payable to such REITs allows investors to compare our enterprise value to those of other healthcare companies without regard to differences in capital structures, leasing arrangements and geographic markets, which can vary significantly among companies. Our management also uses Adjusted EBITDAR as one measure in determining the value of prospective acquisitions or divestitures. Finally, financial covenants in certain of our lease agreements, including the Ventas Master Lease, use Adjusted EBITDAR as a measure of compliance. Adjusted EBITDAR does not reflect our cash requirements for leasing commitments. As such, our presentation of Adjusted EBITDAR should not be construed as a performance measure.

We understand that although Adjusted EBITDAR is frequently used by securities analysts, investors and others in their evaluation of company valuation it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•	it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and Adjusted EBITDAR does not reflect any cash requirements for such replacements or improvements;

•	it does not reflect any income tax payments we may be required to make;

•	it does not include certain rent expenses, which are normal and recurring operating expenses that are necessary to operate our leased facilities;

•	it does not adjust for all non-cash income or expense items that are reflected in our statements of cash flows;

•	it does not adjust for the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	it does not reflect a deduction of net income attributable to noncontrolling interests; and

•	other companies in our industry may calculate this measure differently than we do, limiting its usefulness as comparative measures.

Because of these limitations, Adjusted EBITDAR should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted EBITDAR along with other comparative tools, together with GAAP measurements, to assist in the evaluation of valuation. These GAAP measurements include net income, net income from continuing operations, cash flows from operations and other cash flow data. We have significant uses of cash flows from operations, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDAR. Adjusted EBITDAR should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of our valuation. You should therefore not place undue reliance on Adjusted EBITDAR. Our GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The following table presents a reconciliation of Adjusted EBITDAR to net income, determined in accordance with GAAP:

(in thousands)	Three Months Ended March 31, 2024
Net income	$45,851
Income tax expense	10,713
Interest expense, net (including related party interest expense)	19,261
Depreciation and amortization	35,351
Noncontrolling interest earnings related to JV partners(a)	(17,673)
Restructuring, exit and acquisition-related costs(b)	2,337
Epic expenses(c)	589
Non-cash unit based compensation expense	512
(Loss) income from disposed operations	4
Rent expense payable to REITs(d)	40,001

Adjusted EBITDAR	$136,946

(a)	Noncontrolling interest earnings related to JV partners represent the portion of net income attributable to minority partners’ interests in hospitals and ambulatory services that are owned and operated though limited liability companies and consolidated by us. Noncontrolling interest earnings related to JV partners excludes $1.1 million for the three months ended March 31, 2024 in net income attributable to ALH Holdings, LLC (a subsidiary of Ventas, a related party), which has a minority interest in AHP Health Partners, Inc., one of our subsidiaries, due to the fact that upon the consummation of this offering, ALH Holdings, LLC will contribute all of its outstanding common stock in AHP Health Partners, Inc. to us in exchange for shares of our common stock, resulting in ALH Holdings, LLC no longer holding any ownership in AHP Health Partners, Inc.

(b)	Restructuring, exit and acquisition-related costs represent (i) enterprise restructuring costs, including severance costs related to work force reductions, of $1.9 for the three months ended March 31, 2024; (ii) penalties and costs incurred for terminating pre-existing contracts at acquired facilities of $0.2 million for the three months ended March 31, 2024; and (iii) third-party professional fees and expenses, salaries and benefits, and other internal expenses incurred in connection with potential and completed acquisitions of $0.2 for the three months ended March 31, 2024.

(c)	Epic expenses consist of various costs incurred in connection with the implementation of Epic, our health information technology system. These costs included professional fees of $0.6 million for the three months ended March 31, 2024; salaries and benefits of $0.0 million for the three months ended March 31, 2024; and other expenses related to one-time training and onboarding support costs of $0.0 million for the three months ended March 31, 2024. Epic expenses do not include the ongoing costs of the Epic system.

(d)	Rent expense payable to REITs consists of rent expense of $37.2 million related to the Ventas Master Lease and lease agreements associated with the MOB Transactions with Ventas and rent expense of $2.8 million related to a lease arrangement with MPT for the lease of Hackensack Meridian Mountainside Medical Center during the three months ended March 31, 2024.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Risk factors

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business. If any of those risks actually occurs, our business, cash flows, financial condition and results of operations would suffer. Consequently, the trading price of our common stock could decline and you could lose all or a portion of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special note regarding forward-looking statements” in this prospectus.

Risks related to our business and industry

Changes in government healthcare programs, including Medicare and Medicaid, could have an adverse effect on our revenues and business.

A significant portion of our patient volume and our revenues are tied to government healthcare programs. For the year ended December 31, 2023, approximately 39.5% of our total revenue was related to the Medicare program, and approximately 11.2% of our total revenue was related to various state Medicaid programs. However, federal and state governments have made, and continue to make, significant modifications to the Medicare and Medicaid programs through statutory and regulatory changes, administrative rulings and other interpretations and determinations. These changes include reductions in reimbursement levels and to supplemental payment programs, such as the Medicaid disproportionate share hospital funding program. Some of these changes may impact the scale and scope of the Medicare and Medicaid programs and could decrease the amount of money we receive for our services or otherwise adversely affect our business and results of operations.

In recent years, legislative and regulatory changes have resulted in limitations and reductions in payments to healthcare providers for certain services under the Medicare program. For example, Congress established automatic spending reductions under the Budget Control Act of 2011 (the “BCA”), resulting in a 2% reduction in Medicare payments that began in 2013 and will extend through the first seven months in which the fiscal year 2032 sequestration order is in effect. As a result of the Coronavirus Disease 2019 (“COVID-19”) pandemic, this reduction was temporarily suspended from May 1, 2020 through March 31, 2022, and the payment adjustment was reduced from 2% to 1% from April 1, 2022 until June 30, 2022. The full 2% reduction resumed July 1, 2022. In addition, as a result of the American Rescue Plan Act of 2021 (“ARPA”), an additional Medicare payment reduction of up to 4% was required to take effect in January 2022; however, Congress has delayed implementation of this reduction until 2025. It is difficult to predict whether, when or what other deficit reduction initiatives may be proposed by Congress. We anticipate that the federal budget deficit will continue to place pressures on government healthcare programs.

Further, from time to time, CMS revises the reimbursement systems used to reimburse healthcare providers, which may result in reduced Medicare payments. For example, CMS has implemented an expanded site-neutral payment policy for clinic visit services provided at all off-campus provider-based departments. Under the policy, clinic visit services provided at all off-campus provider-based departments are generally not covered as outpatient department services under the outpatient prospective payment system (“PPS”), but instead are paid at the Medicare Physician Fee Schedule (“Physician Fee Schedule”) rate, which is generally substantially lower

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

than the outpatient PPS rate. In some cases, private third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors.

In addition, several states in which we operate face budgetary challenges that have resulted, and likely will continue to result, in reduced Medicaid funding levels to hospitals and other providers. Because most states must operate with balanced budgets and the Medicaid program is often a state’s largest program, reducing or controlling Medicaid expenditures is typically a legislative priority. For example, all of the states in which we operate have adopted or are considering legislation implementing measures such as changes to patient eligibility requirements, coverage reductions, enrollment of Medicaid recipients in managed care programs, and/or imposing provider taxes on hospitals to help finance or expand the states’ Medicaid systems. All of the states in which we operate use, or have applied to use, waivers granted by CMS to implement Medicaid expansion, impose different eligibility or enrollment restrictions, implement supplemental payment programs, or otherwise implement programs that vary from federal standards. For example, these states have each implemented a Medicaid managed care program, with Oklahoma launching its managed care program in April 2024. The structure and mix of Medicaid supplemental payment programs vary across states, and the programs are subject to changes and governmental reviews at the federal and state levels, which could result in Medicaid supplemental payments being reduced, eliminated, or growing at a slower rate than expected. We may also be impacted by state directed payment (“SDP”) arrangements, which allow states to direct certain Medicaid managed care plan expenditures, particularly as funding may be diverted from other payment programs, and we may not satisfy applicable criteria when payments are directed to a specific subset of providers. Federal policies that shape administration of the Medicaid program are subject to change, including as a result of changes in the presidential administration. In addition, in recent years, aspects of existing or proposed Medicaid waiver programs have been subject to legal challenge, resulting in uncertainty.

Current or future healthcare reform and deficit reduction efforts, changes in laws or regulations regarding government healthcare programs, other changes in the administration of government healthcare programs and changes by private third-party payors in response to healthcare reform and other changes to government healthcare programs could have a material, adverse effect on our financial condition and results of operations. Continuing pressure on state budgets and other factors could also result in future reductions to Medicaid payments, payment delays or additional taxes on hospitals. Each state in which we operate currently imposes, or has passed legislation to impose, assessments on hospitals as a funding source for state Medicaid programs. For example, under a recently passed New Mexico law, most hospitals in the state will be subject to assessments, subject to CMS approval, with reduced assessments applicable to rural hospitals, specialty hospitals, and small urban hospitals. Changes to these tax policies by the federal or state governments could adversely affect our financial condition. As healthcare expenditures continue to increase and state governments continue to face budgetary shortfalls, federal and state governments have made, and continue to make, significant changes in the Medicare and Medicaid programs. Some of these changes have decreased, or may decrease, the payments we receive for our services under these programs, and may affect the cost of providing services to our patients, the timing of payments to our facilities and require us to change how our services are provided, which could in turn adversely affect our overall business, financial condition, results of operations or cash flows. Any material adverse effects to our results of operations resulting from future reductions in payments from government healthcare programs could be exacerbated if we are not able to manage our operating costs effectively.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

If reimbursement rates paid by commercial payors are reduced, if we are unable to retain and negotiate favorable contracts with private third-party payors, if insured individuals move to health plans with greater coverage exclusions or restrictions or narrower networks, or if our volume of uninsured or underinsured patients increases, our revenues may decline.

Private third-party payors, including health maintenance organizations (“HMOs”), preferred provider organizations (“PPOs”) and other managed care plans, typically reimburse healthcare providers at a higher rate than Medicare, Medicaid or other government healthcare programs. Reimbursement rates are set forth by contract when our facilities are in-network, and payors utilize plan structures to encourage or require the use of in-network providers. Revenues derived from private third-party payors accounted for 42.6%, 41.6%, and 42.2% of our revenues for 2023, 2022, and 2021, respectively. As a result, our ability to maintain or increase patient volumes covered by private third-party payors and to maintain and obtain favorable contracts with private third-party payors significantly affects our financial condition, results of operations and cash flows.

Private third-party payors, including managed care plans, continue to demand discounted fee structures, and the ongoing trend toward consolidation among payors tends to increase their bargaining power over fee structures. Reimbursement rates are contractual when facilities are in-network. Payors may utilize plan structures such as narrow networks and tiered networks that limit beneficiary provider choices, impose significantly higher cost sharing obligations when care is obtained from providers in a disfavored tier or otherwise shift greater financial responsibility for care to individuals. Other cost control strategies include restricting coverage through utilization review, reducing coverage of inpatient services and shifting care to outpatient settings, requiring prior authorizations, and implementing alternative payment models. The ability of commercial payors to control healthcare costs using these measures may be enhanced by the increasing consolidation of insurance and managed care companies and vertical integration of health insurers with healthcare providers, which may result in various competitive advantages for private third-party payors, such as greater access to performance and pricing data. Other factors that may impact our ability to obtain or maintain favorable contract terms include cost-reduction strategies by large employer groups and their affiliates and price transparency initiatives. For example, hospitals are required by federal regulation to publish online payor-specific negotiated charges and de-identified maximum and minimum charges. The No Surprises Act requires providers to send health plans of insured patients a good faith estimate of expected charges and de-identified minimum and maximum charges. In addition, health insurers are required to provide online price comparison tools to help individuals get personalized cost estimates for covered items and services.

Our future success will depend, in part, on our ability to retain and renew our private third-party payor contracts and enter into new contracts on terms favorable to us. Our contracts with payors require us to comply with a number of terms related to the provision of services and billing for services. If we are unable to negotiate increased reimbursement rates, maintain existing rates or other favorable contract terms, effectively respond to payor cost controls or comply with the terms of our payor contracts, the payments we receive for our services may be reduced or we may be involved in disputes with payors and experience payment denials, both prospectively and retroactively.

For out-of-network services, limitations on balance billing may reduce the amount that hospitals and providers, including hospital-based physicians, are able to collect. For example, the No Surprises Act prohibits providers from charging patients an amount beyond the in-network cost sharing amount for services rendered by out-of-network providers, subject to limited exceptions. For services for which balance billing is prohibited, the No Surprises Act includes provisions that may limit the amounts received by out-of-network providers by health plans. The No Surprises Act also established an independent dispute resolution (“IDR”) process for providers and payors to handle payment disputes that cannot be resolved through direct negotiation. The interim and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

final rules and related guidance implementing the No Surprises Act, including those establishing the IDR process, have been and continue to be subject to legal challenges. For example, in August 2023, a federal district court vacated certain provisions of these rules and related guidance documents regarding fees and dispute batching criteria. As a result, federal agencies issued a final rule in December 2023 that set forth new provisions governing payments associated with the IDR process. Federal agencies have proposed various other changes, and appeals to No Surprises Act court challenges are ongoing, creating uncertainty and resulting in delays in claims resolution. The No Surprises Act and similar initiatives aimed at price transparency and out-of-network charges may impact our ability to set and negotiate prices and the relationships between healthcare providers, insurers, and patients, which may reduce our revenues.

We may be adversely affected by the growth in patient responsibility accounts as a result of increases in the adoption of plan structures, including health savings accounts, narrow networks and tiered networks, that utilize policies such as greater exclusions and copayment and deductible amounts to shift greater responsibility for care and payments from insurers and employers to individuals. These plans, sometimes referred to as consumer-directed plans, may exclude our hospitals and employed physicians from coverage. In addition, patient responsibility accounts may grow if we experience increases in the number of uninsured or underinsured patients as a result of such factors as the end of the continuous Medicaid enrollment requirement that was a condition of certain COVID-19 relief funding available to states and other economic factors. Our primary collection risks relate to uninsured patients (i.e., self-pay), underinsured patients, and outstanding patient balances for which the primary insurance payor has paid some but not all of the outstanding balance, with the remaining outstanding balance (generally deductibles and co-payments) owed by the patient. Our ability to collect patient responsibility accounts may be impacted by the economic ability of patients to pay, the effectiveness of our collection efforts and statutory, regulatory and investigatory initiatives, including private lawsuits directed at hospital charges and collection practices for uninsured and underinsured patients. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental healthcare coverage may affect our collection of accounts receivable and are considered in our estimates of accounts receivable collectability.

In recent years, federal and state legislatures have considered or passed various proposals impacting or potentially impacting the size of the uninsured population. For example, early COVID-related legislation authorized a temporary increase in federal funds for state Medicaid expenditures in states that maintain continuous Medicaid enrollment, among other requirements. The resumption of Medicaid eligibility redeterminations following the expiration of this continuous coverage requirement in April 2023 has resulted in significant Medicaid coverage disruptions and dis-enrollments. Medicaid enrollment is generally expected to decline through fiscal year 2024 (which ends June 30, 2024, in most states). CMS is monitoring the disenrollment process in an effort to protect eligible beneficiaries from inappropriate coverage losses during the return to Medicaid’s historical renewal, enrollment and eligibility determination practices, has established monetary penalties for states, and has required certain states to pause disenrollments due to noncompliant renewal systems. A deterioration of economic conditions in the United States could potentially lead to higher levels of uninsured patients, result in higher levels of patients covered by lower paying government healthcare programs, result in fiscal uncertainties for both government payors and private insurers and/or limit the economic ability of patients to make payments for which they are responsible. In addition, if our hospitals experience an increase in the number of uninsured or underinsured patients due to economic conditions, immigration patterns or otherwise, this may contribute to a higher volume of undercompensated or uncompensated care. If we experience continued growth in uncompensated care, self-pay volume or deterioration in collectability of patient responsibility accounts, our financial condition or results of operations could be adversely affected.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Our business could be negatively affected by security threats, catastrophic events and other disruptions affecting our, our service providers’ or our JV partners’ information technology and related systems, which have adversely affected, and could in the future adversely affect, our relationships with patients and business partners and subject us to legal claims and liabilities, reputational harm and business disruption and adversely affect our financial condition.

As a provider of healthcare services, information technology is a critical component of the day-to-day operation of our business. We rely on our information technology systems to process, transmit and store sensitive and confidential data, including individually identifiable health information, known as “protected health information” (“PHI”), personally identifiable information, our proprietary and confidential business performance data and other sensitive information belonging to us, our patients or our business partners. We utilize EHRs and other health information technology, along with additional technology systems and devices, in connection with our operations. Our systems, in turn, interface with and rely on third-party provided systems that we do not directly control, such as Epic’s EHR, medical devices and other processes supporting the interoperability of healthcare infrastructure. We rely on these third-party providers to have appropriate controls to protect confidential information and other sensitive or regulated data that is on their systems or otherwise in their control. While we seek to obtain assurances that third parties will protect our information, there is a risk the integrity, security or availability of data held by such third parties could be breached or subject to disruption. We monitor and routinely test our security systems and processes and have a diversified data network that provides redundancies as well as other measures designed to protect the integrity, security and availability of the data we process, transmit and store. However, the information technology and infrastructure we use, and the third-party systems with which we interact, have been, and will likely continue to be, vulnerable to attack, damage and interruption from computer viruses and malware (e.g., ransomware), malicious code, attacks by hackers, natural disasters, terrorism, war, telecommunication and electrical failures, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state supported actors or breaches due to errors or malfeasance by employees or other individuals.

We and certain of our service providers have experienced breaches of cybersecurity from time to time, including phishing incidents and other social engineering schemes, and our cybersecurity risk management program and processes, including our policies, controls or procedures and the other preventive actions we take to reduce the risk of such incidents and protect our information technology and sensitive and confidential data, may not always be fully implemented, complied with, effective or sufficient to defend against all such attacks. Growing cybersecurity threats related to the use of ransomware and other malicious software may threaten the access and utilization of critical information technology and data and may also have an adverse impact on our clinical and business operations. In November 2023, we determined that a ransomware cybersecurity incident had impacted and disrupted a number of our operational and information technology systems (the “Cybersecurity Incident”). Upon detecting the incident, we quickly activated our incident response protocols and implemented a series of containment and remediation measures, including engaging the services of cybersecurity experts and incident response professionals. We also promptly launched an investigation, engaged external counsel to support the investigation and involved federal and state law enforcement. During this time, our hospitals remained operational and continued to deliver patient care utilizing established downtime procedures; however, we advised local emergency medical services (“EMS”) systems and other providers to divert emergency ambulance transports to other facilities for a few days until the Cybersecurity Incident had been contained. As a result of our investigation, we determined that the unauthorized actor acquired a copy of certain personal information and PHI of a limited number of our patients and personal information of employees, but did not gain access to our EHR platform. We notified the impacted individuals and governmental authorities that require notification of such incidents for whom we have contact information and, as additional contact information becomes available, we may make additional notifications. Additionally, because of the time taken to contain and remediate the Cybersecurity Incident, our online electronic billing

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

systems were not functioning at their full capacities and certain billing, reimbursement and payment functions were delayed. We estimate the Cybersecurity Incident had an adverse pre-tax impact of approximately $74 million during the year ended December 31, 2023. This estimate includes lost revenues from the associated business interruption and costs to remediate the issue, net of insurance proceeds. While our operations were no longer materially disrupted as of March 31, 2024 or December 31, 2023, we continued to experience delays in billing claims and obtaining reimbursements and payments through the first quarter of 2024, and will incur certain expenses related to the Cybersecurity Incident, including expenses to defend claims brought by individuals (including class actions) and other expenses related to the Cybersecurity Incident. The full scope of the costs and related impacts of this Cybersecurity Incident, including any future impact on our financial condition and results of operations, as well as the extent to which these costs will be offset by our cybersecurity insurance, has not been determined. See “Business—Cybersecurity Incident.”

As cybersecurity threats continue to evolve, we may not be able to anticipate certain attack methods in order to implement effective protective measures, and we may be required to expend significant additional resources to continue to modify and strengthen our security measures, investigate and remediate any vulnerabilities in our information technology systems and infrastructure, or invest in new technology designed to mitigate security risks. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Additionally, the increased adoption of artificial intelligence technologies may heighten our cybersecurity risks by making cyberattacks more difficult to detect, contain, and mitigate. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, information technology systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may experience security incidents that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. Moreover, as a public company, we may be at greater risk of being a target of such attacks. In addition, we may be at increased risk because we outsource certain services or functions to, or have systems that interface with, third parties (such as Epic and our JV partners). Some of these third parties may store or have access to our data and may not have effective controls, processes or practices to protect our information from attack, damage or unauthorized access.

A breach or attack affecting Epic or one of our JV partners, third-party service providers or other business partners could harm our business even if we do not control the service that is attacked. For instance, in February 2024, Change Healthcare, a medical payment processing company, was subjected to a ransomware attack. Change Healthcare is not a provider that we use for payment processing, but in the future, if our third party payment processing vendor was subject to a similar attack, our ability to be paid on a timely basis would be materially affected and may have a material adverse effect on our financial condition and results of operations. Further, successful cyberattacks at other healthcare services companies, whether or not we are impacted, could lead to a general loss of confidence in our industry that could negatively affect us, including harming the market perception of the effectiveness of our security measures or of the healthcare industry in general, which could result in reduced use of our services and lead to regulatory scrutiny. Though we have insurance against some cyber-risks and attacks, it may not be sufficient to offset the financial, legal, business or reputational impact of a material loss event. If, in spite of our security and compliance efforts, we or any of our JV partners or third-party service providers are subject to cyberattacks or security incidents in the future, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

and data subjects could be material, and such incidents could result in harm to patients; business interruptions and delays; the loss, misappropriation, corruption or unauthorized access of data or inability to access data; litigation and potential liability under privacy, security, breach notification and consumer protection laws or other applicable laws, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder (collectively, “HIPAA”); reputational damage; and federal and state governmental inquiries, civil monetary penalties, settlement agreements, corrective action plans and monitoring requirements, any of which could have an adverse effect on our business, financial condition or results of operations.

Furthermore, we rely on information technology systems for a number of critical areas of our operations, including accounting and financial reporting; billing, reimbursement and collections; coding and compliance; clinical systems and medical devices; medical records and document storage; inventory and supply chain management; negotiating, pricing and administering managed care and supply contracts; and monitoring quality of care and collecting quality data necessary for full Medicare payment. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, or if we, our JV partners or any of our third-party service providers experience system failures or interruptions, we may experience the loss or corruption of data and cessations or interruptions in the availability of all systems, any of which could have an adverse effect on our business, financial condition or results of operations.

Our hospitals, outpatient centers and other healthcare businesses operate in competitive environments, and competition in our markets may adversely affect patient volumes and other aspects of our business.

The healthcare business is highly competitive, and competition among hospitals and other healthcare providers for patients has intensified in recent years. Generally, other hospitals and outpatient centers in the local communities we serve provide services similar to those we offer. Some competing facilities may be more established, may have newer or higher caliber facilities and equipment, may be located in areas that are easier to access, may offer a broader array of specialties and services to patients, and may have larger or more specialized medical staffs to admit and refer patients, among other factors. Patients who receive services from other hospitals or outpatient centers may subsequently shift their preferences to those providers. In addition, some competing hospitals are owned and operated by government agencies or not-for-profit corporations supported by endowments and charitable contributions and may be eligible for certain tax benefits. Consolidations of not-for-profit hospital entities may intensify this competitive pressure. Further, we may be adversely impacted by the expanded use of digital technologies and telehealth services from other providers as a result of reduced costs, lower regulatory barriers, reimbursement incentives, and individuals becoming more comfortable with receiving care in alternative settings, including remote care. We may not be able to timely innovate strategies and technologies to compete or meet changing patient demands.

Trends toward clinical transparency and value-based purchasing may impact our competitive position and patient volumes. Healthcare consumers are able to access hospital performance data on quality measures and patient satisfaction, as well as standard charges for services, to compare competing providers. For example, CMS publicizes on its Care Compare website performance data related to quality measures and data on patient satisfaction surveys that hospitals submit in connection with their Medicare reimbursement. The Care Compare website provides an overall rating that synthesizes various quality measures into a star rating for each hospital. If any of our hospitals achieve poor results (or results that are lower than our competitors) on quality measures or on patient satisfaction surveys, our competitive position could be negatively affected and we may attract fewer patients. Further, hospitals are required to publish online a list of their standard charges for all items and services, including discounted cash prices and payor-specific and de-identified negotiated charges, and must

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

also publish a consumer-friendly list of standard charges for certain “shoppable” services or, alternatively, maintain an online price estimator tool for the shoppable services. The U.S. Department of Health and Human Services (“HHS”) also requires health insurers to publish online charges negotiated with providers for healthcare services, and health insurers must provide online price comparison tools to help individuals get personalized cost estimates for covered items and services. The No Surprises Act imposes additional price transparency requirements, including requiring providers to send uninsured or self-pay patients (in advance of the date of the scheduled item or service or upon request) and health plans (prior to the scheduled date of the item or service) of insured patients a good faith estimate of the expected charges and diagnostic codes. Until additional regulations are issued, HHS is deferring enforcement of certain No Surprises Act requirements related to good faith estimates, including the requirement that estimates provided to uninsured or self-pay patients include expected charges for co-providers or co-facilities. It is not entirely clear how price transparency requirements will affect consumer behavior, our relationships with payors, or our ability to set and negotiate prices, but our competitive position could be negatively affected if our standard charges are higher or are perceived to be higher than the charges of our competitors.

Industry consolidation may also negatively impact our competitive position. Our hospitals and other healthcare industry participants are increasingly implementing physician alignment strategies, such as employing physicians, acquiring physician practice groups and participating in ACOs or other clinical integration models. There is also increasing consolidation in the private third-party payor industry, including the vertical integration of health insurers with healthcare providers and alignment efforts between private third-party payors and healthcare providers. Consolidation within the health insurance industry may result in insurers having increased negotiating leverage and competitive advantages, such as greater access to performance and pricing data. Our ability to negotiate prices and favorable terms with health insurers in certain markets could be affected negatively as a result of this consolidation. Other industry participants, such as large employer groups and their affiliates, may intensify competitive pressure and affect the industry in ways that are difficult to predict. If our competitors are better able to attract patients, make capital expenditures, maintain or upgrade facilities and equipment, recruit or align with physicians, expand services or obtain favorable private third-party payor contracts, we may experience a decline in patient volume.

Our performance depends on our ability to recruit and retain quality physicians.

The success of our hospitals depends in part on the number, specialties and quality of the physicians on the medical staffs of our hospitals, the admitting and utilization practices of those physicians, maintaining good relations with those physicians and controlling costs related to the employment of physicians, including salary and medical malpractice expenses. Physicians who provide services at our hospitals are often not employees of the hospitals at which they practice, and, in many of the markets we serve, most physicians have admitting privileges at other hospitals in addition to our hospitals. We continue to face increasing competition to recruit and retain quality physicians, as well as increasing cost to contract with hospital-based physicians. Physicians on our medical staffs may terminate their affiliation with our hospitals at any time. We may face increased challenges in recruiting and retaining physicians as the physician population reaches retirement age, especially if there is a shortage of physicians willing and able to provide comparable services. Moreover, we face competition from other system-affiliated hospitals and healthcare companies, as well as health insurers and independent physician practice management companies, in recruiting physicians. Furthermore, our ability to recruit and employ physicians is closely regulated. For example, the types, amount and duration of compensation and assistance we can provide to recruited physicians are limited by the federal Anti-Kickback Statute (the “Anti-Kickback Statute”) and the federal physician self-referral law (the “Stark Law”), as well as other applicable antifraud and abuse laws and regulations.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

We also contract with various third parties who provide hospital-based physicians, and in some instances, providers of outsourced medical specialists have become insolvent and unable to fulfill their contracts with us for providing hospital-based physicians. If we are unable to recruit and retain quality physicians to affiliate with our hospitals, adequately contract with hospital-based physicians, or provide adequate support personnel or technologically advanced equipment and hospital facilities that meet the needs of those physicians and their patients, our admissions may decrease, our operating performance may decline and our capacity and growth prospects may be materially adversely affected.

Our financial performance could be adversely affected by competition for staffing, the shortage of experienced nurses and other healthcare professionals, labor union activity and factors related to our employment of physicians.

Our operations are dependent on the efforts, abilities and experience of our management and medical support personnel, such as nurses, pharmacists and lab technicians, as well as our physicians. We compete with other healthcare providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our hospitals and other facilities, including nurses and other non-physician healthcare professionals. In some markets, the availability of nurses and other medical support personnel has been a significant operating issue for healthcare providers, including at certain of our facilities. The impact of labor shortages across the healthcare industry may result in other healthcare facilities, such as nursing homes, limiting admissions, which may constrain our ability to discharge patients to such facilities and further exacerbate the demand on our resources, supplies and staffing. The COVID-19 pandemic exacerbated workforce competition, shortages and capacity restraints, and future pandemics, epidemics or outbreaks of infectious disease may exacerbate workforce competition, shortages and capacity constraints in the future. We may be required to continue to enhance wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary or contract personnel. However, certain practices to recruit nurses and medical support personnel that we believe are common in the industry, such as training and education programs that contain a repayment obligation, have been subject to scrutiny by the Consumer Financial Protection Bureau, and our ability to conduct certain types of recruiting initiatives in the future may be limited. As a result of shortages, competition and inflationary pressures, our labor costs could continue to increase and/or our capacity could be negatively impacted. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. In addition, we operate in states that require hospital staffing committees to develop nurse staffing plans and require reporting of nurse staffing levels. These and similar nurse staffing measures, such as mandated nurse-to-patient ratios, have been proposed at the federal level and in other states and could be mandated in the future. Mandated nurse-staffing ratios could significantly affect labor costs and have an adverse impact on revenues if we are required to limit admissions or hire additional personnel in order to meet the required ratios.

Increased or ongoing labor union activity is another factor that could adversely affect our labor costs or otherwise adversely impact us. As of December 31, 2023, approximately 235 employees at the Hackensack Meridian Mountainside Medical Center were represented by two labor unions and the Hackensack Meridian Mountainside Medical Center is party to two collective bargaining agreements. To the extent a significant portion of our employee base unionizes, it is possible our labor costs could increase materially. When negotiating collective bargaining agreements with unions, whether such agreements are renewals or first contracts, there is the possibility that strikes could occur during the negotiation process, and our continued operation during any strikes could increase our labor costs.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Moreover, we employ a large number of physicians and will continue to hire physicians when we believe that additional physician employment provides a way for our facilities to meet the needs of the communities we service. Employed physicians generally present more direct risks to us than those presented by independent members of our hospitals’ medical staffs, including the incurrence of additional expenses such as salary and benefit costs, medical malpractice expense and rent expense. These potential liabilities and increased expenses of employing additional physicians could have an adverse effect on our results of operations.

If our labor costs continue to increase, we may not be able to achieve higher payor reimbursement levels or reduce other operating expenses in a manner sufficient to offset these increased labor costs. Because substantially all of our net patient service revenue is based on reimbursement rates fixed or negotiated no less frequently than annually, our ability to pass along periodic increased labor costs is materially constrained. Our failure to recruit and retain qualified management, nurses and other medical support personnel, or to control our labor costs, could have a material adverse effect on our financial condition and results of operations.

A shortage of nurses and other medical and care support personnel in 2022 and 2023, combined with low unemployment rates for such personnel and intense competition from other healthcare providers, has been a significant operating issue for us and other healthcare providers. We may be required to enhance wages and benefits to hire nurses and other medical and care support personnel, hire more expensive temporary personnel or increase our recruiting and marketing costs relating to labor. We have resorted to using more expensive contract labor at certain of our facilities, and the use of temporary or agency staff could heighten the risk one of our facilities experiences an adverse patient incident. Further, because we generally recruit our personnel from the local area where the relevant facility is located, the availability in certain areas of suitably qualified personnel can be limited. In addition, certain of our facilities are required to maintain specified staffing levels. To the extent we cannot meet those levels, we may be required to limit the services provided by these facilities, which would have a corresponding adverse effect on our net operating revenue.

Changes to physician utilization practices and treatment methodologies and other factors outside our control that impact demand for medical services may reduce our revenues and ability to grow profitably.

Volume, admission and case-mix trends may be impacted by factors beyond our control, such as changes in the volume of certain high acuity services, variations in the prevalence and severity of outbreaks of influenza, RSV, and other viruses, illnesses and medical conditions, seasonal and severe weather conditions, unplanned shutdowns or unavailability of our facilities due to unforeseen events, changes in competition from outside service providers, evolving treatment protocols and changes in medical technology and other advances. For example, in 2023, certain drugs initially approved for use in diabetes patients gained market acceptance for use in weight loss following FDA approvals for weight loss indications. The availability and effectiveness of weight loss drugs may adversely impact our patient volumes by reducing or eliminating a patient’s comorbidities thereby reducing the need for a patient to seek medical services at our hospitals, outpatient centers and other healthcare businesses. At this time, it is difficult to predict the long-term market impact of these drugs, including their long-term efficacy and potential drawbacks. Any decrease in patient volume as a result of such drugs would cause our revenues to decline.

Further, trends in physician treatment protocols and health plan design, such as health plans that shift increased costs and accountability for care to patients, could reduce our surgical volumes and admissions in favor of lower intensity and lower cost treatment methodologies or result in patients seeking care from other providers. Additionally, our operations may be impacted by expansion of in-home acute care models and our inpatient volumes may decline if various inpatient hospital procedures become eligible for reimbursement

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

when performed in outpatient settings. These and other factors beyond our control may reduce the demand for services we offer and decrease the reimbursement we receive, which could have a material adverse effect on our business, financial condition and results of operations.

Third-party payor controls designed to reduce costs and other payor practices intended to decrease inpatient services, surgical procedure volumes or reimbursement for services rendered may reduce our revenues.

Controls imposed by Medicare, managed Medicare, Medicaid, managed Medicaid and private third-party payors designed to reduce admissions, intensity of services, surgical volumes and lengths of stay, in some instances referred to as “utilization review,” have affected and are expected to increasingly affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by third-party payors and may involve prior authorization requirements. The Medicare program also issues national or local coverage determinations that restrict the circumstances under which Medicare pays for certain services. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by third-party payors’ preadmission authorization requirements, coverage restrictions, utilization review and by pressure to maximize outpatient and alternative healthcare delivery services and settings for less acutely ill patients. Cost control efforts have resulted in an increase in reimbursement denials and delays by governmental and commercial payors, which may increase costs and administrative burden for providers and decrease the reimbursement we receive. Efforts to impose more stringent cost controls are expected to continue and may have a material, adverse effect on our business, financial condition, and results of operations.

Industry trends towards value-based purchasing and care coordination among healthcare providers may present us with operational, financial and competitive challenges.

There is a trend towards value-based purchasing of healthcare services across the healthcare industry among government and commercial payors. Generally, value-based purchasing initiatives tie payment to the quality and efficiency of care. For example, Medicare requires hospitals to report certain quality data to receive full reimbursement updates and does not reimburse for care related to certain preventable adverse events (called “never events”) or care related to hospital acquired conditions (“HACs”). Hospitals in the bottom quartile of HAC rates each year receive a 1% reduction in inpatient PPS Medicare payments. Further, the use of federal Medicaid funds to reimburse providers for treatment of HACs is prohibited. Hospitals with excess readmission rates for conditions designated by CMS receive a reduction in their inpatient PPS operating Medicare payments for all Medicare inpatient discharges during the fiscal year, not just discharges relating to the conditions subject to the excess readmission standard. The reduction in payments to hospitals with excess readmissions can be up to 3% of a hospital’s base payments.

CMS has implemented a Hospital Value-Based Purchasing Program for inpatient hospital services that reduces inpatient hospital payments for all discharges by 2% each federal fiscal year. CMS pools the amount collected from these reductions to fund payments to reward hospitals that meet or exceed certain quality performance standards established by CMS. CMS scores each hospital based on achievement (relative to other hospitals) and improvement (relative to the hospital’s own past performance). Hospitals that meet or exceed the quality performance standards will receive greater reimbursement under the Hospital Value-Based Purchasing Program than they would have otherwise. In response to the COVID-19 pandemic, CMS paused or refined several measures across various hospital quality measurement and value-based purchasing programs during 2020 through 2023. However, as of fiscal year 2024, these programs have resumed in their standard form.

CMS has developed several alternative payment models that are intended to reduce costs and improve quality of care for Medicare beneficiaries. Examples of alternative payment models include ACOs and bundled payment

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

arrangements. An ACO is a care coordination model intended to produce savings as a result of improved quality and operational efficiency. In bundled payment models, providers receive one payment for services provided to patients for certain medical conditions or episodes of care, accepting accountability for costs and quality of care. Providers may receive supplemental Medicare payments or owe repayments to CMS depending on whether spending exceeds or falls below a specified spending target and whether certain quality standards are met. Generally, participation in Medicare bundled payment programs is voluntary, but CMS currently requires hospitals in selected markets to participate in bundled payment initiatives for specific orthopedic procedures and end-stage renal disease treatment. A mandatory radiation oncology bundled payment model was expected to begin January 1, 2023, but CMS has indefinitely delayed its implementation. CMS has indicated that it is evaluating the development of more voluntary and mandatory bundled payment models. Participation in demonstration projects, particularly demonstrations with the potential to affect payment, may negatively impact our results of operations.

In a strategic report issued in 2021 and updated in 2022, the CMS Innovation Center highlighted the need to accelerate the movement to value-based care and drive broader system transformation. By 2030, the CMS Innovation Center aims to have all fee-for-service Medicare beneficiaries and the vast majority of Medicaid beneficiaries in an accountable care relationship with providers who are responsible for quality and total medical costs. The CMS Innovation Center signaled its intent to streamline its payment models and to increase provider participation through implementation of more mandatory models.

There are also several state-driven value-based care initiatives. For example, various states, including Texas, New Jersey, and Oklahoma, have in recent years passed legislation or implemented regulations intended to align quality metrics across payors. In addition, CMS offers support to Medicaid agencies seeking to increase their value-based purchasing capacity through Medicaid delivery system reforms. Commercial payors are transitioning toward value-based reimbursement arrangements as well. Further, many commercial payors require hospitals to report quality data and restrict reimbursement for certain preventable adverse events.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. It is unclear whether these and other alternative payment models will successfully coordinate care and reduce costs or whether they will decrease aggregate reimbursement. While we believe we are adapting our business strategies to compete in a value-based reimbursement environment, it is difficult to predict whether we will be subject to payment reductions under the programs or how this trend will affect our results of operations. If we perform at a level below the outcomes demonstrated by our competitors, are unable to meet or exceed the quality performance standards under any applicable value-based purchasing program, or otherwise fail to effectively provide or coordinate the efficient delivery of quality healthcare services, our reputation in the industry may be adversely affected, we may receive reduced reimbursement amounts and we may owe repayments to payors, causing our revenues to decline.

We depend on key personnel, and losing one or more of our senior management team or local management personnel could have a material adverse effect on our business.

Our business strongly depends upon the services and management experience of our senior management team and local management personnel. We depend on the ability of these senior management team members and key employees to manage growth successfully and on our ability to attract and retain skilled employees. Our senior management team and key employees are employed on an at-will basis, which means they may terminate their employment with us at any time. Moreover, we do not maintain key man life insurance policies

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

on any of our officers, including our senior corporate executives. The loss of certain key members of our senior management could adversely affect our business until suitable replacements can be found.

We may not be able to successfully complete acquisitions or strategic JVs on acceptable terms, which may slow our growth rate.

An important part of our business strategy includes growth by executing strategic opportunities such as JVs and acquisitions, including the acquisition of healthcare systems, individual hospitals, outpatient clinics, physician groups and other ancillary healthcare businesses. We continually seek additional acquisition candidates and strategic JV partners in selected markets, which involves engaging in exploratory discussions with such counterparties. We are unable to predict whether or when we will be able to identify suitable additional acquisition candidates or JV partners or the likelihood that a potential acquisition or JV will be completed. If we are unable to complete identified acquisitions and JVs on acceptable terms, it is unlikely that we will sustain the historical growth rates of our business and our profitability may be adversely affected if we cannot continue to scale our platform through such acquisitions.

Hospitals and other healthcare businesses that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare and other laws and regulations, medical and general professional liabilities, workers’ compensation liabilities and tax liabilities. These liabilities could be significant, and, if we are unable to exclude them from the acquisition transaction or successfully obtain and pursue indemnification from a third party, they could harm our business and financial condition. In addition, we may be unable to timely and effectively integrate hospitals, outpatient clinics, physician groups and other ancillary healthcare businesses that we acquire with our ongoing operations, or we may experience delays implementing operating procedures, personnel and systems, which could impact the financial performance of the acquired business.

We may fail to realize all of the anticipated benefits of our past and any future acquisitions, or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating these acquired businesses into our operations.

We anticipate our prior acquisitions and any future acquisitions will result in benefits including, among other things, increased revenues, an enhanced ability to provide quality healthcare services and the ability to take advantage of greater scale and synergies to enhance our long-term profitability. The acquired businesses may, however, underperform relative to our expectations. Achieving the anticipated benefits, including any anticipated synergies, of these acquisitions will be subject to a number of uncertainties, including general competitive factors in the marketplace. The acquired businesses may not contribute to our revenues or earnings to the extent anticipated, the synergies we expect from these acquisitions may not be realized, and we may assume unanticipated or greater than expected liabilities as a result of these acquisitions.

Our ability to realize the anticipated benefits of acquisitions will depend, to a large extent, on our ability to integrate the acquired businesses into our existing operations. The combination of independent businesses is a complex, costly and time-consuming process that requires significant management attention and resources. The integration process may disrupt the businesses and, if implemented ineffectively, would limit the expected benefits to us of the acquisitions. The failure to meet the challenges involved in integrating the multiple businesses and to realize the anticipated benefits of our acquisitions could cause an interruption of, or a loss of momentum in, the activities of the combined company and could adversely affect the results of operations of the combined company.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of market share and other business relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

•	difficulties in the integration of operations and systems;

•	conforming standards, controls, procedures and accounting and other policies and compensation structures between the companies;

•	difficulties in the assimilation of employees and corporate cultures;

•	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with these acquisitions; and

•	challenges in retaining key personnel.

Many of these factors will be outside of our and the acquired businesses’ control and any one of these factors could result in increased costs, decreases in the amount of expected revenues and additional diversion of management’s time and energy, which could materially adversely impact the business, financial condition and results of operations of the combined company. In addition, even if the operations of our business and the acquired businesses are integrated successfully, the full benefits of such acquisitions may not be realized, including the synergies, cost savings, revenue growth or other benefits that are expected. These benefits may not be achieved within the anticipated time frame, or at all. Further, we may incur additional unanticipated costs in the integration of our business with the acquired businesses. These unanticipated costs could be substantial. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the multiple businesses, will offset the incremental transaction-related costs over time. As a result, we cannot provide any assurance that our acquisitions will result in the realization of the full benefits anticipated from the transactions.

We may be subject to liabilities because of claims brought against our hospitals, physician practices, outpatient facilities or other business operations or against healthcare providers that provide services at our facilities.

We are subject to litigation relating to our business practices, including claims and legal actions by patients and others in the ordinary course of business alleging malpractice, product liability or other legal theories. Hospital companies also have been subject to class action claims with respect to their billing practices for uninsured patients or lawsuit alleging inappropriate classification of claims for billing between observation and inpatient status. Many of these legal actions involve large claims and significant defense costs. Even in jurisdictions that impose caps on damages, litigants are seeking recoveries under new theories of recovery or pursuing alternative strategies that might not be subject to the caps on damages.

We maintain professional malpractice liability insurance and general liability insurance in amounts we believe are sufficient to cover claims arising out of the operations of our facilities. Some of the claims could exceed the coverage in effect, and coverage of particular claims or damages, such as punitive damages, could be denied or not available.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The volatility of professional liability insurance and, sometimes, the lack of availability of such insurance coverage for physicians with privileges at our hospitals increase our risk of vicarious liability where both our hospital and the uninsured or underinsured physician are named as co-defendants. We cannot assure you that we can continue to obtain insurance coverage or that such insurance coverage, if it is available, will be available on acceptable terms. We are subject to self-insured risk and may be required to fund claims out of our operating cash flow, which may have a material adverse effect on our financial condition, results of operations and liquidity.

We conduct a significant portion of our operations through JVs, which may expose us to certain risks and uncertainties, including risks as a result of our lack of sole decision-making authority. In addition, we may be required under certain circumstances to purchase our JV partners’ equity interests, which could adversely affect our liquidity and financial condition.

We have completed a number of JVs, affiliations and other strategic alliances with academic medical centers and not-for-profit health systems as part of our business strategy and expect to enter into similar transactions in the future. We believe our relationships with our JV partners are strong, however, any changes in these relationships could disrupt ongoing business, negatively affect our cash flows and distract management and other key personnel from our core business operations. As a general matter, our JV partners could have investment and operational goals that are not consistent with our company-wide objectives, including the timing, terms and strategies for future growth and development opportunities, and we could reach an impasse on certain decisions, which may hinder our ability to pursue preferred strategies for growth and development, could require significant resources to resolve and could have an adverse effect on our financial condition and results of operations. In some circumstances, we must obtain the consent of our JV partners before making certain material decisions, including decisions to approve the incurrence of third-party indebtedness, acquisitions or sales of assets, transfers of membership interests, mergers or other consolidations or the entrance into a new line of business. Although we have not experienced to date a situation where a JV partner withheld its consent to a material decision, in the event that one of our JV partners were to do so, we may not be able to resolve favorably, or at all, any dispute regarding such material decisions and our ability to take actions that we believe are in our best interest could be limited and, as a result, our business and results of operations may be adversely affected.

Additionally, our JVs depend in part on the efforts, reputations and success of our JV partners and the strength of our relationships with those health systems. Our JVs could be adversely affected by any damage to those health systems’ reputations or to our relationships with them. In addition, damage to our business reputation could negatively impact the willingness of health systems to enter into relationships with us. In many cases, our JV agreements are structured to comply with current revenue rulings published by the U.S. Internal Revenue Service (“IRS”) as well as case law that are relevant to JVs between for-profit and not-for-profit healthcare entities. Material changes in these rulings and case law could adversely affect our relationships with JV partners. If we are unable to maintain existing arrangements on favorable terms or enter into relationships with additional JV partners, we may be unable to implement our business strategies for our JVs successfully, which may have a material and adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Moreover, nine of our hospitals are owned and operated through LLCs that are considered VIEs, which may not be as effective as direct ownership would be. For example, we rely on our VIEs to operate in accordance with industry standards and responsible business practices, and a failure to do so could have a material adverse effect on our business performance. Moreover, the VIEs may have interests that differ from the interests of our Company as a whole, which could limit our ability to effectively operate the VIE and maximize the economic benefits from it. Given that a significant minority interest in these nine hospitals are held by third parties, such as not-for-profit medical systems, universities, academic medical centers and foundations, a significant portion of our revenue and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

net income is subject to the risks of the VIE structure. As of the date of this prospectus, we are not aware of any conflicts between the VIE and us. However, actual or potential conflicts of interest may arise in the future, which could have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them.

In addition, certain terms of our JV agreements could lead to outcomes that may be unfavorable to us. For example, under the terms of certain of our JV agreements, our JV partners may unilaterally dissolve the JVs following the occurrence of certain events, such as actions by the JV that cause our JV partner to lose its tax-exempt status. Although none of our JV partners has invoked such unilateral dissolution rights to date, in the event one of our JV partners were to do so, it may have a material adverse effect on our business and results of operations. Most of our JV agreements also restrict us from competing with the respective JV, which may prevent us from expanding our services or entering into relationships that could benefit our business. In addition, we are restricted from competing with our JV partners in Topeka and Pascack Valley in certain specified areas. Certain of our agreements with JV partners, including those with health systems and/or physicians, could be subject to scrutiny under federal fraud and abuse laws, including the federal Anti-Kickback Statute and the Stark Law, and failure to conform our agreements to applicable exceptions and safe harbors could subject these agreements to the penalties described under “Business—Program integrity and fraud and abuse.”

Moreover, we have entered into put/call agreements with one of our JV partners, The University of Kansas Hospital Authority, with respect to the equity interest in our Topeka, Kansas JV held by our JV partner. The put/call arrangement gives our JV partner the right to deliver a put notice to us following the occurrence of certain events, such as the exclusion or suspension from Medicare and Medicaid programs, upon a specified change of control of the Company, or upon termination of the related management services agreement. The put/call arrangement also provides the JV partner the right, in limited circumstances, such as a material breach of the related management agreement or in the event one of our subsidiaries holding the equity interest in the JV files for bankruptcy protection, to buy out our interest in the JV. In the event our JV partner delivers a put notice to us, we may be required to settle the put/call arrangement in cash, which in turn may require us to dedicate a substantial portion of our cash flow to satisfy our payment obligations in respect to the arrangement, which could adversely affect our liquidity and reduce the amount of cash flows available to service our indebtedness and fund our operations, capital expenditures and corporate development activities. In certain cases, we may be required to incur additional indebtedness or pursue other financing alternatives to satisfy our payment obligations in respect to the arrangement, and we cannot give any assurance that we would be able to incur additional indebtedness or secure other financing on reasonable terms or at all. Our failure to satisfy the put option, if exercised by the JV partner, would result in a default under the JV agreement and may have an adverse effect on our reputation, business, financial condition and results of operations.

Our largest JV is in East Texas, where we operate and manage nine hospitals and 59 sites of care, including the managed clinical operations of UTHSCT at the hospital at UT Health North Campus Tyler. This 9-hospital regional health system is named UT Health East Texas (“UT Health East Texas”). We own 70% of the JV while UTHSCT owns 30%. UT Health East Texas accounted for 19.7%, 20.1% and 18.8% of our total revenue for the years ended December 31, 2023, 2022 and 2021, respectively, and 3.7%, 43.4% and (1.1)% of our pre-tax income (loss) for the same periods, respectively. Our next largest JV is in Pocatello, Idaho, where we operate and manage one hospital and nine sites of care. This regional health system is named the Portneuf Medical Center. We own 77% of the JV while the Portneuf Health Trust, Inc. (“PHT”) owns 23%. In both JV agreements, we are entitled to

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

appoint five of the ten directors of the JV and certain enumerated matters require the consent of a majority of the directors appointed by us, including a modification to an agreement between the JV and our JV partner. While we own a controlling equity interest in the entities that own and operate the acquired hospitals in the UT Health East Texas and Portneuf Medical Center systems (excluding the managed hospital at UT Health North Campus Tyler), the long-term success of such JVs is dependent on the ongoing collaboration and alignment of our interests with those of UTHSCT and PHT.

The failure to obtain our medical supplies and drugs at favorable prices or in sufficient volumes could cause our operating results to decline.

We contract with a group purchasing organization (“GPO”), a type of entity that attempts to obtain favorable pricing on medical supplies and drugs with manufacturers and vendors, sometimes by negotiating exclusive supply arrangements in exchange for discounts to purchase medical supplies and pharmaceuticals for use in our facilities. To the extent these exclusive supply arrangements are challenged or deemed unenforceable, we could experience higher costs or insufficient volumes for our medical supplies and drugs. Further, costs of supplies and drugs may continue to increase due to market pressure from pharmaceutical companies, new product releases and shortages of supplies and drugs. Higher costs or insufficient supply could adversely impact our results of operations. Also, there can be no assurance that our GPO agreement will provide the discounts we expect to achieve. In addition, agreements with GPOs are subject to scrutiny under federal fraud and abuse laws, including the Anti-Kickback Statute, and failure to conform our agreements to applicable exceptions and safe harbors could subject these agreements to the penalties described under “Business—Program integrity and fraud and abuse—Anti-Kickback Statute.”

We are subject to a variety of operational, legal and financial risks associated with outsourcing functions to third parties.

We have outsourced certain services including, among others, services related to revenue cycle management and environmental and dietary services. Effective management, development and implementation of our outsourcing strategies are important to our business strategy. If there are delays or difficulties in enhancing business processes or our third-party service providers do not perform, we may not be able to fully realize the economic and other benefits of the outsourced services, which could result in substantial costs, divert management’s attention from other strategic activities, or create other operational or financial challenges for us. Moreover, although we take steps to monitor and regulate the performance of any parties to which we delegate services, arrangements with third-party service providers may make our operations vulnerable if these vendors fail to satisfy their obligations to us as a result of their performance, changes in their own operations, financial condition or other matters outside of our control. We may also face legal, regulatory, financial or reputational harm for the actions or omissions of such service providers, and we may not have effective recourse against the service providers. In particular, our results of operations, financial condition and cash flows may be affected by the ability of our vendor for revenue cycle management services to timely, accurately, and appropriately code and bill claims and collect payments in compliance with the complex and stringent billing, coding and clinical documentation requirements imposed by government healthcare programs and other payors. Terminating or transitioning arrangements with key vendors could result in additional costs and a risk of operational problems, delays in collections from payors, potential errors and possible control issues during the termination and transition processes, any of which could adversely affect our business, results of operations, financial condition and cash flows.

Our facilities are heavily concentrated in Texas and Oklahoma, which makes us sensitive to regulatory, economic and competitive conditions and changes in those states.

We operated 31 acute care hospitals at December 31, 2023, and 21 of those hospitals, including one managed hospital, are located in Texas and Oklahoma and include 2,645 licensed beds, or 61% of our total licensed beds.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Our Texas and Oklahoma facilities’ combined net revenue represented 60.4% of our consolidated total revenue for the year ended December 31, 2023. This concentration makes us particularly sensitive to regulatory, economic and competitive conditions and changes in those states. Any material change in the regulatory, economic or competitive conditions in those states could have a disproportionate effect on our business, financial condition and results of operations. For example, Texas currently operates its Healthcare Transformation and Quality Improvement Program pursuant to a Medicaid 1115 waiver, the “Texas Waiver Program.” As currently structured, the Texas Waiver Program, which has undergone significant changes in recent years, provides funding for uncompensated care and includes several directed payment programs. The Texas Waiver Program continues through 2030, but directed payment programs have limited approval periods, such as the Comprehensive Hospital Increase Reimbursement Program, or CHIRP, which is currently set to expire August 31, 2024. If Texas is unable to obtain future extensions or other approvals related to the Texas Waiver Program, including its directed payment programs, our revenues could be negatively impacted. Further, it is difficult to predict whether and how Medicaid programs, including waiver programs, might be modified, extended, or eliminated, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows. See “Management’s discussion and analysis of financial condition and results of operations” for more information regarding the Texas Waiver Program.

Economic factors have affected, and may continue to impact, our business, financial condition and results of operations.

We believe broad economic factors, such as high unemployment rates in our markets and instability in consumer spending, could impact our volumes and our ability to collect outstanding receivables. The United States economy remains unpredictable. If industry trends (including reductions in commercial managed care enrollment and patient decisions to postpone or cancel elective and non-emergency healthcare procedures) or general economic conditions worsen, we may not be able to sustain future profitability, and our financial condition, results of operations and liquidity may be materially and adversely affected.

Furthermore, the availability of liquidity and credit to fund the continuation and expansion of many business operations worldwide has been limited in recent years. Our ability to access the capital markets on acceptable terms may be severely restricted at a time when we would like, or need, to access those markets, which could have a negative impact on our growth plans, our flexibility to react to changing economic and business conditions and our ability to refinance existing debt. An economic downturn or other economic conditions could also adversely affect the counterparties to our agreements, including the lenders under our credit facilities, causing them to fail to meet their obligations to us.

Our hospitals and other healthcare facilities may be negatively impacted by severe weather, climate change, and other factors beyond our control, which could restrict patient access to care or cause one or more of our facilities to close temporarily or permanently.

The results of operations of our hospitals and other healthcare facilities may be adversely impacted by severe weather conditions, including hurricanes, tornados, floods, earthquakes and widespread winter storms, which may also be exacerbated by climate change, or other factors beyond our control that could cause disruption to patient scheduling or displacement of our patients, employees, physicians and clinical staff, and may force certain of our facilities to close temporarily or permanently. In certain geographic areas, we have a concentration of hospitals and other healthcare facilities that may be simultaneously affected by adverse weather conditions or events, which may increase in frequency and severity as a result of climate change. These types of disruptions due to severe weather and climate change could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

We face certain risks related to the Ventas Master Lease, pursuant to which we lease ten of our hospitals and the associated Relative Rights Agreement.

We lease ten of our hospitals from subsidiaries of Ventas pursuant to the Ventas Master Lease. The Ventas Master Lease includes a number of significant operating and financial restrictions on us, including requirements that we maintain certain minimum portfolio coverage and guarantor fixed charge coverage ratios and do not exceed a certain guarantor net leverage ratio. If we breach our covenants under the terms of the Ventas Master Lease, we would be in default thereunder, and Ventas would have the right in certain circumstances to terminate the Ventas Master Lease and/or exercise a purchase option with respect to certain personal property located at the leased facilities. The Ventas Master Lease contains a cross-acceleration provision that could result in default under the Ventas Master Lease in the event we default under the terms of certain of our debt instruments, including our existing credit facilities and the indentures governing the terms of our senior notes, and the holders of such indebtedness elect to accelerate the obligations thereunder. During the term of the Ventas Master Lease, the Tenants (as defined below) cannot, without the prior written consent of landlords, directly or indirectly own, lease, manage, participate or otherwise be associated with any surgical, medical, or specialty hospital center that competes with or is located within 35 miles of a Protected Facility, defined as any facility that is leased under the Ventas Master Lease or any other lease between landlords and the Tenants.

Moreover, the Relative Rights Agreement by and among Ventas, the trustee of our senior notes and the administrative agents under our senior secured credit facilities (the “Relative Rights Agreement”), among other things, (i) sets forth the relative rights of Ventas and the administrative agents with respect to the properties and collateral related to the Ventas Master Lease and securing our senior secured credit facilities, (ii) caps the amount of indebtedness incurred or guaranteed by our subsidiaries that are Tenants under the Ventas Master Lease (together with such Tenants’ guarantees of our existing indebtedness and all other indebtedness incurred or guaranteed by such Tenants) at $375.0 million and (iii) imposes certain incurrence tests on the incurrence of additional indebtedness by such Tenants. The Relative Rights Agreement also contains a cross-acceleration provision that allows Ventas to declare an event of default under the Ventas Master Lease upon the acceleration of our obligations under our senior secured credit facilities, and allows the administrative agents to declare an event of default under our senior secured credit facilities in the event Ventas declares a termination of the Ventas Master Lease prior to the expiration of the term of the Ventas Master Lease. As a result, if we are in default under the Ventas Master Lease and Ventas exercises its right to declare a termination of the Ventas Master Lease, the lenders under our existing indebtedness and holders of the senior notes could elect to accelerate our debt obligations under such instruments, together with accrued and unpaid interest thereon. In such event, it is unlikely that we would be able to satisfy our obligations under all of such accelerated indebtedness simultaneously. Furthermore, pursuant to the terms of the Ventas Master Lease, Ventas has the option upon the (i) expiration of the term of the Ventas Master Lease, (ii) earlier termination of the Ventas Master Lease or (iii) occurrence of certain events of default under the Ventas Master Lease, to dispossess the Tenants under the Ventas Master Lease from all or any portion of their leased premises. In connection with such dispossession, Ventas has the right to purchase all of such Tenants’ personal property (at fair market value) relating to such dispossessed premises other than such Tenants’ proprietary software, trademarks, accounts receivable, contracts with its affiliates and any other of such Tenants’ contracts or leases determined by Ventas or its designee. In the event that we default under the Master Lease Agreement, or default under our senior secured credit facilities or other indebtedness, Ventas could declare an event of default under such agreements that would result in an acceleration of our indebtedness and the potential loss of certain of our facilities. Further, Ventas would have the right in certain circumstances to exercise a purchase option with respect to certain personal property at the leased facilities. Any such occurrence would have a

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

material adverse effect on our business, financial condition, results of operations, cash flows and profitability. For additional information regarding the terms of the Ventas Master Lease and the Relative Rights Agreement, see “Certain relationships and related party transactions—Ventas Master Lease and the Relative Rights Agreement.”

Our principal equity holders’ interests may conflict with yours.

EGI-AM is our majority equity holder and owned approximately 66.5% of Ardent Health Partners, LLC’s outstanding membership units as of March 31, 2024. Upon the consummation of this offering, EGI-AM will own approximately % of our outstanding common stock and will be our controlling stockholder. In addition, under the Nomination Agreement (as defined below), for so long as EGI-AM beneficially owns 50% or more of the total voting power of our then-outstanding common stock, EGI will have the right, but not the obligation, to nominate a majority of our directors and to designate the Chairman of the Board and a majority of each of the compensation and nominating and corporate governance committees of the Board. Accordingly, EGI-AM has the ability to influence the outcome of matters that require Board approval and our policies and operations, and its interests may not in all cases be aligned with your interests. For example, EGI-AM may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance their equity investments, even though such transactions might involve risks to you as a stockholder. Furthermore, EGI-AM may in the future own businesses that directly or indirectly compete with us. EGI-AM may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Moreover, EGI-AM will be able to control any action requiring the general approval of our stockholders, including the election of directors, amendments to our certificate of incorporation and bylaws and the approval of a merger or sale of all or substantially all of our assets. For further information, see “—Following the consummation of this offering, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to all such requirements” and “—Certain of our directors have relationships with our controlling stockholder, EGI-AM, and other affiliated entities of EGI, which may cause conflicts of interest with respect to our business.”

An entity affiliated with Pure Health Holding PJSC (“Pure Health”) beneficially owned approximately 26.1% of Ardent Health Partners, LLC outstanding membership units as of March 31, 2024. Upon the consummation of this offering, such entity will beneficially own approximately    % of our outstanding common stock. As a result, Pure Health may be in a position to influence matters affecting us, including decisions regarding extraordinary business transactions, fundamental corporate transactions and election of directors. Pure Health may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance their equity investments, even though such transactions might involve risks to you as a stockholder. Furthermore, Pure Health may in the future own businesses that directly or indirectly compete with us. Pure Health may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

ALH Holdings, LLC (a subsidiary of Ventas) beneficially owned approximately 3.6% of Ardent Health Partners, LLC’s outstanding membership units and 4.0% of AHP Health Partners, Inc.’s outstanding common stock as of March 31, 2024, which represents ownership of 7.5% of our total combined voting power. Upon the consummation of this offering, ALH Holdings, LLC (a subsidiary of Ventas) will beneficially own approximately  % of our outstanding common stock and none of the common stock in AHP Health Partners, Inc. and may be in a position to influence matters affecting us. Under the Nomination Agreement, for so long as ALH Holdings, LLC and Ventas together beneficially own 4% or more of the total voting power of our then-outstanding

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

common stock, ALH Holdings, LLC will have the right, but not the obligation, to nominate one (1) director to the Board. In addition, we lease ten of our hospitals from subsidiaries of Ventas pursuant to the Ventas Master Lease. Ventas’ interests as our counterparty to the Ventas Master Lease Agreement may conflict with your interest as a stockholder. Ventas may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance their equity investments, even though such transactions might involve risks to you as a stockholder. Furthermore, Ventas owns, and may in the future own, businesses that directly or indirectly compete with us. Ventas may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

For more information concerning our arrangements with EGI-AM, Pure Health and Ventas, see “Certain relationships and related party transactions.”

Our significant level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations under our debt instruments.

As of December 31, 2023, we had $291.6 million (net of the original issue discount and deferred financing costs) of our senior notes outstanding, $861.9 million (net of the original issue discount and deferred financing costs) of borrowings under our senior secured term loan facility and $33.4 million of finance leases and other secured debt (excluding, for the avoidance of doubt, any rent expense payable pursuant to the Ventas Master Lease or the lease arrangement with MPT). Our substantial debt could have important consequences to us, including:

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of our cash flow used in operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our liquidity and our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•

exposing us to the risk of increased interest rates, and corresponding increased interest expense, because future borrowings under our existing credit facilities would be at variable rates of interest;

•	reducing funds available for working capital, capital expenditures, acquisitions and other general corporate purposes, due to the costs and expenses associated with such debt;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing marketplace conditions and placing us at a competitive disadvantage compared to our competitors who may have less debt.

In addition, some of the instruments governing our existing indebtedness contain cross-default or cross-acceleration provisions that could result in our debt being declared immediately due and payable under a number of debt instruments, even if we default on only one debt instrument. In such event, it is unlikely that we would be able to satisfy our obligations under all of such accelerated indebtedness simultaneously.

There are no assurances that we will maintain a level of liquidity sufficient to permit us to pay the principal, premium and interest on our indebtedness or to grow our business and use our capital effectively. In addition to competitive conditions in the industry in which we operate, our financial condition and operating performance are also subject to prevailing economic conditions and certain financial, business and other factors beyond our control.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The agreements that govern our existing indebtedness impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The agreements that govern our existing indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability and the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of our subsidiaries to make dividends or other payments to us;

•	designate subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

In addition, our ABL Facilities require us to maintain a minimum fixed charge coverage ratio if availability under our ABL Facilities falls below a certain threshold.

As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although the instruments governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent we incur additional indebtedness or other obligations, it could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly. We are also exposed to interest rate volatility, which could result in higher-than- market interest rates and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our existing credit facilities bear, and other indebtedness we may incur in the future may bear, interest at a variable rate. As a result, at any given time interest rates on our existing indebtedness could be higher or lower than current levels. As of December 31, 2023, we carried debt at variable interest rates of $868.7 million (net of the original issue discount and deferred financing costs), which represented approximately 73% of our outstanding total debt. If interest rates increase, our debt service obligations on our variable rate indebtedness will increase even though the amount borrowed remains the same, and therefore net income and associated cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Effective August 31, 2023, we executed interest rate swaps with Barclays Bank PLC and Bank of America, N.A., as counterparties, with notional amounts totaling approximately $529.0 million, expiring June 30, 2026. We have entered into these agreements to manage our exposure to fluctuations in interest rates. Under these swap agreements, we are required to make monthly fixed rate payments at annual rates ranging from 1.47% to 1.48%. The counterparties are obligated to make monthly floating rate payments to us based on the one-month Secured Oversight Financing Rate (“SOFR”), each subject to a floor of 0.39%.

Furthermore, the United States-dollar London Inter-bank Offered Rate (“LIBOR”) was replaced with SOFR, a new index calculated by reference to short-term repurchase agreements for United States Treasury securities. In light of guidance from the Alternative Reference Rate Committee, comprised of a broad set of industry regulators and market participants, we adopted SOFR as an index for the interest rate of our variable rate indebtedness. However, because SOFR is a broad United States Treasury repurchase agreement financing rate that represents overnight secured funding transactions, it differs fundamentally from LIBOR. In addition, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, including LIBOR, which results from the volatility of SOFR reflecting the underlying volatility of the overnight United States Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight United States Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors or issuers or borrowers of SOFR-linked floating debt. If we are not able to effectively manage these and other risks associated with the use of SOFR, our business, financial condition, results of operations and prospects could be materially and adversely affected.

A deterioration of public health conditions associated with a future pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate or that otherwise affects our facilities could adversely impact our business.

As a provider of healthcare services, we were significantly impacted by the public health and economic effects of the COVID-19 pandemic. In response to the COVID-19 pandemic, the federal government authorized financial relief for eligible healthcare providers through the PHSSEF, also known as the Provider Relief Fund. Although recipients are not required to repay funding received, provided they attest to and comply with certain terms and conditions, changes to interpretations of guidance on the underlying terms and conditions may result in the derecognition of amounts previously realized. During the years ended December 31, 2023, 2022, and 2021, we received $8.5 million, $49.9 million and $26.3 million, respectively, in cash distributions from the Provider

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Relief Fund and other state and local programs, all of which was timely expended. Further, we may be subject to or incur costs from related government actions including payment recoupment, audits and inquiries by governmental authorities, and criminal, civil or administrative penalties.

In addition, if a future pandemic, epidemic, outbreak of infectious disease or other widespread health crisis were to affect our markets, our business and operations could be adversely affected. Any such crisis could diminish the public trust in healthcare facilities, especially hospitals that fail to accurately or timely diagnose, or that are treating (or have treated) patients affected by infectious diseases. If any of our facilities are involved, or perceived as being involved, in treating patients from such an infectious disease, patients might cancel elective procedures or avoid seeking needed care at our facilities, and our reputation may be negatively affected. Patient volumes may decline or volumes of uninsured and underinsured patients may increase, depending on the economic circumstances surrounding the pandemic, epidemic or outbreak. Further, a pandemic, epidemic or outbreak might adversely affect our business by causing a temporary shutdown or diversion of patients, by causing disruption or delays in supply chains for products and materials or by causing staffing shortages. Although we have contingency plans in place, including infection control and disaster plans, the potential impact of, as well as the public’s and the government’s response to, any such pandemic, epidemic or outbreak of an infectious disease is difficult to predict and could adversely affect our business.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if our addressable markets achieve the forecasted growth, our business could fail to grow at similar rates.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. In particular, the size and growth of hospital and physician/clinical services expenditure in the United States overall and in our serviceable addressable market and current addressable market is subject to significant variables, including a changing regulatory environment and population demographic, which can be difficult to measure, estimate or quantify. Our business depends on, among other things, our success in implementing our business strategy, which is subject to many risks and uncertainties. Estimates and forecasts of these factors are difficult and affected by multiple variables. For these reasons, the estimates and forecasts in this prospectus relating to the size and expected growth of our serviceable addressable market and current addressable market may prove to be inaccurate. Even if our addressable markets meet our size estimates and forecasted growth, our business could fail to grow at similar rates.

If certain large employers in the local markets where our hospitals operate cease or substantially reduce their business operations, a disproportionately large number of community residents who depend on our hospitals and other healthcare facilities for their care may lose insurance coverage or decide to move elsewhere, which could adversely affect our business and results of operations.

The economies in the communities in which our hospitals operate are often dependent on a small number of large employers. Those employers often provide income and health insurance for a disproportionately large number of community residents who may depend on our hospitals and other healthcare facilities for their care. The failure of one or more large employer or the closure or substantial reduction in the number of individuals employed at facilities located in or near the communities where our hospitals operate, could cause affected employees to move elsewhere to seek employment or lose insurance coverage that was otherwise available to them. The occurrence of these events could adversely affect our revenue and results of operations, thereby harming our business.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation insurance limit. If a depository financial institution in which we hold our cash and cash equivalents fails or if a depository institution is subject to other adverse conditions in the financial or credit markets, and impacts access to our invested cash or cash equivalents, our operating liquidity and financial performance could be adversely affected.

Risks related to regulation

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local levels relating to, among other issues:

•	billing and coding for, and documentation of services and properly handling overpayments;

•	appropriateness and classification of level and setting of care provided, included proper classification of inpatient admissions, observation services and outpatient care;

•	relationships with physicians and other referral sources and referral recipients;

•	necessity and adequacy of medical care;

•	quality of medical equipment and services;

•	patient, workforce, and public safety;

•	qualifications of medical and support personnel;

•

the confidentiality, maintenance, interoperability, exchange, and security of medical records and other health-related and personal information, including data breach, ransomware and identity theft issues;

•	the development and use of artificial intelligence and other predictive algorithms, including those used in clinical decision support tools;

•	screening, stabilization and transfer of individuals who have emergency medical conditions;

•	restrictions on the provision of medical care, including reproductive care;

•	permitting, facility and personnel licensure, certification and accreditation requirements and enrollment standards and requirements for participation in government healthcare programs;

•	corporate practice of medicine and fee-splitting;

•	consumer disclosures and price transparency;

•	the distribution, maintenance and dispensing of pharmaceuticals and controlled substances;

•	debt collection, limits or prohibitions on balance billing and billing for out of network services;

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	preparing and filing of cost reports;

•	operating policies and procedures;

•	activities regarding competitors;

•	addition of facilities and services; and

•	environmental protection.

Among these laws are the Stark Law, the federal Anti-Kickback Statute, the federal civil False Claims Act (the “FCA”), the federal Civil Monetary Penalties Law, the Emergency Medical Treatment and Labor Act (“EMTALA”), the Eliminating Kickbacks in Recovery Act (“EKRA”), HIPAA, the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and similar state laws.

Some of these laws apply to the financial relationships we have with physicians and others who either refer or influence the referral of patients to our hospitals, other healthcare facilities and employed physicians or who are the recipients of referrals. For example, the federal Anti-Kickback Statute is a criminal law that prohibits, among other things, the solicitation, receipt, offering or payment of any remuneration with the intent of generating referrals or orders for services or items that may be paid for by a federal healthcare program. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the federal Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The HHS Office of Inspector General (the “OIG”) has enacted safe harbor regulations that outline arrangements that are not deemed as entailing prohibited remuneration under the Anti-Kickback Statute. Certain of our current arrangements, including JVs and financial relationships with physicians and other referral sources and persons and entities to which we refer patients, may not qualify for safe harbor protection. Failure to qualify for a safe harbor does not mean the arrangement necessarily violates the federal Anti-Kickback Statute. Rather, the determination of a violation then turns on the specific facts and circumstances, and arrangements that fall outside an available exception or safe harbor are typically subject to greater scrutiny. We cannot offer assurance that practices outside of a safe harbor will not be found to violate the federal Anti-Kickback Statute. Allegations of violations of the federal Anti-Kickback Statute may be brought under the federal Civil Monetary Penalties Law, which requires a lower burden of proof than other fraud and abuse laws, including the federal Anti-Kickback Statute.

The Stark Law is a strict liability civil law that prohibits physicians from making referrals for designated health services, payable by Medicare or Medicaid, to entities with which the physician or an immediate family member of the physician has a financial relationship, unless an exception applies. The Stark Law further prohibits entities that have received such referrals from filing claims with Medicare (or billing another individual, entity or third party payor) for those referred services. The term “designated health services” includes, among other things, inpatient and outpatient hospital services, home health services, and clinical laboratory services. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex and are subject to continuing legal and regulatory change. Thus, we cannot provide assurance that every relationship complies fully with the Stark Law. Unlike the federal Anti-Kickback Statute, the Stark Law is a strict liability law, and the failure to meet an exception under the Stark Law results in a violation of the Stark Law, even if such violation is technical in nature.

The FCA imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

have a false claim paid. Actions under the FCA may be brought by the government or by a private person under a qui tam, or “whistleblower,” suit. There are many potential bases for liability under the FCA. For example, submission of claims for services or items generated in violation of the federal Anti-Kickback Statute constitute a false or fraudulent claim for purposes of the FCA. Whistleblowers and the federal government have taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Stark Law, have thereby submitted false claims under the FCA. False claims under the FCA also include the knowing and improper failure to report and refund amounts owed to the government in a timely manner following the identification of an overpayment. There are heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including the hospital segment.

Federal law also imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, the Civil Monetary Penalties Law authorizes the imposition of civil monetary penalties, assessments and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider.

Several states in which we operate have also adopted similar fraud and abuse laws to the laws described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

These laws and regulations, among other things, constrain our business and limit the types of financial arrangements we may have with our JV partners, physicians, patients, and others who either refer or influence the referral of patients to our hospitals or other healthcare facilities and employed physicians or who are the recipients of referrals. We have a variety of financial relationships with physicians and other referral sources who refer patients to our hospitals. For example, physicians have ownership interests in some of our facilities and may also own our stock. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases, management agreements, medical director agreements, and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals. These incentives include reimbursement for certain direct expenses, including relocation costs, income guarantees and, in some cases, loans.

Due to the breadth of the fraud and abuse laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws. CMS and the OIG maintain processes to self-disclose actual or potential violations of certain fraud and abuse laws, and we have pending self-disclosures to CMS related to Stark Law matters and may in the future submit additional self-disclosures to government agencies. Our assessment and calculation of the liability set forth in any self-disclosure is subject to review by CMS, and the resolution of these matters is uncertain and could exceed the amounts we regularly reserve for these matters.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

If we fail to comply with these or other applicable laws and regulations, which are subject to change, we could be subject to liabilities, including civil penalties, money damages, lapses in reimbursement, the loss of our licenses, accreditation or certification to operate one or more facilities, revocation of billing privileges, exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs, civil lawsuits and criminal penalties. Our Medicare and Medicaid payments may be suspended pending even an investigation of what the government determines to be a credible allegation of fraud. Furthermore, even a public announcement that we are being investigated for possible violations of law could have a material adverse effect on the value of our common stock and our business reputation could suffer. In addition, different interpretations or enforcement of, or amendments to, these and other laws and regulations in the future could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, result in interruptions or delays in the availability of systems and/or result in a patient volume decline. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations. An adverse outcome under any such investigation or audit, a determination that we have violated these or other laws or a public announcement that we are being investigated for possible violations could result in liability, result in adverse publicity, and adversely affect our business, financial condition, results of operations or prospects.

We may be the subject of government investigations, claims, audits, whistleblower and other litigation and payor audits.

Healthcare companies are subject to various investigations and audits by governmental authorities. Both federal and state government agencies have heightened civil and criminal enforcement efforts in recent years and expanded collaborative program integrity initiatives. These efforts have led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry involving federal civil and criminal false claims laws and civil monetary penalties laws, including the FCA. Further, under the FCA, private parties are able to bring qui tam, or “whistleblower,” lawsuits on behalf of the government in connection with alleged false claims for payments submitted to the government or improper retention of overpayments. The private parties are entitled to share in any amounts recovered by the government. When an entity is determined to have violated the federal civil FCA, the government may impose substantial civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs. In addition, a number of states have adopted their own false claims and whistleblower provisions. Certain of our facilities have been, are currently, and may in the future be subject to lawsuits, qui tam actions, civil investigative demands, subpoenas, investigations, audits and other inquiries related to our operations. These claims, lawsuits, and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes.

As a result of our participation in the Medicare and Medicaid programs, we face and are currently subject to various governmental reviews, audits, and investigations to verify our compliance with these program requirements and applicable laws and regulations. Government agencies and their agents, such as the Medicare Administrative Contractors (“MACs”), as well as the OIG, CMS and state Medicaid programs, conduct audits of our healthcare operations. Private third-party payors may conduct similar post-payment audits. In addition, we perform internal audits and monitoring. Depending on the nature of the conduct uncovered in such audits, and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

CMS and state Medicaid agencies contract with Recovery Audit Contractors (“RACs”) and other contractors on a contingency fee basis to conduct post-payment reviews to detect and correct improper payments in the Medicare and Medicaid programs. RAC denials are appealable; however, in recent years, there have been significant delays in the Medicare appeals process. Although HHS has taken steps to address the backlog, we may experience delays in appealing RAC payment denials. CMS engages Unified Program Integrity Contractors (“UPICs”) to perform audits, investigations and other integrity activities across both the Medicare fee-for-service and Medicaid programs. CMS also contracts with quality improvement organizations (“QIOs”) to promote the integrity of the Medicare program through review of quality concerns and detection of improper payments. Government agencies and their contractors regularly conduct audits and request documentation to support claims submitted for payment of services rendered and compliance with government program claim submission requirements. We are routinely subject to audits under various government programs, and any delays timely providing requested records, negative audit findings or allegations of fraud or abuse may subject us to liability, such as overpayment liability, refunds or recoupments of previously paid claims, payment suspension or the revocation of billing or payment privileges in governmental healthcare programs. Such actions, if imposed on the Company or its subsidiaries, could materially and adversely impact our revenue, financial condition and results of operations.

Responding to investigations and qui tam lawsuits can be time-and resource-consuming and can divert management’s attention from the business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and require us to incur significant costs and could result in a material adverse effect to our reputation and business. If our operations are found to be in violation of applicable laws or regulations, we may be subject to civil and criminal penalties, including significant fines or damages or other sanctions, including exclusion from government healthcare programs. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, any of which could have an adverse effect on our business, financial condition, results of operations and liquidity.

Although we endeavor to conduct our business in compliance with all applicable federal and state laws, many of these laws are broadly worded and may be interpreted or applied in ways that cannot be predicted. Therefore, we cannot assure you that our arrangements or business practices will be free from government scrutiny or be found to be in compliance with applicable laws.

We are required to treat patients with emergency medical conditions regardless of ability to pay.

In accordance with EMTALA and our operating policies and procedures, we provide a medical screening examination to any individual who comes to one of our hospitals while in active labor and/or seeking medical treatment (whether or not such individual is eligible for insurance benefits and regardless of ability to pay or immigration status) to determine if such individual has an emergency medical condition. If it is determined that the individual has an emergency medical condition, we provide such further medical examination and treatment as is required to stabilize the patient’s medical condition, within the facility’s capability, or arrange for transfer of such individual to another medical facility. We operate in states that have experienced a growth in immigrant populations, and these populations may include uninsured or underinsured individuals, which may increase our undercompensated or uncompensated care costs. If the number of indigent and charity care patients with emergency medical conditions we treat increases significantly, or if regulations expanding our obligations under EMTALA are proposed and adopted, our volume of uncompensated care may materially increase and our results of operations will be harmed.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The government has expressed its intent to investigate and enforce EMTALA violations actively. Hospitals may face conflicting interpretations of EMTALA’s requirements, particularly with respect to reproductive health services, which may complicate compliance efforts. If any of our hospitals fails to satisfy EMTALA obligations, we could be subject to sanctions, including exclusion from participation in Medicare and Medicaid programs, civil monetary penalties, which are increased annually based on updates to the consumer price index. In addition, an injured individual, the individual’s family or a medical facility that suffers a financial loss as a direct result of a hospital’s violation of the law may bring a civil lawsuit against the hospital.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations and financial condition.

The data protection landscape is rapidly evolving, and we are and may become subject to numerous state and federal laws, requirements and regulations governing the collection, use, disclosure, retention and security of health-related and other personal information. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot predict the impact of future laws, regulations, standards, or the perception of their requirements on our business. This regulatory landscape may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. Any failure or perceived failure by us to comply with applicable data privacy and security laws or regulations, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, financial condition and operations.

For example, the HIPAA privacy and security regulations extensively regulate the use and disclosure of PHI and require covered entities, including healthcare providers and health plans, and vendors known as “business associates,” that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities, as well as their covered subcontractors, to implement administrative, physical and technical safeguards to protect the privacy and security of PHI. HIPAA also imposes certain breach notification obligations on covered entities who must report breaches of unsecured PHI without unreasonable delay to affected individuals, HHS and, in the case of larger breaches, the media. Business associates are also required to report breaches of unsecured PHI to relevant covered entities. In November 2023, we discovered that the Cybersecurity Incident impacted and disrupted a number of information technology systems for critical areas of our operations at all of our facilities and determined that the unauthorized actor responsible acquired a copy of certain personal information, including PHI of certain of our patients. See “—Our business could be negatively affected by security threats, catastrophic events and other disruptions affecting our, our service providers’ or our JV partners’ information technology and related systems, which have adversely affected, and could in the future adversely affect, our relationships with patients and business partners and subject us to legal claims and liabilities, reputational harm and business disruption and adversely affect our financial condition.” We have experienced other breaches and may experience additional breaches in the future that require us to notify affected patients and regulators, including the HHS Office for Civil Rights, and we work with the patients and such regulators to resolve these matters. The HIPAA privacy, security and breach notification regulations have imposed, and will continue to impose, significant compliance costs on our operations. Further, failure to comply with the HIPAA privacy and security

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

standards can result in, among other things, civil monetary penalties and, in certain circumstances, criminal penalties including fines and/or imprisonment. A covered entity may be subject to penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. HHS is required to perform compliance audits, and state attorneys general may enforce the HIPAA privacy and security regulations in response to violations that threaten the privacy of state residents.

In addition to HIPAA, there are numerous other laws and legislative and regulatory initiatives at the federal and state levels governing the confidentiality, privacy, availability, integrity and security of health-related information and other types of personal information. Certain state laws may be more stringent, broader in scope or offer greater individual rights with respect to health-related information than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. For example, state laws require us to notify affected individuals in the event of certain data breaches involving individually identifiable information (without a requirement that health-related information be involved). Such state data breach notification laws continue to expand the types of personal information that they encompass, such as medical and insurance information, and may contain burdensome breach reporting requirements. The laws are inconsistent, and compliance in the event of a widespread data breach is costly. States also regularly amend existing laws, requiring attention to frequently changing regulatory requirements.

In addition, even when HIPAA does not apply, the Federal Trade Commission (“FTC”) takes the position that violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair and/or deceptive acts or practices in violation of the Federal Trade Commission Act, and the FTC uses its consumer protection authority to initiate enforcement actions in response to data breaches. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

Further, we accept debit and credit cards for payment and are therefore subject to the Payment Card Industry Data Security Standard (the “PCI DSS”), which includes guidelines with regard to the security policies and practices we should adopt regarding the physical and electronic storage, processing and transmission of cardholder data. Compliance with the PCI DSS and implementing related procedures, technology and information security measures requires significant resources and ongoing attention, and any security incident involving cardholder data could subject us to significant penalties and liability.

Our marketing and patient engagement activities, including sending short message services (“SMS”) text messages to patients, are subject to communications privacy laws such as the Telephone Consumer Protection Act (“TCPA”), a federal statute that protects consumers from unwanted telephone calls, faxes and text messages. Although we obtain consent from individuals to send text messages, federal or state regulatory authorities or private litigants may claim that the notices and disclosure we provide, form of consent we obtain or our SMS texting practices are not adequate or violate applicable law. While we strive to adhere to strict policies and procedures that comply with the TCPA, the Federal Communications Commission (“FCC”), as the agency that implements and enforces the TCPA, may disagree with our interpretation of the TCPA and subject us to penalties and other consequences for noncompliance. Determination by a court or regulatory agency that our SMS texting practices violate the TCPA could subject us to civil penalties and could require us to change some portions of our business. Moreover, if wireless carriers or their trade associations, which issue guidelines for texting programs, determine that we have violated their guidelines, our ability to engage in texting programs may be curtailed or revoked, which could impact our operations and cause us to incur costs related to implementing a workaround solution.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The potential effects of federal and state privacy and security requirements are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses to comply. Moreover, data privacy and security laws are continuing to be proposed at the federal and state level and may result in additional legal requirements that impact our business.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, fines and penalties, third party claims, and damage to our reputation and adversely affect our business and results of operations. Even an unsuccessful challenge by patients or regulatory authorities of our activities could result in adverse publicity and could require a costly response from and defense by us.

We may not be able to construct, acquire, sell, renovate or expand healthcare facilities. In addition, the acquisition of minority interests, including of ten percent (10%) or more of the outstanding equity of certain of our hospital facilities, may be subject to prior approval by certain state regulators where we operate, and the failure to obtain any such required approval may result in the imposition of significant fines on us and/or the loss of licensure, which could have an adverse effect on our results of operations.

State efforts to regulate the construction, acquisition, renovation or expansion of healthcare facilities, for example, through certificate of need (“CON”) programs, may limit our ability to build, acquire, renovate or expand facilities or expand the breadth of services we offer. In evaluating a proposal, these states often consider the need for additional or expanded healthcare facilities or services. The failure to obtain any required CON or other required approval could impair our ability to operate or expand operations. In addition, the failure to comply with these requirements or any citation or other adverse action against one facility could negatively impact our ability to expand, acquire or operate other facilities in the same state. Any such failure could, in turn, adversely affect our ability to attract patients and physicians to our facilities and grow our revenues, which would have an adverse effect on our results of operations. Of the states in which we operate, New Jersey and Oklahoma operate CON programs that extend to hospitals and/or hospital-based psychiatric and skilled nursing units.

Similarly, some of our hospitals are JVs with physicians that are subject to limitations on expansion under the Stark Law as further described under “—There are significant legal and regulatory restrictions on our hospitals that have physician owners,” and “Business—Program integrity and fraud and abuse—Stark Law.” In addition, the acquisition of healthcare facilities often involves licensure approvals or reviews and complex change of ownership processes for Medicare and other payors. Many states, including Oklahoma and New Jersey, have adopted legislation regarding the sale or other disposition of hospitals operated by municipal or not-for-profit entities. In some states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligation to protect the use of charitable assets.

Recently, some states have become increasingly focused on the review of healthcare transactions for impacts on costs, access to care and quality and have passed legislation requiring for-profit healthcare entities, including hospitals, to notify state attorneys general or other designated entities in advance of sales or other transactions. The review processes can involve lengthy review and approval periods, and may require enhanced disclosure obligations and impact analysis, public notices and hearings, and approval conditions and post-

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

closing oversight, including ongoing reporting obligations. Such legislation and attorney general involvement may result in difficulties or delays in completing acquisitions, increase costs associated with expansion, require extensive disclosures, and impose ongoing reporting obligations. Most of the states in which we operate do not require healthcare-specific approvals or notices to state attorneys general or other designated entities for transactions involving only for-profit healthcare entities. However, recently enacted legislation in New Mexico requires parties to provide notice and obtain approval for an enumerated set of proposed transactions involving hospitals.

Any prohibition or delay in our efforts to build, acquire, sell, renovate or expand healthcare facilities or services may adversely affect our ability to attract patients and physicians to our facilities and grow our revenues, which could have a negative impact on our business, financial condition, results of operations or growth plans.

Finally, certain transfers or changes in equity ownership, including changes of minority owners, may be subject to advance notification or consent requirements in states where we operate healthcare facilities. For example, in New Jersey, where we operate two acute care hospital facilities, the acquisition by any person or entity that results in ownership of ten percent (10%) or more of the outstanding equity of any such acute care hospital facility may be subject to prior state approval via a CON process. If an investor were to purchase or sell shares that results in an individual or entity with ownership of ten percent (10%) or more of the outstanding equity of any such acute care hospital facility and we did not obtain prior approval (if required) from the State of New Jersey, we may become subject to fines and other monetary penalties, some of which may be significant, and our licenses in New Jersey to operate these facilities may be suspended or revoked, which could have an adverse effect on our business and results of operations.

Failure to comply with federal and state laws and regulations relating to Medicare and Medicaid enrollment, permit, licensing and accreditation requirements, or the expansion of existing or the enactment of new laws or regulation relating to permit, licensing and accreditation requirements, could result in fines, penalties and other adverse action, the loss of Medicare and Medicaid enrollment, licenses, permits and accreditations and adversely affect our business and our financial condition.

Our facilities must comply with required conditions of participation in the Medicare program and state Medicaid programs and state licensure requirements and are subject to surveys and investigations from federal and state agencies as well as accreditations organizations. In addition, CMS has imposed new enrollment reporting and disclosure requirements on our facilities that require providing extensive ownership information upon initial enrollment, revalidation or a change of ownership, which may complicate our effects to comply with Medicare and Medicaid enrollment requirements. Our facilities, including our hospitals, are subject to extensive federal, state and local regulation relating to, among other things, to the adequacy of medical care, equipment, personnel, operating policies and procedures, workplace safety, maintenance of adequate records, controlled substances, handling radioactive materials, fire prevention, rate-setting, building codes, environmental protection and X-ray and radiation standards. Facilities, including our hospitals, are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for enrollment, licensing and accreditation and the failure to timely address and correct any deficiencies could result in fines, penalties, suspended operations or closures and other adverse action against the surveyed facility and could impact our operations at other facilities in the same state. In addition, states impose licensing requirements on individual physicians and other medical support personnel. We strive to comply with all applicable laws, regulations and other legal obligations relating to enrollment and participation in government healthcare programs, accreditation, permit and licensing requirements. However, there can be no assurance that regulatory authorities will determine that all applicable requirements are fully met at any given time. Should any of our hospitals be found to be noncompliant with these requirements, the hospitals

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

could be assessed fines and penalties, could be required to refund reimbursement amounts or could lose their licensure or Medicare and/or Medicaid certification or accreditation so that such hospitals are unable to receive reimbursement from such programs and possibly from other third-party payors, and our business could be materially adversely affected.

Our business may be adversely impacted by health reform initiatives.

In recent years, the United States healthcare industry has undergone significant changes at the federal and state levels, many of which have been aimed at reducing costs and government spending and increasing access to health insurance. The most prominent of these legislative reform efforts is the Affordable Care Act, which affects how healthcare services are covered, delivered and reimbursed, and expanded health insurance coverage through a combination of public program expansion and private sector health insurance reforms. In addition, some states have imposed individual health insurance mandates, and other states have explored or offer public health insurance options. To increase access to health insurance during the COVID-19 pandemic, the ARPA enhanced subsidies for individuals eligible to purchase coverage through Affordable Care Act marketplaces. Subsequent legislation in the Inflation Reduction Act extended these enhanced subsidies through 2025. These changes and initiatives may impact the number of individuals that elect to obtain public or private health insurance or the scope of such coverage, if purchased.

The Affordable Care Act has been, and continues to be, subject to legislative and regulatory changes and court challenges. There is uncertainty regarding whether, when and how the Affordable Care Act may be further changed, and how the law will be interpreted and implemented. Changes to the interpretation or implementation of the Affordable Care Act could eliminate or alter provisions beneficial to us while leaving in place provisions reducing our reimbursement, or that otherwise have an adverse effect on our business.

There is also uncertainty regarding whether, when, and what other health reform initiatives will be adopted and the impact of such efforts on providers and other healthcare industry participants. Some members of Congress have proposed expanding government-funded coverage, including single-payor proposals. CMS administrators may make changes to Medicaid payment models and grant states various flexibilities in the administration of state Medicaid programs, some of which may result in coverage reductions or decreased enrollment. Reductions in the number of insured individuals or the scope of insurance coverage may have an adverse effect on our business. Other recent health reform initiatives and proposals at the federal and state levels include those focused on price transparency and out-of-network charges, which may impact prices and the relationships between hospitals, patients, payors, and ancillary providers (such as anesthesiologists, radiologists and pathologists). For example, among other consumer protections, the No Surprises Act imposes various requirements on providers and health plans intended to prevent “surprise” medical bills. Trends toward transparency and value-based pricing may impact our competitive position and patient volumes. Additionally, the CMS Care Compare website makes publicly available certain data on hospital performance on quality measures and patient satisfaction. Further, Medicare reimbursement for hospitals is adjusted based on quality and efficiency measures. Other industry participants, such as private payors and large employer groups and their affiliates, may also introduce financial or delivery system reforms. We are unable to predict the nature and success of such initiatives or the effect they may have on our business. Healthcare reform initiatives may have an adverse effect on our business, financial condition, results of operations, cash flow, capital resources and liquidity.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

There are significant legal and regulatory restrictions on our hospitals that have physician owners.

Some of our hospitals have physician ownership pursuant to an exception to the Stark Law known as the “whole-hospital exception.” The Affordable Care Act significantly narrowed this exception to apply only to hospitals that had physician ownership in place as of March 23, 2010, and a Medicare provider agreement effective as of December 31, 2010. Subject to limited exceptions, a grandfathered physician-owned hospital may not increase its aggregate number of operating rooms, procedure rooms or beds for which it is licensed beyond the number in place as of March 23, 2010. A grandfathered physician-owned hospital must comply with a number of additional requirements, including not conditioning any physician ownership directly or indirectly on the owner making or influencing referrals, not offering any ownership interests to physician owners on more favorable terms than those offered to non-physicians and not providing any guarantee to physician owners to purchase other business interests related to the hospital.

The whole-hospital exception, as amended, also contains additional disclosure requirements. For example, grandfathered physician-owned hospitals must have procedures in place that require each referring physician owner to disclose to patients, with enough notice for the patient to make a meaningful decision regarding receipt of care, the physician’s ownership interest and, if applicable, any ownership interest held by the treating physician. A grandfathered physician-owned hospital must also disclose on its website and in any public advertising the fact that it has physician ownership.

If any of our hospitals fail to comply with the whole-hospital exception or related requirements, those hospitals could be found to be in violation of the Stark Law and we could incur significant financial or other penalties under the Stark Law, FCA and similar fraud and abuse laws as further discussed under “Risk factors—Risks related to regulation—If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.”

Tax matters, including disagreements with taxing authorities and imposition of new taxes, could impact our results of operations and financial condition.

We are and will continue to be, after the Corporate Conversion, subject to income and other taxes in the United States, and our operations, plans and results of operations are affected by tax and other initiatives. We are also subject to regular reviews, examinations, and audits by the IRS and other taxing authorities with respect to our taxes. Although we believe our tax estimates are reasonable, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. There can be no assurance that payment of such additional amounts upon final adjudication of any disputes will not have a material impact on our results of operations and financial condition.

Our effective tax rate in the future could be adversely affected by changes to our operating structure, changes in the mix of earnings in jurisdictions with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or other changes in tax laws.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices of which we have limited experience.

As a public company, we will incur significant legal, accounting, administrative and other costs and expenses that we have not previously incurred or have experience of as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

require, among other things, that we file with the Securities and Exchange Commission (the “SEC”) annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and rules subsequently implemented by the SEC and the NYSE, impose numerous requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us. Stockholder activism, the political environment and high levels of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to comply with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board or our Board committees or as executive officers.

The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements and appropriately training our employees and management. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If we fail to comply with new laws, regulations and standards, regulatory authorities could initiate legal proceedings against us, and our business could be harmed.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act, requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. One key aspect of the Sarbanes-Oxley Act is that we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with attestation from our independent registered public accounting firm on the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2025. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, investors may lose confidence in the accuracy and completeness of our financial reporting and the market price of our common stock could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Our ability to successfully implement our business plan and comply with the Sarbanes-Oxley Act requires us to be able to prepare timely and accurate financial statements, among other requirements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our independent registered public accounting firm. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our independent registered public accounting firm were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Were we to identify errors in our historical financial statements, we might be required to restate those financial statements and might not be able to timely comply with our reporting obligations as a public company. This, in turn, could have an adverse impact on trading prices for our common stock and could adversely affect our ability to access the capital markets.

Risks related to technology

Healthcare technology initiatives, particularly those related to sharing patient data and interoperability, may adversely affect our operations.

Under the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) and other laws, eligible hospitals that fail to demonstrate meaningful use of certified EHR technology and have not applied and qualified for a hardship exception are subject to reduced reimbursement from Medicare. Eligible healthcare professionals are also subject to positive or negative payment adjustments based, in part, on their use of EHR technology. Thus, if our hospitals and employed professionals are unable to properly adopt, maintain, and utilize certified EHR systems, we could be subject to penalties and lawsuits that may have an adverse effect on our financial condition and results of operations. We have engaged Epic to provide a standardized EHR system across all of our facilities.

As EHR technologies have become widespread, the federal government’s focus has shifted to increasing patient access to healthcare data and interoperability. The 21st Century Cures Act and implementing regulations prohibit information blocking by, and impose obligations related to data interoperability and patient access on, healthcare providers and certain other entities. Information blocking is defined as engaging in activities that are likely to interfere with the access, exchange or use of electronic health information, subject to limited exceptions. In June 2023, the OIG published its final rule implementing the statutory penalties for information blocking, which are up to $1 million per violation. Enforcement of information blocking penalties began on September 1, 2023. In October 2023, HHS proposed a rule to establish disincentives for healthcare providers that participate in certain Medicare programs that have been determined by the OIG to have committed information blocking. Current and future initiatives related to healthcare technology (including artificial intelligence and other predictive algorithms), data sharing and interoperability may require changes to our operations, impose new and complex obligations on us, affect our relationships with providers, vendors, healthcare information exchanges and other third parties and require investments in infrastructure. For example, HHS finalized a rule in December 2023 titled Health Data, Technology, and Interoperability: Certification Program Updates, Algorithm Transparency, and Information Sharing (“HTI-1 Final Rule”) which, among other things, modifies the information blocking exceptions, and imposes transparency requirements for

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

artificial intelligence and other predictive algorithms that are part of certified health information technology. We may be subject to penalties or other significant disincentives or experience reputational damage for failure to comply with applicable laws and regulations. It is difficult to predict how these initiatives will affect our relationships with providers and vendors, participation in healthcare information exchanges or networks, the exchange of patient data and patient engagement.

If we do not continually enhance our hospitals with the most recent technological advances in diagnostic and surgical equipment or obtain reimbursement from third-party payors for the cost of such new technologies, our business and results of operations may be adversely affected.

The technology used in medical equipment and related devices is constantly evolving and, as a result, manufacturers and distributors continue to offer new and upgraded products to healthcare providers. To compete effectively, we must continually assess our equipment needs and upgrade when significant technological advances occur. If our facilities do not stay current with technological advances in the healthcare industry, patients may seek treatment from other providers and/or physicians may refer their patients to alternate sources, which could adversely affect our results of operations and harm our business.

As healthcare technology continues to advance, the price of purchasing such new technology has significantly increased for providers. Some payors have not adapted their payment systems to adequately cover the cost of these technologies for providers and patients. If payors do not adequately reimburse us for these new technologies, we may be unable to acquire such technologies or we may nevertheless determine to acquire or utilize these technologies in order to treat our patients. In either case, our results of operations and financial condition could be adversely affected.

Risks related to this offering and ownership of our common stock

There is currently no market for our common stock, and an active trading market may not develop or continue to be liquid.

Prior to this offering, there has not been a public market for our common stock. While we have applied to list our common stock on the NYSE, an active market for our common stock may not develop or be sustained after this offering, which could depress the market price of our common stock and could affect your ability to sell your shares. In the absence of an active public trading market, you may not be able to liquidate your investment in our common stock. An inactive market may also impair our ability to raise capital by selling our common stock, our ability to motivate our employees through equity incentive awards and our ability to expand our business by using our common stock as consideration. In addition, the market price of our common stock may fluctuate significantly in response to various factors, some of which are beyond our control. The initial public offering price per share will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters and therefore that price may not be indicative of the market price of our common stock after this offering or bear any relationship to other established criteria of the value of our business. In particular, we cannot assure you that you will be able to resell your common stock at or above the initial public offering price.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our annual and quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. As a result of this volatility, you may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our common stock may fluctuate in response to various factors, including:

•	United States political and economic factors unrelated to our performance;

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our annual and quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysts and investors;

•	guidance, if any, that we may provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us or our competitors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our shares of common stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	tax developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, acts of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could be subject to payments of substantial damages and fines and/or incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the price of our common stock may decline.

We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our ability to forecast our future results of operations and plan for and model future growth is limited are we are not able to predict the future of our business. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock may decline as well.

Following the consummation of this offering, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to all such requirements.

Because our controlling stockholder will continue to control a majority of the combined voting power of our common stock after the consummation of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a Board that is composed of a majority of independent directors, as defined under the listing rules of the NYSE;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

For at least a period of time following this offering, we intend to utilize certain of these exemptions. As a result, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Our status as a “controlled company” could make our common stock less attractive to some investors or otherwise harm the trading price of our common stock.

Certain of our directors have relationships with our controlling stockholder, EGI-AM, and other affiliated entities of EGI, which may cause conflicts of interest with respect to our business.

EGI-AM, our controlling stockholder, is an affiliated entity of EGI. Following this offering,  of our directors will be affiliated with EGI. Our EGI-affiliated directors have fiduciary duties to us and, in addition, may have

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

fiduciary duties to EGI and other affiliated entities of EGI. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us, on the one hand, and EGI and other EGI-affiliated entities, on the other hand, whose interests may be adverse to ours in some circumstances. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between EGI-AM and us regarding the terms of the Services Agreement and the relationship thereafter between the companies. As a result of these actual or apparent conflicts, we may be precluded from pursuing certain growth initiatives. Following this offering, our audit and compliance committee will be responsible for reviewing any material related party transactions for potential conflict of interest situations and approving all such transactions. See “Certain relationships and related party transactions—Related party transaction policy.” Our audit and compliance committee will consist of directors who are independent as required by SEC rules and the listing rules of the NYSE, subject to the permitted phase-in period afforded by such rules. In addition, our code of conduct and ethics, following this offering, will contain provisions designed to address conflicts of interest. However, such provisions may not be effective in limiting EGI-AM’s significant influence over us.

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

EGI-AM and Ventas and certain of their respective affiliates engage in other investments and business activities in addition to their ownership of us. Our certificate of incorporation provides that, to the fullest extent permitted by law, any officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EGI-AM or ALH Holdings, LLC (a subsidiary of Ventas) or any of their respective affiliates has the right, and has no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our partners or vendors or employ or otherwise engage any of our officers, directors or employees. Moreover, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EGI-AM or ALH Holdings, LLC (a subsidiary of Ventas) or any of their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to EGI-AM or Ventas or any of their respective affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to EGI-AM or Ventas or any of their respective affiliates (other than us), as applicable. For instance, a director of our Company who also serves as a director, officer or employee of EGI-AM or Ventas, or any of their respective portfolio companies, funds or other affiliates may pursue certain acquisitions, JVs or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. As of the date of this prospectus, this provision of our certificate of incorporation relates only to the EGI-AM and Ventas designees to our Board, namely Messrs. Sen and Sotir and Mses. Campion and Havdala (in the case of EGI-AM) and Mr. Bulgarelli (in the case of Ventas). These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by EGI-AM or Ventas to itself or their respective companies, funds or other affiliates instead of to us.

Some provisions of Delaware law and our governing documents could discourage a takeover that stockholders may consider favorable.

In addition to our controlling stockholder’s ownership of a controlling percentage of our common stock, Delaware law and our certificate of incorporation and bylaws, which will become effective immediately prior to the consummation of this offering, contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our certificate of incorporation will

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

authorize our Board to determine the rights, preferences, privileges and restrictions of unissued preferred stock, without any vote or action by our stockholders. As a result, our Board could authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock or with other terms that could impede the completion of a merger, tender offer or other takeover attempt. In addition, our bylaws will provide that vacancies on the Board may be filled only by a majority of the incumbent directors. Further, as described under “Description of capital stock—Anti-takeover effects of provisions of our certificate of incorporation, bylaws and Delaware law” elsewhere in this prospectus, we are subject to certain provisions of Delaware law that may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or management of our company may be unsuccessful.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation, which will become effective immediately prior to the consummation of this offering, provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, with certain limited exceptions, be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or our certificate of incorporation or bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision of our certificate of incorporation does not establish exclusive jurisdiction in the Court of Chancery of the State of Delaware for claims that arise under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, or other federal securities laws if there is exclusive or concurrent jurisdiction in the federal courts. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock. In addition, a significant portion of our common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

If we sell, or any of our stockholders sells, a large number of shares of our common stock, or if we issue a large number of shares in connection with future acquisitions, financings, equity incentive plans, or other circumstances, the market price of our common stock could decline significantly. Moreover, the perception in the public market that we or our stockholders might sell shares of our common stock could depress the market price of those shares.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances or sales of our shares will have on the market price of such shares. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate. See “Shares eligible for future sale.”

After this offering, we will have    shares of common stock outstanding. We, all of our directors and executive officers, holders of substantially all of our common stock and the selling stockholders have agreed to a 180-day lock-up period provided under agreements executed in connection with this offering. In addition,   may, in their sole discretion, release all or some portion of shares of common stock subject to lock-up agreements at any time and for any reason. Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other described in “Shares eligible for future sale.” We also intend to file a Form S-8 under the Securities Act, to register all shares of common stock that we may issue under our equity compensation plans. In addition, certain stockholders have certain demand registration rights that could require us in the future to file registration statements in connection with sales of our common stock by such stockholder. See “Certain relationships and related party transactions—Registration Rights Agreement.” Such sales by such stockholder could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of our common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them or are released from the restrictions of the lock-up agreements prior to their expiration, which may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of the outstanding common stock immediately after this offering. In addition, you will pay more for your common stock than the amounts paid by our existing owners. Based on an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover of this prospectus, and our pro forma as adjusted net tangible book value as of December 31, 2023, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $    per share. See “Dilution.”

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume may decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our common stock would be negatively impacted. Even if we obtain securities or industry analyst coverage, and if one or more of these analysts downgrades our common stock or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our share price or trading volume to decline.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

We could be subject to securities class action litigation.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

We do not intend to pay cash dividends for the foreseeable future.

Although we have paid cash dividends to our equity holders in the past, we currently intend to retain any future earnings to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future following the consummation of this offering. Any future determination to declare dividends will be made at the discretion of our Board and will depend on, among other factors, our financial condition, operating results, liquidity, capital requirements, general business conditions and other factors that our Board may deem relevant. Our ability to pay dividends on our capital stock is also limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then-current and/or immediately preceding fiscal year. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” and “Dividend policy.” Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Special note regarding forward-looking statements

This prospectus contains certain “forward-looking statements,” as that term is defined in the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements other than statements of historical facts contained in this prospectus, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated include, among others:

•	changes in government healthcare programs, including Medicare and Medicaid and supplemental payment programs and SDP arrangements;

•

reduction in the reimbursement rates paid by commercial payors, our inability to retain and negotiate favorable contracts with private third-party payors, or an increasing volume of uninsured or underinsured patients;

•	the highly competitive nature of the healthcare industry;

•	inability to recruit and retain quality physicians, as well as increasing cost to contract with hospital-based physicians;

•	increased labor costs resulting from increased competition for staffing or a continued or increased shortage of experienced nurses;

•

changes to physician utilization practices and treatment methodologies and third-party payor controls designed to reduce inpatient services or surgical procedures that impact demand for medical services;

•	continued industry trends toward value-based purchasing, third-party payor consolidation and care coordination among healthcare providers;

•	loss of key personnel, including key members of our senior management team;

•	our failure to comply with complex laws and regulations applicable to the healthcare industry or to adjust our operations in response to changing laws and regulations;

•

inability to successfully complete acquisitions or strategic JVs or inability to realize all of the anticipated benefits, including anticipated synergies, of past acquisitions and the risk that transactions may not receive necessary government clearances;

•	failure to maintain existing relationships with JV partners or enter into relationships with additional healthcare system partners;

•

the impact of known and unknown claims brought against our hospitals, physician practices, outpatient facilities or other business operations or against healthcare providers that provide services at our facilities;

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	the impact of government investigations, claims, audits, whistleblower and other litigation;

•	the impact of any security incidents affecting us or any third-party vendor upon which we rely;

•	inability or delay in our efforts to construct, acquire, sell, renovate or expand our healthcare facilities;

•

our failure to comply with federal and state laws relating to Medicare and Medicaid enrollment, permit, licensing and accreditation requirements, or the expansion of existing or the enactment of new laws or regulation relating to permit, licensing and accreditation requirements;

•	failure to obtain drugs and medical supplies at favorable prices or sufficient volumes;

•	operational, legal and financial risks associated with outsourcing functions to third parties;

•	sensitivity to regulatory, economic and competitive conditions in the states in which our operations are heavily concentrated;

•	decreased demand for our services provided due to factors beyond our control, such as seasonal fluctuations in the severity of critical illnesses, pandemic, epidemic or widespread health crisis;

•	inability to accurately estimate market opportunity and forecasts of market growth;

•	general economic and business conditions, both nationally and in the regions in which we operate;

•	the impact of seasonal or severe weather conditions and climate change;

•	inability to demonstrate meaningful use of EHR technology;

•	inability to continually enhance our hospitals with the most recent technological advances in diagnostic and surgical equipment;

•

effects of current and future health reform initiatives, including the Affordable Care Act, and the potential for changes to the Affordable Care Act, its implementation or its interpretation (including through executive orders and court challenges);

•	legal and regulatory restrictions on certain of our hospitals that have physician owners;

•	risks related to the Ventas Master Lease and its restrictions and limitations on our business;

•

the impact of our significant indebtedness, including our ability to comply with certain debt covenants and other significant operating and financial restrictions imposed on us by the agreements governing our indebtedness, and the effects that variable interest rates, and general economic factors could have on our operations, including our potential inability to service our indebtedness;

•	conflicts of interest with the existing stockholders;

•	effects of changes in federal tax laws;

•	increased costs as a result of operating as a public company;

•	risks related to maintaining an effective system of internal controls;

•	lack of a public market for our common stock;

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	volatility of our share price;

•	our guidance differing from actual operating and financial performance;

•	our status as a controlled company;

•	certain provisions of Delaware law and our governing documents could discourage a takeover that stockholders may consider favorable;

•	certain provisions of our certificate of incorporation that renounce our interest and expectancy in certain corporate opportunities;

•	future sales, or the perception of future sales, of our common stock may dilute the value or depress the price of our common stock;

•	misleading or unfavorable research or analyst reports concerning our business;

•	securities class action litigation; and

•	our present intention to retain all available funds and future earnings without paying dividends.

Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. You should refer to the “Risk factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $    million after deducting the estimated underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus). We will not receive any proceeds from the sale of common stock by the selling stockholders.

We intend to use the net proceeds from this offering to repay $     million of our outstanding borrowings under the 2021 Term Loan B Facility. The 2021 Term Loan B Facility matures on August 24, 2028 with principal due in quarterly installments of 0.25% of the $900 million principal amount outstanding (subject to certain reductions from time to time as a result of the application of prepayments), with the remaining balance due upon maturity of the 2021 Term Loan B Facility. Borrowings under the 2021 Term Loan B Facility bear interest at a rate per annum equal to, at our option, either (i) a base rate (the “base rate”) determined by reference to the highest of (a) the federal funds effective rate plus 0.50%, (b) the “Prime Rate” in the United States for U.S. dollar loans as publicly announced by Bank of America from time to time, and (c) Term SOFR plus 1.00% per annum, in each case, plus an applicable margin, or (ii) Term SOFR (not to be less than 0.50% per annum) for the interest period selected, plus an applicable margin. Under the 2021 Term Loan B Facility, the applicable margin is 2.50% for base rate borrowings and 3.50% for Term SOFR borrowings. Following this offering, the applicable margin for the remaining outstanding borrowings under the 2021 Term Loan B Facility will be automatically reduced by 0.25% per annum. Any remaining net proceeds from this offering will be used for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the amount of net proceeds to us from this offering by $    million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, an 1,000,000 increase (decrease) in the number of shares offered by us would increase (decrease) the amount of net proceeds to us from this offering by $    million, assuming the price per share for the offering of $    (which is the midpoint of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Dividend policy

We have paid cash dividends to our equity holders in the past. In December 2021, we declared and paid a special cash distribution of $62.1 million in the aggregate as a partial return of capital to our equity holders, of which EGI-AM and Ventas received $52.8 million and $6.1 million, respectively. In addition, in May 2022, we declared and paid a special cash distribution of $174.8 million in the aggregate as a partial return of capital to our equity holders in respect of the net proceeds from the MOB Transactions, of which EGI-AM and Ventas received approximately $148.8 million and $17.1 million, respectively. Other than these two special cash distributions, we have not declared or paid any cash distributions to our equity holders since January 1, 2020.

We currently intend to retain all of our earnings to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future following the consummation of this offering. Any determination to declare dividends in the future will be made at the discretion of our Board and will depend on, among other factors, our financial condition, operating results, liquidity, capital requirements, general business conditions and other factors that our Board may deem relevant. Our ability to pay dividends on our common stock is limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then-current and/or immediately preceding fiscal year. See “Description of certain indebtedness” and “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2024 (i) on an actual basis, derived from our historical unaudited condensed consolidated balance sheet as of March 31, 2024, included elsewhere in this prospectus, (ii) on a pro forma basis to give effect to the Corporate Conversion, the filing and effectiveness of our certificate of incorporation, and the contribution by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc. and (iii) on a pro forma as adjusted basis, to give further effect to the sale of      shares of common stock in this offering at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom as described under “Use of proceeds,” as if the consummation of this offering had occurred on March 31, 2024.

You should read this table in conjunction with “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	As of March 31, 2024
	Ardent Health Partners, LLC Actual	Ardent Health Partners, Inc. Pro Forma	Ardent Health Partners, Inc. Pro Forma As Adjusted
	(Unaudited)
(in thousands, except par value and share numbers)
Cash and cash equivalents	$372,766	$	$

Debt:
Senior secured loan facilities	$872,312	$	$
5.75% Senior Notes	299,529
Finance leases	20,289
Other debt	11,394
Deferred financing costs	(19,841)

Total debt	1,183,683

Equity / stockholders’ equity:
Common units; Unlimited units authorized and 485,387,681 units issued and outstanding, actual	497,394
Common stock, $ par value; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital(1)	—
Retained earnings	182,500
Accumulated other comprehensive income	19,264

Noncontrolling interest(1)	410,951

Total equity / stockholders’ equity	1,110,109

Total capitalization	$2,293,792	$	$

(1)	Immediately after the consummation of the Corporate Conversion, $ million recorded as noncontrolling interest related to Ventas, which represents the stock contribution by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc., will be reclassified as additional paid-in capital in the “Pro Forma” and “Pro Forma As Adjusted” columns.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $    million, assuming the number of shares of common stock sold by us in this offering remains the same as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1,000,000 increase or decrease in the number of shares offered in this offering would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $    million, assuming the price per share for the offering of $    (which is the midpoint of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The “Pro Forma” and “Pro Forma As Adjusted” information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of March 31, 2024, our historical net tangible book value was $153.8 million, or $0.33 per common unit. Net tangible book value per common unit represents the book value of our total tangible assets less the book value of our total liabilities, divided by the number of Class A and Class B units outstanding as of March 31, 2024.

Our pro forma net tangible book value as of March 31, 2024 before the additional offering-related pro forma adjustments was $    million, or $    per share of common stock. This measure of pro forma net tangible book value per share of common stock has been determined by dividing our historical net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding as of March 31, 2024 after giving effect to the Corporate Conversion and the contribution by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc.

After giving further effect to the issuance and sale of    shares of common stock by us in this offering at an assumed initial public offering price of $    per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of proceeds,” our pro forma as adjusted net tangible book value as of March 31, 2024 would have been $    , or $    per share of common stock. This represents an immediate increase in pro forma net tangible book value of $    per share of common stock and an immediate dilution of $    per share of common stock to new investors who purchase common stock in this offering. The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2024 before the offering-related pro forma adjustment described above	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors

Dilution has been determined by subtracting pro forma as adjusted net tangible book value per share of common stock after this offering from the assumed initial public offering price per share of our common stock.

A $1.00 increase or decrease in the assumed initial public offering price of $    per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease total pro forma as adjusted net tangible book value per share by $    per share of common stock and dilution to new investors by $    per share of common stock, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

Similarly, a 1,000,000 increase or decrease in the number of shares offered by us would increase or decrease total pro forma as adjusted net tangible book value per share by $    per share of common stock and dilution to new investors by $    per share of common stock, assuming the price per share for the offering of $    (which is the midpoint of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2024, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by the existing stockholders and by new investors purchasing shares from us in this offering, based on an assumed initial public offering price of $    per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us (amounts in thousands, except percentages and per share data):

	Common Stock Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders		%	$		%	$
New investors

Total		%		$	%	$

A $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors in common stock and total consideration paid by all holders of common stock by $    million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of common stock offered by us would increase or decrease the total consideration paid to us by new investors in common stock and total consideration paid to us by all holders of common stock by $    million, based on an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional common stock, the number of shares of common stock held by existing stockholders after the consummation of this offering will be    , or % of the total common stock outstanding after this offering, and the number of shares of common stock held by new investors will be    , or % of the total common stock outstanding after this offering.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Corporate conversion

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation by means of a statutory conversion and change its name to Ardent Health Partners, Inc. We refer to this conversion throughout this prospectus as the “Corporate Conversion.” As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. Except as disclosed in this prospectus, the consolidated historical financial statements and summary historical financial and operating data and other financial information included in this prospectus are those of Ardent Health Partners, LLC and its consolidated subsidiaries and do not give effect to the Corporate Conversion. We expect that the Corporate Conversion will not have a material effect on our consolidated financial statements. Shares of the common stock of Ardent Health Partners, Inc. are being offered by this prospectus.

In connection with the Corporate Conversion, Ardent Health Partners, Inc. will continue to hold all property and assets of Ardent Health Partners, LLC and will assume all of the debts and obligations of Ardent Health Partners, LLC. Upon the consummation of the Corporate Conversion, the existing limited liability company agreement of Ardent Health Partners, LLC (as amended, the “Ardent Health Partners LLC Agreement”) will be terminated, and Ardent Health Partners, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of capital stock.” Only certain limited indemnification, exculpation, expense advancement and confidentiality provisions of the Ardent Health Partners LLC Agreement will survive such termination thereof. On the effective date of the Corporate Conversion, the members of the Board of Ardent Health Partners, LLC will become the members of Ardent Health Partners, Inc.’s Board and the officers of Ardent Health Partners, LLC will become the officers of Ardent Health Partners, Inc.

The purpose of the Corporate Conversion is to reorganize our business structure so that the top-tier entity in our business structure—the entity that is offering common stock in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. We selected the Corporate Conversion as a transaction structure for administrative efficiency. For example, through the Corporate Conversion, our Company will retain our existing legal identity, contracts with third parties and business licenses, thereby avoiding additional costs and administrative burdens associated with the initial public offering of our common stock. The decision to pursue the Corporate Conversion was also driven by our strategic vision to grow. We believe that the Corporate Conversion may help enhance our access to capital and market exposure, and thereby accelerate our growth trajectory. We also believe that the Corporate Conversion may offer our investors enhanced liquidity and, as we grow, allow us to be more competitive when attracting talent.

As of March 31, 2024, Ardent Health Partners, LLC had 461,256,902 Class A and B membership units, 28,836,209 Class C-1 membership units and 13,136,160 Class C-2 membership units issued and outstanding. An investor’s capital interest is comprised of Class A and B units. The Class A units entitle the holder to receive an amount up to their investment amount in the event of a distribution, and the Class B units entitle the holder to the amount of appreciation in Ardent Health Partners, LLC. Pursuant to the terms of the Ardent Health Partners LLC Agreement and applicable incentive equity grant agreements, the Class C-1 and Class C-2 units are intended to qualify as “profits interests” within the meaning of applicable IRS regulations. Class C-1 units are subject to quarterly vesting over a five year time horizon. Class C-1 units will vest in full upon a Sale of the Company (as such term is defined in the Ardent Health Partners LLC Agreement) and certain Class C-1 units granted prior to 2021 will also vest in full in connection with this offering. The Class C-2 units are subject to performance-based vesting.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

As part of the Corporate Conversion, based on the assumed initial public offering price of $     per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, all limited liability company interests of Ardent Health Partners, LLC, which are in the form of membership units, will be automatically converted into shares of our common stock pursuant to the plan of conversion, as follows:

•

holders of our Class A units will receive an aggregate of    shares of our common stock in respect of their Class A units (with each Class A unit being converted into the right to receive     of a share of our common stock in the Corporate Conversion);

•

holders of our Class B units will receive an aggregate of    shares of our common stock in respect of their Class B units (with each Class B unit being converted into the right to receive     of a share of our common stock in the Corporate Conversion);

•

holders of our Class C-1 units will receive an aggregate of    shares of our common stock in respect of their Class C-1 units (with each Class C-1 unit being converted into the right to receive    of a share of our common stock in the Corporate Conversion); and

•	holders of our Class C-2 units .

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Management’s discussion and analysis of financial condition and results of operations

Management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the section “Prospectus summary—Summary historical financial and operating data,” our consolidated financial statements and notes thereto, and our unaudited condensed consolidated financial statements and notes thereto, included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk factors” section of this prospectus. See “Special note regarding forward-looking statements.” Future results could differ significantly from the historical results presented in this section.

Overview

Ardent is the fourth largest privately held, for-profit operator of hospitals and a leading provider of healthcare services in the United States. We currently operate in eight growing mid-sized urban markets across six states: Texas, Oklahoma, New Mexico, New Jersey, Idaho and Kansas. We deliver care through a system of 30 acute care hospitals, more than 200 sites of care, and over 1,700 providers that are either employed by or affiliated with us,11 as of March 31, 2024. We hold a leading position in a majority of our markets, and we believe we are one of the leading healthcare systems based on market share and our integrated network of hospitals, ambulatory facilities, and physician practices. We operate either independently or in partnership with premier academic medical centers, large not-for-profit hospital systems, community physicians, and a community foundation through our well-established and differentiated JV model. Collectively, we operate as a unified organization with a consumer-centric approach to caring for our patients and our communities. Our strategic JV partners offer us significant advantages, including expanded access points, clinical talent availability, local brand recognition, and scale that enable us to accelerate market penetration. We help our partners enhance their network and regional presence through our operational acumen. We strengthen clinical services, drive operating improvements, and centrally manage operations to optimize hospital performance and enhance patient care. In each of these partnerships, we are the majority owner and serve as the day-to-day operator.

Recent developments

Closure of Long-Term Acute Care Hospital

On April 30, 2024, we closed the UT Health East Texas Specialty Hospital, a long-term acute care hospital (the “LTAC Hospital”) in Tyler, Texas. The LTAC Hospital, which had 18 patient beds, accounted for approximately $9.7 million, $9.2 million and $13.6 million of our revenue and a pre-tax loss of $1.2 million, $3.1 million and $0.3 million for the years ended December 31, 2023, 2022 and 2021, respectively, and approximately $2.6 million and $2.9 million of our revenue and a pre-tax loss of $0.1 million and $0.2 million for the three months ended March 31, 2024 and 2023, respectively. This represents only 0.2%, 0.2% and 0.3% of our total revenue and 0.8%, 1.0% and 0.1% of our pre-tax income for the years ended December 31, 2023, 2022 and 2021, respectively, and only 0.2% and 0.2% of our total revenue and 0.2% and 0.6% of our pre-tax income for the three months ended March 31, 2024 and 2023, respectively.

[11]	Affiliated providers are physicians and advanced practice providers with whom we contract for their services through a professional services agreement or other independent contractor agreement.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

2024 Supplemental Payment Program Updates

A new Oklahoma directed payment program (the “OK DPP”) became effective on April 1, 2024. Under the OK DPP, hospitals will receive directed payments under Oklahoma’s new Medicaid managed care delivery system, resulting in reimbursement near the average commercial rate. The existing upper payment limit component of Oklahoma’s Supplemental Hospital Offset Payment Program will remain in place for certain categories of Medicaid patients that will continue to be enrolled in Oklahoma’s traditional Medicaid Fee for Service program.

In March 2024, New Mexico’s Healthcare Delivery and Access Act (the “HDA Act”) was signed into law. Subject to CMS approval, the HDA Act provides directed payments for hospitals that serve patients in New Mexico’s Medicaid managed care delivery system, resulting in reimbursement near the average commercial rate, and once approved, is expected to represent a material rate uplift for us. The directed payment program under the HDA Act is expected to be submitted to CMS for approval in the second quarter of 2024, with a requested effective date of July 1, 2024.

Under the OK DPP and the directed payment program pursuant to the HDA Act, the preliminary estimate of our net benefit is in excess of $150 million on an annualized basis, subject to change, non-recurrence, and adjustment for potential quality performance requirements.

Cybersecurity Incident

In November 2023, we determined that the Cybersecurity Incident had impacted and disrupted a number of our operational and information technology systems. Upon detecting the ransomware, we quickly activated our incident response protocols and implemented a series of containment and remediation measures, including engaging the services of cybersecurity experts and incident response professionals. We also promptly launched an investigation, engaging external counsel to support the investigation and involving federal and state law enforcement. During this time, our hospitals remained operational and continued to deliver patient care utilizing established downtime procedures; however, we advised local EMS systems and other providers to divert emergency ambulance transports to other facilities for a few days until the Cybersecurity Incident had been contained. As a result of our investigation, we determined that the unauthorized actor acquired a copy of certain personal information and PHI of a limited number of our patients and personal information of certain of our employees, but did not gain access to our EHR platform. We have cooperated with law enforcement authorities that have made inquiries into the Cybersecurity Incident and have been in contact with, and complied with, the requirements of various governmental authorities that require notification of such incidents. Additionally, because of the time taken to contain and remediate the Cybersecurity Incident, our online electronic billing systems were not functioning at their full capacities and certain billing, reimbursement and payment functions were delayed.

We estimate the Cybersecurity Incident had an adverse pre-tax impact of approximately $74 million during the year ended December 31, 2023. This estimate includes lost revenues from the associated business interruption and costs to remediate the issue, net of insurance proceeds. While our operations were no longer materially disrupted as of March 31, 2024 or December 31, 2023, we continued to experience delays in billing claims and obtaining reimbursements and payments through the first quarter of 2024, and will incur certain expenses related to the Cybersecurity Incident, including expenses to defend claims brought by individuals and other expenses related to the Cybersecurity Incident. The full scope of the costs and related impacts of this Cybersecurity Incident, including any future impact on our financial condition and results of operations, as well as the extent to which costs will be offset by our cybersecurity insurance, has not been determined. See “Business—Cybersecurity Incident.”

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Pure Health equity investment

On May 1, 2023, an affiliate of Pure Health purchased a 26.1% interest in Ardent Health Partners, LLC from the current unit holders for approximately $500 million. In connection with Pure Health’s investment, unit holders were eligible to exercise tag-along rights to sell a proportionate share of their individual equity ownership interest in Ardent Health Partners, LLC and AHP Health Partners, Inc., our direct majority-owned subsidiary. Ventas, a common unit holder that beneficially owns a percentage of our outstanding membership interests and maintains a seat on our Board, making Ventas a related party, exercised its tag-along right to sell its proportionate share of interest in both Ardent Health Partners, LLC and AHP Health Partners, Inc. To fulfill Ventas’ right to sell its proportionate share of noncontrolling ownership interest in AHP Health Partners, Inc., we exercised our right to repurchase those shares from Ventas for $26.0 million concurrent with Pure Health’s purchase of a minority interest in Ardent Health Partners, LLC. As a result of the transaction, Ventas sold approximately 24% of its ownership interest in Ardent Health Partners, LLC for approximately $50 million in total cash proceeds. The carrying value of the noncontrolling interest was adjusted proportionate to the shares repurchased to reflect the change in ownership of AHP Health Partners, Inc., with the difference between the fair value of the consideration paid and the amount by which noncontrolling interest was adjusted recognized in equity attributable to Ardent Health Partners, LLC. Pure Health and Ventas’ equity interests in Ardent Health Partners, LLC after the transaction were 26.1% and 7.5%, respectively.

Sale-leaseback of medical office buildings with Ventas

On February 9, 2022, we completed the sale of 18 medical office buildings to Ventas in exchange for $204.0 million and concurrently entered into agreements to lease the real estate back from Ventas over a 12-year initial term with eight options to renew for additional five-year terms (collectively, the “MOB Transactions”).

The initial terms of the lease agreements did not qualify for accounting treatment as sale-leaseback arrangements. Thus, upon completion of the transaction, the assets continued to depreciate over their respective useful lives. Additionally, the net proceeds received from the transaction of $202.1 million were accounted for as a related party deferred financing obligation. We used an imputed interest rate to determine the portion of lease payments to allocate between interest expense and principal repayment of the deferred financing obligation. For the year ended December 31, 2022, lease payments totaled $9.5 million, all of which was included in interest expense, related party on our consolidated income statements.

On December 28, 2022, we amended certain renewal terms of the original lease agreements with Ventas such that the amended terms qualified for accounting treatment as sale-leaseback arrangements. Upon amendment, we removed the associated buildings, land, and related improvements from fixed assets, removed the deferred financing obligation, recognized the right-of-use lease assets and associated lease liabilities, and recognized a gain of $157.8 million in other non-operating gains, related party for the year ended December 31, 2022. See “Certain relationships and related party transactions—Sale-leaseback of medical office buildings with Ventas.”

Outsourcing of revenue cycle management functions to Ensemble

On May 5, 2022, we entered into a master service agreement with Ensemble RCM, LLC d/b/a Ensemble Health Partners (“Ensemble”) for the provision of revenue cycle management services. The initial term of this agreement is seven years, which is renewable automatically for two successive two-year terms, provided that Ensemble meets certain minimum performance requirements. For each calendar month, the consideration

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

payable for services rendered under this agreement is based on an agreed-upon percentage of the total net cash received by our entities using Ensemble’s services from providing patient services less any refunds of previously collected revenues issued by those entities in such month.

Long-term debt refinancing

During the year ended December 31, 2021, we completed a series of transactions (collectively, the “2021 Refinancing Transactions”) to refinance our then-existing debt. The 2021 Refinancing Transactions included the following:

On July 8, 2021, we completed the issuance of $300.0 million aggregate principal amount of 5.750% Senior Notes due 2029 (the “5.75% Senior Notes”), which will mature on July 15, 2029, pursuant to an indenture, dated as of July 8, 2021. Concurrent with the issuance of our 5.75% Senior Notes, we entered into an amended and restated agreement for our $225.0 million secured asset-based revolving credit facility (the “2021 ABL Credit Agreement”), which consists of a $225.0 million senior secured asset-based revolving credit facility with a five-year maturity. The terms of the amended and restated agreement for our revolving credit facility are substantially similar to those applicable to the prior revolving credit facility, except for, among other things, the maturity date, which is July 8, 2026, and the applicable interest rate margins. See “—Senior Secured Credit Facilities.”

On July 15, 2021, we used net proceeds from the issuance of the 5.75% Senior Notes, along with cash on hand, to redeem all $475.0 million aggregate principal amount of our 9.75% Senior Notes due 2026 (“9.75% Senior Notes”) at a redemption price equal to (a) 107.313% of the principal amount of the 9.75% Senior Notes plus (b) accrued and unpaid interest to, but excluding, the redemption date of July 15, 2021.

On August 24, 2021, we entered into an amended and restated agreement to refinance our existing senior secured term loan facility (“2018 Term Loan B Facility”), which had $797.4 million principal outstanding, with a $900.0 million principal outstanding senior secured term loan facility (“2021 Term Loan B Facility”). The terms of the amended and restated credit agreement are substantially similar to those applicable to the 2018 Term Loan B Facility, except for, among other things, the maturity date, which is seven years from the closing date of the 2021 Term Loan B Facility, and the applicable interest rate margins. See “—Senior Secured Credit Facilities.”

On April 21, 2023 and June 8, 2023, the Company amended its 2021 ABL Credit Agreement and agreement related to the 2021 Term Loan B Facility, respectively, to transition the reference interest rates from LIBOR to SOFR. We intend to use the net proceeds of this offering to repay $    million of our outstanding borrowings under the 2021 Term Loan B Facility. See “Use of proceeds.”

Key factors impacting our results of operations

Ongoing impact of COVID-19

As a provider of healthcare services, we have been, and may continue to be, affected by the public health and economic effects of COVID-19. The impact of COVID-19 on our operations, cash flows and financial position was driven by many factors, most of which were beyond our control and ability to forecast. Such factors included, but were not limited to, the duration and severity of COVID-19 related impacts, the spread of potentially more contagious and/or virulent forms of the virus, the volume of canceled or rescheduled procedures and the volume and acuity of COVID-19 patients cared for across our hospitals and facilities, and the demand for clinical personnel and its corresponding impact on labor costs and hospital availability. During 2021 and 2022, the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

COVID-19 pandemic adversely affected our operations, as well as our patients, communities and employees, to varying degrees. As described in greater detail below within this section, ongoing waves of COVID-19 infections, changes in COVID-related patient acuity and broad economic factors resulting from COVID-19 have affected, and may in the future continue to affect, our patient volumes, service mix, revenue mix, operating expenses and net operating revenues.

On May 11, 2023, the public health emergency, which began January 31, 2020, expired. With the expiration of the public health emergency, there is no assurance or expectation that we will continue to receive or remain eligible for significant funding or assistance under the CARES Act or similar legislation in the future. The CARES Act was enacted March 27, 2020 and, among other provisions, authorized relief funding to healthcare providers through the PHSSEF and expanded the Medicare Accelerated and Advance Payment Program.

Staffing and labor trends

Our operations are dependent on the efforts, abilities and experience of our management and medical support personnel, such as nurses, pharmacists and lab technicians, as well as our physicians. We compete with other healthcare providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our hospitals and other facilities, including nurses and other non-physician healthcare professionals. At times, the availability of nurses and other medical support personnel has been a significant operating issue for healthcare providers, including at certain of our facilities. The impact of labor shortages across the healthcare industry may result in other healthcare facilities, such as nursing homes, limiting admissions, which may constrain our ability to discharge patients to such facilities and further exacerbate the demand on our resources, supplies and staffing. COVID-19 has exacerbated workforce competition, shortages and capacity restraints, including due to the impact of vaccine mandates on our workforce, and may continue to exacerbate workforce competition, shortages and capacity constraints for the foreseeable future.

We contract with various third parties who provide hospital-based physicians. Third-party providers of hospital-based physicians, including those with whom we contract, have experienced significant disruption in the form of regulatory changes, including those stemming from enactment of the No Surprises Act, challenging labor market conditions resulting from a shortage of physicians and inflationary wage-related pressures, as well as increased competition through consolidation of physician groups. In some instances, providers of outsourced medical specialists have become insolvent and unable to fulfill their contracts with us for providing hospital-based physicians. The success of our hospitals depends in part on the adequacy of staffing, including through contracts with third parties. If we are unable to adequately contract with providers, or the providers with whom we contract become unable to fulfill their contracts, our admissions may decrease, and our operating performance, capacity and growth prospects may be adversely affected. Further, our efforts to mitigate the potential impact to our business from third-party providers who are unable to fulfill their contracts to provide hospital-based physicians, including through acquisitions of outsourced medical specialist businesses, employment of physicians and re-negotiation or assumption of existing contracts, may be unsuccessful. These developments with respect to providers of outsourced medical specialists, and our inability to effectively respond to and mitigate the potential impact of such developments, may disrupt our ability to provide healthcare services, which may adversely impact our business, financial condition and results of operations.

We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. In some of our markets, employers across various industries have increased minimum wages which has created more competition and, in some cases, higher labor costs for this sector of employees.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Seasonality

We typically experience higher patient volumes and revenues in the fourth quarter of each year in our acute care facilities. We typically experience such seasonal volume and revenue peaks because more people generally become ill during the winter months, which in turn results in significant increases in the number of patients we treat during those months. In addition, revenue in the fourth quarter is also impacted by increased utilization of services due to annual deductibles, which are not usually met until later in the year, and patient utilization of their healthcare benefits before they expire at year-end.

Inflation

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, our suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures to curb increases in operating costs and expenses. We have generally offset increases in operating costs by increasing reimbursement for services, expanding services and reducing costs in other areas. However, we cannot predict our ability to cover or offset future cost increases, particularly any increases in our cost of providing health insurance benefits to our employees.

Geographic data

The information below provides an overview of our operations in certain markets as of March 31, 2024.

Texas. We operated 14 acute care hospital facilities (including one managed hospital that is owned by UTHSCT) with 1,472 licensed beds that serve the areas of Tyler, Amarillo and Killeen, Texas. For the three months ended March 31, 2024, we generated 36.4% of our total revenue in the Texas market.

Oklahoma. We operated 8 acute care hospital facilities with 1,173 licensed beds that serve the area of Tulsa, Oklahoma. For the three months ended March 31, 2024, we generated 24.2% of our total revenue in the Oklahoma market.

New Mexico. We operated 5 acute care hospital facilities with 619 licensed beds that serve the areas of Albuquerque and Roswell, New Mexico. For the three months ended March 31, 2024, we generated 15.5% of our total revenue in the New Mexico market.

New Jersey. We operated 2 acute care hospital facilities with 476 licensed beds that serve the areas of Montclair and Westwood, New Jersey. For the three months ended March 31, 2024, we generated 10.3% of our total revenue in the New Jersey market.

Other industry trends

The demand for healthcare services continues to be impacted by the following trends:

•	A growing focus on healthcare spending by consumers, employers and insurers actively seeking lower-cost care solutions;

•	A shift in patient volumes from inpatient to outpatient settings due to technological advancements and demand for care that is more convenient, affordable and accessible;

•	The growing aging population, which requires greater chronic disease management and higher-acuity treatment; and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	Ongoing consolidation of providers and insurers across the healthcare industry.

Additionally, the healthcare industry, particularly acute care hospitals, continues to be subject to ongoing regulatory uncertainty. Changes in federal or state healthcare laws, regulations, funding policies or reimbursement practices, especially those involving reductions to government payment rates or limitations on what providers may charge, could significantly impact future revenues and operations. For example, the No Surprises Act prohibits providers from charging patients an amount beyond the in-network cost sharing amount for services rendered by out-of-network providers, subject to limited exceptions. For services for which balance billing is prohibited, the No Surprises Act includes provisions that may limit the amounts received by out-of-network providers from health plans. Any reduction in the rates that we can charge or amounts we can receive for our services will reduce our total revenues and our operating margins.

Results of operations

Revenue and volume trends

Our revenue depends upon inpatient occupancy levels, ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges and negotiated payment rates for such services. Total revenue is comprised of net patient service revenue and other revenue. We recognize patient service revenue in the period in which we provide services. Patient service revenue includes amounts we estimate to be reimbursable by Medicare, Medicaid and other payors under provisions of cost or prospective reimbursement formulas in effect. The amounts we receive from these payors are generally less than the established billing rates, and we report patient service revenue net of these differences (contractual adjustments) at the time we render the services. We also report patient service revenue net of the effects of other arrangements where we are reimbursed for services at less than established rates, including certain self-pay adjustments provided to uninsured patients. We also record estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amount expected to be collected.

Total revenue for the three months ended March 31, 2024 increased $122.1 million, or 9.3%, compared to the same prior year period. The increase in total revenue for the three months ended March 31, 2024 was attributable to an increase in adjusted admissions of 3.3% and an increase in net patient service revenue per adjusted admission of 5.9%. The increase in adjusted admissions reflected growth in admissions of 5.4%, including an increase in inpatient surgeries of 1.3%, and growth in emergency room visits of 6.4% for the three months ended March 31, 2024 compared to the same prior year period. The growth in inpatient and emergency room volumes was partially offset by a decrease in outpatient surgeries of 2.6% driven primarily by reduced Medicaid volumes for lower acuity procedures during the three months ended March 31, 2024 compared to the same prior year period. The increase in net patient service revenue per adjusted admission was attributable primarily to favorable payor mix compared to the same prior year period.

Total revenue for the year ended December 31, 2023 increased $279.8 million, or 5.5%, compared to the same prior year period. The increase in total revenue was attributable to an increase in adjusted admissions of 5.0% and an increase in net patient service revenue per adjusted admission of 0.6% compared to the same prior year period. Admissions, total surgeries and emergency room visits increased 3.6%, 3.6% and 0.3%, respectively, for the year ended December 31, 2023 compared to the same prior year period.

Total revenue for the year ended December 31, 2022 increased $259.3 million, or 5.3%, compared to the same prior year period. The increase in total revenue was attributable to an increase in adjusted admissions of 2.9%

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

and an increase in net patient service revenue per adjusted admission of 2.5% compared to the same prior year period. Admissions decreased 3.0% for the year ended December 31, 2022 compared to the same prior year period. Surgeries and emergency room visits increased 4.5% and 5.6%, respectively, for the year ended December 31, 2022 compared to the same prior year period.

Total revenue for the year ended December 31, 2021 increased $473.5 million or 10.8%, compared to the same prior year period. During the year ended December 31, 2021, total revenue was favorably impacted by an increase in adjusted admissions of 3.8% and an increase in net patient service revenue per adjusted admission of 7.1% compared to the same prior year period. Admissions decreased 0.6% for the year ended December 31, 2021 compared to the same prior year period. Surgeries and emergency room visits increased 9.6% and 8.5%, respectively, for the year ended December 31, 2021 compared to the same prior year period.

A key competitive strength and a significant component of our growth strategy has been our well-established and differentiated JV model, which has resulted in partnerships with premier academic medical centers, large not-for-profit hospital systems, community physicians, and a community foundation. During the three months ended March 31, 2024 and 2023, total revenue related to these entities was $419.1 million and $401.7 million, respectively, which represented 29.1% and 30.5%, respectively, of our total revenue. During the years ended December 31, 2023, 2022, and 2021, total revenue related to these entities was $1.6 billion, $1.5 billion and $1.4 billion, respectively, which represented 29.8%, 28.9% and 28.9%, respectively, of our total revenue.

The following table provides the sources of our total revenue by payor:

	Three Months Ended March 31,		Years Ended December 31,
	2024	2023	2023	2022	2021
	(unaudited)
Medicare	39.6%	40.7%	39.5%	40.6%	39.9%
Medicaid	10.9%	11.7%	11.2%	11.5%	11.1%
Other managed care	42.6%	41.3%	42.6%	41.6%	42.2%
Self-pay and other	5.3%	4.6%	5.0%	4.3%	4.7%

Net patient service revenue	98.4%	98.3%	98.3%	98.0%	97.9%
Other revenue	1.6%	1.7%	1.7%	2.0%	2.1%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Operating results summary for the three months ended March 31, 2024 and 2023

The following table sets forth the consolidated results of our operations, expressed in dollars and as a percentage of total revenue, for the periods presented.

	Three Months Ended March 31,
	2024		2023
(Unaudited; dollars in thousands)	Amount	%	Amount	%
Total revenue	$1,439,046	100.0%	$1,316,988	100.0%
Expenses:
Salaries and benefits	621,509	43.2%	592,068	45.0%
Professional fees	264,694	18.4%	233,851	17.8%
Supplies	257,781	17.9%	241,378	18.3%
Rents and leases	24,855	1.7%	23,317	1.8%
Rents and leases, related party	37,199	2.6%	36,137	2.7%
Other operating expenses	121,832	8.5%	108,554	8.2%
Government stimulus income	—	—%	(139)	—%
Interest expense	19,261	1.3%	18,121	1.4%
Depreciation and amortization	35,351	2.5%	34,702	2.6%
Other non-operating gains	—	—%	(2)	—%

Total operating expenses	1,382,482	96.1%	1,287,987	97.8%

Income before income taxes	56,564	3.9%	29,001	2.2%
Income tax expense	10,713	0.7%	5,219	0.4%

Net income	45,851	3.2%	23,782	1.8%
Net income attributable to noncontrolling interests	18,804	1.3%	19,639	1.5%

Net income attributable to Ardent Health Partners, LLC	$27,047	1.9%	$4,143	0.3%

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Operating results summary for the years ended December 31, 2023, 2022, and 2021

The following table sets forth the consolidated results of our operations, expressed in dollars and as a percentage of total revenue, for the periods presented.

	Years Ended December 31,
	2023		2022		2021
(Dollars in thousands)	Amount	%	Amount	%	Amount	%
Total revenue	$5,409,483	100.0%	$5,129,687	100.0%	$4,870,396	100.0%

Expenses:
Salaries and benefits	2,384,062	44.1%	2,411,677	47.0%	2,294,364	47.1%
Professional fees	980,270	18.1%	736,299	14.4%	617,753	12.7%
Supplies	993,405	18.4%	955,168	18.6%	927,326	19.0%
Rents and leases	97,444	1.8%	93,047	1.8%	92,776	1.9%
Rents and leases, related party	145,880	2.7%	130,657	2.5%	127,437	2.6%
Other operating expenses	451,737	8.3%	464,413	9.1%	370,363	7.6%
Government stimulus income	(8,463)	(0.2)%	(16,775)	(0.3)%	(133,389)	(2.7)%
Interest expense	74,305	1.4%	72,582	1.4%	83,271	1.7%
Interest expense, related party	—	0.0%	9,470	0.2%	10,563	0.2%
Depreciation and amortization	140,842	2.6%	138,173	2.7%	137,204	2.8%
Loss on debt extinguishment	—	0.0%	—	0.0%	52,942	1.1%
Other non-operating gains	(1,613)	0.0%	(18,694)	(0.4)%	(6,101)	(0.1)%
Other non-operating gains, related party	—	0.0%	(157,808)	(3.1)%	—	0.0%

Total operating expenses	5,257,869	97.2%	4,818,209	93.9%	4,574,509	93.9%

Income before income taxes	151,614	2.8%	311,478	6.1%	295,887	6.1%

Income tax expense	22,637	0.4%	46,107	0.9%	51,311	1.1%

Net income	128,977	2.4%	265,371	5.2%	244,576	5.0%

Net income attributable to noncontrolling interests	75,073	1.4%	76,462	1.5%	90,318	1.8%

Net income attributable to Ardent Health Partners, LLC	$53,904	1.0%	$188,909	3.7%	$154,258	3.2%

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The following table provides information on certain drivers of our total revenue:

Consolidated Operating Statistics(1)	Three Months Ended March 31,			Years Ended December 31,
	2024	% Change	2023	2023	% Change	2022	% Change	2021
Total revenue (in thousands)	$1,439,046	9.3%	$1,316,988	$5,409,483	5.5%	$5,129,687	5.3%	$4,870,396
Hospitals operated (at period end)	31	—	31	31	—	31	—	31
Licensed beds (at period end)	4,323	—	4,323	4,323	—	4,323	1.0%	4,279
Utilization of licensed beds	46%	—	46%	45%	2.3%	44%	(6.4)%	47%
Admissions	38,469	5.4%	36,483	146,887	3.6%	141,753	(3.0)%	146,184
Adjusted admissions	82,313	3.3%	79,691	326,029	5.0%	310,374	2.9%	301,730
Inpatient surgeries	8,946	1.3%	8,835	35,127	1.8%	34,502	3.5%	33,326
Outpatient surgeries	22,223	(2.6)%	22,821	93,461	4.3%	89,602	4.8%	85,458
Emergency room visits	157,582	6.4%	148,063	609,010	0.3%	606,963	5.6%	574,691
Patient days	179,126	0.4%	178,433	708,043	1.7%	696,249	(4.7)%	730,827
Total encounters	1,412,472	4.6%	1,349,890	5,413,787	3.8%	5,213,949	(0.2)%	5,226,478
Average length of stay	4.66	(4.7)%	4.89	4.82	(1.8)%	4.91	(1.8)%	5.00
Net patient service revenue per adjusted admission	$17,204	5.9%	$16,251	$16,307	0.6%	$16,207	2.5%	$15,811

(1)	See the section of this prospectus titled “Consolidated operating statistics” for additional information on how we define these metrics.

Overview of the three months ended March 31, 2024

Total revenue for the three months ended March 31, 2024 increased $122.1 million, or 9.3%, compared to the same prior year period. The increase in total revenue for the three months ended March 31, 2024 was attributable to an increase in adjusted admissions of 3.3% and an increase in net patient service revenue per adjusted admission of 5.9%. The increase in adjusted admissions reflected growth in admissions of 5.4%, including an increase in inpatient surgeries of 1.3%, and growth in emergency room visits of 6.4% for the three months ended March 31, 2024 compared to the same prior year period. The growth in inpatient and emergency room volumes was partially offset by a decrease in outpatient surgeries of 2.6% driven primarily by reduced Medicaid volumes for lower acuity procedures during the three months ended March 31, 2024 compared to the same prior year period. The increase in net patient service revenue per adjusted admission was attributable primarily to favorable payor mix compared to the same prior year period.

Total operating expenses increased $94.5 million for the three months ended March 31, 2024 compared to the same prior year period due to higher patient volumes but decreased as a percentage of total revenue. Total operating expenses, as a percentage of total revenue, were 96.1% and 97.8% for the three months ended March 31, 2024 and 2023, respectively. The decrease in total operating expenses, as a percentage of total revenue, was attributable primarily to reduced staffing costs, as a percentage of total revenue, driven by a decrease in contract labor expense of $15.5 million during the three months ended March 31, 2024 compared to the same prior year period.

Overview of the year ended December 31, 2023

Total revenue for the year ended December 31, 2023 increased $279.8 million, or 5.5%, compared to the same prior year period. During the year ended December 31, 2023, the increase in total revenue was attributable primarily to an increase in adjusted admissions of 5.0% as well as an increase in net patient service revenue per adjusted admission of 0.6% compared to the same prior year period.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Total admissions increased 3.6% for the year ended December 31, 2023 compared to the same prior year period. Total surgeries and emergency room visits increased 3.6% and 0.3%, respectively, for the year ended December 31, 2023 compared to the same prior year period.

Total operating expenses increased $439.7 million for the year ended December 31, 2023 compared to the same prior year period. The increase in total operating expenses was primarily driven by the gain of $157.8 million recognized during the year ended December 31, 2022 related to the MOB Transactions. Excluding the impact of the gain on total operating expenses for the year ended December 31, 2022, total operating expenses as a percentage of total revenue for the year ended December 31, 2023 were consistent with the same prior year period. The increase in total operating expenses was further impacted by increases in employee staffing costs, supplies expense, and professional fees driven primarily by higher patient volumes during the year ended December 31, 2023 compared to the same prior year period. These increases were partially offset by an $86.7 million decrease in contract labor expense within salaries and benefits in our consolidated income statement for the year ended December 31, 2023 compared to the same prior year period.

Comparison of the three months ended March 31, 2024 and 2023

Total revenue—Total revenue increased $122.1 million, or 9.3%, for the three months ended March 31, 2024 compared to the same prior year period. The increase in total revenue for the three months ended March 31, 2024 was attributable to an increase in adjusted admissions of 3.3% and an increase in net patient service revenue per adjusted admission of 5.9%. The increase in adjusted admissions reflected growth in admissions of 5.4%, including an increase in inpatient surgeries of 1.3%, and growth in emergency room visits of 6.4% for the three months ended March 31, 2024 compared to the same prior year period. The growth in inpatient and emergency room volumes was partially offset by a decrease in outpatient surgeries of 2.6% driven primarily by reduced Medicaid volumes for lower acuity procedures during the three months ended March 31, 2024 compared to the same prior year period. The increase in net patient service revenue per adjusted admission was attributable primarily to favorable payor mix compared to the same prior year period.

Salaries and benefits—Salaries and benefits, as a percentage of total revenue, were 43.2% for the three months ended March 31, 2024 compared to 45.0% for the same prior year period. The decrease in salaries and benefits, as a percentage of total revenue, was attributable primarily to a decrease in contract labor expense of $15.5 million due to a combination of reduced contract labor rates and lower utilization, driven by ongoing recruiting and retention initiatives. Total contract labor expenses, as a percentage of total salaries, benefits and contract labor expenses were 4.4% and 7.2% for the three months ended March 31, 2024 and 2023, respectively.

Professional fees—Professional fees, as a percentage of total revenue, were 18.4% for the three months ended March 31, 2024 compared to 17.8% for the same prior year period. The increase in professional fees, as a percentage of total revenue, reflected increased costs for hospital-based providers due to a combination of higher patient volumes and rising physician-related expenses.

Supplies—Supplies, as a percentage of total revenue, were 17.9% for the three months ended March 31, 2024 compared to 18.3% for the same prior year period.

Rents and leases—Rents and leases were $24.9 million and $23.3 million for the three months ended March 31, 2024 and 2023, respectively.

Rents and leases, related party—Rents and leases, related party, consists of REIT lease expense related to the Master Lease with Ventas, under which we lease 10 of our facilities and medical office building lease

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

agreements with Ventas. Rents and leases, related party were $37.2 million and $36.1 million for the three months ended March 31, 2024 and 2023, respectively.

Other operating expenses—Other operating expenses, as a percentage of total revenue, were 8.5% for the three months ended March 31, 2024 compared to 8.2% for the same prior year period.

Government stimulus income—Government stimulus income was $0.0 million and $0.1 million for the three months ended March 31, 2024 and 2023, respectively.

Interest expense—Interest expense was $19.3 million and $18.1 million for the three months ended March 31, 2024 and 2023, respectively.

Income tax expense—We recorded income tax expense of $10.7 million, which equates to an effective tax rate of 18.9%, for the three months ended March 31, 2024 compared to income tax expense of $5.2 million, which equates to an effective tax rate of 18.0%, for the same prior year period. The increase in income tax expense was driven primarily by an increase in income before income taxes attributable to Ardent Health Partners, LLC resulting in an increase in taxes at the federal statutory rate during the three months ended March 31, 2024 compared to the same prior year period.

Net income attributable to noncontrolling interests—Net income attributable to noncontrolling interests of $18.8 million for the three months ended March 31, 2024 compared to $19.6 million for the same prior year period consisted primarily of $17.7 million and $19.4 million of net income attributable to minority partners’ interests in hospitals and ambulatory services that are owned and operated through limited liability companies and consolidated by us for the three months ended March 31, 2024 and 2023, respectively. Income from operations before income taxes related to these limited liability companies was $61.7 million and $65.9 million for the three months ended March 31, 2024 and 2023, respectively. The remaining portion of net income attributable to noncontrolling interests consists of net income attributable to ALH Holdings, LLC’s (a subsidiary of Ventas, a related party) minority interest in AHP Health Partners, Inc., one of our subsidiaries.

Comparison of the years ended December 31, 2023 and 2022

Total revenue—Total revenue increased $279.8 million, or 5.5%, for the year ended December 31, 2023, compared to the same prior year period. The increase in total revenue was driven primarily by an increase in adjusted admissions of 5.0% as well as an increase in net patient service revenue per adjusted admission of 0.6% compared to the same prior year period. Total revenue for the year ended December 31, 2023 also benefitted from an increase in funding from supplemental government payment programs compared to the same prior year period. Specifically, the amount of revenue recognized during the year ended December 31, 2023 related to the Texas Waiver Program was $208.0 million compared to $172.1 million during the same prior year period.

Salaries and benefits—Salaries and benefits, as a percentage of total revenue, were 44.1% for the year ended December 31, 2023, compared to 47.0% for the same prior year period. The decrease in salaries and benefits, as a percentage of total revenue, was driven by the transition to an outsourced model in our end-to-end revenue cycle management process in July 2022 and our dietary and environmental services in November 2022 at substantially all of our facilities. These transitions resulted in the shift of cost associated with such services from salaries and benefits to professional fees in our consolidated income statement. The change in salaries and benefits, as a percentage of total revenue, was also driven by a decrease in contract labor expense of $86.7 million due

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

primarily to reduced contract labor rates. Contract labor expense also decreased as a result of reduced utilization, which was driven by ongoing recruiting and retention initiatives and reduced demand for supplemental staffing during the year ended December 31, 2023. Total contract labor expenses, as a percentage of total salaries, benefits and contract labor expenses were 5.5% and 9.0% for the years ended December 31, 2023 and 2022, respectively.

Professional fees—Professional fees, as a percentage of total revenue, were 18.1% for the year ended December 31, 2023 compared to 14.4% for the same prior year period. The increase in professional fees, as a percentage of total revenue, was due primarily to the outsourcing of our facilities of our end-to-end revenue cycle management process in July 2022 and our dietary and environmental services in November 2022 at substantially all of our facilities. The transitions resulted in the shift of expenses associated with such services from salaries and benefits to professional fees in the consolidated income statement. Professional fees, as a percentage of total revenue, were also impacted by increased cost for hospital based care providers due to higher patient volumes and rising physician-related expenses.

Supplies—Supplies, as a percentage of total revenue, were 18.4% for the year ended December 31, 2023 compared to 18.6% for the same prior year period.

Rents and leases—Rents and leases, as a percentage of total revenue, were 1.8% for the year ended December 31, 2023 and 2022.

Rents and leases, related party—Rents and leases, related party consists of REIT lease expense related to the Ventas Master Lease and lease agreements associated with the MOB Transactions. Rents and leases, related party, as a percentage of total revenue, were 2.7% for the year ended December 31, 2023 compared to 2.5% for the same prior year period.

Other operating expenses—Other operating expenses, as a percentage of total revenue, were 8.3% for the year ended December 31, 2023 compared to 9.1% for the same prior year period. The decrease in other operating expenses, as a percentage of total revenue, was driven primarily by lower cost related to our self-insured professional and general liability insurance. During the year ended December 31, 2022, we recorded an adjustment of $40.1 million to our estimated liability reserve for unfavorable developments associated with prior year claims. During the year ended December 31, 2023, we did not record an additional adjustment for our estimated liability reserve. The decrease in other operating expenses, as a percentage of total revenue was offset by an increase in provider tax assessments for supplemental Medicare and Medicaid programs during the year ended December 31, 2023 compared to the same prior year period.

Government stimulus income—Government stimulus income, as a percentage of total revenue, was 0.2% for the year ended December 31, 2023 compared to 0.3% for the same prior year period.

Interest expense—Interest expense, as a percentage of total revenue, was 1.4% for the year ended December 31, 2023 and 2022.

Interest expense, related party—Interest expense, related party, as a percentage of total revenue, was 0.0% for the year ended December 31, 2023 compared to 0.2% for the same prior year period. During the year ended December 31, 2022, interest expense, related party consisted of the interest portion of lease payments to Ventas associated with the MOB Transactions. For additional information regarding the MOB Transactions, refer to Note 6 to our consolidated financial statements included elsewhere in this prospectus.

Income tax expense—We recorded income tax expense of $22.6 million, which equates to an effective tax rate of 14.9%, for the year ended December 31, 2023 compared to an income tax expense of $46.1 million, which equates to an effective tax rate of 14.8%, for the same prior year period. The decrease in income tax expense was primarily

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

driven by a decrease in income before income taxes attributable to Ardent Health Partners, LLC resulting in a $33.6 million decrease in taxes at the federal statutory rate and partially offset by a change in valuation allowance of $13.6 million during the year ended December 31, 2023 compared to the same prior year period.

Net income attributable to noncontrolling interests—Net income attributable to noncontrolling interests of $75.1 million for the year ended December 31, 2023 compared to $76.5 million for the same prior year period primarily consisted of $72.7 million and $56.0 million of net income attributable to minority partners’ interests in hospitals and ambulatory services that are owned and operated though limited liability companies and consolidated by the Company for the years ended December 31, 2023 and 2022, respectively. Income from operations before income taxes related to these limited liability companies was $257.1 million and $218.2 million for the years ended December 31, 2023 and 2022. The remaining portion of net income attributable to noncontrolling interests consists of net income attributable to ALH Holdings, LLC’s (a subsidiary of Ventas, a related party) minority interest in AHP Health Partners, Inc., one of our subsidiaries. During the year ended December 31, 2023, net income attributable to ALH Holdings, LLC was impacted by a change in ALH Holding, LLC’s noncontrolling equity interest.

Comparison of the years ended December 31, 2022 and 2021

Total revenue—Total revenue increased $259.3 million, or 5.3%, for the year ended December 31, 2022 compared to the same prior year period. The increase in total revenue was driven primarily by an increase of 2.9% in adjusted admissions as well as an increase in net patient service revenue per adjusted admission of 2.5% compared to the same prior year period. Total revenue for the year ended December 31, 2022 also benefitted from an increase in funding from supplemental government payment programs compared to the same prior year period. Specifically, the amount of revenue recognized during the year ended December 31, 2022 related to the Texas Waiver Program was $172.1 million compared to $91.2 million during the same prior year period.

Salaries and benefits—Salaries and benefits, as a percentage of total revenue, were 47.0% for the year ended December 31, 2022 compared to 47.1% for the same prior year period. The decrease in salaries and benefits, as a percentage of total revenue, was driven primarily by the transition of our end-to-end revenue cycle management process to an outsourced model at substantially all of our facilities beginning in July 2022. This transition resulted in a shift in costs associated with such services from salaries and benefits to professional fees. The decrease in salaries and benefits, as a percentage of total revenue, was partially offset by an increase in contract labor expense of $96.0 million as a result of higher temporary contract labor rates and utilization during the year ended December 31, 2022 compared to the same prior year period. Total contract labor expenses, as a percentage of total salaries, benefits and contract labor expenses were 9.0% and 5.3% for the years ended December 31, 2022 and 2021, respectively.

Professional fees—Professional fees, as a percentage of total revenue, were 14.4% for the year ended December 31, 2022 compared to 12.7% for the same prior year period. The increase in professional fees, as a percentage of total revenue, was due primarily to the outsourcing of end-to-end revenue cycle management processes at substantially all of our facilities beginning in July 2022. Professional fees were further impacted by increased costs for hospital-based providers during the year ended December 31, 2022 compared to the same prior year period.

Supplies—Supplies, as a percentage of total revenue, were 18.6% for the year ended December 31, 2022 compared to 19.0% for the same prior year period.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Rents and leases—Rents and leases, as a percentage of total revenue, were 1.8% for the year ended December 31, 2022 compared to 1.9% for the same prior year period.

Rents and leases, related party—Rents and leases, related party consists of REIT lease expense related to the Ventas Master Lease. Rents and leases, related party, as a percentage of total revenue, were 2.5% for the year ended December 31, 2022 compared to 2.6% for the same prior year period.

Other operating expenses—Other operating expenses, as a percentage of total revenue, were 9.1% for the year ended December 31, 2022 compared to 7.6% for the same prior year period. The increase in other operating expenses, as a percentage of total revenue, was driven primarily by higher costs related to our self-insured professional and general liability insurance. During the year ended December 31, 2022, we recorded an adjustment of $40.1 million to our estimated liability reserve for unfavorable developments associated with prior year claims. The increase in other operating expenses, as a percentage of total revenue, was also due, in part, to an increase in provider tax assessments for supplemental government payment programs during the year ended December 31, 2022 compared to the same prior year period. Specifically, the amount of operating expense recognized during the year ended December 31, 2022 related to the Texas Waiver Program was $67.6 million compared to $30.9 million during the same prior year period.

Government stimulus income—Government stimulus income, as a percentage of total revenue, was 0.3% for the year ended December 31, 2022 compared to 2.7% for the same prior year period due to a decrease in the amount of cash distributions received from the Provider Relief Fund and other state and local programs related to COVID-19.

Interest expense—Interest expense, as a percentage of total revenue, was 1.4% for the year ended December 31, 2022 compared to 1.7% for the same prior year period.

Interest expense, related party—Interest expense, related party, as a percentage of total revenue, was 0.2% for the year ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, interest expense, related party consisted of the interest portion of lease payments to Ventas associated with the MOB Transactions. For additional information regarding the MOB Transactions, refer to Note 6 to our consolidated financial statements included elsewhere in this prospectus.

During the year ended December 31, 2021, interest expense, related party consisted of interest expense related to the $200.0 million principal amount of our 9.75% Senior Notes purchased by Ventas as part of the refinancing transactions completed on June 28, 2018. The 2021 Refinancing Transactions included the redemption of all $475.0 million aggregate principal amount of our 9.75% Senior Notes.

Loss on debt extinguishment—In connection with the 2021 Refinancing Transactions, we incurred a loss on the extinguishment of debt totaling $52.9 million during the year ended December 31, 2021. The loss on extinguishment of debt included the write-off of $14.9 million in existing deferred financing costs and original issue discounts, $28.6 million in redemption premiums and $9.4 million in creditor and other costs.

Income tax expense—We recorded income tax expense of $46.1 million, which equates to an effective tax rate of 14.8%, for the year ended December 31, 2022 compared to an income tax expense of $51.3 million, which equates to an effective tax rate of 17.3%, for the same prior year period. The decrease in income tax expense was primarily impacted by a change in valuation allowance of $12.7 million, which was partially offset by an increase in income before income taxes attributable to Ardent Health Partners, LLC that contributed additional income tax expense of $3.3 million at the federal statutory rate during the year ended December 31, 2022 compared to the same prior year period.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Net income attributable to noncontrolling interests—Net income attributable to noncontrolling interests of $76.5 million for the year ended December 31, 2022 compared to $90.3 million for the same prior year period primarily consisted of $56.0 million and $81.8 million of net income attributable to minority partners’ interests in hospitals and ambulatory services that are owned and operated though limited liability companies and consolidated by the Company for the years ended December 31, 2022 and 2021, respectively. Income from operations before income taxes related to these limited liability companies was $218.2 million and $273.3 million for the years ended December 31, 2022 and 2021. The remaining portion of net income attributable to noncontrolling interests consists of net income attributable to ALH Holdings, LLC, which reflected the change in income before income taxes for the year ended December 31, 2022 compared to the same prior year period.

Supplemental non-GAAP information

We have included certain financial measures that have not been prepared in a manner that complies with U.S. GAAP, including Adjusted EBITDA and Adjusted EBITDAR. We define these terms as follows:

Performance measure

•

“Adjusted EBITDA” is defined as net income plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization expense (or EBITDA), as adjusted to deduct net income attributable to JV partners’ noncontrolling interests, and excludes the effects of other non-operating losses (gains), restructuring, exit and acquisition-related costs, expenses incurred in connection with the implementation of Epic, our integrated health information technology system, non-cash unit-based compensation expense, and operations. See “—Supplemental non-GAAP performance measure.”

Valuation measure

•

“Adjusted EBITDAR” is defined as Adjusted EBITDA further adjusted to add back rent expense payable to REIT, which consists of rent expense pursuant to the Ventas Master Lease, lease agreements associated with the MOB Transactions and a lease arrangement with MPT for the Hackensack Meridian Mountainside Medical Center. See “—Supplemental non-GAAP valuation measure.”

Supplemental non-GAAP performance measure

Adjusted EBITDA is a non-GAAP performance measure used by our management and external users of our financial statements, such as investors, analysts, lenders, rating agencies and other interested parties, to evaluate companies in our industry.

Adjusted EBITDA is a performance measure that is not defined under GAAP and is presented in this prospectus because our management considers it an important analytical indicator that is commonly used within the healthcare industry to evaluate financial performance and allocate resources. Further, our management believes that Adjusted EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain material non-cash items and unusual or non-recurring items that we do not expect to continue in the future and certain other adjustments we believe are not reflective of our ongoing operations and our performance.

Because not all companies use identical calculations, our presentation of the non-GAAP measure may not be comparable to other similarly titled measures of other companies.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

While we believe this is a useful supplemental performance measure for investors and other users of our financial information, you should not consider the non-GAAP measure in isolation or as a substitute for net income, cash flows from operations, or any other items calculated in accordance with GAAP. Adjusted EBITDA has inherent material limitations as a performance measure, because it adds back certain expenses to net income, resulting in those expenses not being taken into account in the performance measure. We have borrowed money, so interest expense is a necessary element of our costs. Because we have material capital and intangible assets, depreciation and amortization expense are necessary elements of our costs. Likewise, the payment of taxes is a necessary element of our operations. Because Adjusted EBITDA excludes these and other items, it has material limitations as a measure of our performance. The following table presents a reconciliation of Adjusted EBITDA to net income, determined in accordance with GAAP:

	Three Months Ended March 31,		Years Ended December 31,
(in thousands)	2024	2023	2023	2022	2021

Net income	$45,851	$23,782	$128,977	$265,371	$244,576

Adjusted EBITDA Addbacks:
Income tax expense	10,713	5,219	22,637	46,107	51,311
Interest expense, net (including related party interest expense)	19,261	18,121	74,305	82,052	93,834
Depreciation and amortization	35,351	34,702	140,842	138,173	137,204
Noncontrolling interest earnings related to JV partners (a)	(17,673)	(19,409)	(72,653)	(56,005)	(81,758)
Loss on debt extinguishment	—	—	—	—	52,942
Other non-operating gains (b)	—	(2)	(1,613)	(18,694)	(6,101)
Other non-operating gains, related party (c)	—	—	—	(157,808)	—
Cybersecurity Incident expenses, net(d)	—	—	8,495	—	—
Restructuring, exit and acquisition-related costs (e)	2,337	6,501	13,553	15,691	9,038
Epic expenses (f)	589	738	1,781	1,909	17,405
Non-cash unit based compensation expense	512	360	904	611	549
Loss (income) from disposed operations	4	(70)	(60)	(51)	(794)

Adjusted EBITDA	$96,945	$69,942	$317,168	$317,356	$518,206

(a)	Noncontrolling interest earnings related to JV partners represent the portion of net income attributable to minority partners’ interests in hospitals and ambulatory services that are owned and operated though limited liability companies and consolidated by us. Noncontrolling interest earnings related to JV partners excludes $1.1 million and $0.2 million for the three months ended March 31, 2024 and 2023, respectively, and $2.4 million, $10.5 million and $8.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, in net income attributable to ALH Holdings, LLC (a subsidiary of Ventas, a related party), which has a minority interest in AHP Health Partners, Inc., one of our subsidiaries, due to the fact that upon the consummation of this offering, ALH Holdings, LLC will contribute all of its outstanding common stock in AHP Health Partners, Inc. to us in exchange for shares of our common stock, resulting in ALH Holdings, LLC no longer holding any ownership in AHP Health Partners, Inc.
(b)	Other non-operating gains include gains and losses realized on certain events, including gains of $1.6 million, $15.3 million and $6.0 million during the periods ended December 31, 2023, 2022, and 2021, respectively, related to FEMA funds and insurance recoveries received for damage caused by Hurricane Michael, which occurred on October 10, 2018 and caused substantial damage to Bay Medical Center Sacred Heart, a hospital previously owned by our Company. In total, we claimed an aggregate of more than $85.0 million in insurance recoveries and reimbursement by FEMA of costs incurred in rehabilitating our damaged hospital, which included the aggregate of $22.9 million received during the three-year period ended December 31, 2023. Subject to certain reimbursement rules and processes, we may receive an additional $16.6 million in reimbursement previously requested through the FEMA process, but the receipt of such proceeds and the timing of recognition of such gains, if any, is uncertain and outside of our control.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(c)	Other non-operating gains, related party represents the gain recognized from the MOB Transactions during the year ended December 31, 2022. Refer to Note 6 to our consolidated financial statements for the years ended December 31, 2023, 2022, and 2021 included elsewhere in this prospectus for additional information.
(d)	Cybersecurity Incident expenses, net represents incremental information technology and litigation costs, net of insurance recovery proceeds, associated with the Cybersecurity Incident. See “Business–Cybersecurity Incident.”
(e)	Restructuring, exit and acquisition-related costs represent (i) enterprise restructuring costs, including severance costs related to work force reductions, of $1.9 million and $6.2 million for the three months ended March 31, 2024 and 2023, respectively, and $12.4 million, $13.9 million and $4.2 million for the years ended December 31, 2023, 2022 and 2021, respectively; (ii) penalties and costs incurred for terminating pre-existing contracts at acquired facilities of $0.2 million and $0.2 million for the three months ended March 31, 2024 and 2023, respectively, and $0.7 million, $0.9 million and $1.8 million for the years ended December 31, 2023, 2022 and 2021, respectively; and (iii) third-party professional fees and expenses, salaries and benefits, and other internal expenses incurred in connection with potential and completed acquisitions of $0.2 million and $0.1 million for the three months ended March 31, 2024 and 2023, respectively, and $0.5 million, $0.9 million and $3.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(f)	Epic expenses consist of various costs incurred in connection with the implementation of Epic, our health information technology system. These costs included professional fees of $0.6 million and $0.7 million for the three months ended March 31, 2024 and 2023, respectively, and $1.8 million, $1.8 million and $10.4 million for the years ended December 31, 2023, 2022 and 2021, respectively; salaries and benefits of $0.0 million and $0.0 million for the three months ended March 31, 2024 and 2023, respectively, and $0.0 million, $0.0 million and $4.8 million for the years ended December 31, 2023, 2022 and 2021, respectively; and other expenses related to one-time training and onboarding support costs of $0.0 million and $0.0 million for the three months ended March 31, 2024 and 2023, respectively, and $0.0 million, $0.1 million and $2.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Epic expenses do not include the ongoing costs of the Epic system.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Quarterly results of operations

The following tables set forth our historical quarterly results of operations as well as Adjusted EBITDA, a non-GAAP performance measure, for each of our most recent nine quarters. Adjusted EBITDA should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with GAAP and may not be comparable to similarly titled non-GAAP measures used by other companies. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto and unaudited condensed consolidated financial statements and related notes thereto, each included elsewhere in this prospectus. These unaudited quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	For the Quarters Ended,
($ in thousands)	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Total revenue	$1,439,046	$1,346,034	$1,377,727	$1,368,734	$1,316,988	$1,337,089	$1,296,061	$1,258,589	$1,237,948

Expenses:
Salaries and benefits	621,509	598,123	595,580	598,291	592,068	593,783	586,307	610,355	621,232
Professional fees	264,694	265,159	246,540	234,720	233,851	214,385	197,084	164,183	160,647
Supplies	257,781	249,692	249,548	252,787	241,378	252,731	239,816	230,582	232,039
Rents and leases	24,855	24,214	24,506	25,407	23,317	22,985	23,664	23,617	22,781
Rents and leases, related party	37,199	36,966	36,413	36,364	36,137	33,150	32,611	32,554	32,342
Other operating expenses	121,832	109,711	124,642	108,830	108,554	149,107	109,122	103,353	102,831
Government stimulus income	—	—	—	(8,324)	(139)	(229)	(114)	(1,760)	(14,672)
Interest expense	19,261	18,451	19,041	18,692	18,121	18,042	18,346	18,067	18,127
Interest expense, related party	—	—	—	—	—	2,652	2,651	2,652	1,515
Depreciation and amortization	35,351	35,982	35,488	34,670	34,702	35,932	34,743	33,870	33,628
Other non-operating losses (gains)	—	(1,091)	—	(520)	(2)	(5,560)	3	(11,019)	(2,118)
Other non-operating gains, related party	—	—	—	—	—	(157,808)	—	—	—

Total operating expenses	1,382,482	1,337,207	1,331,758	1,300,917	1,287,987	1,159,170	1,244,233	1,206,454	1,208,352

Income before income taxes	56,564	8,827	45,969	67,817	29,001	177,919	51,828	52,135	29,596

Income tax expense (benefit)	10,713	(1,954)	7,261	12,111	5,219	29,438	6,542	5,895	4,232

Net income	$45,851	$10,781	$38,708	$55,706	$23,782	$148,481	$45,286	$46,240	$25,364

Adjusted EBITDA	$96,945	$58,188	$85,640	$103,398	$69,942	$62,474	$98,391	$83,905	$72,586

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

	For the Quarters Ended,
(% of Total revenue)	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Expenses:	0.0%
Salaries and benefits	43.2%	44.4%	43.2%	43.7%	45.0%	44.4%	45.2%	48.5%	50.2%
Professional fees	18.4%	19.7%	17.9%	17.1%	17.8%	16.0%	15.2%	13.0%	13.0%
Supplies	17.9%	18.6%	18.1%	18.5%	18.3%	18.9%	18.5%	18.3%	18.7%
Rents and leases	1.7%	1.8%	1.8%	1.9%	1.8%	1.7%	1.8%	1.9%	1.8%
Rents and leases, related party	2.6%	2.7%	2.6%	2.7%	2.7%	2.5%	2.5%	2.6%	2.6%
Other operating expenses	8.5%	8.1%	9.1%	7.8%	8.2%	11.2%	8.5%	8.3%	8.4%
Government stimulus income	0.0%	—%	—%	(0.6)%	—%	—%	—%	(0.1)%	(1.2)%
Interest expense	1.3%	1.4%	1.4%	1.4%	1.4%	1.3%	1.4%	1.4%	1.5%
Interest expense, related party	0.0%	—%	—%	—%	—%	0.2%	0.2%	0.2%	0.1%
Depreciation and amortization	2.5%	2.7%	2.6%	2.5%	2.6%	2.7%	2.7%	2.7%	2.7%
Other non-operating losses (gains)	0.0%	(0.1)%	—%	—%	—%	(0.4)%	—%	(0.9)%	(0.2)%
Other non-operating gains, related party	0.0%	—%	—%	—%	—%	(11.8)%	—%	—%	—%

Total operating expenses	96.1%	99.3%	96.7%	95.0%	97.8%	86.7%	96.0%	95.9%	97.6%

Income before income taxes	3.9%	0.7%	3.3%	5.0%	2.2%	13.3%	4.0%	4.1%	2.4%

Income tax expense (benefit)	0.7%	(0.1)%	0.5%	0.9%	0.4%	2.2%	0.5%	0.4%	0.4%

Net income	3.2%	0.8%	2.8%	4.1%	1.8%	11.1%	3.5%	3.7%	2.0%

Adjusted EBITDA	6.7%	4.3%	6.2%	7.6%	5.3%	4.7%	7.6%	6.7%	5.9%

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Quarterly GAAP to non-GAAP reconciliations

The following table presents a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure:

	For the Quarters Ended,
($ in thousands)	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Net Income	$45,851	$10,781	$38,708	$55,706	$23,782	$148,481	$45,286	$46,240	$25,364

Adjusted EBITDA Addbacks:
Income tax expense (benefit)	10,713	(1,954)	7,261	12,111	5,219	29,438	6,542	5,895	4,232
Interest expense, net (including related party interest expense)	19,261	18,451	19,041	18,692	18,121	20,694	20,997	20,719	19,642
Depreciation and amortization	35,351	35,982	35,488	34,670	34,702	35,932	34,743	33,870	33,628
Noncontrolling interest earnings related to JV Partners(a)	(17,673)	(15,108)	(16,990)	(21,146)	(19,409)	(13,875)	(14,979)	(14,586)	(12,565)
Other non-operating losses (gains)(b)	—	(1,091)	—	(520)	(2)	(5,560)	3	(11,019)	(2,118)
Other non-operating gains, related party(c)	—	—	—	—	—	(157,808)	—	—	—
Cybersecurity Incident expenses, net(d)	—	8,495	—	—	—	—	—	—	—
Restructuring, exit and acquisition-related costs(e)	2,337	2,080	1,511	3,461	6,501	6,890	4,060	1,930	2,811
Epic expenses, net(f)	589	366	437	240	738	(1,944)	1,482	681	1,690
Non-cash unit-based compensation expense	512	181	181	182	360	143	121	166	181
Loss (income) from disposed operations	4	5	3	2	(70)	83	136	9	(279)

Adjusted EBITDA	$96,945	$58,188	$85,640	$103,398	$69,942	$62,474	$98,391	$83,905	$72,586

(a)	Noncontrolling interest earnings related to JV partners represent the portion of net income attributable to minority partners’ interests in hospitals and ambulatory services that are owned and operated though limited liability companies and consolidated by us. Noncontrolling interest earnings related to JV partners excludes the amounts listed in the following table related to net income (loss) attributable to ALH Holdings, LLC (a subsidiary of Ventas, a related party), which has a minority interest in AHP Health Partners, Inc., one of our subsidiaries, due to the fact that upon the consummation of this offering, ALH Holdings, LLC will contribute all of its outstanding common stock in AHP Health Partners, Inc., one of our subsidiaries, to us in exchange for shares of our common stock, resulting in ALH Holdings, LLC no longer holding any ownership in AHP Health Partners, Inc.

($ in thousands)	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Net income (loss) attributable to ALH Holdings, LLC	$1,131	$(174)	$880	$1,484	$230	$6,553	$1,594	$1,664	$673

(b)	Other non-operating losses (gains) include gains and losses realized on certain events, including gains of $1.1 million, $0.5 million, $5.3 million, $7.9 million and $2.1 million during the three month periods ended December 31, 2023, June 30, 2023, December 31, 2022, June 30, 2022 and March 31, 2022, respectively, related to FEMA funds and insurance recoveries received for damage caused by Hurricane Michael, which occurred on October 10, 2018 and caused substantial damage to Bay Medical Center Sacred Heart, a hospital previously owned by our Company. In total, we claimed an aggregate of more than $85.0 million in insurance recoveries and reimbursement by FEMA of costs incurred in rehabilitating our damaged hospital. Subject to certain reimbursement rules and processes, we may receive an additional $16.6 million in reimbursement previously requested through the FEMA process, but the receipt of such proceeds and the timing of recognition of such gains, if any, is uncertain and outside of our control.
(c)	Other non-operating gains, related party represents the gain recognized from the MOB Transactions during the quarter ended December 31, 2022. Refer to Note 6 to our annual audited consolidated financial statements included elsewhere in this prospectus for additional information.
(d)	Cybersecurity Incident expenses, net represents incremental information technology and litigation costs, net of insurance recovery proceeds, associated with the Cybersecurity Incident. See “Business–Cybersecurity Incident.”
(e)

Restructuring, exit and acquisition-related costs represent (i) enterprise restructuring costs, including severance costs related to work force reductions, (ii) penalties and costs incurred for terminating pre-existing contracts at acquired facilities and (iii) third-party professional fees and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

expenses, salaries and benefits, and other internal expenses incurred in connection with potential and completed acquisitions. The following table presents each component of restructuring, exit and acquisition-related costs for the respective periods:

($ in thousands)	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Enterprise restructuring costs	$1,931	$1,753	$1,271	$3,173	$6,163	$6,702	$3,541	$1,537	$2,129
Exit and termination costs and penalties	170	129	128	216	238	188	212	239	281
Acquisition-related costs	236	198	112	72	100	—	307	154	401

Total restructuring, exit and acquisition-related costs	$2,337	$2,080	$1,511	$3,461	$6,501	$6,890	$4,060	$1,930	$2,811

(f)	Epic expenses consist of various costs incurred in connection with the implementation of Epic, our health information technology system. These costs included professional fees, salaries and benefits and other expenses related to one-time training and onboarding support costs. Epic expenses do not include the ongoing costs of the Epic system. The following table presents each component of Epic expenses for the respective periods:

($ in thousands)	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Professional fees and contract services	$589	$366	$437	$226	$738	$(1,913)	$1,445	$672	$1,562
Other expenses	—	—	—	14	—	(31)	37	9	128

Epic expenses	$589	$366	$437	$240	$738	$(1,944)	$1,482	$681	$1,690

Liquidity and capital resources

Liquidity

Our primary sources of liquidity are available cash and cash equivalents, cash flows provided by (used in) our operations and available borrowings under our ABL Facilities (as defined below). Our primary cash requirements are our operating expenses, the service of our debt, capital expenditures on our existing properties, acquisitions of hospitals and other healthcare facilities, and distributions to noncontrolling interests. We believe the combination of cash flow from operations and available cash and borrowings will be adequate to meet our short-term liquidity needs. Our ability to make scheduled payments of principal, pay interest on, or refinance, our indebtedness, pay distributions or fund planned capital expenditures will depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

At March 31, 2024, we had total cash and cash equivalents of $372.8 million and available liquidity of $561.8 million. Our available liquidity was comprised of $372.8 million of total cash and cash equivalents plus $189.0 million in available capacity under the 2021 ABL Credit Agreement, which is reduced by outstanding borrowings and outstanding letters of credit.

At December 31, 2023, we had total cash and cash equivalents of $437.6 million and available liquidity of $632.3 million. Our available liquidity was comprised of $437.6 million of total cash and cash equivalents plus $194.7 million in available capacity under our ABL Facilities, which is reduced by outstanding borrowings and outstanding letters of credit.

During the three months ended March 31, 2024 and 2023, we received and recognized $0.0 million and $0.1 million, respectively, of cash distributions from the Provider Relief Fund and other state and local programs. During the years ended December 31, 2023, 2022 and 2021, we received $8.5 million, $49.9 million and $26.3 million, respectively, in cash distributions from the Provider Relief Fund and other state and local programs. Of the $49.9 million of cash distributions received during the year ended December 31, 2022,

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

$34.2 million related to cash distributions awarded and receivable as of December 31, 2021. During the years ended December 31, 2023, 2022, and 2021, we recognized $8.5 million, $16.8 million and $133.4 million, respectively, of government stimulus income.

In April 2020, we received Medicare accelerated payments of $487.5 million. During the years ended December 31, 2023, 2022, and 2021, we repaid $0.0 million, $315.9 million, and $171.6 million, respectively, of Medicare accelerated payments via recoupment against claims for services provided to Medicare beneficiaries. As of December 31, 2022, all Medicare accelerated payments received in April 2020 had been fully repaid with no outstanding balance remaining.

Cash flows

The following table summarizes certain elements of the statements of cash flows (in thousands):

	Three Months Ended March 31,		Years Ended December 31,
	2024	2023	2023	2022	2021
	(unaudited)
Cash flows provided by (used in) operating activities	$(14,689)	$22,324	$221,698	$(38,359)	$146,909
Cash flows provided by (used in) investing activities	(31,638)	(21,447)	(137,983)	46,578	(136,259)
Cash flows used in financing activities	(18,484)	(4,425)	(102,262)	(270,331)	(283,907)

Operating activities

Cash flows used in operating activities for the three months ended March 31, 2024 totaled $14.7 million compared to cash provided by operating activities of $22.3 million for the same prior year period. The decrease in operating cash flows during the three months ended March 31, 2024 was impacted by changes in net working capital of $56.8 million. The change in net working capital was a reflection of increased patient volumes, as well as the return to standard payment processing and billing and collections following the Cybersecurity Incident, which contributed to elevated accounts receivable and accounts payable balances at December 31, 2023.

Cash flows provided by operating activities for the year ended December 31, 2023 totaled $221.7 million compared to cash flows used in operating activities of $38.4 million for the same prior year period. The increase in cash flows was attributable primarily to repayment of $315.9 million of accelerated Medicare payments during the year ended December 31, 2022. As of December 31, 2022, all accelerated Medicare payments had been repaid. During the years ended December 31, 2023 and 2022, cash flows provided by (used in) operating activities reflected cash distributions of $8.5 million and $49.9 million, respectively, from the Provider Relief Fund and other state and local programs and payment of $0.0 million and $29.7 million, respectively, of employer Social Security payroll taxes incurred between March 27, 2020 and December 31, 2020 for which payment was deferred under the CARES Act. The increase in cash flows during the year ended December 31, 2023 compared to the same prior year period was further impacted by changes in net working capital, particularly accounts receivable, due to temporary billing holds while systems were taken offline as a result of the Cybersecurity Incident. The reduction in operating cash flows from billing delays was partially offset by increases in accounts payable and other accrued expenses and liabilities, which were also impacted by reduced functionality during system downtime following the Cybersecurity Incident.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Cash flows used in operating activities for the year ended December 31, 2022 totaled $38.4 million compared to cash flows provided by operating activities of $146.9 million for the same prior year period. The decrease in cash flows was attributable primarily to the repayment of $315.9 million of accelerated Medicare payments during the year ended December 31, 2022 compared to $171.6 million for the same prior year period. During the years ended December 31, 2022 and 2023, cash flows used in (provided by) operating activities reflected cash distributions of $49.9 million and $26.3 million, respectively, from the Provider Relief Fund and other state and local programs and payment of $29.7 million and $30.5 million, respectively, of employer Social Security payroll taxes incurred between March 27, 2020 and December 31, 2020 for which payment was deferred under the CARES Act. The decrease in cash flows during the year ended December 31, 2022 compared to the same prior year period was also attributable to higher income tax payments of $55.8 million during the year ended December 31, 2022, compared to $32.2 million during the same prior year period. Operating cash flows were further impacted by routine changes in net working capital driven by increased cash outflows for accrued salaries and benefits and accounts payable and other accrued expenses and liabilities during the year ended December 31, 2022, compared to the same prior year period.

Investing activities

Cash flows used in investing activities for the three months ended March 31, 2024 totaled $31.6 million compared to $21.4 million for the same prior year period. Capital expenditures for non-acquisitions were $23.8 million and $21.3 million for the three months ended March 31, 2024 and 2023, respectively.

Cash flows used in investing activities for the year ended December 31, 2023 totaled $138.0 million compared to cash flows provided by investing activities of $46.6 million for the same prior year period. Cash flows provided by investing activities for the year ended December 31, 2022 included net proceeds from divestitures, related party of $202.1 million related to the MOB Transactions. Capital expenditures for non-acquisitions were $137.4 million and $151.1 million for the years ended December 31, 2023 and 2022, respectively.

Cash flows provided by investing activities for the year ended December 31, 2022 totaled $46.6 million compared to cash flows used in investing activities of $136.3 million for the same prior year period. Cash flows provided by investing activities for the year ended December 31, 2022 included net proceeds from divestitures, related party of $202.1 million related to the MOB Transactions. Capital expenditures for non-acquisitions were $151.1 million and $139.0 million for the years ended December 31, 2022 and 2021, respectively.

Financing activities

Cash flows used in financing activities for the three months ended March 31, 2024 totaled $18.5 million compared to $4.4 million for the same prior year period. For the three months ended March 31, 2024, cash flows used in financing activities included distributions paid to noncontrolling interests of $14.3 million, payments of principal on long-term debt of $3.5 million and payments of principal on insurance financing arrangements of $1.6 million, which were partially offset by proceeds from long term debt of $1.0 million.

Cash flows used in financing activities for the three months ended March 31, 2023 totaled $4.4 million and included distributions paid to noncontrolling interests of $12.6 million, payments of principal on long-term debt of $4.7 million and payments of principal on insurance financing arrangements of $5.0 million, which were partially offset by proceeds from insurance financing arrangements of $19.4 million.

Cash flows used in financing activities for the year ended December 31, 2023 totaled $102.3 million compared to $270.3 million for the year ended December 31, 2022. Cash flows used in financing activities included distributions paid to noncontrolling interests of $63.9 million and $69.4 million for the years ended

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

December 31, 2023 and 2022, respectively. During the year ended December 31, 2022, cash flows used in financing activities included distributions paid to common unit holders of $174.8 million. During the year ended December 31, 2023, we made payments of principal on long-term debt of $13.6 million compared to $17.3 million for the year ended December 31, 2022.

Cash flows used in financing activities for the year ended December 31, 2022 totaled $270.3 million compared to $283.9 million for the year ended December 31, 2021. Cash flows used in financing activities included distributions paid to common unit holders of $174.8 million and $62.1 million and distributions to noncontrolling interests of $69.4 million and $78.1 million for the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, we made payments of principal on long-term debt of $17.3 million. During the year ended December 31, 2021, we received proceeds from long-term debt of $1,195.6 million, which included proceeds from the 2021 Refinancing Transactions, and made payments of principal on long-term debt of $1,280.0 million, which included payments related to the 2021 Refinancing Transactions. As part of the 2021 Refinancing Transactions, we paid $53.8 million in debt issuance costs during the year ended December 31, 2021.

Capital expenditures

We make significant, targeted investments to maintain and modernize our facilities, introduce new technologies, and expand our service offerings. We expect to finance future capital expenditures with internally generated and borrowed funds. Capital expenditures for property and equipment were $23.8 million and $21.3 million for the three months ended March 31, 2024 and 2023, respectively, and were $137.4 million, $151.1 million and $139.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Ventas Master Lease

Effective August 4, 2015, we sold the real property for ten of our hospitals to Ventas, a common unit holder that beneficially owned approximately 3.6% of our outstanding membership units and 4.0% of AHP Health Partners, Inc.’s outstanding common stock as of March 31, 2024 and has a representative serving on our Board. Concurrent with this transaction, we entered into a 20-year master lease agreement that expires in August 2035 (with a renewal option for an additional ten years) to lease back the real estate. We lease ten of our hospitals pursuant to the Ventas Master Lease.

The Ventas Master Lease includes a number of significant operating and financial restrictions, including requirements that we maintain a minimum portfolio coverage ratio of 2.2x and a guarantor fixed charge coverage ratio of 1.2x and do not exceed a guarantor net leverage ratio of 6.75x. In addition, the Relative Rights Agreement entered into by and among Ventas, the 5.75% Senior Notes trustee and the administrative agents under our Senior Secured Credit Facilities (as defined below) in connection with the 2021 Refinancing Transactions, among other things, (i) sets forth the relative rights of Ventas and the administrative agents with respect to the properties and collateral related to the Ventas Master Lease and securing our Senior Secured Credit Facilities, (ii) caps the amount of indebtedness incurred or guaranteed by our subsidiaries that are Tenants (together with such Tenants’ guarantees of the notes and the Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed by such Tenants) at $375.0 million and (iii) imposes certain incurrence tests on the incurrence of additional indebtedness by such Tenants. See “Certain relationships and related party transactions—Ventas Master Lease and the Relative Rights Agreement” for more information. For the three months ended March 31, 2024 and 2023, we recorded rent expense of $37.2 million and $36.1 million, respectively, and for the years ended December 31, 2023, 2022, and 2021, we recorded rent expense of $145.9 million, $130.7 million and $127.4 million, respectively, related to rent payments to Ventas.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Senior Secured Credit Facilities

Effective July 8, 2021, we entered into the 2021 ABL Credit Agreement. The 2021 ABL Credit Agreement consists of a $225.0 million senior secured asset-based revolving credit facility with a five year maturity, comprised of (i) a $175.0 million non-UT Health East Texas borrowers tranche (the “non-UT Health East Texas ABL Facility”) and (ii) a $50.0 million UT Health East Texas borrowers tranche available to our AHS East Texas Health System, LLC subsidiary and certain of its subsidiaries (the “UT Health East Texas ABL Facility” and, together with the non-UT Health East Texas ABL Facility, the “ABL Facilities”), each subject to a borrowing base. Effective as of April 21, 2023, we amended the 2021 ABL Credit Agreement to replace LIBOR with Term SOFR (each as defined in the amended 2021 ABL Credit Agreement) as the reference interest rate and establish further successor rates.

Effective August 24, 2021, we entered into the 2021 Term Loan B Facility, which provides funding up to a principal amount of $900.0 million. The 2021 Term Loan B Facility has a seven year maturity with principal due in quarterly installments of 0.25% of the initial $900.0 million principal amount (subject to certain reductions from time to time as a result of the application of prepayments), with the remaining balance due upon maturity of the 2021 Term Loan B Facility. Effective June 8, 2023, we further amended the 2021 Term Loan B Facility to replace LIBOR with Term SOFR (each as defined in the amended 2021 Term Loan B Facility) as the reference interest rate, and establish further successor rates.

We refer to the ABL Facilities and the 2021 Term Loan B Facility collectively herein as the “Senior Secured Credit Facilities.”

Subject to certain exceptions, the ABL Facilities are secured by first priority liens over substantially all of our and each guarantor’s accounts and other receivables, chattel paper, deposit accounts and securities accounts, general intangibles, instruments, investment property, commercial tort claims and letters of credit relating to the foregoing, along with books, records and documents, and proceeds thereof, subject to certain exceptions (the “ABL Priority Collateral”), and a second priority lien over substantially all of our and each guarantor’s other assets (including all of the capital stock of the domestic guarantors and first priority mortgage liens on any fee-owned real property valued in excess of $5,000,000) (the “Term Priority Collateral”). The obligations of the UT Health East Texas ABL Facility are not secured by the assets of the subsidiaries that are also Tenants (as defined below) and certain other subsidiaries related to the Tenants. The obligations under the 2021 Term Loan B Facility and the ABL Facilities in excess of the maximum aggregate dollar cap amount permitted to be guaranteed by the Tenants are not secured by the assets of the Tenants.

The 2021 Term Loan B Facility is secured by a first priority lien on the Term Priority Collateral and a second priority lien on the ABL Priority Collateral. Certain excluded assets are not included in the Term Priority Collateral or the ABL Priority Collateral. The obligations under the 2021 Term Loan B Facility and the ABL Facilities in excess of the maximum aggregate dollar cap amount permitted to be guaranteed by the Tenants are not secured by the assets of the Tenants.

Borrowings under the 2021 Term Loan B Facility bear interest at a rate per annum equal to, at our option, either (i) the base rate determined by reference to the highest of (a) the federal funds effective rate plus 0.50%, (b) the “Prime Rate” in the United States for U.S. dollar loans as publicly announced by Bank of America from time to time, and (c) Term SOFR plus 1.00% per annum, in each case, plus an applicable margin, or (ii) Term SOFR (not to be less than 0.50% per annum) for the interest period selected, plus an applicable margin. Under the 2021 Term Loan B Facility, the applicable margin is 2.50% for base rate borrowings and 3.50% for Term SOFR

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

borrowings. Following this offering, the applicable margin for the remaining outstanding borrowings under the 2021 Term Loan B Facility will be automatically reduced by 0.25% per annum.

Principal under the 2021 Term Loan B Facility is due in quarterly installments of 0.25% of the $900.0 million initial principal amount (subject to certain reductions from time to time as a result of the application of prepayments), with the remaining balance due upon maturity. The ABL Facilities do not require installment payments.

At the election of the borrowers under the applicable ABL Facility loan, the interest rate per annum applicable to loans under the ABL Facilities is based on a fluctuating rate of interest determined by reference to either (i) the base rate plus an applicable margin, or (ii) Term SOFR (not to be lower than 0.00% per annum) for the interest period selected, plus an applicable margin. The applicable margin is determined based on the percentage of the average daily availability of the applicable ABL Facility. For the non-UT Health East Texas ABL Facility loan, the applicable margin ranges from 0.5% to 1.0% for base rate borrowings and 1.5% to 2.0% for Term SOFR borrowings. The applicable margin for the UT Health East Texas ABL Facility loan ranges from 1.5% to 2.0% for base rate borrowings and 2.5% to 3.0% for Term SOFR borrowings.

Subject to certain exceptions (including with regard to the ABL Priority Collateral), thresholds and reinvestment rights, the 2021 Term Loan B Facility is subject to mandatory prepayments with respect to:

•	100% of net cash proceeds of issuances of debt by AHP Health Partners, Inc. or any of its restricted subsidiaries that are not permitted by the 2021 Term Loan B Facility;

•	100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain asset sales;

•

50% (with step-downs to 25% and 0%, based upon achievement of specified senior secured net leverage ratio levels), net of certain voluntary prepayments and secured indebtedness, of annual excess cash flow of AHP Health Partners, Inc. and its subsidiaries commencing with the fiscal year ended December 31, 2022; and

•	net cash proceeds received in connection with any exercise of the purchase option of the loans by Ventas under the Relative Rights Agreement.

5.750% Senior Notes due 2029

AHP Health Partners, Inc., our direct wholly owned subsidiary, issued the 5.75% Senior Notes in an exempt offering pursuant to Rule 144A and Regulation S under the Securities Act that was completed on July 8, 2021. The terms of the 5.75% Senior Notes are governed by the Indenture, dated as of July 8, 2021 (the “Indenture”), among AHP Health Partners, Inc., Ardent Health Partners, LLC and certain of AHP Health Partners, Inc.’s wholly owned domestic subsidiaries, as guarantors, and U.S. Bank Trust Company, National Association, as trustee. The Indenture provides that the 5.75% Senior Notes are general senior unsecured obligations of AHP Health Partners, Inc., which are unconditionally guaranteed on a senior unsecured basis by Ardent Health Partners, LLC and certain subsidiaries of AHP Health Partners, Inc.

The 5.75% Senior Notes mature on July 15, 2029 and bear interest at a rate of 5.750% per annum, payable semi-annually, in cash in arrears, on January 15 and July 15 of each year, commencing on January 15, 2022.

AHP Health Partners, Inc. may redeem the 5.75% Senior Notes, in whole or in part, at any time and from time to time (1) prior to July 15, 2024, at a redemption price equal to 100% of the principal amount of the 5.75% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium as set forth in the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Indenture and the 5.75% Senior Notes; and (2) on and after July 15, 2024, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date, subject to compliance with certain conditions:

Date (if redeemed during the 12 month period beginning on July 15 of the years indicated below)	Percentage
2024	102.875%
2025	101.438%
2026 and thereafter	100.000%

In addition, prior to July 15, 2024, AHP Health Partners, Inc. may redeem on one or more occasions up to 40% of the original aggregate principal amount of the 5.75% Senior Notes with the net proceeds of one or more equity offerings (including this offering), as described in the Indenture, at a redemption price equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the aggregate original principal amount of the 5.75% Senior Notes issued under the Indenture remains outstanding after each such redemption and the redemption occurs within 180 days after the closing of such equity offering.

Contractual obligations and contingencies

The following table provides a summary of our commitments and contractual obligations for debt, minimum lease payment obligations under non-cancelable leases and other obligations as of March 31, 2024 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt obligations, with interest	$1,655,953	$86,757	$220,579	$1,029,049	$319,568
Deferred financing obligations, with interest	204,649	7,801	11,456	1,392	—
Operating leases	3,084,092	146,248	373,783	352,522	2,211,539
Estimated self-insurance liabilities	198,266	41,730	62,210	53,631	40,695

Total	$4,998,304	$282,975	$669,197	$1,437,763	$2,608,369

Outstanding letters of credit are required principally by certain insurers and states to collateralize our workers’ compensation programs and self-insured retentions associated with our professional and general liability insurance programs. As of March 31, 2024, we maintained outstanding letters of credit, including interest, of approximately $39.3 million.

Quantitative and qualitative disclosures about market risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We do not, however, hold or issue financial instruments or derivatives for trading or speculative purposes. At March 31, 2024, the following components of our Senior Secured Credit Facilities bore interest at variable rates at specified margins above either the agent bank’s alternate base rate or Term SOFR: (i) a $900.0 million, seven-year term loan; and (ii) a $225.0 million, five-year asset based revolving credit facility. As of March 31, 2024, we had outstanding variable rate debt of $868.4 million.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

At March 31, 2024, we had interest rate swap agreements with notional amounts totaling $524.3 million, expiring June 30, 2026. Under these swap agreements, we are required to make monthly fixed rate payments at annual rates ranging from 1.47% to 1.48% and the counterparties are obligated to make monthly floating rate payments to us based on one-month Term SOFR, each subject to a floor of 0.39%.

At December 31, 2023, we had interest rate swap agreements with notional amounts totaling $525.8 million, expiring June 30, 2026. Under these swap agreements, we are required to make monthly fixed rate payments at annual rates ranging from 1.47% to 1.48% and the counterparties are obligated to make monthly floating rate payments to us based on one-month Term SOFR, each subject to a floor of 0.39%.

Although changes in the alternate base rate or Term SOFR would affect the cost of funds borrowed in the future, we believe the effect, if any, of reasonably possible near-term changes in interest rates on our variable rate debt or our consolidated financial position, results of operations or cash flows would not be material. At March 31, 2024, we had outstanding variable rate debt of $868.4 million and interest rate swaps with notional amounts totaling $524.3 million. Based on the outstanding borrowings and impact of the interest rate swaps in place at March 31, 2024, a one percent change in the interest rate would result in a $3.4 million increase or decrease in our annual interest expense.

We currently believe we have adequate liquidity to fund operations during the near term through the generation of operating cash flows, cash on hand and access to our Senior Secured Credit Facilities. Our ability to borrow funds under our ABL Facilities is subject to, among other things, the financial viability of the participating financial institutions. While we do not anticipate any of our current lenders defaulting on their obligations, we are unable to provide assurance that any particular lender will not default at a future date.

Supplemental non-GAAP valuation measure

Adjusted EBITDAR is a commonly used non-GAAP valuation measure used by our management, research analysts, investors and other interested parties to evaluate and compare the enterprise value of different companies in our industry. Adjusted EBITDAR excludes: (1) certain material noncash items and unusual or non-recurring items that we do not expect to continue in the future; (2) certain other adjustments that do not impact our enterprise value; and (3) rent expense payable to our REITs. We operate 30 acute care hospitals, 12 of which we lease back from two REITs, Ventas and MPT, pursuant to long-term lease agreements. Additionally, during 2022 we completed the sale of 18 medical office buildings to Ventas in exchange for $204.0 million and concurrently entered into the MOB Transactions to lease the real estate back from Ventas over a 12-year initial term with eight options to renew for additional five-year terms. Our management views both the two long-term lease agreements with Ventas and MPT, as well as the MOB Transactions, as more like financing arrangements than true operating leases, with the rent payable to such REITs being similar to interest expense. As a result, our capital structure is different than many of our competitors, especially those whose real estate portfolio is predominately owned and not leased. Excluding the rent payable to such REITs allows investors to compare our enterprise value to those of other healthcare companies without regard to differences in capital structures, leasing arrangements and geographic markets, which can vary significantly among companies. Our management also uses Adjusted EBITDAR as one measure in determining the value of prospective acquisitions or divestitures. Finally, financial covenants in certain of our lease agreements, including the Ventas Master Lease, use Adjusted EBITDAR as a measure of compliance. Adjusted EBITDAR does not reflect our cash requirements for leasing commitments. As such, our presentation of Adjusted EBITDAR should not be construed as a performance measure.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Because not all companies use identical calculations, our presentation of the non-GAAP measure may not be comparable to other similarly titled measures of other companies.

While we believe this is a useful supplemental valuation measure for investors and other users of our financial information, you should not consider the non-GAAP measure in isolation or as a substitute for net income, cash flows from operations, or any other items calculated in accordance with GAAP. Adjusted EBITDAR has inherent material limitations as a valuation measure, because it adds back certain expenses to net income, resulting in those expenses not being taken into account in the valuation measure. The payment of taxes and rent is a necessary element of our operations. Because Adjusted EBITDAR excludes these and other items, it has material limitations as a measure of our valuation. The following table presents a reconciliation of Adjusted EBITDAR, a valuation measure, to net income, determined in accordance with GAAP:

Three Months Ended March 31,
2024
(in thousands)
Net income	$45,851
Income tax expense	10,713
Interest expense, net (including related party interest expense)	19,261
Depreciation and amortization	35,351
Noncontrolling interest earnings related to JV partners(a)	(17,673)
Restructuring, exit and acquisition-related costs(b)	2,337
Epic expenses(c)	589
Non-cash unit based compensation expense	512
(Loss) income from disposed operations	4
Rent expense payable to REITs(d)	40,001

Adjusted EBITDAR	$136,946

(a)	Noncontrolling interest earnings related to JV partners represent the portion of net income attributable to minority partners’ interests in hospitals and ambulatory services that are owned and operated though limited liability companies and consolidated by us. Noncontrolling interest earnings related to JV partners excludes $1.1 million for the three months ended March 31, 2024 in net income attributable to ALH Holdings, LLC (a subsidiary of Ventas, a related party), which has a minority interest in AHP Health Partners, Inc., one of our subsidiaries, due to the fact that upon the consummation of this offering, ALH Holdings, LLC will contribute all of its outstanding common stock in AHP Health Partners, Inc. to us in exchange for shares of our common stock, resulting in ALH Holdings, LLC no longer holding any ownership in AHP Health Partners, Inc.

(b)	Restructuring, exit and acquisition-related costs represent (i) enterprise restructuring costs, including severance costs related to work force reductions, of $1.9 for the three months ended March 31, 2024; (ii) penalties and costs incurred for terminating pre-existing contracts at acquired facilities of $0.2 million for the three months ended March 31, 2024; and (iii) third-party professional fees and expenses, salaries and benefits, and other internal expenses incurred in connection with potential and completed acquisitions of $0.2 for the three months ended March 31, 2024.

(c)	Epic expenses consist of various costs incurred in connection with the implementation of Epic, our health information technology system. These costs included professional fees of $0.6 million for the three months ended March 31, 2024; salaries and benefits of $0.0 million for the three months ended March 31, 2024; and other expenses related to one-time training and onboarding support costs of $0.0 million for the three months ended March 31, 2024. Epic expenses do not include the ongoing costs of the Epic system.

(d)	Rent expense payable to REITs consists of rent expense of $37.2 million related to the Ventas Master Lease and lease agreements associated with the MOB Transactions with Ventas and rent expense of $2.8 million related to a lease arrangement with MPT for the lease of Hackensack Meridian Mountainside Medical Center during the three months ended March 31, 2024.

Critical accounting policies and estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. We regularly evaluate the accounting policies and estimates we

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable, given the particular circumstances in which we operate. Actual results may vary from those estimates.

We consider our critical accounting estimates to be those that (i) involve significant judgments and uncertainties, (ii) require estimates that are more difficult for management to determine, and (iii) may produce materially different outcomes under different conditions or when using different assumptions.

Our critical accounting estimates cover the following areas:

•	Revenue recognition;
•	Risk management and self-insured liabilities;
•	Income taxes; and
•	Unit-based compensation.

See Note 2, “Summary of significant accounting policies,” to our audited consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue recognition

We recognize patient service revenue in the period in which our performance obligation of providing healthcare services to our patients is satisfied. The contractual relationships with patients, in most cases, also involve a third-party payor (Medicare, Medicaid, and managed care health plans) and the transaction prices for services are dependent upon terms provided by (Medicare and Medicaid) or negotiated with (managed care health plans) the third-party payors. Payment arrangements with third-party payors for services provided to their covered patients typically specify payments at amounts less than our standard charges. Our revenue is based upon the estimated amounts we expect to be entitled to receive from patients and third-party payors.

Medicare and Medicaid regulations and various managed care contracts under which estimates of contractual adjustments must be calculated are complex and are subject to interpretation and adjustment. We estimate contractual adjustments on a payor-specific basis based on our interpretation of the applicable regulations or contract terms and the historical collections of each payor. However, ultimate reimbursements may result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently, requiring that we regularly review and assess our estimates. Changes in estimates related to contractual adjustments affect the amounts we report as patient service revenue and are recorded in the period the changes occur.

Our facilities provide discounts on gross charges to uninsured patients under our charity and self-pay discount policies. Uninsured patients treated for non-elective care are eligible for charity care if they do not qualify for Medicaid or other federal or state assistance and have income at or below a certain income level. The estimated costs incurred by us to provide services to patients who qualified for charity care were $19.7 million and $12.6 million for the three months ended March 31, 2024 and 2023, respectively, and $46.0 million, $50.6 million and $55.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. We estimate the direct and indirect costs of providing charity care by applying a cost to gross charges ratio to the gross charges associated with providing charity care to patients. Other uninsured patients receive self-pay discounts similar to the discounts provided to many managed care plans. Because we do not pursue collection of amounts qualified under our charity and self-pay discount policy, the discounted portion of such charges are not reported in total revenue.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Due to the complexities involved in the classification and documentation of healthcare services authorized and provided, the estimation of revenue earned and the related reimbursement are often subject to interpretations that could result in payments that are different from our estimates. Settlements under reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare, Medicaid and other third-party payor programs often occurs in subsequent years because of audits by the programs, rights of appeal, and the application of technical provisions. Settlements are considered in the recognition of net patient service revenue on an estimated basis in the period the related services are rendered, and such amounts are subsequently adjusted in future periods as adjustments become known or as years are no longer subject to such audits and reviews. These settlements resulted in an increase to net patient service revenue of $0.5 million and $2.9 million for the three months ended March 31, 2024 and 2023, respectively, and $6.7 million, $15.8 million and $4.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

At March 31, 2024, our settlements under reimbursement agreements with third-party payors were a net receivable of $5.4 million, of which a receivable of $41.5 million was included in other current assets and a payable of $36.1 million was included in other accrued expenses and liabilities in the condensed consolidated balance sheet.

At December 31, 2023 and 2022, our settlements under reimbursement agreements with third-party payors were a net payable of $10.3 million and $8.6 million, respectively, of which a receivable of $34.4 million and $37.2 million, respectively, was included in other current assets and a payable of $44.7 million and $45.8 million, respectively, was included in other accrued expenses and liabilities in the consolidated balance sheets.

Final determination of amounts earned under prospective payment and other reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of our management, adequate provision has been made for any adjustments that may result from such reviews.

The collection of accounts receivable, primarily from Medicare, Medicaid, managed care payors, other third-party payors, and patients, is critical to our operating performance. Our primary collection risks relate to uninsured patient accounts and patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement but the portion of the amount that is the patient’s responsibility (primarily deductibles and co-payments) remains outstanding. Implicit price concessions relate primarily to amounts due directly from patients and are estimated and recorded for all uninsured accounts. Our collection procedures are followed until such time that management determines the account is uncollectible, at which time the account is written off.

We routinely review accounts receivable balances by monitoring historical cash collections as a percentage of trailing net operating revenue, as well as by analyzing current period revenue and admissions by payor, aged accounts receivable by payor, days revenue outstanding, and the composition of self-pay receivables. In May 2022, we outsourced our revenue cycle management functions to Ensemble. In the trailing twelve months since then, we managed to improve cash collections by approximately $50 million. Significant changes in payor mix, business office operations, economic conditions, trends in federal, state and private employer healthcare coverage and other collection indicators could have a significant impact on our results of operations and cash flows.

We rely on the results of detailed reviews of historical collections at facilities that represent a majority of our revenues and accounts receivable (the “hindsight analysis”) as a primary source of information in estimating the collectability of our accounts receivable. We perform the hindsight analysis utilizing twelve-month rolling

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

accounts receivable collection data. We believe our estimation processes at each of our hospital facilities provide reasonable estimates of our revenue and valuation of our accounts receivable.

Risk management and self-insured liabilities

We maintain certain claims-made commercial insurance related to our professional liability risks and occurrence-based commercial insurance related to our workers’ compensation and general liability risks. We provide an accrual representing the estimated ultimate costs of all reported and unreported claims incurred and unpaid through the respective balance sheet dates, which includes the costs of litigating or settling claims. The estimated ultimate costs include estimates of direct expenses and fees of outside counsel and experts, but do not include the general overhead costs of our in-house legal and risk management departments.

At March 31, 2024, our professional and general liability accrual for asserted and unasserted claims was $278.5 million, of which $223.9 million was included in self-insured liabilities and $54.6 million was included in other accrued expenses and liabilities in the condensed consolidated balance sheet. We estimate receivables for the portion of our professional and general liability accrual that is recoverable under our insurance policies. At March 31, 2024, such receivable was $99.8 million, of which $80.2 million was included in other assets and $19.6 million was included in other current assets. The costs for professional and general liability losses were based on our premiums and retention costs and were $18.5 million and $13.6 million during the three months ended March 31, 2024 and 2023, respectively.

At December 31, 2023 and 2022, our professional and general liability accrual for asserted and unasserted claims was $275.0 million and $247.0 million, respectively, of which $219.9 million and $196.6 million, respectively, were included in self-insured liabilities and $55.1 million and $50.4 million, respectively, were included in other accrued expenses and liabilities in the consolidated balance sheets. We estimate receivables for the portion of our professional and general liability accrual that is recoverable under our insurance policies. At December 31, 2023 and 2022, such receivables were $99.8 million and $68.6 million, respectively, of which $79.7 million and $54.6 million, respectively, were included in other assets and $20.1 million and $14.0 million, respectively, were included in other current assets. The total costs for professional and general liability losses are based on our premiums and retention costs and were $55.5 million, $100.6 million and $75.7 million during the years ended December 31, 2023, 2022, and 2021, respectively. The costs for professional and general liability losses for the years ended December 31, 2022 and 2021 included unfavorable adjustments to the estimated losses associated with prior years’ claims of $40.1 million and $37.4 million, respectively.

At March 31, 2024, our workers’ compensation liability accrual for asserted and unasserted claims was $32.8 million, of which $21.6 million was included in self-insured liabilities and $11.2 million was included in other accrued expenses and liabilities in the condensed consolidated balance sheet. We estimate receivables for the portion of workers’ compensation liability accrual that is recoverable under our insurance policies. At March 31, 2024, such receivable was $13.3 million, of which $8.8 million was included in other assets and $4.5 million was included in other current assets. The total costs for workers’ compensation liability losses are based on our premiums and retention costs and were $2.4 million and $2.6 million during the three months ended March 31, 2024 and 2023, respectively.

At December 31, 2023 and 2022, our workers’ compensation liability accrual for asserted and unasserted claims was $32.6 million and $33.0 million, respectively, of which $21.3 million and $21.2 million, respectively, were included in self-insured liabilities and $11.3 million and $11.8 million, respectively, were included in other accrued expenses and liabilities in the consolidated balance sheets. We estimate receivables for the portion of workers’ compensation liability accrual that is recoverable under our insurance policies. At December 31, 2023

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

and 2022, such receivables were $13.3 million and $12.5 million, respectively, of which $8.7 million and $8.0 million, respectively, were included in other assets and $4.6 million and $4.5 million, respectively, were included in other current assets. The total costs for workers’ compensation liability losses are based on our premiums and retention costs and were $6.6 million, $7.5 million and $12.1 million during the years ended December 31, 2023, 2022, and 2021, respectively.

Our estimates are subject to the effects of trends in loss severity and frequency, and we routinely review and adjust estimates as experience develops or new information becomes known. The liabilities for general, professional and workers’ compensation risks could be significantly affected if resolution of current and future claims differ from historical claims trends. The time period required to resolve claims can vary based on a claim’s jurisdiction and whether the claim is settled or litigated. The estimation of the timing of payments beyond a year can vary significantly. Changes to the estimated reserve amounts are included in current operating results. While management monitors current claims closely and considers outcomes when estimating its reserve, the complexity of the claims and wide range of potential outcomes often hamper timely adjustments to the assumptions used in the estimates. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed our recorded estimates, which could have an adverse effect on our results of operations, financial condition, liquidity and capital resources.

Income taxes

We account for income taxes associated with the activities of AHP Health Partners, Inc., which is majority owned and consolidated for accounting purposes. AHP Health Partners, Inc. is subject to federal and state income tax as a corporation. We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities representing the future tax consequences attributable to differences between the financial reporting and tax bases of assets and liabilities. The primary differences relate to the allowance for doubtful accounts, accrued liabilities, depreciation methods and periods, and deferred cost amortization methods.

We measure deferred tax assets and liabilities using enacted tax rates that we expect to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a difference in estimated and actual tax rates in the period that includes the enactment date. We identify deferred tax assets that more likely than not, based on the available evidence, will be unrealizable in future periods and record a valuation allowance accordingly.

Federal and state tax laws are complex, and our tax positions may be subject to interpretation and adjustment by federal and state taxing authorities. We account for uncertain tax positions in accordance with ASC 740, Income Taxes (“ASC 740”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Only tax positions that meet the more-likely-than-not recognition threshold may be recognized. The provisions of ASC 740 allow for the classification of interest paid on an underpayment of income tax and related penalties, if applicable, as part of income tax expense, interest expense or another appropriate expense classification based on the accounting policy election of the entity. We have elected to classify interest and penalties as part of income tax expense. The final outcome of audits by federal and state taxing authorities may have a significant effect on our financial position and results of operations.

Unit-based compensation

We award membership units to members of management as incentive compensation. We account for these awards under the measurement and recognition provisions of ASC 718, Compensation — Stock Compensation.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

We measure the awards based on their grant-date fair value and recognize the resulting expense in the income statement on a straight-line basis over the requisite service periods of the awards that vest over a five-year period. Certain awards are subject to performance-based measures and vest upon certain events such as a qualifying liquidation event. The expense for these performance-based awards is recognized as expense upon a qualifying event. We account for forfeitures as they occur.

We employ a Black-Scholes option pricing model (“OPM”) to determine the grant date fair value of the equity awards in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company-Equity Securities Issued as Compensation. The OPM is used to allocate our estimated equity value to the various unit classes, including the equity awards, and includes highly subjective, complex assumptions. Our equity value is estimated using income and market valuation approaches, including recent sales of our common units. The assumptions underlying these valuations include projected future revenue and cash flows, discount rates, market multiples, selection of comparable companies, and probability of possible future events and represent our best estimates at the time they were made, which involves inherent uncertainty and the application of judgment. Our fair value estimates of equity-based awards will be simplified if our underlying shares begin to trade.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Business

Overview

We are the fourth largest privately held, for-profit operator of hospitals and a leading provider of healthcare services in the United States.12 We currently operate in eight growing mid-sized urban markets across six states: Texas, Oklahoma, New Mexico, New Jersey, Idaho, and Kansas. We deliver care through a system of 30 acute care hospitals, more than 200 sites of care, and over 1,700 providers that are either employed by or affiliated with us,13 as of March 31, 2024. We hold a leading position in a majority of our markets, and we believe we are one of the leading healthcare systems based on market share and given our integrated network of hospitals, ambulatory facilities, and physician practices.14 See “—Our platform.” We operate either independently or in partnership with premier academic medical centers, large not-for-profit hospital systems, community physicians, and a community foundation through our well-established and differentiated JV model. Collectively, we operate as a unified organization with a consumer-centric approach to caring for our patients and our communities.

Our healthcare delivery model is built around the consumer and seeks to optimize access for patients and continuity of care. We have built a comprehensive healthcare ecosystem that serves the unique needs of each patient over the course of his or her healthcare journey while our local physicians and providers deliver care based on the standard for their own market. We focus on establishing long-term relationships to engage with patients over their lifetime and seek to deliver superior, cost-effective health outcomes. On average, we care for more than 15,000 people every day across our healthcare ecosystem and during 2023, we served approximately 1.2 million unique patients who had approximately 5.7 million visits with our healthcare providers.

We provide both general and specialty services, including internal medicine, general surgery, cardiology, oncology, orthopedics, women’s services, neurology, urology, and emergency services, within inpatient and ambulatory care settings. In addition to our 30 acute care hospitals, we operate a broad network of ambulatory facilities and telehealth services, including 146 primary care and specialty care clinics, three ASCs, 22 urgent care centers, two free-standing emergency departments, and ten diagnostic imaging centers. Bolstered by our provider network,15 which consists of more than 380 primary care providers and over 1,340 specialists, our network allows us to provide accessible and convenient healthcare to our patients in the optimal location, whether that be in a hospital, ambulatory care or virtual care setting. Our provider network enables us to participate in multiple collaborative ACOs, which are groups of hospitals, doctors, and other providers coming together to give coordinated quality care to patients. We believe this positions us favorably in the evolving healthcare reimbursement landscape. As part of our growth strategy, we are accelerating our ambulatory and physician alignment initiatives to expand both physical and virtual consumer access points. We expect that this approach will grow our market share and drive performance in connection with our value-based care initiatives, which are designed to deliver high-quality care that exceeds CMS benchmarks to patients in a cost-effective manner for payors.

[12]	Based on number of hospitals
[13]	Affiliated providers are physicians and advanced practice providers with whom we contract for their services through a professional services agreement or other independent contractor agreement.
[14]	Leading positions defined as first or second based on inpatient market share.
[15]	Provider network refers to our network of physicians and advanced practice providers that provide medical care at our facilities.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

We leverage an advanced technology platform to drive enhanced care coordination and system productivity, which we believe leads to improved outcomes based on our safety of care, readmission, and mortality rates measured against applicable CMS benchmarks. This technology platform incorporates a variety of tools across our hospitals, clinics, and virtual care platforms, and includes a consumer experience platform that drives our overall strategy to increase patient acquisition, engagement, and retention. We believe these technologies make it easier for caregivers to focus on delivering care, and for patients to access and receive care across all settings while also improving outcomes, such as safety of care, readmission, and mortality rates.

Our well-established JV model differentiates us by enabling us to enhance our scale and provide unique opportunities to establish new markets and access points. In all of our eight regional markets, we have entered into JVs with premier academic medical centers, large not-for-profit hospital systems, community physicians, and a community foundation. Our strategic JV partners offer us significant advantages, including expanded access points, clinical talent availability, local brand recognition, and scale that enable us to accelerate market penetration. For our not-for-profit hospital, community physicians, and community foundation partners, the JVs allow them to continue to serve the healthcare needs of their communities while retaining an economic ownership interest in the local healthcare delivery system. For our academic medical center partners, the JVs allow them to maintain focus on their core competency – training the next generation of healthcare providers – while we strengthen the facilities where this training and care are provided.

We help our partners enhance their network and regional presence through our operational acumen. We strengthen clinical services, drive operating improvements, and centrally manage operations to optimize hospital performance and enhance patient care. In each of these partnerships, we are the majority owner and serve as the day-to-day operator. We believe we are the JV partner-of-choice for academic medical centers and not-for-profit health systems in new and existing markets.

Our hospital portfolio consists of 30 acute care hospitals, nine of which are owned and operated through LLCs that qualify as VIEs. Through our wholly-owned subsidiaries, we own majority interests in each LLC that owns and operates our hospitals. While we hold majority interests in the LLCs that own and operate these hospitals, there are also significant minority interests held by not-for-profit medical systems, universities, academic medical centers, foundations or a combination thereof. Consequently, a significant portion of our revenue and net income is attributable to JVs.

Since our inception in 2001, we have demonstrated an ability to consistently innovate and sustain organic growth during varied economic and regulatory climates. Additionally, our growth through acquisitions and JV partnerships has allowed us to enter new attractive markets. Between January 1, 2017 and March 1, 2018, we more than doubled the number of markets we serve and the number of hospitals we operate. While our business is rooted in acute care and other related services for surgery, complex medical conditions, or injuries, we have increased our ambulatory and physician footprint by adding more than 95 ambulatory facilities and 850 providers from 2017 to 2023 to create a comprehensive platform that supports the full continuum of patient care and participation in value-based care programs. Our significant investments and operational discipline have led to a more centralized and standardized organization, positioning us for continued growth and performance improvement in both new and existing markets.

We operate in the large and growing healthcare services sector. According to CMS National Healthcare Expenditure Data, expenditures for hospital services and physician and clinical services collectively amounted to over $2.2 trillion in 2022, or 50% of the total healthcare spending in the United States. CMS estimates that these two types of expenditures together are projected to grow at an average rate of 5.7% annually through

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

2031.16 We estimate that our serviceable addressable market, which reflects the total hospital, physician and clinical services expenditures in markets that fit our strategic focus on mid-sized urban communities, approaches $800 billion.17 We believe we have significant opportunities to capture additional market share in our current markets and to expand into new areas.

We have a disciplined approach to growth, which has led to improved financial and operating performance resulting in strong revenue, net income, and Adjusted EBITDA growth. From 2022 to 2023, we have grown total revenue from $5.1 billion to $5.4 billion, while net income decreased from $265.4 million to $129.0 million due to the non-recurring impact of a $157.8 million gain on the sale of a portfolio of medical office buildings during 2022 related to the MOB Transactions. Adjusted EBITDA decreased from $317.4 million to $317.2 million over the same period. Adjusted EBITDA is a non-GAAP performance measure. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, please see “Prospectus summary—Summary historical financial and operating data” and “Management’s discussion and analysis of financial condition and results of operations—Supplemental non-GAAP information.”

Our platform

We operate a consumer-centric healthcare platform focused on creating long-lasting relationships with our patients across multiple care settings. By placing our primary focus on the patient and understanding his or her comprehensive healthcare needs, we leverage our facilities, providers, and technology to deliver high-quality patient care that exceeds CMS benchmarks. We believe this ultimately drives a better patient experience measured by improved safety of care, readmission, and mortality rates and lower cost compared to applicable CMS benchmarks.

At Ardent, culture, safety, quality, and compliance represent the foundation of our platform. We are guided by our operating principles and values, which we define as “The Ardent Way.”

The Ardent Way has resulted in national recognition as demonstrated by our numerous awards, ratings, and accolades praising our quality, safety, and employee satisfaction. Notably, on average since 2021, 70% of Ardent’s eligible hospitals have earned 3-stars or higher from CMS,18 indicating enhanced safety of care, lower readmissions, and lower mortality, which provides a better patient experience. In 2023, we saw a 42% reduction in central line-associated bloodstream infections and a 27% reduction in serious injury falls each as compared against fiscal 2025 achievement thresholds under the CMS Hospital Value-Based Purchasing Program. Additionally, 96% of our hospitals are performing above the national average with respect to sepsis bundle compliance. Our safety ratings consistently exceed the national average. For example, nine of our hospitals received the Leapfrog Group’s prestigious 2023 Top Hospital designation and 69% of our hospitals that were graded received a Fall 2023 Leapfrog Hospital Safety Grade of A or B, compared to the national average of 54% of hospitals. We have been recognized as an employer of choice by numerous organizations including Modern Healthcare, The Tennessean and Comparably.

Our scale provides a significant opportunity to capture market share. We have a leading position in a majority of our markets and have achieved meaningful scale in each market, with an average of more than 500 beds and

[16]	See "Industry and market data" section for details regarding the actual and projected growth rates.
[17]	See "Industry and market data" section for the calculation of our serviceable addressable market.
[18]	The CMS overall five-star quality rating system measures over 40 hospital quality measures and divides them into five groups: safety of care, readmission, mortality, patient experience, and timely and effective care. The overall rating shows how well each of our hospitals performed on an identified set of quality measures compared to other hospitals in the United States.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

a complement of ambulatory and physician services. As individuals increasingly seek affordability, a higher quality of life and remote work opportunities outside of larger urban centers, we believe our present and targeted markets are poised for continued growth.

We recognize that each of our hospitals is as unique as the community it serves and our offerings are tailored to each of the needs of our markets. We establish strong physician leadership groups and local hospital boards, cultivate high employee engagement and, in a number of our markets, partner with physician groups and other providers of healthcare services to serve the needs of our communities. We provide the scale, resources and operational support to allow our local facilities and caregivers to provide the care that is best suited for the patient based on the standard for their own market. We believe that this approach enhances our market share, contributes to a higher quality of care for our patients, increases our operational efficiency, and drives revenue and earnings growth.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

We operate health systems in the following markets:

		Number of
Health System	Market(1) (City, State)	Operated Hos- pitals(2)		JV - Operated Hospitals		Owned Hospitals	Leased Hospitals	Ambu- latory Sites of Care	Provi- ders(3)	Licensed Beds	Estimated Market Share(4)	Ardent JV Equity Ownership(5)		Is JV a VIE ? (Yes/No)	Market Popul- ation(6)	Popu- lation Grow- th(6)	Median Income(6)
UT Health East Texas	Tyler, TX	9	(7)	9		7	1 (from Ventas)	50	435	868	21.7%^	70%	(8)	No	983,245	6%	$57,485
Hillcrest HealthCare System	Tulsa, OK	8		1	(9)	0	8 (4 from Ventas, 3 from county and 1 from JV partner)	49	453	1,173	22.9%^	51%	(9)	Yes	1,130,250	1%	$58,642
Lovelace Health System	Albuquerque, NM	5		1	(10)	0	5 (from Ventas)	20	296	619	15.8%†	51%	(10)	Yes	1,537,784	4%	$60,171
Hackensack Meridian Medical Centers(12)	Montclair / Westwood, NJ	2		2		1	1 (from Ventas)	25	128	476	22.0%^	80%/65%		Yes	546,933	(1)%	$121,871
BSA Health System	Amarillo, TX	3		2	(11)	2	1 (from Ventas)	11	115	485	42.0%*	58.8%	(11)	Yes	579,878	5%	$59,243
Portneuf Medical Center	Pocatello, ID	1		1		1	0	8	118	205	59.0%*	77%		Yes	136,351	6%	$63,055
UKHS St. Francis Medical Center	Topeka, KS	1		1		1	0	15	149	378	20.7%^	70.5%		Yes	283,891	1%	$59,833
Seton Medical Center Harker Heights	Killeen, TX	1		1		1	0	10	29	83	10.5%†	80%		Yes	435,750	3%	$59,835
Total		30		18		13	16	188	1,723	4,287

(1)	This represents the headquarters of each market.

(2)	Total number of hospitals operated by us as of the date of this prospectus, irrespective of whether the hospital real estate is (i) owned by us, (ii) leased by us, or (iii) held through a controlling interest in a JV.

(3)	This metric represents the total number of providers employed by us at our operated hospitals and affiliated providers, measured as of March 31, 2024, including physicians at UKHS St. Francis Campus and UT Health East Texas whom are employed by the hospitals’ respective JV partners but managed by us.

(4)

Market share statistics are based on most recent available state data and compiled by the following sources: Kansas Hospital Association, New Jersey Hospital Association, New Mexico Hospital Association, Oklahoma Hospital Association, RealTime Medicare Data (Idaho), Texas Hospital

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Association, and Texas Health Care Information Collection; * indicates the largest market share in the applicable market; ^ indicates the second largest market share in the applicable market; † indicates the third largest market share in the applicable market.

(5)	Our voting and economic rights as an equityholder in our JVs are generally proportional to our equity ownership in each JV LLC entity. Our JVs are generally governed by a board of directors comprised of an equal number of members appointed by us and the JV partner, and the respective JV board of directors generally acts by block voting of its members (i.e., decisions require the approval of both a majority of the members appointed by us and a majority of the members appointed by the JV partner). For additional information, see “Business—Our joint venture model”.

(6)	Source: Strata Decision Technology (2023, 2024); Esri Geoenrichment Service. Note: Esri models projections via US Census estimates. Market population corresponds to approximately 85-90% of the patients we serve in the applicable zip codes defining our markets. Population growth represents estimated growth in the applicable market from 2023 to 2025.

(7)	Includes UT Health North Campus Tyler, a hospital owned by UTHSCT (an affiliate of The University of Texas System), but managed by Ardent.

(8)	Although we own 100% of the assets of the hospitals in this health system, except for (i) UT Health North Campus Tyler (which is owned by UTHSCT, but managed by us), (ii) UT Health East Texas Rehabilitation Hospital (which is leased from Ventas) and (iii) the land for UT Health Athens, UT Health Carthage, UT Health Pittsburg and UT Health Quitman, which is leased pursuant to ground lease arrangements from the respective counties or agencies thereof, we have entered into a JV with UTHSCT whereby we receive 70% of the total earnings of these hospitals plus the earnings of UT Health North Campus Tyler, and UTHSCT receives the remaining 30%.

(9)	Represents Tulsa Spine & Specialty Hospital, which is a JV with local, practicing physicians in the Hillcrest HealthCare System in Tulsa, Oklahoma.

(10)	Represents Lovelace UNM Rehabilitation Hospital JV in Albuquerque, New Mexico.

(11)	Represents the Quail Creek Surgical Hospital and Panhandle Surgical Hospital, which is a JV with local, practicing physicians in the BSA Health System in Amarillo, Texas.

(12)	Figures are presented on a combined basis for Hackensack Meridian Mountainside Medical Center and Hackensack Meridian Pascack Valley Medical Center.

Our provider network serves as the foundation through which we deliver quality care. We have over 1,700 providers, including over 1,300 employed and more than 400 affiliated physicians and advanced practice providers. Affiliated providers perform services for us through professional services agreements or other independent contractor agreements. Our growing provider network, which consists of more than 380 primary care providers and over 1,340 specialists, affords us the opportunity to drive growth and deliver on value-based care initiatives. To date, we have more than 80 contracts with a value-based component between us and third-party payors that include a variety of quality incentives, shared savings, and upside risk incentives across all markets, covering more than 220,000 lives. Moreover, our providers work alongside independent providers in collaborative clinically integrated networks and ACOs, with the objective of reducing costs and improving outcomes, such as safety of care, readmission, and mortality rates. Notably, the number of annual wellness visits has grown by 150% since 2019 and transitional care management has increased 35% compared to 2022, both helping drive down readmissions through early intervention.

A robust technology platform supports care delivery. In 2021, we completed our implementation of a single system-wide instance of Epic technology throughout all of our facilities. This comprehensive and integrated clinical operating system helps drive improved outcomes based on our safety of care, readmission, and mortality rates, operational standardization, and revenue optimization. Ardent has earned a “Gold Stars 9” level designation from Epic,19 one that measures patient access, patient experience, clinical quality and safety, population health management, physician productivity, and nursing and clinical team productivity — placing us in the top 27% of all health systems using Epic. Our system-wide use of Epic also provides uniformity of data and facilitates interconnected patient care across the continuum of our care settings, including the home. We believe Epic makes us a more attractive partner for emerging technology providers and facilitates physician use of novel technology.

We leverage Epic, together with other emerging technologies, to make it easier for our caregivers to deliver care, and for our patients to access and receive care while improving outcomes based on our safety of care, readmission, and

[19]	Epic’s Gold Stars program helps organizations identify Epic features they can use to improve clinical and financial outcomes. We were awarded a “Gold Stars 9” level out of a possible 10 for our high feature adoption across the organization, which places us in the top 27% of all health systems using Epic.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

mortality rates. We are expanding care beyond the hospital by implementing a variety of technologies and innovative applications across our footprint. This allows us to develop a comprehensive ecosystem of solutions to better care for patients across a variety of care settings. These solutions include virtual visits, remote patient monitoring, chronic care management, as well as a consumer engagement platform. For example, we currently utilize virtual nurses, wireless biosensors, and artificial intelligence monitoring to supplement the delivery of care at a patient’s bedside. We currently utilize artificial intelligence to monitor and interpret biosensor data for signs of patient deterioration, which enables our caregivers to intervene earlier than would be possible otherwise. These biosensors also help determine when a patient is stable and ready for discharge, and, when coupled with remote patient monitoring using artificial intelligence, can also help to alert caregivers to the early signs of adverse health events and determine when additional care may be needed following discharge from the hospital. Over the last two years, we have invested nearly $27 million in enhanced technologies designed to broaden our service capabilities, increase patient engagement, grow revenue, and expand margins.

Our joint venture model

We have formed JVs, which are usually limited liability companies, to acquire, own and operate acute care hospitals and related healthcare facilities and services in certain markets. Our JV transactions have been structured in such a way that we receive a majority ownership interest in the JV and our partners receive a minority ownership interest in the JV, with each party contributing cash or assets having a value commensurate with their respective percentage interest. The JV’s profits, losses and cash distributions are shared between us and our partners based upon the respective ownership interest in the JV.

The JVs are governed by a Board of Directors (the “JV Board”) that has ultimate legal authority and overall responsibility for the activities of the JV. Each JV Board has two classes of directors with an equal number of members: one group of directors is appointed by us and the other group by our JV partner. The JV Board makes certain strategic decisions for the JV and its facilities, including the requirement to approve, among other things, the annual capital and operating budgets of the JV, the admission of any new members to the JV or issuance of units of membership interest in the JV, the incurrence of indebtedness above certain limits, the modification, addition or termination of services of the hospital, and the merger, consolidation, reorganization or sale of all or substantially all of the assets of the JV. Except as otherwise described below, decisions requiring the approval of the JV Board are accomplished through block voting; that is, such actions will require the approval of both a majority of the members appointed by us, and a majority of the members appointed by our JV partner.

In addition, the members of the JV Board appointed by our partner have unilateral and exclusive authority to make certain decisions that are essential to the maintenance of the status of our JV partner as a 501(c)(3) organization or to ensure that the JV complies with the Community Benefit Standards (as defined below), such as the right to (i) name the chairman of the JV Board, (ii) cause the dissolution of the JV in the event the JV fails to satisfy the “community benefit standards” set forth in IRS Revenue Ruling 69-545 (the “Community Benefit Standards”), (iii) terminate the Chief Executive Officer of the JV or the Chief Executive Officer of the hospital operated by the JV due to the failure of such Chief Executive Officer to ensure that the JV is operating consistently with the Community Benefit Standards and (iv) terminate the JV’s Management Services Agreement (as described below) with us in the event that our provision of services results in failure to satisfy the Community Benefit Standards. Further, the members of the JV Board appointed by us and the members of the JV Board appointed by our JV partner shall each have the unilateral but not exclusive right to terminate the Chief Executive Officer of the JV or the Chief Executive Officer of the hospital operated by the JV for any other reason.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Neither us nor our JV partner has the right to transfer its membership interest in the JV unless approved by the JV Board or after the completion of the right of first refusal and tag-along process. Each member of the JV grants to the other a standard right of first refusal, pursuant to which a member has the right to acquire the ownership interests of the other in the event that such other member wishes to sell its ownership interests to an unrelated third party. If a member does not exercise its right of first refusal, it shall have the right to tag along with the sale to the third party.

There are very limited ways that the JV can be dissolved or terminated. It can only be dissolved upon the unanimous approval of the members, by judicial decree, approval of the JV Board after having determined that a regulation, statute, or government pronouncement has or may be enacted that would make any material aspect of the JV or the activities conducted by the JV unlawful or eliminate or substantially reduce the benefits that would accrue to the members with respect to continuing the JV’s business operations, or the decision of the directors appointed by our partner that the JV is not being operated in a manner consistent with the Community Benefit Standards.

Finally, one of our affiliates (the “Manager”) serves as the manager of the JV and provides day-to-day, full-service management services and administrative support to the JV’s facilities pursuant to a Management Services Agreement (“MSA”). These services include, among others, corporate oversight and operational support, reimbursement services, purchasing and supply chain services, business planning and budgeting, quality and resource management support, human resources support, facility planning, legal support services, risk management support and compliance services. The MSA usually has an initial term of five years and automatically renews for successive terms of five years unless terminated as set forth therein. The MSAs are subject to termination by (i) the JV (at the election of our JV partner) upon, among other things, a breach of the Manager’s obligations under the MSA with the failure to cure within a specified period, the willful misconduct, gross negligence, violation of criminal law, fraud or bankruptcy of the Manager, or the Manager’s exclusion from the federal or state healthcare programs or (ii) the Manager upon a breach of the JV’s obligations under the MSA with the failure to cure within a specified period or the bankruptcy of the JV. The JV pays the Manager a fair market value management fee equal to the sum of (a) a certain percentage of the consolidated net revenues of the JV and (b) a shared services fee comprising (1) a fee for access and use of our information technology software and technology, data center, and related information technology services and (2) a fee for access and use of certain other enterprise-wide corporate services provided by Manager. Also, one of our affiliates also employs all associates who staff the facilities operated by the JV.

All of our JVs generally work as described above, except for our JVs with UTHSCT, and our two JVs with physician groups Physicians Surgical Hospitals, LLC in Amarillo, Texas and Tulsa Spine & Specialty Hospital, LLC in Tulsa, Oklahoma.

•

Our JV with UTHSCT is different than the other JVs in that each of us and UTHSCT continued to own their respective assets and did not contribute them to the JV. Our subsidiaries own the assets of eight hospitals and related facilities and operations in the Tyler, Texas area, and UTHSCT owns the assets of the UT Health North Campus Tyler. We and UTHSCT formed a JV whereby the parties agreed to share the earnings of these hospitals and other operations on a 70% (Ardent) / 30% (UTHSCT) basis. Other than the ownership of the assets, the JV with UTHSCT works similar to the other JVs in that it is governed by a JV Board and the JV Board approves matters relating to the assets held by the members through block voting. Further, one of our affiliates manages all of the assets described above, including the UT Health North Campus Tyler, pursuant to a MSA.

•

Our JV with Physicians Surgical Hospitals, LLC (“PSH”) is different than the other JVs in that decisions of the JV Board are made by majority vote and not block voting, except that a vote of our member and physician

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

members holding at least 67% of the ownership interests in PSH is required to take certain actions for the JV, including a merger or sale of substantially all of the JV’s assets, liquidating or dissolving the JV, making a material change in the JV’s business of operating surgical specialty hospitals, incurring debt over $3 million, requiring additional capital calls and amending the LLC Agreement for the JV.

•

Our JV with Tulsa Spine & Specialty Hospital (“TSSH”) is different than the other JVs in that we can appoint up to eight managers and the physicians can appoint up to 14 managers to the JV Board. If there is a deadlocked vote of the JV Board, then the vote of our managers prevails unless it is a matter that requires a supermajority vote of the members, in which case, the approval of our member and the physician entity member, TSSH Holding Company, LLC, would be required. Matters that require the approval of a supermajority of the members include the issuance of membership units, transactions with affiliates of members, appointment of the CEO or Chief Nursing Officer of the JV, making a capital call, approving a merger or sale of substantially all of the JV’s assets, effecting any bankruptcy or liquidation of the JV and approving capital and operating budgets.

•

For the PSH and TSSH JVs, there is no requirement to comply with the Community Benefit Standards, and the physician managers do not have exclusive or unilateral authority to take any actions like our non-profit JV partners.

Moreover, we have entered into put/call agreements with one of our JV partners, The University of Kansas Hospital Authority, with respect to the equity interest held by our JV partner in our Topeka, Kansas JV. The put/call arrangement gives our JV partner the right to deliver a put notice to us following the occurrence of certain events, such as our exclusion or suspension from Medicare and Medicaid programs, upon a specified change of control of our Company, or upon termination of the related MSA. The put/call arrangement also provides our JV partner the right, in limited circumstances, such as a material breach of the related MSA or in the event one of our subsidiaries holding the equity interest in the JV files for bankruptcy protection, to buy out our interest in the JV. In the event our JV partner delivers a put notice to us, we may be required to settle the put/call arrangement in cash. In the event that our JV partner exercises their option to buy out our interest in the JV, the purchase price shall be determined by the product of the appraised fair market value of the JV and the fraction of all issued and outstanding equity units of the JV to be purchased.

Our market opportunity

Healthcare is one of the largest and fastest-growing sectors of the U.S. economy. According to CMS, U.S. NHE represented approximately 17% of U.S. GDP, or nearly $4.5 trillion, in 2022. After taking into account the expected impacts of the Inflation Reduction Act, including that people with Medicare prescription drug coverage are projected to experience lower out-of-pocket spending on prescription drugs for 2024 and beyond, CMS projects that NHE will grow by an average of 5.4% annually from 2022 to 2031, surpassing $7.1 trillion and representing nearly 20% of GDP. CMS projects that NHE is generally expected to grow more rapidly, on average, than the overall economy. Moreover, hospital expenditures are expected to rise at a higher rate, on average, than the GDP. While the GDP is expected to increase at an average annual growth rate of 4.6% from 2022 to 2031, hospital expenditures are expected to rise at a 5.9% average annual growth rate over the same period. The projected annual growth rate for NHE was not achieved for 2021 (4.2% projected for 2021 compared to 3.2% actual) or 2022 (4.3% projected for 2022 compared to 4.1% actual) while the projected annual growth rate for U.S. hospital expenditures was not achieved for 2021 (5.7% projected for 2021 compared to 4.5% actual) but was achieved for 2022 (0.8% projected for 2022 compared to 2.2% actual). The projected annual growth rates for NHE and hospital expenditures for 2023 were 5.1% and 9.3%, respectively. 2023 actual growth is not yet available as CMS has not released its 2023 data.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

According to the Population Reference Bureau (“PRB”), the U.S. population today is older than it has ever been in the history of our nation, with the number of Americans aged 65 and older projected to increase approximately 42%, to over 82 million people, by 2050. According to the U.S. Census Bureau, those aged 85 and older are projected to grow 168% by 2050, increasing from over six million, or approximately 2% of the population, in 2022, to over 17 million, or approximately 5% of the population.

The future prevalence of chronic conditions, such as diabetes, hypertension, and congestive heart failure is also projected to increase, with a study published by Frontiers in Public Health in 2022 estimating that the adult population with one chronic condition will approximately double between 2020 and 2050.

According to CMS National Healthcare Expenditure Data, hospital services and physician and clinical services expenditures collectively accounted for over $2.2 trillion in 2022, or 50% of the total healthcare spending in the United States:

•

Hospital services represent the single largest category of spend at nearly $1.4 trillion, or approximately 30% of total healthcare spending in 2022, and these expenditures are expected to grow approximately 65% to $2.3 trillion by 2031, representing over 32% of total spending.

•

Physician and clinical services accounted for nearly $885 billion, or approximately 20% of total spending in 2022, and these expenditures are expected to grow approximately 58% to approximately $1.4 trillion by 2031, representing approximately 20% of total spending.

We believe there are approximately 350 markets that fit our strategic focus of mid-sized urban communities based on the most recently available data. We estimate our serviceable addressable market, which we define as total hospital, physician, and clinical services expenditures in these markets, to be approximately $800 billion in 2020 (based on the most recently available data), which is expected to grow at an average annual growth rate of approximately 5.7% to nearly $1.4 trillion by the end of the decade.

Out of our serviceable addressable market, we estimate that our current markets represent approximately $37.8 billion, with acute care representing approximately $20.9 billion and ambulatory and outpatient services representing approximately $16.9 billion. As of 2020, we have captured 11% of this current addressable market, representing 21% of the acute care market and 3% of the ambulatory and outpatient services market (based on the most recently available data). We believe the ambulatory and outpatient services market in particular represents a significant opportunity for us to grow and expand our market share.

The hospital services and physician and clinical services sectors are highly fragmented, with significant opportunity for continued consolidation across markets and state lines. Several industry dynamics favor consolidation in the hospital sector, including: (i) hospital systems facing increased financial pressures due to a lack of scale; (ii) hospital systems struggling to recruit medical providers given the significant competition for clinical talent; and (iii) hospital systems experiencing the inability to support continued investments in new services, facilities, and technology. We believe consolidation will provide the synergies to help improve the financial performance of integrated systems. In addition, strong affiliations across diverse markets allow us to bring our clinical expertise and operational efficiencies to these markets so that local providers can continue to thrive and benefit their local communities.

The U.S. healthcare industry is experiencing a shift to the ambulatory setting due to: (i) an effort to contain healthcare spending; (ii) migration of lower acuity procedures to lower cost settings; (iii) technological advancements; (iv) telehealth receptivity by patients; and (v) increased demand for care and facilities that are more convenient and accessible.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

This has resulted in a growing number of stand-alone outpatient healthcare facilities and urgent care facilities and the expansion of other healthcare services in order to better serve patients across the continuum of care. We believe providers that are market leaders in both inpatient and ambulatory care will be better positioned to benefit in the changing healthcare environment.

The hospital services sector increasingly will benefit from emerging technologies and the use of data contained within EHR systems. The continued significant investment in, and adoption of, these technologies is expected to improve real-time access to patient records and relevant clinical data, allowing providers to maximize clinical efficiency, enhance care delivery, patient experiences, and improve safety of care, readmission, and mortality rates. We have successfully implemented a single, highly optimized instance of Epic as our clinical operating platform that provides a foundation for consistent and scalable clinical and financial outcomes. We also currently utilize and continually assess emerging technologies to supplement care delivered at the bedside.

In response to rising healthcare spending in the United States, commercial and governmental payors are shifting from fee-for-service payment models towards value-based care models. Fee-for-service payment models reimburse healthcare providers for each service they deliver to a patient, while value-based care models incentivize healthcare providers to focus on quality outcomes rather than the quantity of services rendered. The shift to value-based care models requires greater alignment and coordination with healthcare providers. This shift includes risk-based payment models that tie financial incentives to quality, efficiency, and patient outcomes. Under value-based care and risk-based payment models, financial incentives include various payments received for shared savings with payors, which is determined on an annual basis, additional payments for care coordination efforts, bonuses for preventive care visits, and bundled payments for all services provided within a defined episode of care. Evidence of this trend includes the growing proportion of the Medicare-eligible population enrolled in Medicare Advantage health plans, which is expected to grow from 51% of total Medicare enrollment in 2023 to 62% by 2033, according to industry estimates.

Alternative payment models (“APMs”) under value-based contracts represent a shift from traditional fee-for-service payments, which reimburse providers based on the volume of care delivered, to mechanisms that reward the quality and efficiency of care. Value-based programs may be administered/offered by CMS for Medicare, individual States for Medicaid or individual payers for any managed care program or commercial plan. Key APMs include shared savings programs, pay-for-performance, pay-for-reporting, and care management models that provide a per-member-per month payment for management of assigned patients. Shared savings programs incentivize providers to reduce healthcare costs while maintaining or improving quality; they can be upside-only, where providers share in savings if they reduce costs below a benchmark without financial penalties for exceeding the benchmark, or they can involve downside risk, where providers may also face penalties for exceeding cost benchmarks. Pay-for-performance programs reward providers for meeting specific quality and efficiency metrics, linking a portion of their compensation to their performance on these measures. Care coordination payments provide additional funds to support activities that improve the coordination of patient care, such as care management and patient education, enhancing the overall patient experience and health outcomes.

These APMs fundamentally differ from traditional fee-for-service payments, which incentivize quantity over quality. In traditional fee-for-service payment models, providers are paid for each service rendered, leading to potential overutilization without necessarily improving patient outcomes. Conversely, APMs aim to align financial incentives with the delivery of high-quality, cost-effective care. Upside-only programs minimize risk for providers by allowing them to benefit from savings without financial loss, whereas risk-bearing models encourage providers to more carefully manage costs and quality, as they can incur financial penalties if they do

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

not meet cost and performance benchmarks. We believe this dual potential for rewards and penalties under risk-bearing models promotes more prudent and innovative approaches to patient care, fostering a healthcare system that emphasizes value over volume.

We believe that healthcare providers with leading capabilities and expertise in both fee-for-service and value-based care models will emerge as the long-term winners because the reimbursement landscape continues to evolve as third-party payors navigate the shift to value-based care models.

We believe that by offering a full suite of services in a clinically integrated continuum of care, ranging from inpatient acute care to outpatient and other ancillary services, Ardent can better deliver targeted patient care in appropriate settings. We believe that our provider network, integrated technology, ambulatory investments, and strong quality of care programs position us to succeed in this environment.

Our competitive strengths

Over our more than 20 years of experience, we have developed a core competency for efficiently and effectively operating healthcare facilities and physician groups to provide high-quality patient care that exceeds CMS benchmarks. We believe our scale, expertise, and reputation in our markets are difficult to replicate and provide us with a meaningful competitive advantage. We believe these factors, together with the following additional strengths, position us for continued success.

Our scale and density

We believe our scale and density provide us multiple strategic advantages. By focusing on mid-size markets, we are able to achieve meaningful density that helps us capture significant market share. The scale of our health systems provides us strategic advantages that result in a greater ability to attract and retain patients, creates purchasing power that enables us to deliver cost-effective care, and drives the ability to negotiate favorable contracts with managed care and other payor sources.

Focus on growing mid-sized urban markets

We target and operate in growing mid-sized urban markets with favorable demographic trends, including strong population growth, stable and growing job markets, attractive payor mixes, significant long-term market demand, and favorable competitive dynamics.

Our breadth of services

Our broad suite of acute and ambulatory services, offered across care settings, provides us multiple opportunities to engage with patients throughout their unique health journeys and allows us to meet them in their desired care setting.

Commitment to delivering the highest quality patient care in a consumer-centric ecosystem

Our consumer-centric ecosystem drives better patient experience by improving safety of care, readmission, and mortality rates and ensuring the patient is seen at the appropriate site of care. Anchored by our network of providers and healthcare facilities, we focus on delivering care that supports patients across their unique health journeys, recognizing that care does not stop when a hospital stay or clinic visit ends.

For example, effective January 2024, we acquired five urgent care centers to meet the needs of our patients in our East Texas market, a transaction that positioned us to better serve a broad spectrum of acuity throughout

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

the community. Additionally, regular touchpoints with our patients using channels such as email, chat, text, and Epic’s MyChart app allow us to stay engaged with patients and deliver care when and where needed. Continued deployment of emerging technologies provides support from the bedside to the home, making it easier for us to deliver care to patients across all settings.

This ecosystem of care—which includes digital engagement and virtual appointments, remote patient monitoring to manage chronic health conditions, convenient outpatient facilities, and hospital care for more complex needs—is focused on supporting every patient’s needs regardless of acuity. We have implemented a suite of programs to support and monitor quality of care, including HACs and serious safety events. These efforts have resulted in a Leapfrog hospital safety grade that consistently outranks the national average (including nine “Top Hospitals”) and 70% of our hospitals receiving a 3-star or better CMS quality rating on average since 2021 indicating superior safety of care, lower readmissions, and lower mortality, which provides a better patient experience. Our approach allows us to coordinate the safe and quality care of our patients resulting in better safety of care, readmission, and mortality rates and lower cost to the consumer compared to applicable CMS benchmarks.

Centralized and standardized operating model

Since 2021, we have focused on centralizing corporate services such as human resources, information technology, and finance, while outsourcing certain support functions including revenue cycle management, food services, and environmental services. Our transition to a centralized operating structure and our adoption of standardized systems and processes has resulted in enhanced integration and speed of execution. These efforts and investments generated significant cost savings, thereby contributing to our profitability. Moreover, we believe our shift to a centralized operating structure with standardized systems has primed us for ongoing savings, operational improvements, and future growth in new and existing markets.

Highly integrated, tech-enabled care delivery model

Our investments in advanced technologies enable our more than 1,700 providers to effectively manage patients’ health needs before, during, and after an episode of care. Our single, highly optimized instance of Epic as our clinical operating platform provides a foundation for consistent and scalable clinical and financial outcomes. We expect this platform will be highly beneficial to us as the industry moves further into value-based care models, and we believe Epic makes us a more attractive partner for emerging technology providers and facilitates physician use of novel technology.

We also continually assess advanced technologies to supplement care delivered at the bedside and are currently utilizing a variety of artificial intelligence-powered tools including clinical decision support and smart monitoring devices. The deployment of these and other tools improves patient care and safety while reducing the administrative burden placed on caregivers. Outside the hospital, remote patient monitoring provides for care at home and facilitates earlier intervention when needed. The utilization of chronic care management programs allows us to proactively identify and address social determinants of health, which in turn eliminates barriers to care that adversely affect outcomes and increase the cost of care. These technologies extend the reach of our caregivers, allowing them to treat more patients and provide omnichannel care.

Multi-faceted growth model with demonstrated history of accretive strategic acquisitions and JV partnerships

Ardent has a proven track record of success in acquiring, integrating, and enhancing the performance of a variety of assets ranging from small community hospitals to comprehensive, multi-site health systems.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Following these acquisitions, we have delivered significant, post-synergy returns as we leverage our added scale and operational expertise to drive enhanced efficiencies, increase patient volumes, and strengthen quality of care.

Additionally, a key competitive strength and a significant component of our growth strategy has been our well-established and differentiated JV model, which has resulted in partnerships with premier academic medical centers, large not-for-profit hospital systems, community physicians, and a community foundation. Benefitting from our partners’ brand and scale while leveraging our deep institutional knowledge and experience structuring and operationalizing JV partnerships, we have been able to improve patient access in the community, expand our footprint, increase our market share, and earn favorable economics.

Proven and highly experienced management team

We have purposely assembled a world-class leadership team with an average of over 25 years of industry experience and an extensive track record of providing quality care, integrating strategic acquisitions, and driving operational and financial improvements across the enterprise. We believe our management team’s extensive and diverse experience is a distinct competitive advantage for achieving sustained future success.

Our growth strategy

Ardent is committed to driving long-term value creation through a multi-faceted strategy focused on targeted market share growth, operational excellence, and disciplined capital allocation. As we continue to grow our footprint, build density and scale, and further implement our consumer-centric delivery model, we expect to grow market share within our existing markets. We also intend to replicate our model across the approximately 350 markets that we believe fit our strategic focus on mid-sized urban communities, allowing us to meet evolving healthcare needs across more geographies, which we believe will drive shareholder value.

Our culture of care is core to our consumer-centric delivery model and overall value proposition. We will remain steadfast in our commitment to diversity, equity, inclusion, and belonging, which is central to our physician and nurse recruitment and retention efforts. The diversity of our staff reflects the markets we serve, and we will continue to prioritize this as we grow.

Continue to build a leading position in our existing markets

We recognize the evolving nature of healthcare demands in our markets and have developed market-specific growth plans to meet the needs of each of our communities. Through our in-depth strategic planning process, we actively identify opportunities to optimize service lines, create physician alignment, build care delivery networks, and assemble physical and digital care platforms to improve the healthcare experience for our patients.

In our current markets, as we seek to enhance our leading market positions, we intend to continue to invest in both our acute and ambulatory networks to further drive demand and capture greater market share by creating additional access points through which patients can receive care. Based on the needs of each of our markets, we intend to invest in high-acuity services as well as top specialty physicians to expand complex care capabilities inside of the acute setting. We also intend to further optimize our network via our transfer center20

[20]	Transfer centers provide a single point of access for the market-based health system and its acute services. Patient transfers are processed efficiently through standardized acceptance processes that reduce steps required to receive a patient from the transferring hospital, free-standing emergency department, and/or urgent care center. Our transfer centers match the patient’s needs with the most appropriate hospital based on distance and availability of services.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

operations, improving care navigation and coordination across our healthcare network, maximizing capacity, and enhancing our ability to service consumer demand. With the objective of continuing to deliver healthcare in the optimal setting, we intend to further invest in new sites of care via de novo buildouts, acquisitions, and physician partnerships. We have identified a robust pipeline of ambulatory opportunities, including ASCs, urgent care centers, imaging centers, and freestanding emergency rooms, which will create additional access points to attract and retain patients within our markets.

We intend to fuel additional growth by advancing capabilities that enable us to succeed in a value-based care environment. We currently have a strong foundation of more than 80 value-based care contracts and programs and plan to continue to build out the infrastructure and operational rigor to expand our participation in these programs and drive better health and cost outcomes. We plan to grow our extensive and diverse provider network through our robust recruitment pipeline of primary care and specialist physicians. Our system-wide implementation of Epic, in addition to our technology-focused initiatives and partnerships, will continue to improve our ability to track population health metrics, measure clinical outcomes, and coordinate care. We plan to leverage these capabilities as well as our scale and JV partnerships to strengthen our managed care contracting strategy across fee-for-service and value-based arrangements.

We are continuing to invest in digital engagement technologies to acquire new patients and better engage and retain our existing patients both within and outside of our facilities. We are leveraging tools such as the MyChart patient portal, on-demand video visits, and our care orchestration platform, to facilitate care access and enhance the patient experience. Finally, we will continue to leverage Epic, among other technology solutions, to track and segment consumers, allowing us to execute on patient outreach, acquisition, and engagement initiatives.

Opportunistically expand into new markets

We continually evaluate and selectively pursue strategic growth opportunities, as we believe there is significant demand for our consumer-centric care model in communities across the country. We target new market entrances across regional, mid-sized urban markets that meet the following criteria: growing and aging populations; favorable payor mix; robust employment opportunities; proximity to strong academic centers; and advantageous competitive dynamics. We seek to enter markets with high healthcare demand that is not adequately met, allowing us to avoid highly competitive larger urban markets and achieve significant market share. While we prioritize expanding within our current states in an effort to achieve synergies through state-wide scale, we also regularly evaluate opportunities to enter into markets in new states where we believe our model will be successful.

We intend to enter new markets through acquisition and partnership opportunities where we are confident that we can employ our best practices and established model to realize growth. Given our track record of success with our JV model, our efforts are often focused on, but not limited to, JV opportunities with leading not-for-profit and academic health systems. With our JV partners, we often acquire facilities with opportunity for optimization, and seek to realize significant operating efficiencies from improved management and collection of patient service revenues, greater purchasing power due to our scale, facility-level productivity improvements, access to a cost-efficient and high quality information technology system, managed care contracting expertise and an in-network payor strategy. We leverage our track record of success acquiring and integrating assets to achieve positive financial, operational, and clinical outcomes. Furthermore, we believe we have created a stronger platform with which to integrate acquisitions by virtue of the standardization initiatives we have undertaken in recent years.

Drive operational excellence

We generated significant cost savings during 2022 and 2023 by realizing the benefits of our enterprise-wide standardization of processes, centralization of key functions, and reduction of cost redundancies. In recent

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

years, we have dedicated a significant amount of time and resources to integrating our acquired assets into the Ardent ecosystem. This has resulted in a platform that is not only more scaled, but also more standardized and connected across facilities and markets. We expect to achieve meaningful cost savings through service lines optimization, outsourcing of non-core functions, and expense management initiatives such as inventory management, purchasing optimization, medical/surgical and pharmacy optimization, lab/purchased services management and labor management. For example, in 2023, we saw a 3% reduction in productive hours per patient through staffing standard improvements and increased accountability as compared against the average from the period between 2018 and 2019. In 2023, we saw an estimated 25% reduction in agency labor rates, as compared against 2022, through vendor standardization, centralized control, and productivity management. Furthermore, through our enterprise-wide use of a single instance of Epic, we are implementing uniform clinical practices, and in turn, improving outcomes, optimizing revenue capture, and supporting value-based care programs, all of which we believe will continue to drive growth across our platform.

In addition to cost-saving initiatives, we are also focused on strategies which will accelerate our revenue growth. These strategies include further investing in our markets, leveraging our scale to optimize our governmental and commercial payor reimbursement initiatives, and improving our revenue cycle management capabilities.

Our operations and services

Our senior management team has extensive experience in operating multi-facility healthcare networks and focuses on strategic planning for our facilities. We group our facilities and markets into regions with focused local management teams that provide guidance and oversight. Each of our hospitals’ local management teams are generally comprised of a chief executive officer, chief financial officer and chief nursing officer or director of nursing. Local management teams, in consultation with our corporate staff, develop annual operating plans setting forth revenue growth strategies through the expansion of offered services, as well as plans to improve operating efficiencies and reduce costs. We believe that the ability of the local management team to identify and meet the needs of our patients, medical staff and the community as a whole is critical to the success of our hospitals and allows our local providers and clinical staff to provide the quality and level of care needed for the patients they are treating. We base the compensation for each local management team in part on its ability to achieve the clinical quality and financial goals set forth in the annual operating plan.

Boards of trustees at our hospitals, consisting of local community leaders, members of the medical staff and members of the local management team provide community leadership and guidance to our hospitals. Members of each board of trustees are identified and recommended by our local management teams and generally serve three-year, staggered terms. The boards of trustees approve and monitor the hospitals’ medical, professional and ethical practices, and ensure that they conform to our high standards. We maintain company-wide compliance and quality assurance programs and use patient care evaluations and other assessment methods to support and monitor quality of care standards and meet accreditation and regulatory requirements.

We provide our local management with corporate assistance in maintaining systematic policies and procedures at each hospital we acquire in order to improve clinical and financial performance. These policies include ethics, quality assurance, safety and compliance programs, supply and equipment purchasing and leasing contracts, managed care contracting, accounting, financial and clinical systems, governmental reimbursement, personnel management, resource management and employee benefits. These uniform policies and procedures are designed to provide us with consistent management and financial reports for all our facilities and facilitate the performance evaluation of each facility.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Hospital revenues depend primarily upon inpatient occupancy levels, the volume of outpatient procedures and the charges or negotiated payment rates for the services provided. Reimbursement rates and charges for routine services vary significantly depending on the type of services provided, the payor and the market in which the hospital is located.

We believe that the most important factors affecting the utilization of a hospital are its clinical quality and market position and the number, quality and specialties of physicians and medical staff caring for patients at the facility. Overall, we believe that the attractiveness of a hospital to patients, physicians and payors depends on its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors which affect utilization include local demographics and population growth, local economic conditions and managed care market penetration.

Our supply purchasing

We are a participant in the HealthTrust Purchasing Group purchasing organization. This organization uses its purchasing power, along with its willingness to move vendor business, to negotiate vendor agreements at favorable rates. The vendor agreements include medical supplies, pharmaceuticals, medical devices and implants, business supplies, major capital equipment and service agreements. By participating as a member of this organization, we are able to procure supplies and equipment at competitively priced rates for our facilities.

Our properties and facilities

The locations of our hospitals and the number of licensed beds at each hospital as of March 31, 2024 are set forth in the table above under “—Our platform.” We operate 30 acute care hospitals including one managed hospital, two rehabilitation hospitals, and two surgical hospitals, with a total of 4,287 licensed beds, and provided physician and other ancillary healthcare services through a system of more than 1,300 employed providers. Our healthcare facilities serve urban and suburban markets in Amarillo, Texas; Harker Heights, Texas; Tyler, Texas; Albuquerque, New Mexico; Tulsa, Oklahoma; Topeka, Kansas; Pocatello, Idaho; Westwood, New Jersey; and Montclair, New Jersey. The other healthcare facilities include medical office buildings located on the same campus as, or near, our acute care hospitals, physician practices and various ancillary healthcare facilities. All of our hospitals and other applicable healthcare facilities are eligible to participate in the Medicare and Medicaid programs.

As of March 31, 2024, we leased approximately 87,000 square feet of office space at 340 Seven Springs Way, Suite 100, Brentwood, Tennessee for our corporate headquarters. In addition, as of March 31, 2024, we leased approximately 1,582 square feet of office space at 7100 Commerce Way, Suite 15, Brentwood, Tennessee and 22,500 square feet of office space at 565 Marriott Drive, Suite 500, Nashville, Tennessee, for our information systems operations. In addition, we own or control through our JVs Portneuf Medical Center in Pocatello, Idaho; the University of Kansas St. Francis Campus in Topeka, Kansas; Pascack Valley Medical Center in Westwood, New Jersey; Physicians Surgical Hospitals in Amarillo, Texas; Seton Medical Center Harker Heights in Harker Heights, Texas; UT Health Henderson in Henderson, Texas; UT Health Jacksonville in Jacksonville, Texas; UT Health Tyler in Tyler, Texas; and UT Health Specialty Hospital in Tyler, Texas.

We lease from MPT the real property on which Hackensack Meridian Mountainside Medical Center is located. The initial lease term commenced on March 31, 2014 and ends on December 31, 2029. Following the initial lease term, there are four renewal options for a total of 14 additional years. The leased property is primarily used for the operation of Hackensack Meridian Mountainside Medical Center. The monthly rent under the lease is

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

calculated on the basis of the lease base amount of $115 million multiplied by the lease rate (an amount equal to eight percent, subject to yearly increases as provided in the lease) divided by 12.

Our headquarters, hospitals and other facilities are suitable for their respective uses and are, in general, adequate for our present needs. Our obligations under our Senior Secured Credit Facilities are secured by a pledge of substantially all of the assets of the Company and our guarantor subsidiaries, including first priority mortgages on the real property on which we operate hospitals that are owned by one of our wholly owned subsidiaries. Our properties are also subject to various federal, state and local statutes and ordinances regulating their operation. Management does not believe that compliance with such statutes and ordinances will materially adversely affect our financial position or results of operations.

Competition

The hospital industry is highly competitive. The competition among hospitals and other healthcare providers for patients has intensified in recent years as patients have become more conscious of rising costs and quality of care in the healthcare decision-making process. We currently face competition from established, not-for-profit healthcare systems, investor-owned hospital companies and outpatient service providers. Some of these competing facilities may offer more complex services or more modern facilities and equipment than those available at our hospitals. Some are owned by tax-supported government agencies or not-for-profit entities, affording financial advantages such as exemption from property and income taxes. Some competitors are implementing physician alignment strategies, such as employing physicians, acquiring physician practice groups, and participating in ACOs or other clinical integration models. In the future, we expect to encounter increased competition from companies, like ours, that aim to consolidate hospitals and other healthcare companies in specific geographic markets. Continued consolidation in the healthcare industry will be a leading factor contributing to increased competition both in markets in which we already have a presence and in markets we may enter in the future.

One of the most important factors in the competitive position of an acute care hospital is its location, including its geographic coverage, and access to patients. A location convenient to a large population of potential patients or a wide geographic coverage area through a hospital network can significantly benefit an acute care hospital’s competitive position. Another important factor is the scope and quality of services an acute care hospital offers, whether at a single facility or through a network, compared to the services offered by its competitors. An acute care hospital that offers a broad range of services and has a strong local market presence is more likely to obtain favorable managed care contracts. To ensure we remain competitive in our managed care markets, we intend to regularly evaluate changing circumstances, including sufficiency of services and access to patients, in the geographic areas in which we operate. Where appropriate, we may choose to form our own, or join with others to form, local hospital networks.

A hospital’s competitive position also depends on the quality and scope of the practices of physicians associated with the hospital. We believe that physicians provide care to patients at our facilities primarily on the basis of the quality and scope of services provided by the hospital, the quality of the medical staff and employees affiliated with the hospital, the hospital’s location and the quality and age of the hospital’s equipment and physical plant. We seek to retain physicians of varied specialties on our medical staffs and to attract other qualified physicians. Most physicians at our hospitals also have admitting privileges at other hospitals. If we are unable to provide adequate support personnel or technologically advanced equipment and facilities that meet the needs of physicians, they may choose to spend more time at our competitors’ hospitals and other facilities, which could cause a decline in patient volume.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

We believe that physician alignment strategies promote clinical integration, enhance quality of care, and make us more efficient and competitive in a healthcare environment trending toward value-based purchasing models. We aim to align with physicians through various recruitment and employment strategies, as well as through alternative means of alignment, such as our formation of provider networks in certain markets. While we expect that employing physicians will relieve some cost pressures associated with on-call coverage and other professional fees, we anticipate incurring additional labor and other related costs as we continue to integrate recently employed physicians and their support staff. In addition, we face significant competition for skilled physicians in certain of our markets as more providers are adopting a physician staffing model.

A number of other factors affect our competitive position, including:

•	our reputation for quality and cost of care, which may be impacted by trends toward clinical transparency;

•	retention of our managed care contracting relationships and ability to enter into new contracts on favorable terms; and

•	state CON laws, which may limit our ability to expand services and facilities, make capital expenditures, and otherwise make changes in operations.

Some of our competitors are larger and more established, have greater geographic coverage, offer a wider range of services (including extensive research and medical education programs) and/or have more capital or other resources than we do. Some of the hospitals that compete with our hospitals are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions and can finance capital expenditures and operations on a tax-exempt basis. Currently, our acute care hospitals compete directly with some of the largest not-for-profit providers in each of their respective states. For example, our five facilities in the Albuquerque metropolitan area compete with Presbyterian Hospital, the largest acute care hospital in New Mexico, and New Mexico’s only private not-for-profit healthcare system. Hillcrest HealthCare System has two not-for-profit competitors, St. Francis Health System and St. John Health System. In Albuquerque, our facilities also compete with the University of New Mexico Health System, or University of New Mexico Hospital (“UNMH”). UNMH is the primary teaching hospital for the UNM School of Medicine and is ranked among the top ten academic centers in the nation. Additionally, in our Texas market, our facilities compete with CHRISTUS Trinity Mother Frances Health System, a not-for-profit regional healthcare system based in East Texas.

Reimbursement and payment

We receive payment for healthcare services from the federal Medicare program; state Medicaid or similar programs; health insurance carriers, HMOs, PPOs and other managed care programs; and patients directly.

Medicare is a federal healthcare program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons, persons with end-stage renal disease and persons with Lou Gehrig’s Disease. Medicaid is a federal-state program, administered by the states, that provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. Payment under the Medicare and Medicaid programs is conditioned on satisfaction of extensive provider enrollment requirements. All of our hospitals are eligible to participate in Medicare and Medicaid programs. Amounts received under Medicare and Medicaid programs are generally significantly less than established hospital gross charges for the services provided. Since a substantial portion of our revenue comes from patients under Medicare and Medicaid programs, our ability to operate our business successfully in the future will depend in large measure on our

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

ability to adapt to changes in these programs. The trend toward increased enrollment in Medicare and Medicaid managed care programs may adversely affect our operating revenue.

Within the framework of the Medicare and Medicaid programs, there are areas subject to administrative rulings, interpretations and discretion which may affect payments made under either or both of such programs. Reimbursement is subject to audit and review by government agencies and contractors, such as MACs.

Our hospitals generally offer discounts from established charges to certain group purchasers of healthcare services, including private health insurers, employers, HMOs, PPOs, health plans offered through insurance marketplaces created pursuant to the Affordable Care Act (“Exchanges”) and other managed care plans. These discount programs generally limit our ability to increase revenues in response to increasing costs. Patients are generally not responsible for any difference between customary hospital charges and amounts paid for hospital services by Medicare and Medicaid programs, insurance companies, HMOs, PPOs and other managed care companies, but are responsible for services not covered by these programs or plans, as well as for deductibles and co-insurance obligations of their coverage. The amount of these deductibles and co-insurance obligations has increased in recent years. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government or business payors.

We provide discounts to uninsured patients who do not qualify for Medicaid or for financial relief under our charity care policy. In implementing our uninsured discount policy, we may attempt to provide assistance to uninsured patients to help determine whether they may qualify for Medicaid, other federal or state assistance or charity care under our charity care policy. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Medicare

In addition to the Medicare reimbursement reductions and adjustment discussed below, the BCA requires automatic spending reductions to reduce the federal deficit, resulting in a uniform percentage reduction across all Medicare programs of 2% per federal fiscal year that extends through the first seven months in which the federal fiscal year 2032 sequestration order is in effect. As a result of the COVID-19 pandemic, this reduction was temporarily suspended from May 1, 2020 through March 31, 2022, and the payment adjustment was reduced from 2% to 1% from April 1, 2022 until June 30, 2022. The full 2% reduction resumed July 1, 2022. These reductions apply to certain other federally funded healthcare programs, including TRICARE. As a result of the ARPA, an additional Medicare payment reduction of up to 4% was required to take effect in January 2022, although Congress has delayed implementation of this reduction until 2025. We anticipate that the federal deficit will continue to place pressure on government healthcare programs, and it is possible that future deficit reduction legislation will impose additional spending reductions.

Inpatient acute care

Payments for inpatient acute services are generally made pursuant to PPS. Under PPS, our hospitals are paid a predetermined amount for each hospital discharge based on the patient’s diagnosis. Specifically, each discharge is assigned to a Medicare severity diagnosis-related group, commonly known as an “MS-DRG,” based upon the patient’s condition and treatment during the relevant inpatient stay. The MS-DRGs are severity-adjusted to account for the severity of each patient’s condition and expected resource consumption. Each MS-DRG has a payment weight assigned to it based on the average resources used to treat Medicare patients in that MS-DRG. MS-DRG payments are based on national averages and not on charges or costs specific to a hospital. Medicare sets discharge base rates (standardized payment amounts), which are adjusted according to

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

the MS-DRG relative weights and geographic factors. While a hospital generally does not receive payment in addition to a MS-DRG payment, hospitals may qualify for an “outlier” payment when a specific patient’s treatment costs are extraordinarily high and exceed a specified regulatory threshold.

MS-DRG rates are updated, and MS-DRG weights are recalibrated, using cost-relative weights each federal fiscal year (which begins October 1). The index used to update the MS-DRG rates, known as the “market basket,” gives consideration to the inflation experienced by hospitals and entities outside the healthcare industry in purchasing goods and services.

MS-DRG payment rates were increased by the market basket update of 4.1% and 3.3% for each of federal fiscal years 2023 and 2024, respectively, subject to certain adjustments. For federal fiscal year 2023, the market basket was adjusted by the following percentage points: a positive 0.5 adjustment in accordance with MACRA and a 0.3 reduction for the productivity adjustment. For federal fiscal year 2024, the market basket was reduced by a 0.2 percentage point productivity adjustment. A reduction of 25% of the market basket update occurs if patient quality data is not submitted, and a reduction of 75% of the market basket update occurs for hospitals that fail to demonstrate meaningful use of certified EHR technology without receiving a hardship exception. Additional adjustments may apply, depending on patient-specific or hospital-specific factors.

The MS-DRG payment rates are also adjusted to promote value-based purchasing, linking payments to quality and efficiency. First, hospitals that meet or exceed certain quality performance standards receive greater reimbursement under CMS’s Hospital Value-Based Purchasing Program, while hospitals that do not satisfy certain quality performance standards receive reduced Medicare inpatient hospital payments. CMS withholds 2% of participating hospitals’ Medicare payments and uses the total amount collected to fund the payments that reward hospitals based on a set of quality measures. CMS scores each hospital on its achievement relative to other hospitals and improvement relative to that hospital’s own past performance. Second, inpatient payments are reduced for hospitals experiencing “excess readmissions” within 30 days from the patient’s date of discharge following treatment, during a prior performance review period, for conditions or procedures designated by CMS. Hospitals receive reduced payments for all inpatient discharges in the fiscal year, not just discharges relating to the conditions or procedures subject to the readmission standard. The payment reduction, which can be up to 3% of a hospital’s base payments, is determined by assessing that hospital’s readmissions relative to hospitals with similar proportions of dual-eligible patients. Third, the bottom quartile of hospitals based on the national risk-adjusted HAC rates in the previous year have their total inpatient operating Medicare payments reduced by 1%. In response to the COVID-19 pandemic, CMS paused or refined several measures across various hospital quality measurement and value-based purchasing programs. However, as of fiscal year 2024, these programs have resumed in their standard form.

Outpatient

CMS also reimburses hospital outpatient services (and certain Medicare Part B services furnished to hospital inpatients who have no Part A coverage) on a PPS basis. Hospital outpatient services paid under PPS are classified into groups called ambulatory payment classifications (“APCs”). Services for each APC are similar clinically and in terms of the resources they require. APC payment rates are generally determined by applying a conversion factor, which CMS updates annually using a market basket. For calendar year 2023, CMS increased payment rates under the hospital outpatient PPS by an estimated 3.8%, reflecting a market basket increase of 4.1%, with a negative 0.3 percentage point productivity adjustment. For calendar year 2024, CMS increased payment rates under the hospital outpatient PPS by an estimated 3.1%. This increase reflects a market basket increase of 3.3% with a negative 0.2 percentage point productivity point adjustment. A 2.0 percentage point reduction to the market basket update applies to hospitals that do not submit required patient quality data.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The Medicare reimbursement we receive may also be affected by broad shifts in payment policy. For example, in June 2022, the U.S. Supreme Court invalidated past payment cuts for hospitals participating in the 340B Drug Pricing Program. Although our hospitals do not participate in the 340B program, the decision has implications for all hospitals reimbursed under the outpatient PPS. The 340B program allows participating hospitals to purchase certain outpatient drugs from manufacturers at discounted rates. These hospitals are reimbursed for the discounted drugs under the same Medicare payment methodology and rates that are applied to non-340B hospitals. In 2018, HHS implemented a payment policy that reduced Medicare payments to 340B hospitals for most drugs obtained at 340B-discounted rates, and which resulted in increased payments for non-340B hospitals, including our facilities. Instead of ordering HHS to pay 340B hospitals the difference between the rates under the 2018 payment policy and what should have been paid, the United States District Court for the District of Columbia allowed HHS to develop an appropriate remedy to address underpayments to 340B hospitals that resulted from the policy in past payment years. For calendar year 2023, CMS finalized the payment rate for drugs acquired through the 340B program in light of the U.S. Supreme Court decision and, to achieve budget neutrality, implemented a reduction of approximately 3.1% to payment rates for non-drug services under the outpatient PPS. In November 2023, HHS finalized the remedy for calendar years 2018 through 2022, directing that $9 billion be paid to affected 340B providers in a one-time lump sum payment. In order to comply with budget neutrality requirements, HHS finalized a corresponding offset in future non-drug item and service payments for all outpatient PPS providers (except new providers) that will reduce the outpatient PPS conversion factor by 0.5% annually. This adjustment will start in calendar year 2026 and continue for approximately 16 years.

In addition, CMS has implemented an expanded site-neutral payment policy for clinic visit services provided at all off-campus provider-based departments. Under the policy, clinic visit services provided at all off-campus provider-based department are not covered as outpatient department services under the outpatient PPS, but are instead reimbursed at the Medicare Physician Fee Schedule rates, which are generally substantially lower than the outpatient PPS rate.

Inpatient rehabilitation

CMS also reimburses services provided in inpatient rehabilitation facilities (“IRFs”) on a PPS basis. Under the IRF PPS, patients are classified into case mix groups based upon impairment, age, comorbidities (additional diseases or disorders occurring in a single patient) and functional capability. IRFs are paid a predetermined amount per discharge that reflects the patient’s case mix group and is adjusted for area wage levels, low-income patients, rural areas and high-cost outliers. For federal fiscal year 2023, CMS increased inpatient rehabilitation payment rates by 3.9%. This reflected a market basket update of 4.2% reduced by a 0.3 percentage point productivity adjustment, with adjustments related to outlier threshold results. For federal fiscal year 2024, CMS increased inpatient rehabilitation payment rates by 3.4% based on a market basket update of 3.6% reduced by a 0.2 percentage point productivity adjustment. In addition, CMS requires IRFs to report quality measures to avoid receiving a reduction of 2 percentage points to the market basket update.

In order to qualify for classification as an IRF, at least 60% of a facility’s inpatients during the most recent 12-month CMS-defined review period must have required intensive rehabilitation services for one or more of 13 specified conditions, among other coverage criteria. IRFs must also meet additional coverage criteria, including patient selection and care requirements relating to pre-admission screenings, ongoing coordination of care and involvement of rehabilitation physicians. A facility that fails to meet the 60% threshold, or other criteria to be classified as an IRF, will be paid under either the acute care hospital inpatient or outpatient PPS, which generally provide for lower payment amounts.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Physician services

Payment under the Medicare program for physician services is based upon the Medicare Physician Fee Schedule, under which CMS has assigned a national relative value unit (“RVU”) to most medical procedures and services that reflects the resources required to provide the services relative to all other services. Each RVU is calculated based on a combination of the time and intensity of work required, overhead expense attributable to the service, and malpractice insurance expense. These elements are each modified by a geographic adjustment factor to account for local practice costs and are then aggregated. CMS annually reviews resource inputs for select services. For calendar year 2023, CMS reduced the conversion factor by approximately 4.48%. However, Congress approved a partial offset to mitigate payment reductions. For calendar year 2024, CMS reduced the conversion factor by approximately 3.4%. The Consolidated Appropriations Act, 2024 includes a partial offset that, effective March 9, 2024, mitigates payment reductions through the remainder of the 2024 calendar year.

CMS has implemented the Quality Payment Program (“QPP”), a payment methodology intended to reward high-quality patient care. Physicians and certain other healthcare clinicians are required to participate in one of two QPP payment tracks. Under both tracks, performance data collected in each performance year will affect Medicare payments two years later. CMS expects to transition increasing financial risk to providers as QPP evolves. Under the Advanced Alternative Payment Model (“Advanced APM”) track, incentive payments are available based on participation in specific innovative payment models approved by CMS. Providers may earn a Medicare incentive payment and will be exempt from the reporting requirements and payment adjustments imposed under the Merit-Based Incentive Payment System (“MIPS”), if the provider has sufficient participation in an Advanced APM. After the 2023 performance year and associated payments in 2025, Advanced APM incentive payments will no longer be available. Instead, beginning in the 2024 performance year, qualifying providers may receive positive adjustments to their Physician Fee Schedule payment rates. Alternatively, providers may participate in the MIPS track, under which physicians will receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities and meaningful use of EHRs.

Other

CMS uses fee schedules to pay for physical, occupational and speech therapies, durable medical equipment, clinical diagnostic laboratory services, nonimplantable orthotics and prosthetics, freestanding surgery center services and services provided by independent diagnostic testing facilities.

Medicaid

Medicaid programs are funded jointly by the federal government and the states and are administered by states under approved plans. Most state Medicaid payments are made under a PPS or under programs which negotiate payment levels with individual hospitals. The Affordable Care Act, as enacted, requires states to expand Medicaid coverage to all individuals under age 65 with incomes effectively at or below 138% of the federal poverty level. However, states may opt out of the expansion without losing existing federal Medicaid funding. Some states use, or have applied to use, waivers granted by CMS to implement expansion, impose different eligibility or enrollment restrictions, or otherwise implement programs that vary from federal standards. A number of members of Congress have indicated their intent to increase state flexibility in the administration of Medicaid programs, including allowing states to condition enrollment on work or other community engagement. For instance, Georgia has imposed work and community engagement requirements under a Medicaid demonstration program.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The federal government and many states are considering various strategies to reduce Medicaid expenditures. Currently, several states utilize supplemental reimbursement programs intended to offset a portion of the costs to providers associated with providing care to Medicaid and indigent patients. These programs are designed with input from CMS and may be funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the healthcare providers. We can provide no assurance that changes to Medicaid programs or reductions to Medicaid funding will not have a material adverse effect on our consolidated results of operations.

Federal funds under the Medicaid program may not be used to reimburse providers for medical assistance provided to treat certain provider-preventable conditions. Each state Medicaid program must deny payments to providers for the treatment of hospital-acquired conditions designated by CMS as well as other provider-preventable conditions that may be designated by the state.

Disproportionate share hospital and Medicaid supplemental payments

In addition to making payments for services provided directly to beneficiaries, Medicare makes additional payments to hospitals that treat a disproportionately large number of low-income patients (Medicaid and Medicare patients eligible to receive Supplemental Security Income). Disproportionate Share Hospital (“DSH”) payment adjustments are determined annually based on certain statistical information required by HHS and are paid as a percentage addition to MS-DRG payments. The methodology for calculating DSH payment adjustments is affected by shifts in payment policy. For example, in August 2023, CMS finalized changes to the DSH formula, modifying the treatment of patient days paid under demonstrations authorized under Section 1115 of the Social Security Act (including through demonstration-authorized uncompensated and undercompensated care pools) in the Medicaid fraction of the DSH payment formula. These changes could lower DSH payments for many hospitals and adversely impact our results of operations. CMS also distributes a payment to each DSH hospital that is allocated according to the hospital’s proportion of uncompensated care costs relative to the uncompensated care amount of other DSH hospitals.

Some states make additional supplemental payments to providers through the Medicaid program that are separate from base payments and are not specifically tied to an individual’s care. These supplemental payments may be in the form of Medicaid DSH payments, which are intended to offset hospital uncompensated care costs. The federal government distributes federal Medicaid DSH funds to each state based on a statutory formula. The states then distribute the DSH funding among qualifying hospitals. States have broad discretion to define which hospitals qualify for Medicaid DSH payments and the amount of such payments. The Affordable Care Act and subsequent legislation provide for reductions to the Medicaid DSH hospital program. Under current law, Medicaid DSH payments will be reduced by $8 billion for the period beginning January 1, 2025 and ending September 30, 2025, and in each of federal fiscal years 2026 and 2027.

Many states have implemented SDP arrangements to direct certain Medicaid managed care plan expenditures. These arrangements, which are subject to approval by CMS, allow states to implement delivery system and provider payment initiatives by requiring Medicaid managed care organizations to pay providers according to specific rates or methods. For example, SDP arrangements may require managed care plans to implement value-based purchasing models or performance improvement initiatives, or may direct managed care plans to adopt specific payment parameters, such as minimum or maximum fee schedules for specific types of providers. States are increasingly using SDP arrangements, and the use of SDP arrangements may decrease state utilization of other supplemental payment programs, diverting or reducing previously-available funding for certain providers. SDP arrangements can be limited to a specific subset of providers, and providers that do

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

not satisfy applicable criteria may be ineligible for payments. All SDP programs are subject to annual approval by CMS. If a state is unable to obtain future CMS approvals of these programs or if the funds available under these programs are reduced, eliminated, or grow at a slower rate than expected, our revenues could be negatively impacted.

Supplemental payments may also be in the form of non-DSH payments, such as upper payment limit payments, which are intended to address the difference between Medicaid fee-for-service payments and Medicare reimbursement rates, or payments under other programs that vary by state under Section 1115 waivers. These supplemental reimbursement programs are generally authorized by CMS for a specified period of time and require CMS’s approval to be extended.

2024 Supplemental Payment Program Updates

A new Oklahoma directed payment program (the “OK DPP”) became effective on April 1, 2024. Under the OK DPP, hospitals will receive directed payments under Oklahoma’s new Medicaid managed care delivery system, resulting in reimbursement near the average commercial rate. The existing upper payment limit component of Oklahoma’s Supplemental Hospital Offset Payment Program will remain in place for certain categories of Medicaid patients that will continue to be enrolled in Oklahoma’s traditional Medicaid Fee for Service program.

In March 2024, New Mexico’s Healthcare Delivery and Access Act (the “HDA Act”) was signed into law. Subject to CMS approval, the HDA Act provides directed payments for hospitals that serve patients in New Mexico’s Medicaid managed care delivery system, resulting in reimbursement near the average commercial rate, and once approved, is expected to represent a material rate uplift for us. The directed payment program under the HDA Act is expected to be submitted to CMS for approval in the second quarter of 2024, with a requested effective date of July 1, 2024.

Under the OK DPP and the directed payment program pursuant to the HDA Act, the preliminary estimate of our net benefit is in excess of $150 million on an annualized basis, subject to change, non-recurrence, and adjustment for potential quality performance requirements.

TRICARE

TRICARE is the Department of Defense’s healthcare program for members of the armed forces. For inpatient services, TRICARE reimburses hospitals based on a DRG system modeled on the Medicare inpatient PPS. For outpatient services, TRICARE reimburses hospitals based on a PPS that is similar to that utilized for services furnished to Medicare beneficiaries.

Annual cost reports

All hospitals participating in the Medicare, Medicaid and TRICARE programs, whether paid on a reasonable cost basis or under a PPS, are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenues, costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits often require several years to reach the final determination of amounts due to or from us under these programs. Providers also have rights of appeal, and it is common to contest issues raised in audits of cost reports.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Managed care and commercial insurance

Under the Managed Medicare program, also known as Medicare Part C or Medicare Advantage, the federal government contracts with private health plans to provide members with Medicare benefits. The plans may choose to offer supplemental benefits and impose higher premiums and cost-sharing obligations. Enrollment in Medicare Advantage plans is increasing, with industry estimates stating that more than one half of the eligible Medicare population enrolled in such a plan in 2023.

Similarly, enrollment in managed Medicaid programs has increased in recent years as state governments seek to control healthcare costs. Managed Medicaid programs enable states to contract with private entities to handle program responsibilities like care management and claims adjudication. The provisions of these programs are state-specific. Many states direct managed care plans to pass through supplemental payments to designated providers, independent of services rendered, to ensure consistent funding of providers that serve large numbers of low-income patients. In an effort to more closely tie funds to delivery and outcomes, CMS limits these “pass-through payments” to managed Medicaid plans and will ultimately prohibit such payments in contracts beginning on or after July 1, 2027, with some exceptions for when states are transitioning Medicaid populations or services to a managed care system.

Our hospitals provide services to individuals covered by private healthcare insurance or by health plans administered by managed care companies. These payors pay our hospitals or in some cases reimburse their policyholders based upon the hospital’s established charges and the coverage provided in the insurance policy. They try to limit the costs of hospital services by negotiating discounts, including PPS, which would reduce payments by commercial insurers or health plans to our hospitals. Commercial insurers and managed care companies also seek to reduce payments to hospitals by establishing payment rules that in effect re-characterize the services ordered by physicians. For example, some payors vigorously review each patient’s length of stay in the hospital and recharacterize as outpatient all inpatient stays of less than a particular duration (e.g., 24 hours). Reductions in payments for services provided by our hospitals to individuals covered by these payors could adversely affect us.

Administration and integrity

CMS competitively bids the Medicare fiscal intermediary and Medicare carrier functions to MACs in 12 jurisdictions. Each MAC is geographically assigned and serves both Part A and Part B providers within a given jurisdiction. Chain providers, meaning providers under common ownership or control, have the option of having all hospitals use one home office MAC. Although we elected to use one MAC, CMS has not converted all of our hospitals to one MAC and currently does not have an established date to accomplish the conversion. CMS periodically re-solicits bids, and the MAC servicing a geographic area can change as a result of the bid competition. MAC transition periods can impact claims processing functions and the resulting cash flow.

CMS also contracts with third parties to promote the integrity of the Medicare program through review of quality concerns and detection of improper payments, and corrections of improper payments. QIOs, for example, are groups of physicians and other healthcare quality experts which work on behalf of CMS to ensure that Medicare pays only for goods and services that are reasonable and necessary and that are provided in the most appropriate setting. Under the RAC program, CMS contracts with RACs nationwide to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program, as required by statute. RACs review claims submitted to Medicare for billing compliance, including correct coding and medical necessity. Compensation for RACs is on a contingency basis and based upon the amount of overpayments and underpayments identified, if any. CMS limits the number of claims that RACs may audit by

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

limiting the number of records that RACs may request from hospitals based on each provider’s claim denial rate for the previous year. CMS has implemented the RAC program on a permanent, nationwide basis and expanded the RAC program to the managed Medicare program and Medicare Part D. CMS has transitioned some of its other integrity programs to a consolidated model by engaging UPICs to perform audits, investigations and other integrity activities.

Congress has expanded the federal government’s involvement in fighting fraud, waste and abuse in the Medicaid program through the Medicaid Integrity Program. CMS employs UPICs to perform audits of Medicaid claims, identify overpayments, and perform investigations and other integrity activities. Working across five geographic jurisdictions, UPICs collaborate with states and coordinate provider investigations across the Medicare and Medicaid programs. In addition, state Medicaid agencies are required to establish Medicaid RAC programs. These programs vary by state in design and operation.

We maintain policies and procedures to respond to the RAC requests and payment denials. Payment recoveries resulting from RAC reviews and denials are appealable, and we pursue reversal of adverse determinations at appropriate appeal levels. In recent years, there have been significant delays in the Medicare appeals process. However, HHS has taken steps to streamline the appeals process and has significantly reduced the appeals backlog. Depending upon changes to and the growth of RAC programs and other Medicare and Medicaid integrity programs, our success in appealing claims in future periods, and potential future delays in the appeals process, our cash flows and results of operations could be negatively impacted.

Accountable care organizations and bundled payment initiatives

With the aim of reducing healthcare costs by improving quality and operational efficiency, ACOs are gaining traction in both the public and private sectors. An ACO is a network of providers and suppliers (including hospitals, physicians and other designated professionals) that work together to invest in infrastructure and redesign delivery processes to achieve high-quality and efficient delivery of services. Promoting accountability and coordination of care, ACOs are intended to produce savings as a result of improved quality and operational efficiency. ACOs that achieve quality performance standards established by HHS are eligible to share in a portion of the amounts saved by the Medicare program. There are several types of ACO programs, including the Medicare Shared Savings Program.

The Center for Medicare & Medicaid Innovation Center (“CMMI”) is responsible for establishing demonstration projects and other initiatives in order to identify, develop, test and encourage the adoption of new methods of delivering and paying for healthcare that create savings under the Medicare and Medicaid programs while improving quality of care. For example, providers participating in bundled payment initiatives agree to receive one payment for services provided to Medicare patients for certain medical conditions or episodes of care, accepting accountability for costs and quality of care. By rewarding providers for increasing quality and reducing costs and penalizing providers if costs exceed a set amount, these models are intended to lead to higher quality, more coordinated care at a lower cost to the Medicare program. Hospitals may receive supplemental Medicare payments or owe repayments to CMS depending on whether overall CMS spending per episode exceeds or falls below a target specified by CMS and whether quality standards are met. The CMMI has implemented a voluntary bundled payment program known as the Bundled Payment for Care Improvement Advanced initiative. Participation in bundled payment programs is generally voluntary, but CMS requires hospitals in selected geographic areas to participate in a mandatory bundled program for specified orthopedic procedures and a model for end-stage renal disease treatment. In addition, a mandatory radiation oncology model was expected to begin on January 1, 2023, but CMS has indefinitely delayed its implementation. CMS has indicated that it will provide six months’ notice before starting the model.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

In a strategic report issued in 2021 and updated in 2022, the CMS Innovation Center highlighted the need to accelerate the movement to value-based care and drive broader system transformation. By 2030, the CMS Innovation Center aims to have all fee-for-service Medicare beneficiaries and most Medicaid beneficiaries in a care relationship with accountability for quality and total cost of care. CMS also indicated it will streamline its payment model portfolio and consider how to ensure broad provider participation, including by implementing more mandatory models. In the 2022 updated report, the CMS Innovation Center indicated that it plans to focus on increased care coordination between primary care physicians and specialists. Moreover, several private third-party payors are increasingly employing alternative payment models, which may increasingly shift financial risk to providers. We expect value-based purchasing programs, including models that condition reimbursement on patient outcome measures, to become more common with both governmental and non-governmental payors.

Uninsured and self-pay

Self-pay revenues are derived from providing healthcare services to patients without health insurance coverage and from the patient responsibility portion of payments for our healthcare services that are not covered by an individual’s health plan. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government healthcare programs or private third-party payors. Any increases in uninsured individuals, changes to the payor mix or greater adoption of health plan structures that result in higher patient responsibility amounts could increase amounts due from individuals.

Regulation and licensing

A framework of complex federal and state laws, rules and regulations governs the healthcare industry, which is subject to shifts in political and regulatory dynamics. If we fail to comply with applicable laws and regulations, we may be subject to criminal penalties and civil sanctions, our hospitals could lose their licenses and we could lose our ability to participate in Medicare, Medicaid and other government programs. Therefore, we devote significant time and resources to regulatory compliance, including compliance with those laws and regulations described below.

Healthcare facility construction and operation are subject to numerous federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, dispensing narcotics, handling radioactive materials, fire prevention, rate-setting, building codes and environmental protection. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for permitting, licensing and accreditation. We believe our hospitals are licensed under appropriate state laws and are qualified to participate in Medicare and Medicaid programs. To receive reimbursement under the Medicare and Medicaid programs, organizational providers and suppliers and individuals must satisfy extensive enrollment and revalidation requirements. CMS has the authority to deny or revoke Medicare enrollment and deactivate billing privileges for a variety of reasons. An adverse action relating to Medicare enrollment may impact a provider’s Medicaid eligibility, and adverse actions relating to Medicaid enrollment may impact Medicare enrollment. In addition, our acute care hospitals are accredited by either The Joint Commission or Det Norske Veritas, which evaluate the hospitals for compliance with applicable health and administrative standards to participate in Medicare and Medicaid programs. If any facility were to lose its Medicare or Medicaid certification, the facility would be unable to receive reimbursement from federal healthcare programs. If any facility were to lose accreditation, the facility would be subject to state surveys, potentially be subject to increased scrutiny by CMS and likely lose payment from private third-party payors.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The requirements for permits, licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services. The requirements for permits, licensure, certification and accreditation often include notification or approval in the event of the transfer or change of ownership or certain other changes. Failure to provide required notifications or obtain necessary approvals in these circumstances can result in the inability to complete an acquisition or change of ownership, loss of licensure, lapses in reimbursement or other penalties.

In some states where we operate hospitals and other healthcare facilities, the construction or expansion of healthcare facilities, the acquisition of existing facilities, the transfer or change of ownership, capital expenditures exceeding a prescribed amount and the addition of new beds or services may be subject to review by and prior approval of, or notifications to, state regulatory agencies under a CON program. Such laws generally require the reviewing state agency to determine the public need for additional or expanded healthcare facilities and services. Failure to provide required notifications or obtain necessary state approvals can result in the inability to expand facilities, add services, complete an acquisition or change ownership or other penalties.

The Controlled Substances Act and Drug Enforcement Administration (“DEA”) regulations require every person who dispenses controlled substances to be registered with the DEA at each principal place of business or professional practice where the person dispenses controlled substances, subject to limited exceptions. Each hospital or clinic must hold a DEA registration at each location and may be subject to similar state registration requirements. In addition, we are subject to a variety of federal and state statutes and regulations that govern operational issues related to pharmaceuticals and controlled substances, such as those related to packaging, storing, and dispensing of pharmaceutical drugs, inventory control and recordkeeping requirements for controlled substances, and other standards intended to prevent diversion of controlled substances. The DEA, the Department of Justice (“DOJ”), HHS, and state boards of pharmacy have broad enforcement powers, may conduct audits and investigations and can impose substantial fines and other penalties, including revocation of registration.

Healthcare reform

The healthcare industry is subject to changing political, regulatory and other influences, along with various scientific and technological initiatives and innovations. In recent years, the U.S. Congress and certain state legislatures have introduced and passed a large number of proposals and legislation designed to make major changes in the healthcare system, including changes intended to increase access to health insurance. The most prominent of these recent efforts, the Affordable Care Act, affects how healthcare services are covered, delivered and reimbursed through expanded health insurance coverage, reduced growth in Medicare program spending, reductions in Medicare and Medicaid DSH payments and the establishment of programs that tie reimbursement to clinical integration and quality of care. Uncertainty remains regarding the ongoing net effect of the Affordable Care Act, particularly as it has been, and continues to be, subject to legislative and regulatory changes and court challenges. For example, effective January 2019, the financial penalty for individuals that fail to maintain health insurance coverage associated with the individual mandate to maintain health insurance was effectively eliminated. However, some states have imposed individual health insurance mandates, and other state have explored or offer public health insurance options. To increase access to health insurance during the COVID-19 pandemic, the ARPA enhanced subsidies for individuals eligible to purchase coverage through Affordance Care Act marketplaces. Subsequent legislation extended these enhanced subsidies through 2025. These and other changes and initiatives may impact the number of individuals that elect to obtain public or private health insurance or the scope of such coverage, if purchased.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Of critical importance to us is the potential impact of changes specific to the Medicaid program, including the funding and expansion provisions of the Affordable Care Act and subsequent legislation or agency initiatives. The Affordable Care Act expanded the categories of individuals eligible for Medicaid coverage and permits individuals with relatively higher incomes to qualify. However, a number of states, including Texas and Florida, have opted out of the Medicaid expansion provisions. Some states use, or have applied to use, waivers granted by CMS to implement expansions, impose different eligibility or enrollment conditions, or otherwise implement programs that vary from federal standards. The Medicaid landscape is constantly evolving as the federal and state governments consider and test various models of delivery and payment system reform.

In addition, there is uncertainty regarding the potential impact of other reform efforts at the federal and state levels. For example, some members of Congress have proposed measures that would expand government-sponsored coverage, including proposals to expand coverage of federally-funded insurance programs as an alternative to private insurance or establish a single-payor system. Additionally, site-neutral payment policies have been the subject of proposed legislation in Congress, and several states are also considering implementing site-neutral payment requirements, which may lead to hospital outpatient departments being subject to reduced reimbursement rates. Other recent initiatives and proposals include those aimed at price transparency and out-of-network charges, which may impact prices and the relationships between healthcare providers, insurers and patients. For example, the No Surprises Act imposes various requirements on providers and health plans intended to prevent “surprise” medical bills, and several states have implemented similar laws intended to protect consumers. The No Surprises Act prohibits providers from charging patients an amount beyond the in-network cost sharing amount for items and services rendered by out-of-network providers (i.e., prohibits balance billing), subject to limited exceptions. The No Surprises Act also impacts the payment received by an out-of-network provider from a health plan for items and services to which the prohibitions on balance billing apply. For items and services for which balance billing is prohibited (even when no balance billing occurs), the No Surprises Act establishes an IDR process for providers and payors to handle payment disputes that cannot be resolved through direct negotiations. The interim and final rules and related guidance implementing the No Surprises Act, including those establishing the IDR process, have been and continue to be subject to legal challenges. For example, in August 2023, a federal court vacated certain provisions of these rules and related guidance documents regarding fees and dispute batching criteria. As a result, federal agencies issued a final rule in December 2023 that set forth new provisions governing payments associated with the IDR process. Federal agencies have proposed various other changes, and appeals to No Surprises Act court challenges are ongoing, creating uncertainty and resulting in delays in claims resolution. The No Surprises Act also requires providers to send an insured patient’s health plan a good faith estimate of expected charges, including billing and diagnostic codes, prior to when the patient is scheduled to receive the item or service. HHS is deferring enforcement of this requirement until it issues additional regulations. Providers must provide a good faith estimate of expected charges to uninsured or self-pay individuals in connection with scheduled items or services, in advance of the date of the scheduled item or service or upon request of the individual. HHS is delaying enforcement with regard to such good faith estimates that do not include expected charges for co-providers or co-facilities until the agency issues additional regulations. If the actual charges to an uninsured or self-pay patient are substantially higher than the estimate or a provider furnishes an item or service that was not included in the good faith estimate, the patient may invoke a patient-provide dispute resolution process established by regulation to challenge the higher amount.

Other trends toward transparency and value-based purchasing may impact the competitive position and patient volumes of providers. For example, the CMS Care Compare website makes available to the public certain data that hospitals and certain other Medicare-certified providers submit in connection with Medicare reimbursement

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

claims, including performance data on quality measures and patient satisfaction. Medicare reimbursement may be adjusted based on quality and efficiency measures and/or compliance with quality reporting requirements. In addition, hospitals are required by federal regulation to publish online payor-specific negotiated charges and de-identified minimum and maximum charges. Some price transparency obligations apply only to payors. For example, CMS requires health insurers to publish online charges negotiated with providers for healthcare services, and health insurers must provide online price comparison tools to help individuals get personalized cost estimates for covered items and services. Other industry participants, such as private payors and large employer groups and their affiliates, may also introduce financial or delivery system reforms. For example, in recent years, there have been trends influenced by private and/or public payors toward enrollment in managed care programs, favoring outpatient care over inpatient care, and provider consolidation. These issues are further discussed in the section titled “Risk factors—Risks related to regulation.”

Program integrity and fraud and abuse

Participation in any federal healthcare program, including the Medicare and Medicaid programs, is heavily regulated by statute and regulation. If a hospital fails to comply with the numerous conditions of participation in the Medicare and Medicaid programs or performs certain prohibited acts, the hospital’s participation in the federal healthcare programs may be terminated, or civil and/or criminal penalties may be imposed. Further, any person or entity that knowingly and willfully defrauds or attempts to defraud a healthcare benefit program, including private healthcare plans, may be subject to fines, imprisonment or both. Additionally, any person or entity that knowingly and willfully falsifies or conceals a material fact or makes any material false or fraudulent statements in connection with the delivery or payment of healthcare services by a healthcare benefit plan is subject to a fine, imprisonment or both. Civil monetary penalties are adjusted annually based on updates to the consumer price index.

Anti-Kickback Statute

The federal Anti-Kickback Statute is a criminal law that prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid. Actual knowledge of the statute or specific intent to violate it is not required to commit a violation. Moreover, courts have interpreted this statute broadly and held that there is a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. Further, submission of a claim for services or items generated in violation of the Anti-Kickback Statute may be subject to additional penalties under the FCA as a false or fraudulent claim. Violations of the Anti-Kickback Statute may result in substantial criminal fines for each violation, imprisonment, substantial civil monetary penalties per violation that are subject to annual adjustment based on updates to the consumer price index, and damages of up to three times the total amount of the remuneration and/or mandatory exclusion from participation in government healthcare programs, including Medicare and Medicaid.

The OIG is one entity responsible for identifying and investigating fraud and abuse activities in federal healthcare programs. The OIG has promulgated “safe harbor” regulations that shield arrangements that fully comply with a safe harbor from prosecution. The failure of a particular activity to comply with the safe harbor regulations does not necessarily mean that the activity violates the Anti-Kickback Statute. Rather, the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties’ intent and the arrangement’s potential for abuse. However, failure to comply with a safe harbor may lead to increased scrutiny by government enforcement authorities.

As part of its duties, the OIG provides guidance to healthcare providers by identifying types of activities that could violate the Anti-Kickback Statute through various methods, including advisory opinions and “Special Fraud Alerts.” These Special Fraud Alerts do not have the force of law, but identify features of arrangements or transactions that the government believes may cause the arrangements or transactions to violate the Anti-Kickback Statute or other federal healthcare laws. The OIG has identified several incentive arrangements that constitute suspect practices, including: (a) JVs with physicians and other referral sources, (b) payment of any incentive by a hospital each time a physician refers a patient to the hospital, (c) the use of free or significantly discounted office space or equipment in facilities usually located close to the hospital, (d) provision of free or significantly discounted billing, nursing or other staff services, (e) free training for a physician’s office staff in areas such as management techniques and laboratory techniques, (f) guarantees which provide, if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder, (g) low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital, (h) payment of the costs of a physician’s travel and expenses for conferences, (i) coverage on the hospital’s group health insurance plans at an inappropriately low cost to the physician, (j) payment for services (which may include consultations at the hospital) which require few, if any, substantive duties by the physician, (k) purchasing goods or services from physicians at prices in excess of their fair market value, (l) rental of space in physician offices, at other than fair market value terms, by persons or entities to which physicians refer, and (m) physician-owned entities (frequently referred to as physician-owned distributorships or PODs) that derive revenue from selling, or arranging for the sale of, implantable medical devices ordered by their physician-owners for use on procedures that physician-owners perform on their own patients at hospitals or ASCs. The OIG has encouraged persons having information about hospitals who offer the above types of incentives to physicians to report such information to the OIG.

The OIG also issues “Special Advisory Bulletins” as a means of providing guidance to healthcare providers. These bulletins, along with the Special Fraud Alerts, have focused on certain arrangements that could be subject to heightened scrutiny by government enforcement authorities, including: (a) contractual JV arrangements and other JV arrangements between those in a position to refer business, such as physicians, and those providing items or services for which Medicare or Medicaid pays, and (b) certain “gainsharing” arrangements (i.e., the practice of giving physicians a share of any reduction in a hospital’s costs for patient care attributable in part to the physician’s efforts).

In addition to issuing Special Fraud Alerts and Special Advisory Bulletins, the OIG issues compliance program guidance for certain types of healthcare providers. The OIG guidance identifies a number of risk areas under federal fraud and abuse statutes and regulations. These areas of risk include compensation arrangements with physicians, recruitment arrangements with physicians and JV relationships with physicians.

We have a variety of financial relationships with physicians who refer patients to our hospitals. Physicians own equity or other financial interests in a number of our facilities. Physicians may also own our stock. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases, management agreements and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals. These incentives include reimbursement for certain direct expenses, including relocation costs, income guarantees and, in some cases, loans. Although we strive to comply with the Anti-Kickback Statute, taking into account available guidance including the “safe

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

harbor” regulations, we cannot assure you that regulatory authorities will not determine otherwise. If that happens, we could be subject to criminal and civil penalties and/or exclusion from participating in Medicare, Medicaid, or other government healthcare programs. Civil monetary penalties are increased annually based on updates to the consumer price index.

Stark Law

The Social Security Act also includes a provision commonly known as the “Stark Law.” This law prohibits physicians from making “referrals” for “designated health services,” payable by Medicare or Medicaid, to entities with which the physician or an immediate family member of the physician has a “financial relationship,” unless an exception applies. The Stark Law further prohibits entities that provide designated health services reimbursable by Medicare and Medicaid from billing the Medicare and Medicaid programs (or billing another individual, entity or third party payor) for any items or services that result from a prohibited referral, and requires the entities to refund amounts received for items and services provided pursuant to the prohibited referral on a timely basis. The term “designated health services” includes, among other things, inpatient and outpatient hospital services, home health services, and clinical laboratory services. These types of referrals are commonly known as “self-referrals.” The Stark Law is a strict liability statute, and sanctions for violating the Stark Law include denial of payment, substantial civil monetary penalties per claim submitted and exclusion from the federal healthcare programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA. The statute also provides for a penalty for a circumvention scheme. These penalties are updated annually based on changes to the consumer price index.

There are ownership and compensation arrangement exceptions to the self-referral prohibition. There are exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. A financial relationship must comply with every requirement of a Stark Law exception or the arrangement is in violation of the Stark Law. From time to time, the federal government has issued regulations that interpret the provisions included in the Stark Law, but it is unclear how the government will interpret many of these exceptions for enforcement purposes. Further, we do not always have the benefit of significant regulatory or judicial interpretation of the Stark Law and its implementing regulations. We attempt to structure our relationships with physicians and physician-owned entities, including our physician-owned hospitals, to comply with the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot assure that every relationship complies fully with the Stark Law.

The Stark Law contains an exception, commonly referred to as the “whole-hospital” exception, allowing physicians to refer to a hospital if the physician owns an interest in an entire hospital, as opposed to an ownership interest in a hospital department. A hospital is physician-owned if any physician, or an immediate family member of a physician, holds debt, stock or other types of investment in the hospital or in any owner of the hospital, excluding physician ownership through publicly traded securities that meet certain conditions. The hospital must have had physician ownership in place as of March 23, 2010, and a Medicare provider agreement effective as of December 31, 2010 and meet additional “grandfathering” requirements imposed by the Affordable Care Act. These requirements prohibit physicians from increasing the aggregate percentage of their ownership in the hospital and restrict the ability of physician-owned hospitals from expanding the capacity of their aggregate licensed beds, operating rooms and procedure rooms, beyond the ownership percentage and capacities in place in 2010. The whole hospital exception also prohibits conditioning any physician ownership directly or indirectly on the owner making or influencing referrals, offering any ownership interests to physician owners on more favorable terms than those offered to non-physicians and providing any guarantee to physician

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

owners to purchase other business interests related to the hospital. In addition, a grandfathered hospital cannot have been converted from an ambulatory surgery center to a hospital.

The whole-hospital exception also contains additional public disclosure requirements. For example, CMS regulations require physician-owned hospitals and their physician owners to disclose certain ownership information to patients. Physician-owned hospitals that receive referrals from physician owners must disclose in writing to patients that such hospitals are owned by physicians and that patients may receive a list of the hospitals’ physician investors upon request. A physician-owned hospital must require all physician owners who are members of the hospital’s medical staff to agree, as a condition of continued medical staff membership or admitting privileges, to disclose in writing to all patients whom they refer to the hospital their (or an immediate family member’s) ownership interest in the hospital. A grandfathered physician-owned hospital also must disclose on its website and in any public advertising the fact that it has physician ownership. In addition, grandfathered physician-owned hospitals must have procedures in place that require each referring physician owner to disclose to patients, with enough notice for the patient to make a meaningful decision regarding receipt of care, the physician’s ownership interest and, if applicable, any ownership interest held by the treating physician. If a hospital fails to comply with these regulations, the hospital could lose its Medicare provider agreement and be prevented from participating in Medicare.

Similar state laws

Many states in which we operate have adopted statutes and/or regulations that prohibit the payment of kickbacks or any type of remuneration in exchange for patient referrals and that prohibit healthcare providers from, in certain circumstances, referring a patient to a healthcare facility in which the provider has an ownership or investment interest. While these statutes generally mirror the Anti-Kickback Statute and the Stark Law, they may vary widely in their scope and application. Some are specifically limited to healthcare services that are paid for in whole or in part by the Medicaid program; others apply regardless of the source of payment for care, extending to commercial payors and to patient out-of-pocket spending; and others apply only to state-defined designated services, which may differ from the designated health services under the Stark Law. In addition, many states have adopted statutes that mirror the FCA and that prohibit the filing of a false or fraudulent claim with a state governmental agency. However, these laws, rules and regulations have typically been the subject of limited judicial and regulatory interpretation. These statutes typically provide for criminal and civil penalties, as well as loss of licensure. A determination of non-compliance with the applicable state healthcare laws, rules, and regulations could subject our surgical facilities to civil and criminal penalties and could have a material adverse effect on our operations.

We are also subject to various state insurance statutes and regulations that prohibit us from submitting inaccurate, incorrect or misleading claims. Many state insurance laws and regulations are broadly worded and could be implicated, for example, if our facilities were to adjust an out-of-network co-payment or other patient responsibility amounts without fully disclosing the adjustment on the claim submitted to the payor. If we were found to be in violation of a state’s healthcare or insurance laws or regulations, such a determination could subject our facilities to civil and criminal penalties and have an adverse effect on our financial position and results of operations.

Clinical laboratory regulation

Our clinical laboratories are subject to federal oversight under CLIA, which extends federal oversight to most clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. Clinical laboratories that are subject to CLIA must meet quality assurance, quality control

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

and personnel standards. These laboratories also must undergo proficiency testing and are subject to periodic inspections. Standards for testing under CLIA are based on the complexity of the tests performed by the laboratory, with tests classified as “high complexity,” “moderate complexity” or “waived.” Laboratories performing high complexity testing are required to meet more stringent requirements than moderate complexity laboratories. Laboratories performing only waived tests, which are tests determined by the Food and Drug Administration to have a low potential for error and requiring little oversight, may apply for a certificate of waiver exempting them from most of the requirements of CLIA. Our operations may also be subject to state and local laboratory regulation. CLIA provides that a state may adopt laboratory regulations different from or more stringent than those under federal law, and a number of states have implemented their own laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or require maintenance of certain records.

False Claims Act

We are subject to state and federal laws that govern the submission of claims for reimbursement and prohibit the making of false claims or statements. One of the most prominent of these laws is the FCA, which may be enforced by the federal government directly or by a qui tam plaintiff, or whistleblower, on the government’s behalf. The government may use the FCA to prosecute Medicare and other government program fraud in areas such as coding errors, billing for services not provided and submitting false cost reports. In addition, the government takes the position that the FCA applies to payments made in connection with the Exchanges created under the Affordable Care Act, if those payments include any federal funds. When a private party brings a qui tam action under the FCA, the defendant is not made aware of the lawsuit until the government commences its own investigation or makes a determination whether it will intervene. When a defendant is determined to have violated the FCA, the defendant may be required to pay three times the actual damages sustained by the government, plus substantial civil penalties per false claim. These civil monetary penalties are adjusted annual based on updates to the consumer price index.

There are many potential bases for liability under the FCA. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The FCA defines the term “knowingly” broadly to include not only actual knowledge of a claim’s falsity, but also reckless disregard of the truth of the information, or deliberate ignorance of the truth or falsity of a claim. Specific intent to defraud is not required. Submission of claims for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Whistleblowers and the federal government have taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Stark Law, have thereby submitted false claims under the FCA. False claims under the FCA also include the knowing and improper failure to report and refund amounts owed to the government in a timely manner following identification of an overpayment. An overpayment is deemed to be identified when a person has, or should have through reasonable diligence, determined that an overpayment was received and quantified the overpayment.

Every entity that receives at least $5 million annually in Medicaid payments must have written policies for all employees, contractors and agents providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the FCA, and similar state laws. A number of states have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. Federal law provides an incentive to states to enact false claims laws that are comparable to the FCA. From time to time, companies in the healthcare industry, including ours, may be subject to actions under the FCA or similar state laws.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Other fraud and abuse provisions

Providers can face substantial criminal and civil monetary penalties and exclusion from state and federal healthcare programs for a number of activities that are prohibited by fraud and abuse laws, including gainsharing arrangements, billing Medicare amounts that are substantially in excess of a provider’s usual charges, offering remuneration to influence a Medicare or Medicaid beneficiary’s selection of a healthcare provider, contracting with an individual or entity known to be excluded from a federal healthcare program, and making or accepting a payment to induce a physician to reduce or limit services. False claims include, but are not limited to, billing for services not rendered or for misrepresenting actual services rendered in order to obtain higher reimbursement, billing for unnecessary goods and services and cost report fraud. Further, civil penalties may be imposed for the failure to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. HHS may, and in some cases is required to, exclude individuals and entities that HHS determines have committed an act in violation of applicable fraud and abuse laws or improperly filed claims in violation of such laws from participating in any federal healthcare program. For example, HHS has the ability to exclude from Medicare and Medicaid any business entities and any investors, officers and managing employees associated with business entities that have committed healthcare fraud, even if the officer or managing employee had no knowledge of the fraud. This standard does not require that specific intent to defraud. It is also a crime to defraud any commercial healthcare benefit program.

Some of these provisions require a lower burden of proof than other fraud and abuse laws, including the Anti-Kickback Statute. Federal and state governments increasingly use the federal Civil Monetary Penalties Law, especially where they believe they cannot meet the higher burden of proof requirements under the Anti-Kickback Statute. These penalties will be updated annually based on changes to the consumer price index.

In addition, EKRA establishes criminal penalties for paying, receiving, soliciting or offering any remuneration in return for referring a patient to a laboratory, clinical treatment facility or recovery home, or in exchange for an individual using the services of one of these entities. The EKRA prohibitions apply to services covered by government healthcare programs and by private health plans. There is limited guidance with respect to the application of EKRA.

Corporate practice of medicine; fee-splitting

In some states, laws and regulations, guidance from professional licensing boards or state attorneys general and judicial doctrines prohibit corporations and other entities not owned by physicians or other permitted health professionals from practicing medicine and other professions. Such laws and doctrines have been interpreted in some states to prohibit employing physicians and other professionals and undertaking activities that could be seen as exercising control over healthcare provider professional judgment. Some states also have adopted laws and regulations that prohibit direct or indirect payments to, or entering into fee-splitting arrangements with, physicians and unlicensed persons or business entities. These laws vary from state to state and are often vague and subject to interpretation by state medical boards, state attorneys general and other regulatory authorities. We attempt to structure our arrangements with healthcare providers to comply with the relevant state law. However, we cannot provide assurance that governmental officials responsible for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of these laws. These laws may also be interpreted by the courts in a manner inconsistent with our interpretations. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

rescission of business arrangements. In addition, agreements between the corporation and the physician may be considered void and unenforceable.

Data privacy, security and exchange

Numerous state and federal laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. For example, the privacy and security regulations promulgated pursuant to HIPAA regulate the use and disclosure of PHI and require covered entities, including health plans and most healthcare providers to, among other things, implement administrative, physical and technical safeguards to protect the security of such information. Certain provisions of the security and privacy regulations apply to business associates (entities that handle individually identifiable health information on behalf of covered entities), and business associates are subject to direct liability for violation of these provisions. In addition, a covered entity may be subject to penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity.

Covered entities must report breaches of unsecured PHI to affected individuals without unreasonable delay but not to exceed 60 days of discovery of the breach by a covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. HHS is required to publish on its website a list of all covered entities that report a breach involving more than 500 individuals. Business associates must report breaches of unsecured PHI to covered entities without unreasonable delay and in no case later than/within 60 days of discovery of the breach by the business associate or its agents. All non-permitted uses or disclosures of unsecured PHI are presumed to be breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving individually identifiable information.

Failure to comply with the HIPAA privacy and security standards may result in criminal penalties and in substantial civil penalties per violation. The civil penalties are adjusted annually based on updates to the consumer price index. HHS is also required to perform compliance audits. In addition to enforcement by HHS, state attorneys general are authorized to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. HHS may resolve HIPAA violations through informal means, such as allowing a covered entity to implement a corrective action plan, but HHS has the discretion to move directly to impose monetary penalties and is required to impose penalties for violations resulting from willful neglect. While HIPAA does not create a private right of action allowing individuals to sue covered entities or business associates for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Our facilities also are subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the FTC uses its consumer protection authority to initiate enforcement actions in response to data breaches.

Privacy and security laws, regulations, and other obligations are constantly evolving and, in some cases, may conflict with each other, which complicates compliance efforts. We may be required to modify our data

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

processing practices and policies and to incur substantial costs in order to comply. Actual or suspected failure to comply with applicable requirements can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing, and may damage our reputation.

Healthcare providers and industry participants are also subject to a growing number of requirements intended to promote the interoperability and exchange of patient health information. For example, healthcare providers and certain other entities are subject to information blocking restrictions pursuant to the 21st Century Cures Act that prohibit practices that are likely to interfere with the access, exchange or use of electronic health information, except as required by law or specified by HHS as a reasonable and necessary activity. Violations may result in penalties or other significant disincentives. In November 2023, HHS issued a proposed rule to establish disincentives for certain types of providers. If finalized, hospitals found to have committed information blocking would not qualify as “meaningful electronic health record users” under the Medicare Promoting Interoperability Program and as a result would lose 75% of the annual market basket increase they would otherwise receive.

EMTALA

EMTALA is a federal law that imposes requirements regarding the care that must be provided to anyone seeking care who comes to a facility that provides emergency medical services before that individual may be transferred to another facility or otherwise denied care. The obligation of a facility to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. The government broadly interprets EMTALA to cover situations in which individuals do not actually present to a hospital’s emergency room, but present for emergency examination or treatment to the hospital’s campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. The government has expressed its intent to investigate and enforce EMTALA violations actively. Hospitals may face conflicting interpretations of EMTALA’s requirements, particularly with respect to state laws that limit access to abortion or other reproductive health services. For example, in July 2022, CMS provided guidance regarding EMTALA obligations specific to patients who are pregnant or are experiencing pregnancy loss and the preemption of state law, which the agency subsequently revised. This guidance is the subject of legal challenges, including pending cases in Texas and Idaho that currently have allowed state restrictions to remain in effect or stayed or limited application of CMS guidance as the cases continue.

Sanctions for failing to fulfill the EMTALA requirements include exclusion from participation in Medicare and Medicaid programs and civil money penalties, which are increased annually based on updates to the consumer price index. In addition, an injured individual, the individual’s family or a medical facility that suffers a financial loss as a direct result of a hospital’s violation of the law can bring a civil suit against the hospital.

Cybersecurity Incident

In November 2023, we determined that the Cybersecurity Incident had impacted and disrupted a number of our operational and information technology systems. Upon detecting the Cybersecurity Incident, we quickly activated our incident response protocols and implemented a series of containment and remediation measures, including engaging the services of cybersecurity experts and incident response professionals. We also promptly launched an investigation, engaging external counsel to support the investigation and involving federal and state law enforcement. During this time, our hospitals remained operational and continued to deliver patient care utilizing established downtime procedures; however, we advised local EMS systems and other providers to

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

divert emergency ambulance transports to other facilities for a few days until the Cybersecurity Incident had been contained. As a result of our investigation, we determined that the unauthorized actor acquired a copy of certain personal information and PHI of a limited number of our patients and personal information of certain of our employees but did not gain access to our EHR platform. We have cooperated with law enforcement authorities that have made inquiries into the Cybersecurity Incident and have been in contact with, and complied with, the requirements of various governmental authorities that require notification of such incidents. Additionally, because of the time taken to contain and remediate the Cybersecurity Incident, our online electronic billing systems were not functioning at their full capacities and certain billing, reimbursement and payment functions were delayed.

We estimate the Cybersecurity Incident had an adverse pre-tax impact of approximately $74 million during the year ended December 31, 2023. This estimate includes lost revenues from the associated business interruption and costs to remediate the issue, net of insurance proceeds. While our operations were no longer materially disrupted as of March 31, 2024 or December 31, 2023, we continued to experience delays in billing claims and obtaining reimbursements and payments through the first quarter of 2024, and will incur certain expenses related to the Cybersecurity Incident, including expenses to defend claims brought by individuals (including class actions) and other expenses related to the Cybersecurity Incident. The full scope of the costs and related impacts of the Cybersecurity Incident, including any future impact on our financial condition and results of operations, as well as the extent to which these costs will be offset by our cybersecurity insurance, has not been determined. We have taken steps to ensure that the data appropriated is deleted by the unauthorized actor, although we cannot guarantee this result. Out of an abundance of caution, we have offered credit monitoring and identity theft protection services to all persons whose personal information was involved in the incident.

As a result of the Cybersecurity Incident, we have become subject to multiple lawsuits. To our knowledge as of the date of this prospectus, three class actions were filed against us in the U.S. District Court, Middle District of Tennessee, purporting to represent classes of persons whose personal information and PHI were affected by the Cybersecurity Incident. These cases are being consolidated by the court. The consolidated case asserts a variety of common law and statutory claims based on allegations that we failed to use reasonable security procedures and practices to safeguard personal information, and seek monetary and statutory damages, injunctive relief and other related relief.

We have received inquiries from certain federal and state regulators related to the Cybersecurity Incident and intend to respond to these inquiries and cooperate fully with regulators. While we believe it is reasonably possible that we may incur losses associated with the above described proceedings, it is not possible to estimate the amount of loss or range of loss, if any, that might result from adverse judgments, settlements, or other resolutions given the stage of these proceedings, the absence of specific allegations regarding the alleged damages, the uncertainty as to the certification of a class or classes and the size of any certified class, if applicable, and/or the lack of resolution of significant factual and legal issues. Additional lawsuits and claims related to the Cybersecurity Incident may be asserted by or on behalf of persons seeking damages or other related relief, and governmental agencies may open inquiries or investigations into the incident. We are pursuing insurance coverage in relation to costs and liabilities incurred due to the Cybersecurity Incident.

We have incurred, and may continue to incur, certain expenses related to the Cybersecurity Incident, including expenses to defend claims brought by individuals (including class actions) and other expenses related to the Cybersecurity Incident. The full scope of the costs and related impacts of this incident, including any future impact on our financial condition and results of operations, as well as the extent to which these costs will be offset by our cybersecurity insurance, has not been determined.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Legal proceedings and healthcare industry investigations

From time to time, claims and suits arise in the ordinary course of our business. In certain of these actions, plaintiffs request punitive or other damages against us that may not be covered by insurance. In addition, companies in the healthcare industry may be, and we are currently, subject to actions under the FCA or similar state laws, which may be enforced by the federal government or a state government directly or by a qui tam plaintiff, or whistleblower, on the government’s behalf. Apart from instances disclosed below, we do not believe that we are a party to any proceeding that, in our opinion, could have a material adverse effect on our business, financial condition or results of operations.

Significant media and public attention has focused in recent years on the hospital industry. This media and public attention, changes in government personnel and other factors have led to increased scrutiny of the healthcare industry. Our substantial Medicare, Medicaid and other governmental billings may result in heightened scrutiny of our operations. Because the laws and regulations applicable to the healthcare industry are complex and constantly evolving, governmental investigations or litigation may result in interpretations that are inconsistent with our or industry practices. There are heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry.

Both federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the healthcare area. Through the national Health Care Fraud and Abuse Control Program, the OIG and the DOJ coordinate federal, state and local law enforcement activities with respect to healthcare fraud against both public and private health plans. The OIG and the DOJ have, from time to time, established national enforcement initiatives, targeting hospital providers that focus on specific billing practices or other suspected areas of abuse. In addition, governmental agencies and their agents, such as MACs, fiscal intermediaries and carriers, may conduct audits of our healthcare operations. Private third-party payors may conduct similar post-payment audits, and we also perform internal audits and monitoring.

In addition to national enforcement initiatives, federal and state investigations have addressed a wide variety of routine healthcare operations such as: cost reporting and billing practices; financial arrangements with referral sources; physician recruitment activities; physician JVs; and hospital charges and collection practices for self-pay patients. We engage in many of these routine healthcare operations and other activities that have been and could be in the future the subject of governmental investigations or inquiries. Any investigations of the Company, our executives or managers could result in significant liabilities or penalties to us, as well as adverse publicity.

As a result of the Cybersecurity Incident, we have become subject to multiple lawsuits. To our knowledge as of the date of this prospectus, three class actions were filed against us in the U.S. District Court, Middle District of Tennessee, purporting to represent classes of persons whose personal information and PHI were affected by the incident. These cases are being consolidated by the court. The consolidated case asserts a variety of common law and statutory claims based on allegations that we failed to use reasonable security procedures and practices to safeguard personal information, and seek monetary and statutory damages, injunctive relief and other related relief.

In addition, we have provided all required notices to and received inquiries from certain federal and state regulators related to the incident. We intend to respond to these inquiries and cooperate fully with regulators. While we believe it is reasonably possible that we may incur losses associated with the above described proceedings, it is not possible to estimate the amount of loss or range of loss, if any, that might result from

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

adverse judgments, settlements, or other resolutions given the stage of these proceedings, the absence of specific allegations regarding the alleged damages, the uncertainty as to the certification of a class or classes and the size of any certified class, if applicable, and/or the lack of resolution of significant factual and legal issues. Additional lawsuits and claims related to the incident may be asserted by or on behalf of persons seeking damages or other related relief, and governmental agencies may open inquiries or investigations into the incident. We are pursuing insurance coverage in relation to costs and liabilities incurred due to the incident.

Environmental matters

We are subject to various federal, state and local environmental, health and safety laws and regulations, including those relating to the protection of human health and the environment. The principal environmental requirements applicable to our operations relate to:

•	the proper handling and disposal of solid waste, medical and pharmaceutical waste, hazardous waste, universal waste and low-level radioactive medical waste;

•	the proper use, storage and handling of mercury, radioactive materials and other hazardous materials;

•	registration and licensing of radiological equipment;

•	management of underground and above-ground storage tanks;

•	management of hydraulic fluid or oil associated with elevators, chiller units or other equipment;

•	management of asbestos-containing materials or lead-based paint present or likely to be present at some locations;

•	air emission permits and standards for boilers or other equipment; and

•	wastewater discharge permits or requirements.

We do not expect our obligations under these or other applicable environmental, health and safety laws and requirements to have a material effect on us. In our operations, we also may identify other conditions at our facilities, such as water intrusion or the presence of mold or fungus, which may warrant additional maintenance or management of such conditions, and we can incur additional costs to address those conditions. Under various environmental laws, we also may be required to investigate, clean up or contribute to the cost of cleaning up hazardous substances or wastes that have been released into the environment either at properties owned or operated by us or our predecessors or at other properties to which hazardous substances or wastes from our operations were sent for off-site treatment or disposal. These obligations may be imposed without regard to fault, and liability for environmental remediation can be substantial. While we cannot predict whether or to what extent we might be held responsible for such cleanup costs in the future, as of the date of this prospectus, we have not identified any environmental cleanup costs or liabilities that would be expected to have a material effect on us.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Insurance

Professional and general liability

We maintain claims-made professional liability insurance coverage and occurrence-based general liability insurance coverage with independent third-party carriers. These third-party policies cover claims totaling up to $100.0 million, per occurrence and in the aggregate, subject, in most cases, to a $7.5 million self-insured retention per occurrence during the years ended December 31, 2023, 2022, and 2021.

The total costs for professional and general liability insurance are based on our premiums and retention costs and were $18.5 million and $13.6 million for the three months ended March 31, 2024 and 2023, respectively, and $55.5 million, $100.6 million and $75.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Workers compensation and occupational injury liability

We maintain workers’ compensation liability insurance with statutory limits and employer liability policy limits of $1.0 million for each occurrence from an unrelated commercial insurance carrier subject, in most cases, to a $500,000 deductible per occurrence.

We are a non-subscriber to workers’ compensation insurance in the State of Texas, which offers an occupational injury benefit program for work-related illnesses and injuries. We purchase excess coverage for the occupational injury benefit program from an independent third-party carrier for claims up to $25.0 million per occurrence or $5.0 million per person, subject to a $250,000 deductible per occurrence.

The total costs for workers’ compensation liability insurance are based on our premiums and retention costs and were $2.4 million and $2.6 million for the three months ended March 31, 2024 and 2023, respectively, and $6.6 million, $7.5 million and $12.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Human capital resources

As of March 31, 2024, we had more than 24,000 total employees, including more than 18,400 full time employees and more than 1,300 employed providers. As of March 31, 2024, approximately 285 employees at the Hackensack Meridian Mountainside Medical Center were represented by two labor unions and the Hackensack Meridian Mountainside Medical Center is party to two collective bargaining agreements. There are no outstanding labor disputes. We consider our employee relations to be good and we have not experienced any work stoppages. In our markets and throughout the healthcare industry, there is currently a shortage of nurses and other medical support personnel.

We recruit and retain nurses and medical support personnel by creating desirable, professional work environments and offering competitive wages, benefits and long-term incentives. In addition, we provide career development and other training programs. In order to supplement our current employee base, we intend to expand our relationships with colleges, universities, and other medical education institutions in our markets and recruit nurses and other medical support personnel from abroad.

Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of our individual hospitals and may be on the medical staff of several hospitals, including hospitals not affiliated with us. A physician who is not an employee can terminate his affiliation with our hospital at any time. Although we

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

employ or are responsible for the employment of a number of physicians in all of our markets, a physician does not have to be an employee of ours to be a member of the medical staff of one of our hospitals. Any licensed physician may apply to be admitted to the medical staff of any of our hospitals, but admission must be approved by that hospital’s medical staff and board of trustees.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

The following table sets forth information as of     , 2024 regarding certain individuals who are expected to serve as our executive officers, other key employees and directors of Ardent Health Partners, Inc. upon the consummation of this offering:

NAME	AGE	POSITION

Executive Officers:

Martin J. Bonick		President and Chief Executive Officer, Director

Alfred Lumsdaine		Chief Financial Officer

Stephen C. Petrovich		Executive Vice President, General Counsel and Secretary

David Schultz		President of Hospital Operations

Ethan Chernin		President of Health Services

Other Key Employees:

Frank J. Campbell		Chief Medical Officer

Anika Gardenhire		Chief Digital and Information Officer

Lisa Dolan		Chief Nursing Officer

Joanne Hardin		Chief Quality Officer

Carolyn Schneider		Chief Human Resources Officer

Jason Ehrlinspiel		Chief Compliance Officer

David Byers		Senior Vice President, Chief Accounting Officer

Robert Coscione		Senior Vice President, Payor Strategies

Ashley Crabtree		Senior Vice President, Treasurer

Richard Haun		Operations Chief Financial Officer

John Latina		Senior Vice President, Chief of Enterprise Services

Michael Matthews		President, Physician Services

Donald Baker		Regional President, Lone Star Region

Joe DeSchryver		Regional President, Americas

Kevin Gross		Regional President, Oklahoma

Troy Greer		Market President, New Mexico

Non-Employee Directors:

Mark Sotir		Chair of the Board

Peter Bulgarelli		Director

Peter Bynoe		Director

Suzanne Campion		Director

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

NAME	AGE	POSITION

William Goodyear		Director

Ellen Havdala		Director

Edmondo Robinson		Director

Rahul Sen		Director

Philip Tinkler(1)		Director

Rob Webb		Director

(1)	Mr. Tinkler will resign from our Board effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

The following are brief biographies describing the backgrounds of our executive officers, other key employees and non-employee directors:

Executive officers

Martin (“Marty”) J. Bonick. Mr. Bonick has served as our president and chief executive officer since August 2020. Prior to joining Ardent, Mr. Bonick served as chief executive officer of PhyMed Healthcare Group, a national provider of anesthesia and pain management services, from September 2017 to August 2020. Mr. Bonick served as division president at Community Health Systems from January 2014 to August 2017 and as vice president of operations from November 2011 to January 2014. Mr. Bonick served as chief executive officer of Jewish Hospital from February 2008 to September 2011 and was senior vice president of operations for Jewish Hospital & St. Mary’s Healthcare from February 2008 to September 2011. Mr. Bonick served as chief executive officer of OSU Medical Center at Ardent-affiliated Hillcrest HealthCare System from 2005 to 2008. Mr. Bonick is a fellow in the American College of Healthcare Executives, has served as a board member of the Federation of American Hospitals since September 2020, Ensemble since July 2023, Via College of Medicine – Auburn Advisory Board since August 2015 and Community Hospital Corporation since June 2021. He previously served as a board member for PRO Unlimited from August 2018 to August 2021 and Right Sourcing, Inc. from August 2018 to August 2021. Mr. Bonick holds dual master’s degrees from Washington University in St. Louis in healthcare administration and information management and an undergraduate degree in psychology from the University of Illinois.

Alfred Lumsdaine. Mr. Lumsdaine has served as our chief financial officer since September 2021. As chief financial officer, he provides financial oversight across all our organization activities and assets, as well as development and execution of Ardent’s long-range financial plans. Prior to joining Ardent, Mr. Lumsdaine served as executive vice president of finance of Quorum Health Corporation (“Quorum”) from February 2018 through March 2018 and then served as executive vice president and chief financial officer of Quorum from April 2018 to July 2021, where he oversaw financial operations for the company’s acute care hospitals and led a major financial restructuring and other strategic initiatives. From 2016 to 2018, he was president of Population Health for Sharecare, Inc. Mr. Lumsdaine spent almost 15 years at Healthways from 2002 to August 2016 in various roles including controller, chief accounting officer and chief financial officer. Mr. Lumsdaine also served as treasurer and controller at Logisco from 2000 to 2002; vice president of corporate finance at Aegis Therapies from 1998 to 2000; corporate controller at Theraphysics in 1997; and assistant vice president of internal audit at Willis North America Inc. from 1996 to 1997. Mr. Lumsdaine began his career at Ernst & Young

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

from 1988 to 1996 where he was in the external audit practice with a focus on healthcare. Mr. Lumsdaine earned both an undergraduate and a master’s degree in accounting from the University of Tennessee.

Stephen C. Petrovich. Mr. Petrovich has served as our executive vice president, general counsel and secretary since our formation in 2001 and was general counsel to our predecessor company, Behavioral Healthcare Corporation, since 2000. Prior to joining Ardent, Mr. Petrovich served as chief litigation counsel at Charter Behavior Health Systems from October 1997 to February 2000 and as an associate at Nelson Mullins Riley and Scarborough LLP and then the Kelly Law Firm from 1993 to 1997. Prior to that, Mr. Petrovich clerked for the Honorable Harold L. Murphy, federal district judge for the Northern District of Georgia from 1991 to 1993. Mr. Petrovich received a Juris Doctorate degree from the University of Georgia where he was Associate Notes Editor of the Georgia Law Review and received his undergraduate degree in political science and American history from DePauw University.

David Schultz. Mr. Schultz has served as president of hospital operations since December 2023. As president of hospital operations, he has oversight of our 30 hospitals and is responsible for overseeing key hospital-based functions, including access and transfer management, service line development and hospital-based providers. Previously, he was market president, New Mexico from March 2023 until December 2023, where he served as the chief executive officer of Lovelace Health System, which has five hospitals and 25 sites of care. Prior to joining Ardent, from November 2019 to July 2022, Mr. Schultz served as vice president of operations for Virginia Mason Franciscan Health, which encompasses 11 hospitals, nearly 5,000 employed and affiliated providers, and 18,000 team members. He served as market president, Peninsula Region of CHI Franciscan Health from August 2015 to November 2019 and president of Harrison Medical Center from December 2014 to November 2019. Prior to that, Mr. Schultz served as executive vice president and chief operating officer at Overlake Medical Center from September 2007 to November 2014. From January 2003 to September 2007, Mr. Schultz served as administrator and chief operating officer at Northwest Medical Center and, prior to that, as vice president of professional services for East Texas Medical Center from June 2000 to December 2002. Mr. Schultz is a fellow in the American College of Healthcare Executives. Mr. Schultz earned an undergraduate degree in economics from the University of Texas in Austin and a master’s degree in healthcare administration from Trinity University in San Antonio, Texas.

Ethan Chernin. Mr. Chernin has served as our president of health services since May 2024. As president of health services, Mr. Chernin has oversight of our physician practices and clinic operations as well as our ambulatory strategy and development, and supports our continued evolution toward value-based care through strategic growth efforts that address local healthcare needs. Prior to joining Ardent, Mr. Chernin served as senior vice president of population health and value improvement for Healthmap Solutions, Inc., a kidney population health management company, from October 2020 to May 2024. In this role, he was responsible for leading its provider engagement strategies, payor partnerships and population health initiatives. From July 2014 to September 2020, Mr. Chernin served as vice president of population health for BayCare Health System, a non-profit 16-hospital system across West Central Florida, and chief operating officer of BayCare Physician Partners, a clinically integrated network and accountable care organization. Prior to that, Mr. Chernin held senior leadership roles at Cleveland Clinic and University Hospitals in Cleveland, Ohio. Mr. Chernin earned an undergraduate degree in political science from the University of Michigan and a master of business administration degree in health systems management from Case Western Reserve University.

Other Key Employees

Frank J. Campbell. Dr. Campbell has served as our chief medical officer since September 2017. Dr. Campbell, as chief medical officer, works closely with hospital and division leadership, as well as medical staffs and physician

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

organizations to improve quality through system-wide outcomes measurement and performance improvement initiatives. He brings significant experience developing local and national quality programs across a variety of care settings. Prior to joining Ardent, Dr. Campbell was vice president of clinical services for Community Health Systems from May 2014 to September 2017, where he led quality improvement and value-based purchasing activities for the company’s 130 acute-care hospitals. From January 2013 to May 2014, he served as chief medical officer of both CareSpot Express Healthcare, an urgent care and occupational outpatient services organization, and 657-bed TriStar Centennial Medical Center from May 2011 to December 2012. A board-certified emergency medicine physician, Dr. Campbell holds a medical degree from Jefferson Medical College in Philadelphia and a master’s degree in business administration from Temple University in Philadelphia. He completed his residency at Cooper Hospital in Camden, New Jersey.

Anika Gardenhire. Ms. Gardenhire has served as our chief digital and information officer since September 2023. Ms. Gardenhire oversees the development and implementation of Ardent’s digital strategy across the organization. She is responsible for ensuring digital initiatives are fully integrated into Ardent’s strategic plan with a focus on leveraging data to support digital transformation. Ms. Gardenhire also oversees Ardent’s IT infrastructure and systems, as well as data strategy and governance. Prior to joining Ardent, Ms. Gardenhire served as chief digital officer and regional vice president of digital and clinical systems, and various other positions, at Centene Corporation from September 2021 to September 2023. From August 2015 to September 2020, she held various roles at Intermountain Healthcare, including assistant vice president of digital transformation, care transformation executive partner, and operations program administrator of iCentra. Ms. Gardenhire served as a manager at Deloitte Consulting from November 2013 to May 2015 and senior manager of clinical transformation at Leidos Health from November 2010 to November 2013. Ms. Gardenhire earned an ungraduated degree in nursing from the University of South Carolina’s Mary Black School of Nursing and a master’s degree in clinical informatics and management from Duke University.

Lisa Dolan. Ms. Dolan has served as our chief nursing officer since January 2022. Ms. Dolan oversees quality and safety initiatives as well as clinical education and development for more than 7,000 nurses across Ardent’s 30 hospitals and more than 200 sites of care. Ms. Dolan previously served as our vice president of clinical outcomes from November 2020 to January 2022. Prior to joining Ardent, Ms. Dolan served in various roles at Community Health Systems from June 2014 to November 2020, including chief executive officer, chief operating officer and chief nursing officer. From May 1990 to August 2013, Ms. Dolan served in various roles at Jewish Hospital & St. Mary’s Healthcare, including vice president and chief nursing officer. Ms. Dolan earned a bachelor of science degree in nursing from Spalding University and a master’s degree in nursing from Bellarmine University. Ms. Dolan is a registered nurse.

Joanne Hardin. Ms. Hardin has served as our chief quality officer since January 2022. In this role, Ms. Hardin oversees the quality, regulatory and patient safety initiatives for Ardent’s 30 hospitals and more than 200 sites of care. Ms. Hardin previously served as our assistant vice president of clinical outcomes from January 2018 to June 2018 and vice president of clinical outcomes from June 2018 to January 2022. Prior to joining Ardent, Ms. Hardin served as senior director of public reporting at Community Health Systems from May 2006 to December 2017 and as chief quality officer for Helena Regional Medical Center in Arkansas from May 2004 to May 2006. Ms. Hardin earned a bachelor of science degree in nursing from the Baptist College of Health Sciences and a master’s degree in business administration with a healthcare focus from Western Governor’s University. Ms. Hardin is a registered nurse.

Carolyn Schneider. Ms. Schneider has served as our chief human resources officer since June 2021. Prior to joining Ardent, from February 2018 to August 2020, she served as chief human resources officer at Corizon

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Health. From May 2016 to October 2017, Ms. Schneider served as vice president human resources at RCCH HealthCare Partners and from October 2007 to 2017, she served as senior vice president of human resources at Capella Healthcare. Prior to that, Ms. Schneider served as vice president of human resources at Attentus Healthcare from February 2005 to October 2007, as senior vice president, chief human resource officer at Gibson Brand Musical Instruments from June 2004 to February 2005, as vice president, human resources at WebMD from July 2001 to February 2004, and vice president of human resources at Medscape from July 1999 to November 2000. She is a member of the Society for Human Resource Management, American Society for Health Care Human Resources Administration and the Middle Tennessee SHRM Executive Forum. Ms. Schneider has been recognized with the Nashville Business Journal Women of Influence Award in 2011 and serves on the board of Gilda’s Club, the HR and Finance advisory committee to the board of Alive Hospice and is an active member of Impact100. Ms. Schneider earned a master’s degree in business administration from Vanderbilt University’s Owen School of Management.

Jason Ehrlinspiel. Mr. Ehrlinspiel has served as our chief compliance officer since May 2024. As chief compliance officer, Mr. Ehrlinspiel leads our corporate compliance program and is responsible for driving a culture of ethical business practices, regulatory compliance and integrity across the enterprise. Prior to joining Ardent, Mr. Ehrlinspiel served as senior litigation counsel for HCA Healthcare, Inc., from April 2018 to May 2024, where he was responsible for managing healthcare litigation matters, including governmental investigations and commercial litigation matters. Prior to this role, Mr. Ehrlinspiel served as an attorney in the U.S. Attorney’s Office in multiple states from June 2008 to April 2018. Mr. Ehrlinspiel received a Juris Doctorate degree from the University of Mississippi School of Law and earned an undergraduate degree in economics from the University of the South.

David Byers. Mr. Byers has served as our senior vice president and chief accounting officer since October 2022. He is responsible for Ardent’s financial reporting, real estate, tax, revenue accounting and shared services functions. He previously led Ardent’s internal audit function from June 2011 to October 2019 and served as controller from November 2019 to October 2022. Prior to joining Ardent, Mr. Byers held various assurance roles with Deloitte from June 2007 to June 2011 and PwC from August 2004 to June 2007. Mr. Byers earned an undergraduate degree in accounting from David Lipscomb University and a master’s degree in accountancy from the University of Tennessee. Mr. Byers is a certified public accountant.

Robert Coscione. Mr. Coscione has served as our senior vice president, payor strategies, since September 2021. Mr. Coscione is responsible for managing payor contracts across all corporate and facility-based service lines, advancing enterprise initiatives and managing payor relationships. Prior to joining Ardent, Mr. Coscione was vice president, payor strategy and managed care contracting for NorthBay Healthcare in California from December 2019 to September 2021. From December 2019 to September 2021, he served on the board of Western Health Advantage, a health maintenance organization. Previously, Mr. Coscione worked for various payors including Blue Cross Blue Shield from May 2016 to February 2020, Anthem Blue Cross from May 2016 to February 2019 and Aetna from September 2005 to May 2016, as well as providers such as Eisenhower Medical Center from January 1998 to June 2001 and Palomar Pomerado Health System from May 1993 to November 1996. Mr. Coscione earned an undergraduate degree in economics from California State University, San Bernadino.

Ashley Crabtree. Ms. Crabtree has served as our senior vice president, treasurer, since May 2003. With more than 30 years of experience in healthcare banking and finance, Ms. Crabtree oversees the strategic management of treasury for Ardent and its affiliates. Prior to joining Ardent, she served as vice president and treasurer of Quorum Health Group, Inc. from April 2000 to May 2001 and in various positions, including

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

managing director, for Bank of America from September 1986 to April 2000. Ms. Crabtree earned an undergraduate degree in business administration from the University of North Carolina at Chapel Hill.

Richard Haun. Mr. Haun has served as our operations chief financial officer since May 2022. Mr. Haun provides oversight for Ardent facilities in New Jersey, Kansas, New Mexico and East Texas. He previously served Ardent as chief financial officer at Lovelace Women’s Hospital from 2009 to 2010 and division chief financial officer for both the Lovelace and Americas divisions from January 2018 to April 2022. Prior to joining Ardent, Mr. Haun held financial leadership positions at other health systems, including senior vice president of Financial Operations for LHP Hospital Group, Inc. from June 2014 to March 2017, Florida Division chief financial officer for HMA from January 2013 to April 2014, Wuesthoff Health System Market chief financial officer from November 2010 to December 2012, chief financial officer for a variety of community hospitals for CHS from January 2005 to October 2008 and director of finance at LifeCare Management Services from April 2003 to December 2004. He started his career as a tax specialist at Ernst & Young from July 2000 to August 2001 Mr. Haun earned an undergraduate degree in accounting and a master’s degree in accounting and finance from the University of North Texas. He is a member of the Health Financial Management Association.

John Latina. Mr. Latina has served as our senior vice president, chief of enterprise services since January 2024 and previously served as operations chief financial officer since March 2022. Mr. Latina provides oversight of corporate business services for the Company. Prior to joining Ardent, Mr. Latina served as a vice president and then as senior vice president of financial operations for Quorum from April 2016 to August 2021. From 2009 to 2016, he served in a variety of financial and chief financial officer roles for Community Health Systems. Mr. Latina earned an undergraduate degree in accounting from the University of Mississippi and a master’s degree in accountancy from the University of Notre Dame. He is a certified public accountant.

Michael Matthews. Mr. Matthews has served as the president of Physician Services since April 2023. Mr. Matthews oversees medical group operations and works closely with providers to create greater alignment across the continuum of care. Mr. Matthews brings nearly 30 years of healthcare and legal experience to his role. Prior to joining Ardent, from December 2021 to April 2023, he was senior vice president of ScionHealth’s physician enterprise, which included 500 providers in 13 states. Previously, he served as regional vice president of physician services for Lifepoint Health from December 2018 to December 2021 and RCCH Healthcare Partners from June 2017 to December 2018. He also served as vice president of Holland Hospital Medical Groups from June 2012 to June 2017 and as an attorney at Clark Hill PLC from January 2009 to June 2012 and at Hall Render from November 2006 to June 2009. Mr. Matthews earned an undergraduate degree in healthcare administration from Concordia College and his Juris Doctorate degree from Western Michigan University.

Donald Baker. Mr. Baker has served as our regional president, Lone Star Region, since April 2023. Mr. Baker leads strategy and operations for Ardent’s operations in Texas, which includes 13 hospitals, an academic medical center, regional rehabilitation facilities, long-term acute services, free standing emergency centers, more than 45 physician clinics and an array of integrated outpatient and in-home healthcare services across a broad geographic footprint. He previously had worked at UT Health East Texas as the regional president since September 2021 and the regional chief operating officer and chief financial officer from October 2019 until September 2021. Prior to UT Health East Texas, he spent more than 30 years at Hillcrest HealthCare System from November 1985 to October 2019, serving the last ten years as chief financial officer for the market, which includes eight hospitals, more than 80 clinic locations and over 7,000 employees located throughout eastern Oklahoma. In his tenure in the system, Mr. Baker held various senior leader roles including oversight of managed care contracting and operations, decision support, financial operations and as hospital chief financial officer of a 700-bed urban academic medical center. Mr. Baker currently serves on the Texas Hospital

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Association’s Council on Policy Development. He earned an undergraduate degree in accounting from Langston University and is a certified public accountant.

Joe DeSchryver. Mr. DeSchryver has served as our regional president, Americas, since September 2023. Mr. DeSchryver oversees Ardent’s operations in Idaho, Kansas and New Jersey. He is responsible for efforts to ensure clinical and operational excellence and expand access to care across the region. Prior to joining Ardent, Mr. DeSchryver served as president of the south region for Steward Health Care from June 2021 to September 2023 and chief executive officer of Good Samaritan Hospital from January 2017 to June 2021. Previously, he spent 13 years at Sierra Vista Regional Medical Center, serving as chief executive officer from December 2013 to December 2017 and chief operating officer from 2005 to December 2013. He also previously served as chief operating officer for West Boca Medical Center from January 2002 to July 2005, assistant administrator of Hollywood Medical Center from 2000 to 2002 and a management consultant for RCA, Inc. from 1996 to 1998. Mr. DeSchryver earned an undergraduate degree from the University of Southern California and a master’s degree in business administration and master’s in health administration from Arizona State University.

Kevin Gross. Mr. Gross has served as our regional president, Oklahoma, since June 2010. Mr. Gross leads the operations of the Hillcrest HealthCare System, which includes Hillcrest Medical Center, Oklahoma Heart Institute, Hillcrest Hospital South, Bailey Medical Center, Hillcrest Hospital Claremore, Hillcrest Hospital Cushing, Hillcrest Hospital Henryetta, Tulsa Spine & Specialty Hospital, and the Utica Park Clinic physician group. Mr. Gross has more than 30 years of experience, working with all sectors of the hospital industry. He most recently served as senior vice president for hospital operations for RehabCare Group Inc. from 2008 to 2010. He served as president and CEO of United Regional Health Care System in Wichita Falls, Texas from 2000 to 2004; St. Luke’s Medical Center from 1997 to 2000; and Northwest Texas Healthcare System from 1988 to 1994. From 1994 to 1997, he served as president of HCA’s Midwest Division. He earned an undergraduate degree in biomedical engineering from Northwestern University and a master’s degree in business administration from the Wharton School of the University of Pennsylvania. He is a fellow in the American College of Healthcare Executives.

Troy Greer. Mr. Greer has served as our market president, New Mexico, since December 2023. In this role, Mr. Greer serves as chief executive officer of Lovelace Health System and leads the operations of five hospitals and 25 sites of care. Prior to becoming president, New Mexico, Mr. Greer served as president and chief executive officer of Boone Health in Columbia, Missouri, from September 2020 to April 2023, where he oversaw the system’s 392-bed Magnet-accredited medical center, medical group and its services across 25 counties. From July 2012 to July 2020, Mr. Greer served as chief executive officer of Lovelace Medical Center. From July 2007 to July 2012, Mr. Greer served as chief executive officer of Lovelace Westside Hospital. Mr. Greer earned his undergraduate degree in healthcare administration from the University of Alabama and earned a master’s degree in business administration and a master’s degree in health administration from the University of Alabama at Birmingham. He is a fellow in the American College of Healthcare Executives.

Board of directors

Our business and affairs are managed under the direction of our Board. Our Board upon the consummation of this offering will consist of Messrs. Bonick, Sotir, Bulgarelli, Bynoe, Goodyear, Robinson, Sen, and Webb and Mses. Campion and Havdala. The composition of our Board prior to this offering was governed pursuant to the terms of the existing Ardent Health Partners LLC Agreement, pursuant to which Messrs. Sen, Sotir and Tinkler and Mses. Campion and Havdala were designated by EGI-AM and Mr. Bulgarelli was designated by Ventas.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Marty Bonick. Mr. Bonick’s biographical information can be found above under “—Executive officers.”

Mark Sotir. Mr. Sotir has served as member of our Board since December 2017 and currently serves as chair of the Board. Mr. Sotir has been president of EGI, a private investment firm founded more than 50 years ago by Sam Zell, since October 2015. In this role, he oversees all aspects of the firm. He focuses on maximizing and sustaining the value of the firm’s investment portfolio and applies his more than 20 years of board and chief executive officer experience inside and outside the organization by actively engaging with the investment team and portfolio companies to improve business strategies and operating capabilities. He serves as chair of the investment committee for EGI and is a member of the board of directors and executive vice president for Chai Trust Company, LLC, the corporate trustee for the Zell family trusts. Mr. Sotir has served as chair of the board of East Coast Warehouse & Distribution, a provider of temperature-controlled logistics services to the food and beverage industry, since January 2022; Paper Transport, a for-hire trucking company focused on dedicated truckload, intermodal, and brokerage services, since July 2021; Lanter Delivery Systems, an asset-light overnight dedicated delivery service provider, since July 2019, and an agricultural equipment dealer since January 2021. Additionally, Mr. Sotir has served on the board of directors of CraneWorks, a dealer of new and used truck-mounted and related mobile crane equipment, since October 2023. Mr. Sotir joined EGI in November 2006 as a managing director. Prior to joining EGI, Mr. Sotir was the chief executive officer of Sunburst Technology Corporation and on the company’s board of directors. He also served as the president of Budget Group, Inc. (Budget Rent A Car and Ryder Truck Rental) from April 1995 to February 2003 and was on the company’s board of directors from 2000 to 2003. Earlier in his career, Mr. Sotir worked at The Coca-Cola Company in senior brand management and sales roles from 1989 to 1995. Mr. Sotir earned an undergraduate degree in economics from Amherst College and a master’s degree in business administration from Harvard Business School.

We believe Mr. Sotir’s extensive private equity experience overseeing portfolio companies makes him well-suited to serve on our Board.

Peter Bulgarelli. Mr. Bulgarelli has served as a member of our Board since September 2018. Since April 2018, Mr. Bulgarelli has been the executive vice president of outpatient medical and research of Ventas. He also has served as president and chief executive officer of Lillibridge Healthcare Services, Inc., a fully integrated medical office building operating company, and wholly owned subsidiary of Ventas, since April 2018. Mr. Bulgarelli joined Ventas in 2018 following a successful 28-year career at Jones Lang LaSalle, Inc., a global professional services firm specializing in real estate, and most recently leading their industry focused businesses including healthcare life sciences, higher education and public sector businesses, from August 1989 to August 2018. Mr. Bulgarelli has served on the board of directors of PMB Real Estate Services since April 2018, and has been a member of the fiduciary board, finance committee, and real estate advisory council of the Ann & Robert H. Lurie Children’s Hospital of Chicago, a top-ranked children’s hospital and non-profit pediatric medical research center, since August 2022. Mr. Bulgarelli has also served as the past chairman of the Illinois Board for the American Diabetes Association. Mr. Bulgarelli earned an undergraduate degree in civil engineering from the University of Illinois and a master’s degree in business administration from Northwestern University’s Kellogg Graduate School of Business.

We believe Mr. Bulgarelli is well-qualified to serve as a member of our Board due to his extensive experience in overseeing and managing companies.

Peter Bynoe. Mr. Bynoe has served as a member of our Board since August 2015. Mr. Bynoe is a senior advisor at DLA Piper LLP (US) and has represented the international law firm as a partner, executive committee

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

member, practice group leader and diversity initiative leader since 1995. Mr. Bynoe served as managing director at EGI from September 2014 to December 2019, where he sourced and evaluated new investment opportunities, oversaw portfolio companies and led EGI’s strategic diversification into the health care sector. Previously, Mr. Bynoe served as chief executive officer of Rewards Network, an EGI portfolio company that provided financing and marketing services to U.S. based restaurants, from September 2013 to August 2014 and as chief operating officer of Loop Capital Markets, a full-service international investment bank/broker dealer, from January 2008 to August 2013. Mr. Bynoe has served on the board of directors of TKO Group Holdings, Inc. since September 2023 and as chairman of the board of Flagship Communities REIT since August 2020. Previously, he served as chairman of Veridiam, Inc. from January 2016 to December 2018 and on the boards of Covanta Holding Company from October 2006 to November 2021; Frontier Communications from September 2007 to April 2020; Real Industry from June 2015 to May 2018; JACOR Communications from 1995 to 1999; JG Industries and Huffman-Koos Furnishings from 1992 to 1996; Uniroyal Technology Corporation from 1991 to 1995; and River Valley Savings Bank from 1991 to 1994. Mr. Bynoe’s civil commitment portfolio includes chairing the Illinois Sports Facility Authority from January 2005 to December 2005; Chicago Commission on Landmarks from February 1984 to September 1997; and Chicago Plan Commission from October 1997 to December 2004. His non-profit commitments have included: trustee of RUSH University System for Health since January 1994; life trustee of The Goodman Theatre since January 1984; and trustee of the CORE Center for the Research, Prevention and Care of Infectious Diseases from September 2001 to December 2022. He was elected a member of the Harvard University Board of Overseers from October 1992 to June 2001. Mr. Bynoe was the owner and managing general partner of the NBA’s Denver Nuggets from 1989 to 1992. Mr. Bynoe received his bachelor’s degree, cum laude, from Harvard College. He earned a Juris Doctorate degree from Harvard Law School and a master’s degree in business administration from the Harvard School of Graduate Management Education. He is a member of the Illinois Bar and a registered real estate broker in the state of Illinois.

We believe Mr. Bynoe is well-qualified to serve as chair of our Board because of his strong legal and leadership experience in a variety of industries.

Suzanne Campion. Ms. Campion has served as a member of our Board since December 2021. In 2018, Ms. Campion helped structure and build Doran Leadership Partners, a boutique executive search firm focused on middle market and founder-owned companies and large philanthropic organizations. She served as the managing director and chief operating officer until April 2022 subsequently becoming an advisor to the firm until January 2024. Ms. Campion co-founded NextLevelNPO in 2013, which provides operational, financial and strategic advisory services to non-profit clients. In 2019, she became an advisor to the firm and resigned in early 2024. Previously, Ms. Campion spent her career in finance and over the course of 25 years, she focused on operations, client advisory, investments, financial analysis, strategy, and human resources for a variety of investment firms from August 1988 to September 2012 including Citigroup, Front Barnett Associates, J.P. Morgan & Co., and Bankers Trust Company. Since April 2019, Ms. Campion has served on the board of Chai Trust Company, LLC, the corporate trustee for the Zell family trusts, and serves as the chair of its Governance Committee and its Distribution and Beneficiary Relations Committee. Before moving from Chicago in 2023, Ms. Campion was a board member of the KIPP Chicago Public Charter School Board from January 2014 and served on the Founder’s Board of Lurie Children’s Hospital of Chicago from January 2005. Upon moving to Santa Fe, New Mexico, Ms. Campion joined the board of one of the largest public dog parks in the country, the Frank S. Ortiz Dog Park. Ms. Campion earned an undergraduate degree in economics from St. Olaf College and a master’s degree in business administration from the Kellogg School of Management at Northwestern University.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

We believe Ms. Campion’s extensive executive and board member experience and demonstrated history of working in finance, operations, strategy and governance makes her well-qualified to serve on our Board.

William Goodyear. Mr. Goodyear has served as a member of our Board and chairman of our audit and compliance committee since March 2019. Mr. Goodyear served as chairman and chief executive officer at Navigant Consulting from 2000 to 2014. From 1994 to 1999, Mr. Goodyear served as chairman of Bank of America Illinois and as president of Bank of America’s Global Private Bank. Prior to that he held domestic and international executive positions with Continental Bank Corporation from 1972 until it merged with Bank of America in 1994. From 2015 to 2022, Mr. Goodyear was on the board of Exterran Corporation where he was the lead independent director, chair of the audit committee and a member of the compensation committee. Since October 2014, he has also been a director of Enova, Inc. and a member of its audit committee. Mr. Goodyear has been on the board of Rush University Medical Center for over 30 years serving in various capacities including chairman of the board, chairman of the executive committee and now as an advisor trustee. He is the past chairman of the Museum of Science and Industry and was a member of the Executive Committee. He is currently an emeritus trustee of the University of Notre Dame after previously serving on the Advisory Council for the Mendoza College of Business, the University Board of Trustees and as a Fellow of the University. Mr. Goodyear earned an undergraduate degree in business from Notre Dame and a master’s degree in business administration from the Tuck School of Business Administration at Dartmouth College. Mr. Goodyear received an honorary Doctor of Laws degree from Notre Dame in May 2018.

We believe Mr. Goodyear’s extensive management and director experience makes him well-qualified to serve on our Board.

Ellen Havdala. Ms. Havdala has served as a member of our Board since January 2019. She has worked in a variety of capacities for Sam Zell’s affiliates since joining EGI in September 1990 and is currently a managing director. In this role, she represents EGI in finding and evaluating potential investments. She has served on the board of Lanter Delivery Systems, an asset-light overnight dedicated delivery service provider, since June 2022. Ms. Havdala also supports EGI’s investment in CraneWorks, a dealer of new and used truck-mounted and related mobile crane equipment. In addition, she is responsible for establishing and overseeing the Zell Global Entrepreneurship Network, an organization that provides continuing education and mentorship for student and alumni of three entrepreneurship programs sponsored by the Zell Family Foundation. Previously, she served on the boards of Equity Distribution Acquisition Corp., a special purpose acquisition company targeting opportunities to apply technological advancement within the industrial sector; SIRVA, Inc., a provider of moving and relocation services; Rewards Network, a dining rewards company; WRS Holding Company, which specializes in environmental construction and remediation; East Mediterranean Gas Company SAE, an Egyptian natural gas transmission business; and National Patent Development Corporation, a holding company focused on pharmaceutical and home improvement products. She also held the roles of executive vice president at Equity International and vice president of Scott Sports Group, Inc. Ms. Havdala began her career as a financial analyst with The First Boston Corporation in New York City in 1988. Ms. Havdala graduated magna cum laude with an undergraduate degree in economics, from Harvard College and a master’s degree in Divinity from the University of Chicago in 2016.

We believe Ms. Havdala is well-qualified to serve on our Board due to her extensive management and investment experience.

Edmondo Robinson. Dr. Robinson has served as a member of our Board since January 2022. Dr. Robinson has been the Founder and CEO of Downeast Digital, a company that leverages digital innovation to address critical

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

challenges of medicine, since February 2024. Dr. Robinson has served as trustee of the board of the University of Vermont Health Network since January 2024, as chair of the National Advisory Council for the Agency for Healthcare Research and Quality since January 2019, and has served on the Technical Expert Panel, Impact Assessment of CMS Quality and Efficiency Measures for CMS since 2019. Dr. Robinson has also served on the AT&T Healthcare Advisory Council since January 2019 and Digital Medicine Society Strategic Advisory Board since April 2019. Dr. Robinson has been a practicing academic hospitalist at the Moffitt Cancer Center since December 2019 and a professor of Internal Medicine and Oncologic Science at University of South Florida’s Morsani College of Medicine since December 2019. Previously, Dr. Robinson held the following positions: Senior Vice President and Chief Digital Officer at Moffitt Cancer Center from December 2019 to January 2024; various roles at ChristianaCare from July 2008 to December 2019; clinical assistant professor of medicine and associate professor of medicine at Sidney Kimmel Medical College from June 2009 to June 2017 and June 2017 to November 2019, respectively; clinical scholar at Robert Wood Johnson Foundation from July 2006 to June 2008; physician at Kaiser Permanente Medical Group from May 2006 to June 2008; and resident physician at Harbor-UCLA Medical Center from July 2003 to June 2006. Dr. Robinson also served on the board of Aster Insights from January 2020 to December 2023. Dr. Robinson is a fellow of the American College of Physicians, a senior fellow of the Society of Hospital Medicine, and an Aspen Institute Health Innovators Fellow. Dr. Robinson earned a medical degree from the University of California, Los Angeles, a master’s degree in business administration from the Wharton School and a master’s degree in health policy research from the University of Pennsylvania.

We believe Dr. Robinson is well-qualified to serve on our Board due to his extensive medical and information management experience.

Rahul Sen. Mr. Sen has served as a member of our Board since November 2020. Mr. Sen has been a managing director at EGI since March 2015. As managing director, he sources and evaluates new investment opportunities, negotiates and structures transactions, and works to maximize the value of existing investments. In addition to our Board, Mr. Sen has served on the boards of Baja Aqua-Farms, a Bluefin tuna ranching operation, since November 2023; CraneWorks, a dealer of new and used truck-mounted and related mobile crane equipment, since October 2023; Entertainment Earth, a pioneer and established leader in the collectibles and toy industry, since July 2022; Ventana Exploration and Production II, LLC, an oil and gas acquisition and development company, since February 2019; and EGI’s agricultural equipment dealer since January 2021. Mr. Sen also supports EGI’s investment in a government contractor business providing IT hardware and solutions to the federal intelligence agencies since February 2023. He previously served on the boards of RailUSA, LLC, a short-line and regional railroad platform owner and operator, from October 2018 to April 2022; Cross Border Xpress, a binational airport terminal that connects San Diego directly to the Tijuana airport, from February 2019 to May 2020; and Veridiam, Inc., a specialty alloy manufacturer serving the nuclear power, medical, aerospace, and industrial markets, from June 2015 to May 2019. Prior to joining EGI in 2015, Mr. Sen worked as a private equity associate at Big Tree Capital Partners, LLC, a search fund focused on the lower-middle market, from September 2014 to March 2015 and a senior consultant in the strategy and analytics practice at IBM from May 2013 to March 2015. Mr. Sen also provided strategic consulting to technology startups based out of Google’s Communitech Hub from November 2012 to April 2013. Previously, he worked at Home Trust Company from May 2012 to August 2012, where he helped with the strategy for the launch of a new direct-to-consumer retail banking deposits business known as Oaken Financial, and at OneClass, a venture-backed startup, from September 2011 to April 2012. Mr. Sen earned an undergraduate degree in business administration from Wilfrid Laurier University.

We believe Mr. Sen’s consulting and investment experience makes him well-qualified to serve on our Board.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Philip Tinkler. Mr. Tinkler has served as a member of our Board since November 2020. Currently, Mr. Tinkler is the chief financial officer and senior trust officer for Chai Trust Company, LLC, the corporate trustee for the Zell family trusts. In this role, Mr. Tinkler oversees and protects the soundness of the trust company and family office. His responsibilities include managing financial and accounting operations, ensuring compliance with legal and regulatory requirements, and developing and advising on investment strategies to ensure the trust company makes strategic and positive investment decisions for the future. He also leads Chai Trust Company, LLC’s people and culture, strategic projects and operations, and information technology functions. Mr. Tinkler has served on the board of Kharon, a tech-based solution for managing sanction risk, since 2017 and as chair of the board of directors of Veridiam, Inc., a specialty alloy manufacturer serving the nuclear power, medical, aerospace, and industrial markets, since September 2020. He has served on the investment committee of the board of directors of the Chai Trust Company, LLC since April 2012. Since 1990, Mr. Tinkler has served in various leadership capacities for EGI and its affiliates including chief financial officer of Danielson Holding Corporation, the predecessor of Covanta Holding Corporation, an international owner and operator of energy-from-waste and power generation facilities, from 2003 to 2004. Mr. Tinkler began his career at Ernst & Young. Mr. Tinkler earned an undergraduate degree in both finance and accounting from Northern Illinois University and a master’s degree in Taxation from DePaul University.

Mr. Tinkler will resign from our Board effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Rob Webb. Mr. Webb has served as a member of our Board since January 2022. Mr. Webb currently serves as the president of Onward Enterprises, an investment and advisory firm focused on driving innovation in healthcare and other industries, and has held this role since August 2021. Since March 2023, he has also served as operating partner of Granite Creek Capital Partners, L.L.C. Mr. Webb previously spent 19 years with UnitedHealth Group in several executive roles, including the president of UnitedHealth Group Ventures from 2012 to July 2021 and chief executive officer of Optum’s consumer and specialty network businesses from 2002 to 2012. In addition to Ardent’s board, Mr. Webb has served as chairman of Collage Rehabilitation Partners since August 2023 and in a board role for American Well Corporation since November 2022, Delmec Ireland since March 2022 and The Kellogg School Health Care Advisory Board since September 2020. Mr. Webb previously served as partner at One Equity Partners from 2000 to 2002 and vice president of EGI from 1998 to 2000. From July 2012 to July 2021, he also held board roles at various privately held healthcare companies during his tenure as president of UnitedHealth Group Ventures, including Symphonix Health, Sanvello, Naviguard, Bind Insurance (now Surest), and Level2. Mr. Webb earned an undergraduate degree in Mechanical Engineering from the University of Minnesota and a master’s degree in business administration from the Kellogg School of Management at Northwestern University.

We believe Mr. Webb is well-qualified to serve on our Board due to his extensive experience as a healthcare executive and board member, and advocate for innovation in long-established industries.

Controlled company

We have applied to list our shares of common stock on the NYSE. As EGI-AM will continue to control more than 50% of the voting power of our outstanding common stock upon the consummation of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a result, although the members of our audit and compliance committee are required to be independent (subject to a permitted “phase-in” period), we are not required to have a majority of our Board be

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

independent, nor are we required to have a compensation committee or an independent nominating function under the rules of the NYSE. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Director independence

The rules of the NYSE and the SEC impose several requirements with respect to the independence of our directors. Our Board has evaluated the independence of its members based upon the rules of the NYSE and the SEC. For a director to be considered independent under those rules, our Board must affirmatively determine that the director does not have any material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Applying these standards, our Board has determined that, with the exception of   and   , each of our directors is an independent director as defined under the rules of the NYSE applicable to members of our Board. In making this determination, our Board considered the relationships that each non-employee director has with us and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our common stock by EGI-AM and Ventas, the roles of   ,   ,   ,   , and with EGI-AM and affiliates of EGI-AM, the role of with Ventas and affiliates of Ventas, the Services Agreement to be entered into between us and EGI-AM as described under “Certain relationships and related party transactions—Services agreement,” and payments made by us to EGI-AM, Ventas and their respective affiliates within the past three years, including, in the case of Ventas, the MOB Transactions, rent payments under the Ventas Master Lease and payments made with respect to the repurchase of certain shares held by Ventas for $26.0 million concurrent with Pure Health’s purchase of a minority interest in the Company.

Our Board determined that none of the aforementioned relationships interfere with   ,   ,   , and independent and objective oversight of our management or promotion of management’s accountability to our stockholders or with their exercise of independent judgment as a director. Therefore, our Board concluded that   ,   ,   , and each qualify as an independent director under the applicable the NYSE listing rules.

Board composition

Our Board currently consists of eleven members. One of our directors, Mr. Tinkler, will resign from our Board effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, at which time our Board will consist of ten members. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by our Board in accordance with our certificate of incorporation. At any meeting of the Board, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Under the Nomination Agreement, effective upon consummation of this offering, EGI-AM will have the right, but not the obligation, to nominate a majority of our directors and to designate the Chairman of the Board, for so as long as EGI-AM beneficially owns 50% or more of the total voting power of our outstanding common stock, and ALH Holdings, LLC (a subsidiary of Ventas) will also have the right, but not the obligation, to nominate one (1) director to the Board, for so as long as ALH Holdings, LLC and Ventas together beneficially own 4% or more of the total voting power of our outstanding common stock. In addition, pursuant to the Nomination Agreement,

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

for so long as EGI-AM beneficially owns more than 50% of the total voting power of our outstanding common stock, EGI-AM’s designees will comprise a majority of each of the compensation and nominating and corporate governance committees of the Board, and, for so long as EGI-AM beneficially owns 4% or more of the total voting power of our outstanding common stock, EGI-AM will be entitled to include at least one (1) of its designees on each committee of the Board, in each case, provided that such EGI-AM designees satisfy all applicable SEC and stock exchange requirements (after taking into account all “controlled company” exemptions under the rules of the applicable stock exchange). For additional information, see “Certain relationships and related party transactions—Nomination Agreement.”

Board committees

Audit and compliance committee. Our audit and compliance committee oversees our corporate accounting and financial reporting process. The primary responsibilities of this committee include:

•	selecting, evaluating, compensating and overseeing the independent registered public accounting firm;

•	reviewing the audit plan, changes in the audit plan, and the nature, timing, scope and results of the audit to be conducted by the independent registered public accounting firm;

•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

•	reviewing and discussing with management and the independent auditor, as appropriate, the effectiveness of our internal control over financial reporting and our disclosure controls and procedures;

•

as required by the listing standards of the NYSE, reviewing our major financial risk exposures (and the steps management has taken to monitor and control these risks) and our risk assessment and risk management practices and the guidelines, policies and processes for risk assessment and risk management;

•	approving audit and non-audit services provided by the independent registered public accounting firm;

•	reviewing and, if appropriate, approving or ratifying transactions with related persons required to be disclosed under SEC rules;

•	meeting with management and the independent registered public accounting firm to review and discuss our financial statements and other matters;

•	overseeing our internal audit function, including reviewing its organization, performance and audit findings, and reviewing our disclosure and internal controls;

•	overseeing our compliance with applicable legal, ethical and regulatory requirements (other than those assigned to other committees of the Board);

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, auditing or compliance matters;

•	discussing on a periodic basis, or as appropriate, with management, our policies and procedures with respect to risk assessment;

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	investigating any matters received, and reporting to the Board periodically, with respect to ethics issues, complaints and associated investigations; and

•	reviewing the audit and compliance committee charter and the committee’s performance at least annually.

Our audit and compliance committee will be comprised of Messrs.  ,   ,    and   .    will serve as the chairperson of the audit and compliance committee. We believe that  ,   ,    and   will qualify as independent directors according to the rules and regulations of the SEC and the listing rules of the NYSE with respect to audit and compliance committee membership. Not later than the first anniversary of the effectiveness of the registration statement, all members of the audit and compliance committee will be independent.

We also believe that   and     will each qualify as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC. Our Board has approved a written charter under which the audit and compliance committee will operate. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our audit and compliance committee will be available on our principal corporate website at www.ardenthealth.com. The information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

Nominating and corporate governance committee. The nominating and corporate governance committee will assist our Board in identifying individuals qualified to become executive officers and members of our Board consistent with criteria established by our Board and in developing our corporate governance principles. We intend that our nominating and corporate governance committee will also perform the following functions:

•	identify, evaluate and recommend individuals qualified to become members of the Board, consistent with criteria approved by the Board;

•	select, or recommend that our Board select, the director nominees to stand for election at each annual general meeting of our stockholders or any subsidiary or to fill vacancies on our Board;

•	develop and recommend to our Board a set of corporate governance guidelines applicable to the Company and monitor compliance with such guidelines;

•	review proposed waivers of the code of conduct for directors and executive officers;

•	oversee the annual performance evaluation of our Board (and any committees thereof) and management; and

•	oversee our actions in furtherance of our corporate social responsibility and the manner in which we conduct public policy and government relations activities.

The nominating and corporate governance committee also recommends directors eligible to serve on all committees of our Board. The nominating and corporate governance committee also reviews and evaluates all stockholder director nominees.

Our nominating and corporate governance committee will be comprised of    ,    ,    and    .    will serve as the chairperson of the nominating and corporate governance committee. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our nominating and corporate governance committee will be available on our principal corporate website at www.ardenthealth.com. The information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Compensation committee. The primary responsibilities of our compensation committee will be to administer the compensation program and employee benefit plans and practices for our executive officers and members of the Board. We intend that our compensation committee will review and either approve, on behalf of the Board, or recommend to the Board for approval, (i) annual salaries, bonuses and other compensation for our executive officers, and (ii) individual equity awards for our employees and executive officers. We intend that our compensation committee will also oversee our compensation policies and practices more generally. The committee will periodically report to the Board.

We intend that our compensation committee will also perform the following functions related to executive compensation:

•	review and approve the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

•	evaluate the performance of our executive officers in light of the goals and objectives of our compensation programs and determine each executive officer’s compensation based on such evaluation;

•	evaluate each of our executive officers’ performance;

•	review and approve, subject, if applicable, to stockholder approval, our compensation programs;

•	review and recommend to the Board new executive compensation programs;

•	review the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	review and assess risks arising from our compensation programs;

•	periodically review that our executive compensation programs comport with the compensation committee’s stated compensation philosophy;

•	review our management succession planning;

•	annually produce reports for filings with government agencies in compliance with applicable law or regulation;

•	review and recommend to the Board the appropriate structure and amount of compensation for our directors;

•	review and approve, subject, if applicable, to stockholder approval, material changes in our employee benefit plans;

•	establish and periodically review policies for the administration of our equity compensation plans; and

•	review the adequacy of the compensation committee and its charter and recommend any proposed changes to the Board not less than annually.

In deciding upon the appropriate level of compensation for our executive officers, the compensation committee regularly reviews our compensation programs relative to our strategic objectives and emerging market practice and other changing business and market conditions. In addition, the compensation committee also takes into consideration the recommendations of our chief executive officer concerning compensation actions for our other executive officers.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Our compensation committee will be comprised of   ,  ,  ,    and   .    will serve as the chairperson of the compensation committee. In connection with this offering, our compensation committee will review its charter and role to ensure it is aligned with our status as a publicly traded company and our compensation philosophy and objectives. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our compensation committee will be available on our principal corporate website at www.ardenthealth.com. The information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

Patient safety and quality of care committee. The patient safety and quality of care committee will assist our Board in fulfilling its oversight responsibilities relating to the review of our policies and procedures concerning the delivery of quality medical care to patients. We intend that our patient safety and quality of care committee will maintain communication between the Board and members of our senior management, with our management having responsibility for the operations and integrity of our clinical operations and service lines. The patient safety and quality of care committee will review matters concerning or relating to the quality of medical care delivered to patients, efforts to advance the quality of health care provided and patient safety.

We intend that our patient safety and quality of care committee will also perform the following functions:

•	review the quality, safety, clinical risk, and clinical services improvement strategies and operations;

•	review the policies and procedures developed by us to promote quality patient care and patient safety;

•	retain or approve our recommendation for the retention of consultants or other advisors, from time to time, concerning quality of patient care and patient safety matters;

•

review the development of internal systems and controls to carry out our standards, policies, and procedures relating to quality of patient care and patient safety, including, without limitation, controls designed to facilitate communication across the organization regarding patient care and safety improvement opportunities and activities and the evaluation thereof;

•	review our relationships with academic medical centers; and

•	review and oversee our policies and practices for promoting our commitment to equity of patient care.

Our patient safety and quality of care committee will be comprised of     ,    ,    ,     and    .     will serve as the chairperson of the patient safety and quality of care committee.

Compensation committee interlocks and insider participation

None of the members of our Compensation Committee is or has been an officer or employee of the Company or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the Board, compensation committee or other Board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Code of business conduct and ethics

Our Board has adopted a code of business conduct and ethics (the “Code of Ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

request to Corporate Secretary, Ardent Health Partners, Inc., 340 Seven Springs Way, Suite 100, Brentwood, Tennessee 37027 or on our website at www.ardenthealth.com. If we amend or grant any waiver from a provision of our Code of Ethics that applies to any of our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K with the SEC.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Executive compensation

This Executive Compensation section describes in detail the Company’s executive compensation philosophy and programs. This Compensation Discussion & Analysis (“CD&A”) focuses on the compensation programs and decisions that applied to our Named Executive Officers (“NEOs”) with respect to our fiscal year ended December 31, 2023. While this discussion describes the programs and practices we utilized as a private company, the core principles of our executive compensation philosophy — and the link between our executives’ pay to our Critical Indicators (as described below) — will continue to apply when we are a publicly traded company. We are reviewing our executive compensation programs and policies to ensure they are aligned with our status as a publicly traded company and will describe any changes, once approved, in future filings.

The Company’s NEOs for fiscal year 2023 are as follows:

Name	Title
Marty Bonick	President and Chief Executive Officer
Alfred Lumsdaine	Chief Financial Officer
Stephen C. Petrovich	Executive Vice President, General Counsel and Secretary
David Schultz(1)	President of Hospital Operations
Terika Richardson(1)	Former Chief Operating Officer
(1)	Mr. Schultz, who previously served as president of the Company’s New Mexico market, was appointed as President of Hospital Operations pursuant to his offer letter dated November 28, 2023 in connection with Ms. Richardson’s resignation from her role as Chief Operating Officer effective November 20, 2023.

Executive compensation philosophy

Our executive compensation program is designed to support our efforts to recruit, retain and motivate highly capable executive personnel and to incentivize our executives to achieve our strategic objectives. The key elements of our compensation philosophy are:

Philosophy	Objective	How We Achieve It
Linked to Performance	Incentive programs link payouts directly to meeting challenging annual performance objectives and long-term value creation	A significant portion of our executives’ compensation opportunity is linked to our Critical Indicators, as we believe our executives’ pay should be tied to our operational success as well as individual contributions to the Company’s business objectives

Market Based	Competitive pay opportunity for markets we operate in	We assess pay opportunities and program designs against our peers and competitors in the market for talent

Simple	Simple programs which are easy to understand to ensure our executives are able to focus on critical goals and milestones that	We use four elements of pay—salary, annual bonus, long-term equity awards and participation in broad-based benefit plans and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Philosophy	Objective	How We Achieve It
	are correlated to the success of the Company	limited executive benefits—and incorporate objective performance metrics in our incentive programs

Sustainable Value Creation	Programs that drive long-term, responsible performance and decisions

In addition to earnings growth, short-term incentives include measures focused on delivering quality care and driving patient satisfaction

Long-term incentives promote employee retention and are aligned to long-term value creation

We use a focused set of vehicles to reward our executives in a manner that supports the compensation objectives above. The primary components of our executives’ overall compensation package for 2023, which are described in more detail in this CD&A under “—Elements of executive compensation,” include:

•	base salaries;
•	short-term incentives in the form of annual cash bonuses;
•	long-term incentives in the form of equity-based compensation; and
•	participation in our broad-based benefits and limited executive benefits.

We feel it is important to tie our executives’ compensation directly to the strategic priorities and values our organization feels are most critical, which we refer to as our Critical Indicators. For 2023, these indicators were: (1) retaining our people; (2) providing quality patient care; (3) focusing on the patient experience; (4) hospital length of stay index performance; and (5) delivering strong financial results. These Critical Indicators are incorporated directly into our annual cash bonus program, described in more detail in this CD&A under “—Elements of executive compensation—Annual incentive compensation.” Generally, our philosophy is to offer total compensation that is intended to be competitive with the median of the market and adjusted to reflect our performance.

In addition, to ensure alignment of our executives’ compensation opportunity with our current investors’ objectives, all of our NEOs currently hold profits interests in the Company, which are described in more detail in this CD&A under “—Elements of executive compensation—Long-term equity compensation.”

In connection with this offering, the Company is reviewing the composition of the compensation committee (referred to in this CD&A as the “Committee”), which is in the process of reviewing and updating our executive compensation philosophy and practices to ensure they are aligned with our status as a publicly traded company. This may include adjustments to our peer group, changes to our incentive programs and the adoption of new plans and policies aligned with market practice and governance requirements applicable to our Company.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Process for determining executive compensation

Role of the compensation committee

Prior to this offering, the compensation of our executive officers — including base salary, annual bonus, and equity incentive compensation — was reviewed and approved by the Committee. The Committee operates pursuant to its charter, and its responsibilities in 2023 related to our executive compensation program included:

•	Recommending our Chief Executive Officer’s compensation to the Board for approval;

•	In conjunction with our Chief Executive Officer, approving the compensation for all other executive officers; and

•	Overseeing the Company’s equity and incentive compensation plans.

In recommending and approving compensation decisions for our executive officers (other than the Chief Executive Officer), prior to the start of each annual performance period, the Committee reviewed and approved the corporate goals and objectives for each of our executive officers, and following the end of such annual performance period, assessed performance against those goals in order to determine the appropriate bonus payout, if any.

In recommending the compensation of our Chief Executive Officer to the Board, the Committee considered the Company’s performance against the goals established at the beginning of the applicable performance period and the results of the benchmarking study discussed below.

Role of management

In approving the compensation of our NEOs and other senior executive officers (other than the Chief Executive Officer), the Committee considered the input of our Chief Executive Officer, who is a member of our Board, and who had primary responsibility for recommendations regarding the compensation of the other NEOs. Our Chief Executive Officer provides insight to the Committee on the performance, and makes recommendations related to the compensation, of the senior executive officers other than himself.

Role of the compensation consultant

Prior to this offering, the Committee retained Willis Towers Watson (“WTW”) to conduct competitive benchmarking analyses of our executive compensation program, including base salary levels, bonus target amounts and long-term incentive values. WTW’s report was reviewed by the Committee with respect to 2023 when making annual compensation decisions, however, this was only one factor considered by the Committee in making these decisions.

In connection with this offering, the Committee retained WTW to assist with competitive pay benchmarking analyses, as well as to provide assistance on short- and long-term incentive program design, and other compensation decisions related to this offering and our status as a publicly traded company.

Use of compensation data and peer groups

In determining 2023 compensation (including base salary and annual bonus target levels), the Committee utilized compensation survey data from a variety of sources, including companies within the general industry, as well as companies operating hospitals, health systems and integrated health networks.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

In setting compensation terms for our most senior executives, the Committee considered public company peer group compensation information as an additional reference. The following companies were included in this public company peer group for 2023:

Acadia Healthcare Company, Inc.	Encompass Health Corp.
Brookdale Senior Living Inc.	LHC Group, Inc.
Community Health Systems, Inc.	Select Medical Holdings Corp.
DaVita Inc.	Surgery Partners, Inc.
Ensign Group, Inc.	Universal Health Services, Inc.

Even though we were still a private company, prior to this offering the Committee reviewed compensation data for these public company peers as it believed such peers to be relevant comparators for cash compensation and total compensation levels. In addition to the peer companies above, from time to time the Committee reviewed the compensation practices of other publicly traded healthcare providers and general industry peers to further its understanding of the markets for its executives.

In connection with this offering, the Committee has reviewed the public company peers it will use for assessing the competitiveness of our compensation program and incentive program design elements, and has made certain adjustments to the peer group for the 2024 period. These adjustments involve removing LHC Group, Inc. from the peer group and adding Quest Diagnostics Incorporated to the peer group, in each case, for the 2024 period. The Committee will continue to reassess the Company’s list of public company peers periodically on a going forward basis.

Process for determining executive compensation after the consummation of this offering

In connection with this offering, we are reviewing the composition of the Committee. The Board shall adopt a Compensation Committee Charter of Ardent Health Partners, Inc., effective as of the Corporate Conversion on the date of pricing of this offering, which aligns the Committee’s role with the Company’s status as a publicly traded company, as well as the Company’s compensation philosophy and objectives. The Committee will remain responsible for making all determinations with respect to our executive compensation programs, recommending our Chief Executive Officer’s compensation to the Board for approval, and approving the compensation of our other NEOs and senior executives. Our Chief Executive Officer will not be a member of the Committee, but will provide the Committee with input as requested on the evaluation of performance and compensation decisions for our other NEOs and senior executives.

As discussed in this CD&A above under “—Process for determining executive compensation—Role of the compensation consultant,” the Committee has retained WTW as its own independent compensation consultant to provide guidance with respect to our executive compensation program and philosophy.

Elements of executive compensation

Prior to this offering, the primary elements of our executive compensation program included base salaries, short-term incentives in the form of an annual cash bonus, long-term incentives in the form of profits interests, participation in our broad-based benefits programs and limited additional executive benefits. The table below provides an overview of the elements of the Company’s executive compensation program in 2023, a brief

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

description of each compensation element, and the reason for inclusion in the executive compensation program.

Element	Brief Description	Objectives
Base Salary	Fixed compensation	• Attract and retain top talent by providing competitive base compensation opportunities • Reward for meeting annual objectives and growth through periodic adjustments and merit increases
Short-Term Incentive	Variable, annual performance-based cash

•  Incentivize senior management to achieve defined short-term objectives focused on the challenging objectives set to support our Critical Indicators

•  Includes critical financial and quality results as well as individual performance with respect to customer service, patient care and developing and retaining our people

Long-Term Incentives	Variable, long-term performance-based compensation

•  Focuses management on delivering long-term, sustainable results

•  Promotes retention of management through long-term vesting requirements and ability to generate value on the profits interests analogous to the equity appreciation value our current investors receive

Health, Welfare and Retirement Benefits	Participation in our broad-based benefits programs and limited executive benefits	• Broad-based benefits provide for the well-being of our employees • Provides tax-efficient retirement savings program

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Base salary

Our NEOs, other than Mr. Schultz, are subject to individual employment agreements that set forth their initial base salary amounts. The Committee reviews base salary levels at least annually, with the most recent annual adjustments being approved in March 2023 for our NEOs generally. When considering base salary adjustments, the Committee generally considers a combination of relevant market levels of compensation, the executive’s individual long-term performance and his or her experience in their role. Mr. Schultz’s base salary was increased after March 2023 by the Committee in connection with his promotion, and set forth in the offer letter to Mr. Schultz dated November 28, 2023 as further described below following this CD&A under “Compensation tables — Employment agreements and offer letters.” The table below presents the base salary rates in effect for our NEOs as of December 31, 2023:

Name	Salary Rate as of 12/31/23
Bonick	$1,025,003
Lumsdaine	$609,960
Petrovich	$520,291
Schultz(1)	$610,000
Richardson(1)	$702,270
(1)	Mr. Schultz, who previously served as president of the Company’s New Mexico market, was appointed as President of Hospital Operations pursuant to his offer letter dated November 28, 2023 in connection with Ms. Richardson’s resignation from her role as Chief Operating Officer effective November 20, 2023. The salary listed for Ms. Richardson reflects her base salary immediately prior to her resignation.

Annual incentive compensation

Each of our executive officers, including our NEOs, participates in our annual incentive cash bonus program (“Corporate Executive Bonus Plan”). This short-term incentive program is designed to reward executives for achieving predefined goals related to our strategic priorities, including our Critical Indicators. The table below presents the Critical Indicators and the metrics for measuring performance against these objectives:

Indicator	Description	Associated Plan Metrics
People	• Drive employee engagement and reduce turnover	• Full and part-time employee turnover rates

Quality	• Ensure we deliver the highest levels of quality care	• Hospital Acquired Infections (“HAI”) goals based upon the benchmarks for CMS’s Hospital Value-Based Purchasing Program

Service	• Deliver high levels of patient satisfaction and throughput	• Patient satisfaction survey results regarding publicly reported quality measures, typically measured pursuant to Net Promoter Scores

Operations	• Inpatient length of stay index	• Measured based on Average Length of Stay (“ALOS”) compared to the Medicare Geometric Mean Length of Stay (“GMLOS”)

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Indicator	Description	Associated Plan Metrics

Financial	• Deliver strong financial performance	• Adjusted EBITDAR as a percentage of budget and free cash flow (“FCF”) performance objectives*

*	Adjusted EBITDAR is defined as “Adjusted EBITDAR” as referred to elsewhere in this prospectus and as defined under “Non-GAAP financial measures”. Free cash flow or “FCF” is calculated as total cash flows less payments of principal on long-term debt and insurance financing arrangements, restructuring, exit and acquisition-related costs, and other non-operating gains, and further adjusted for temporary changes in working capital components.

The goals and weightings for our Corporate Executive Bonus Plan are outlined below for 2023. At the time of this filing, actual performance has not yet been determined. The 2023 results and bonus payments, once approved by the Committee in March 2024, will be disclosed in future filings.

For 2023, the Critical Indicators under our Corporate Executive Bonus Plan were applied as follows:

•	Financial Goal (70% of Target Plan Payout): Measured based on performance objectives relating to Adjusted EBITDAR (the “EBITDAR Component”) and FCF (the “FCF Component”).

1.	The EBITDAR Component accounts for 50% of the target plan payout and is measured as a percentage against our 2023 budget, with achievement of target performance of 100% of budget ($596,800,000) resulting in a payout of 100% of the EBITDAR Component. Achievement of threshold performance of 85% of budget ($507,200,000) results in a payout of 50% of the EBITDAR Component, and achievement of a maximum performance of 115% of budget ($686,300.000) typically results in a payout of 200% of the EBITDAR Component. The failure to achieve a minimum of 70% achievement of the EBITDAR Component for 2023 could result in no payout under our Corporate Executive Bonus Plan for 2023 for all plan components.

2.	The FCF Component accounts for 20% of the target plan payout. Achievement of target performance ($97,900,000) results in a payout of 100% of the FCF Component. Achievement of threshold performance of 75% ($73,400,000) results in a payout of 50% of the FCF Component, and achievement of maximum performance of 125% ($122,400,000) results in a payout of 150% of the FCF Component.

•

Quality Goal (7.5% of Target Plan Payout): Measured based on performance objectives relating to HAI (i.e., a standardized infection ratio) against published benchmarks, using the following metrics: HAI — Clostridium Difficile, HAI — Methicillin Resistant Streptococcus Aureus, and HAI — Central Line Associated Bloodstream Infections. Achievement of (i) a 0.615 ratio results in payout of 100% of this goal, (ii) a 0.849 ratio results in a payout of 50% of this goal, and (iii) a 0.400 ratio results in a payout of 125% of this goal.

•

Service Goal (7.5% of Target Plan Payout): Measured based on a scoring of patient satisfaction assessments typically measured through Net Promoter Scores – a percentage of patients rating their satisfaction with our service based on their likelihood of recommending our services. An overall inpatient satisfaction rating of (i) 66.7 results in a payout of 100% of this goal, (ii) 65.3 results in a payout of 50% of this goal, and (iii) 67.3 results in a payout of 125% of this goal.

•

Operations Goal (7.5% of Target Plan Payout): Measured based on performance objectives relating to patients’ actual ALOS relative to the GMLOS. Achievement of a Length of Stay (LOS) index ratio of (i) 1.209 results in a payout of 100% of this goal, (ii) 1.215 results in a payout of 50% of this goal, and (iii) 1.203 results in a payout of 125% of this goal.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•

People Goal (7.5% of Target Plan Payout): Measured based on performance objectives relating to actual full-time and part-time employee voluntary turnover rate against goals. Achievement of a turnover rate of (i) 20.7% results in a payout of 100% of this goal, (ii) 21.7% results in a payout of 50% of this goal, and (iii) 19.7% results in a payout of 125% of this goal.

•

Individual Goal—Modifier (Additional 10% of Target Plan Payout): Each executive’s personal goals for 2023 varied by executive and were based on certain objectives of the Company including those relating to growth and development, financial performance, and talent recruitment, retention and development matters. Overachievement of the objectives, which would require significant outperformance, results in a payout of 125% of this goal.

Our target Financial Goal was based on our 2023 budget. The threshold and maximum Adjusted EBITDAR and FCF performance objectives, and associated payouts, were selected by the Committee based on their determination of an appropriate required minimum level of annual growth for funding these goals as well as the stretch level of performance appropriate for a maximum payout. Our Quality and Operations Goals are based upon the quality and LOS criteria used by industry groups and governmental agencies to assess our hospitals. The Committee selected the Quality, Service, Operations and People Goals it felt were most appropriate for our 2023 short-term incentive plan and established targets for each goal that were designed to be challenging. The People Goal—measured as turnover—was selected by the Committee based on historical turnover rates and desired reduction levels in attrition.

The table below presents the 2023 corporate goals and weighting for our Corporate Executive Bonus Plan:

Indicator	Indicator Weight	Metric	Metric Weight	Performance Range		Payout Range
Financial	70.0%	Adjusted EBITDAR ($M)	50.0%	Minimum	$507.2	50%
				Goal	$596.8	100%
				Maximum	$686.3	200%
		Free Cash Flow ($M)	20.0%	Minimum	$73.4	50%
				Goal	$97.9	100%
				Maximum	$122.4	150%
Quality	7.5%	HAI Ratio	7.5%	Minimum	0.849	50%
				Goal	0.615	100%
				Maximum	0.400	125%
Service	7.5%	Net Promoter Score	7.5%	Minimum	65.3	50%
				Goal	66.7	100%
				Maximum	67.3	125%
Operations	7.5%	LOS Index Ratio (ALOS/ GMLOS)	7.5%	Minimum	1.215	50%
				Goal	1.209	100%
				Maximum	1.203	125%
People	7.5%	Turnover (voluntary)	7.5%	Minimum	21.7%	50%
				Goal	20.7%	100%
				Maximum	19.7%	125%

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The Individual Goal component of the Corporate Executive Bonus Plan is weighted at 10%.

Modifier	10%	Individual Performance Goals	10%	Minimum	0%
				Goal	100%
				Maximum	125%

For 2023, (i) we achieved performance of $474.0 million with respect to our Adjusted EBITDAR goal, which represented performance that would have been below the minimum performance level for this goal, and (ii) we achieved above target performance of $113.3 million with respect to our FCF goal, which resulted in a calculated payout of 131.43% for this goal. However, as further discussed below, the Committee implemented a discretionary adjustment to offset the effects the Cybersecurity Incident had on achievement of the above performance goals (i.e., based on estimated financial performance prior to, and anticipated insurance proceeds payable in 2024 after, the Cybersecurity Incident) (the “Cybersecurity Adjustment”).

The table below, taking into account the Cybersecurity Adjustment, presents the 2023 performance for each of the performance goals (including our Financial Goal as adjusted pursuant to the Cybersecurity Adjustment) versus the target opportunity. Taking into account (i) the Cybersecurity Adjustment, which amounted to a 29.81% increase in overall performance, and (ii) the achievement of the other performance goals described in the table below, the resulting overall performance was deemed to equal 93.60% of the target opportunity.

	Financial Goal(1)	Quality Goal	Service Goal	Operations Goal	People Goal

Achievement	Below Target	Maximum	Maximum	Maximum	Maximum
Payout Percentage	80.11%	125%	125%	125%	125%
Weight	70%	7.5%	7.5%	7.5%	7.5%
Resulting Payout	56.08%	9.38%	9.38%	9.38%	9.38%

(1)	In the absence of the Cybersecurity Adjustment, the Payout Percentage for the Financial Goal would have been equal to 37.55% and the Resulting Payout for the Financial Goal would have been equal to 26.29%.

Straight-line interpolation between threshold to target and target to maximum will be used to calculate payouts pursuant to the foregoing performance goals.

Individual bonus targets are determined by the Committee based on a review of competitive market data as well as an assessment of the relative potential contributions and impact of each role. Target bonus levels are reviewed annually by the Committee, and each NEO’s 2023 bonus target, as a percent of base salary, is provided in the table below. In addition, the percentages in the “Total Achieved” column in the table below reflect increases for Messrs. Bonick, Lumsdaine, and Petrovich based on such executives’ individual performance during 2023.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Based on the 2023 performance described above, and each NEO’s bonus target for 2023, the following 2023 bonus payments will be made in March 2024:

Name	Salary as of 12/31/23	2023 Bonus Target	Total Achieved	2023 Bonus Payment
Bonick	$1,025,003	125%	94.24%	$1,207,454
Lumsdaine	$609,960	75%	94.24%	$431,120
Petrovich	$520,291	75%	95.24%	$371,644
Schultz(1)	$610,000	60%	N/A	$225,000
Richardson(1)	$702,270	75%	N/A	$0

(1)	Mr. Schultz, who previously served as president of the Company’s New Mexico market, was appointed as President of Hospital Operations pursuant to his offer letter dated November 28, 2023 in connection with Ms. Richardson’s resignation from her role as Chief Operating Officer effective November 20, 2023. Pursuant to Mr. Schultz’s offer letter entered into in connection with his appointment to President of Hospital Operations, Mr. Schultz received his target bonus award with respect to his 2023 service prior to the above promotion irrespective of satisfaction of the performance goals thereunder. Ms. Richardson forfeited all rights to receive her 2023 annual cash incentive under our Corporate Executive Bonus Program in connection with her resignation from the position of Chief Operating Officer effective November 20, 2023.

Long-term equity compensation

Class C units

Prior to this offering, our executive officers, and other select key contributors, participated in our long-term equity compensation program, which provided equity grants in the form of profits interests in Ardent Health Partners, LLC. These profits interests were granted as Class C units under the Ardent Health Partners, LLC Agreement.

The Class C units allow our executives to share in the appreciation of Ardent Health Partners, LLC between the grant date and the relevant distribution date. We granted our executive officers the Class C units because we believe it is important for our executives’ compensation opportunity to be tied in a meaningful way to the long-term performance of our Company. As these awards only have value if the value of the units appreciate over time, executives are incentivized to drive our growth over the long-term. Additionally, due to the long-term nature of the award, and required service through the vesting dates, they also provide meaningful retention and foster a long-term view toward delivering sustainable, responsible growth.

The Class C units are governed by the terms of the Ardent Health Partners, LLC Agreement and the individual grant agreements. In addition, we implemented guidelines in 2023 that apply to annual time-based grants of Class C units and which further govern grants of Class C units made in 2023 and thereafter (the “Class C Guidelines”). All grants under the Class C Guidelines for our NEOs will be made in the form of Class C units that vest over time (i.e., Class C-1 units as further described below) in such amounts that shall be determined by the Committee in its discretion. In other words, there is no pre-established amount of Class C units under the Class C Guidelines that must be granted to our NEOs.

The Class C units represent an ownership interest in Ardent Health Partners, LLC providing the holder with the opportunity to receive a return based on the appreciation of the Company’s equity value from the date of grant through a distribution date. If the equity value were to appreciate, the executive would share in the growth in value from the date of grant solely with respect to the vested portion of the executive’s Class C units. If the equity were to not appreciate in value or to decrease in value in the future, then the Class C units would have no value. Grantees were not required to make any capital contribution in exchange for their Class C units, which were awarded as compensation.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The awards also contain a special provision that provides that if any capital contributions are made by our current investors within two years of a sale transaction or initial public offering, including this offering (“Near Term Investments”), such Near Term Investments will be ignored for purposes of calculating distributable amounts to Class C unit holders; provided that, our current investors receive a 20% return on such Near Term Investments.

The Class C units are structured to include both a time-based vesting requirement, fostering retention, and, for certain awards granted prior to June 2022, a performance-based vesting requirement, in order to drive appreciation. With respect to the time-based Class C units that were granted in 2023, such Class C units vest as follows:

Tranche	Vesting Criteria
Class C-1 Units

•  Vest ratably over a 5-year period (in 5% quarterly increments), provided the holder remains employed through the vesting date

•  Share in distributions only with regard to vested awards

•  Vest upon a sale of the Company

•  Certain awards granted prior to June 2022 will also vest upon this offering

Pursuant to the Class C Guidelines, performance-based Class C units (i.e., Class C-2 units as further described below) were not granted in 2023. Certain Class C units that were granted prior to June 2022 also included a performance-based vesting requirement, which were divided into two equal vesting tranches as follows:

Tranche		Vesting Criteria
Class C-2 Units (2x Vesting Tranche)	Performance-Based Vesting	• Vest upon our current investors’ return of 2 times their investment, provided the holder remains employed through the vesting date
Class C-2 Units (2.5x Vesting Tranche)	Performance-Based Vesting	• Vest upon our current investors’ return of 2.5 times their investment, provided the holder remains employed through the vesting date

See the “—Grants of plan-based awards in fiscal 2023” table and the “Outstanding equity awards at 2023 fiscal year-end” table below for more information regarding the Class C units held by our NEOs. The treatment of the Class C units in connection with this offering will be disclosed in a future filing.

Co-Investment Units

In addition to receiving grants of Class C units under our long-term equity compensation program, Mr. Petrovich previously made a co-investment in the Company by purchasing Class A units (and has, as a result, received an interest in a corresponding number of Class B units) in connection with a 2015 recapitalization transaction involving Ventas (the “Ventas Transaction”). None of our other NEOs own any Class A or Class B units.

The Class A units entitle the holder to receive back their investment amount in the event of a distribution to our other investors. For each Class A unit held by our executives, they also hold a corresponding Class B unit. Each Class B unit entitles the holder to the amount of appreciation in Ardent Health Partners, LLC between the investment date and a distribution date (which is in addition to the receipt of his or her initial investment contribution payable on account of his or her Class A units).

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Benefits and perquisites

The Company’s executives, including the NEOs, are eligible to participate in the benefit plans that are available to substantially all of the Company’s employees, including defined contribution savings plans, medical, dental and life insurance plans and long-term disability plans. Additionally, the Company provides relocation benefits when a move is required.

Employment agreements

We have entered into employment contracts with each of our NEOs, other than Mr. Schultz. Each of these agreements is entered into by the executive with AHS Management Company, Inc., a wholly-owned subsidiary of the Company that provides management services to the Company and its affiliates. The Company does not have any employees.

The terms of these contracts are described below following this CD&A under “Compensation tables—Employment agreements and offer Letters” and any severance benefits provided under the agreements are described below following this CD&A under “—Compensation tables—Potential payments upon termination or change in control.”

In connection with this offering, the Company may make appropriate amendments to these agreements, or enter into new agreements, to align with our compensation philosophy and status as a publicly traded company.

Offer letter to Mr. Schultz

While Mr. Schultz has not entered into an employment agreement with AHS Management Company, Inc., he received an offer letter dated November 28, 2023. The offer letter outlines the terms of Mr. Schultz’s employment with AHS Management Company, Inc. as a result of his promotion during 2023. The terms of this offer letter and any severance benefits provided thereunder are described below following this CD&A under “—Compensation Tables—Potential Payments Upon Termination or Change in Control.”

Retirement benefits

Our NEOs participate in our defined contribution savings plan, the Ardent Health Services Retirement Savings Plan (the “Company Savings Plan”). Participants in the Company Savings Plan may contribute up to 99% of their salary, subject to applicable IRS limits. The Company provides annual safe harbor matching contributions equal to 100% of the first 3% of a participant’s pay that is contributed as an elective deferral and 50% of the next 2% of a participant’s pay that is contributed as an elective deferral. Additionally, the Company may make non-elective contributions to the participant’s Company Savings Plan account at its election, subject to certain restrictions. The amount of any company contributions for our NEOs in 2023 is reflected below as “All other compensation” in the “Summary compensation table” following this section.

None of the NEOs participate in a defined benefit pension plan or nonqualified deferred compensation savings plan that relates to the Company or any of its affiliates.

Other compensation policies and practices

In connection with this offering, we have established, or are in the process of developing, certain plans, policies and practices, including an equity incentive plan, an insider trading policy, an anti-hedging and pledging policy,

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

and a compensation clawback policy, to ensure that our compensation programs appropriately align the interests of our executives with the interests of our stockholders.

Stock Ownership Guidelines

In connection with this offering, the Committee has established stock ownership guidelines in order to further align the long-term interests of our executive officers and non-employee directors with those of our stockholders. Our stock ownership guidelines require that our NEOs and applicable non-employee directors own shares of our common stock (as determined under the guidelines) having an aggregate value equal to a multiple of the NEO’s annual base salary or non-employee director’s annual cash retainer as follows:

Position	Multiple
Chief Executive Officer	5x Annual Base Salary
Other Named Executive Officers	3x Annual Base Salary
Non-Employee Directors	5x Annual Cash Retainer

Our NEOs and applicable non-employee directors are required to hold 50% of shares acquired as a result of exercise or settlement of compensatory awards until these ownership guidelines have been met. These ownership guidelines do not apply to any non-employee director who will not participate in our director compensation program.

Each NEO and applicable non-employee director has until the later of five years after the completion of this offering and the date such individual first becomes an executive officer or non-employee director, as applicable, to comply with the stock ownership guidelines.

Clawback Policy

In connection with this offering, the Committee has established an incentive compensation recoupment, or “clawback” policy that is intended to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act and applicable SEC and NYSE rules. Under the policy, if we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in a current period or left uncorrected, we will recoup from each executive officer, including NEOs, any erroneously awarded incentive-based compensation as defined in the policy. For purposes of the policy, incentive-based compensation includes compensation granted, earned or vested based upon our attainment of specified financial reporting metrics and recovery is required regardless of fault. The policy does not limit any other rights or remedies the Company, the Board or the Committee may have. These remedies would be in addition to, and not in lieu of, any penalties imposed by law enforcement agencies, regulators or other authorities, such as section 304 of the Sarbanes-Oxley Act.

Ardent Health Partners, Inc. 2024 Omnibus Incentive Award Plan

Prior to the completion of this offering, we expect to obtain the requisite stockholder approval with respect to the Ardent Health Partners, Inc. 2024 Omnibus Incentive Award Plan (the “LTIP”), which we expect will become effective no later than the day immediately prior to the date that the offering of our shares of our common stock pursuant to this prospectus is declared effective by the SEC (the “Effective Date”). The material terms that are expected to apply with respect to the LTIP are summarized below.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Term of the LTIP. Unless terminated earlier, the LTIP will continue for a period of 10 years after the earlier of (i) the date on which the LTIP was approved by the Board or (ii) the date of the requisite stockholder approval described above.

Eligibility. Employees, non-employee directors, consultants and advisors of the Company and its subsidiaries, are eligible to be selected as award recipients under the LTIP.

Administration. The LTIP will be administered by the Committee (or another committee or subcommittee of the Board or the Committee as may be designated from time to time), provided that the Board will conduct the general administration of the LTIP with respect to awards granted to non-employee directors of the Company (as applicable, the “Administrator”). In addition, the Board may at any time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan, subject to certain limitations under applicable law and the requirements of any securities exchange on which our shares are listed, quoted or traded. The Administrator will have complete discretion, subject to the provisions of the LTIP, to select each eligible individual to whom awards will be granted and to determine the type and amount of awards to be granted, the timing of such awards, and the other terms and conditions of awards granted under the LTIP. Subject to the terms of the LTIP, the Administrator may delegate its authority under the LTIP to one or more members of the Board or one or more of our officers. The Administrator also will have the power to interpret the LTIP and award agreements, to establish rules and regulations relating to the LTIP, and to make all other determinations necessary or advisable for administering the LTIP.

Available awards. The LTIP will authorize the Company to provide equity-based compensation in the form of: (i) stock options, including incentive stock options entitling the option holder to favorable tax treatment under Section 422 of the Code; (ii) stock appreciation rights; (iii) restricted stock; (iv) restricted stock units; (v) other stock or cash based awards; (vi) dividend equivalents and (vii) “IPO Rollover Awards.” Each type of award is described below under the section entitled “—Types of awards authorized under the LTIP.” Each award granted under the LTIP will be evidenced by an award agreement that sets forth the terms, conditions and limitations applicable to such award as determined by the Administrator in its discretion.

Shares available for awards. Subject to adjustment in the event of specified capital events, the LTIP will have a share reserve that is equal to approximately 11% of the total number of shares of our common stock that are outstanding at the time of the completion of this offering. The specific number of shares reserved under LTIP will be included in the plan document in connection with the stockholder approval process referenced above. All of the shares subject to the LTIP may be used to grant incentive stock options.

Share counting. To the extent that an award, other than an IPO Rollover Award, is forfeited or expires, is converted to shares of another person in connection with a spin-off or other similar event, or is settled for cash, any shares subject to the award will again be available for the grant of an award pursuant to the LTIP. Further, the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the LTIP. The following shares will be treated as issued under the LTIP and will not be available for future grants of awards: (i) shares that are acquired by the Company or withheld (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations; (ii) shares subject to a stock appreciation right that is settled for shares; and (iii) shares purchased on the open market with the cash proceeds from the exercise of stock options. Generally, certain awards that are granted in assumption of or in substitution for awards of a company that the Company acquired will not count against the share reserve under the LTIP and in certain circumstances available shares of certain stockholder approved plans of a company that the Company acquires may be used for awards under the LTIP.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Repricing prohibited without stockholder approval. Except for equitable adjustments permitted under the LTIP or in connection with a change in control, the repricing, replacement or regranting of any previously granted award, through cancellation or by lowering the exercise price or purchase price of such award, will be prohibited under the LTIP unless our stockholders first approve such repricing, replacement or regranting. Similarly, no “underwater” option or share appreciation right may be cancelled in exchange for cash unless otherwise approved by such stockholders.

Non-employee director compensation. Subject to limited exceptions, the maximum number of shares subject to awards granted during a single fiscal year to any non-employee director to the Board, taken together with any cash fees paid during the fiscal year to the non-employee director, in respect of the non-employee director’s service as a member of the Board during such year, may not exceed $600,000. The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board; provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Types of awards authorized under the LTIP:

•

Stock Options. Stock options entitle the participant to purchase shares of our common stock at a price set forth in the applicable award agreement. Stock options may be granted as non-qualified stock options or, with respect to our employees, as incentive stock options, or in any combination of the two. The exercise price of any stock option may not be less than the fair market value of a share on the date of grant, and the maximum term for any stock option is 10 years. The Administrator will determine the methods by which the exercise price of a stock option may be paid, which may include: (i) cash, check or electronic funds; (ii) unrestricted shares of common stock including shares pursuant to the exercise of the award (e.g., a net exercise sell to cover the exercise price); (iii) a broker-assisted exercise program acceptable to the Administrator; (iii) any other form of legal consideration acceptable to the Administrator in its sole discretion; or (iv) any combination of the foregoing methods of payment. Incentive stock options may be granted only to our employees and those of the Company’s subsidiaries. In addition, in the case of any incentive stock options granted to any individual who owns, as of the date of grant, shares possessing more than 10% of the total combined voting power of all classes of our shares, the incentive stock option must have an exercise price on a per-share basis that is not less than 110% of the fair market value of a share on the date of grant and the maximum term of any such incentive stock option is five years. The aggregate fair market value (determined as of the time the option is granted) of all shares with respect to which incentive stock options are first exercisable by a grantee in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code.

•

Stock Appreciation Rights. A stock appreciation right is a right, exercisable by the participant, to receive a payment equal to the product of: (i) the excess of (A) the fair market value of a share of our common stock on the date the stock appreciation right is exercised over (B) the exercise price of the stock appreciation right; and (ii) the number of shares with respect to which the stock appreciation right is exercised. Payments with respect to stock appreciation rights may be made in cash, in our shares, or in a combination of cash and shares. No stock appreciation right may be exercisable more than 10 years from the date of grant.

•

Restricted Stock. Under a restricted stock award, a participant is issued shares of our common stock that are subject to certain forfeiture or vesting provisions and restrictions on transferability as determined

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

by the Committee at the time of the award and consistent with the LTIP. Unless otherwise provided under the terms of the award, a participant has voting and dividend rights with respect to awards of restricted stock, except that any such dividends will be paid only if the underlying performance conditions are satisfied.

•

Restricted Stock Units. A restricted stock unit is a type of contingent stock award that generally entitles the participant to receive a number of shares of our common stock, or the value of such shares, in connection with the satisfaction of vesting conditions determined by the Administrator, as specified in the award agreement for the restricted stock units. In addition, the Administrator will specify the settlement date applicable to each restricted stock unit, which may not be earlier than the vesting date or dates of the award. Settlement of restricted stock units may be made in shares or in cash or any combination of cash and shares, as determined by the Administrator in its sole discretion.

•

Other Stock or Cash Based Awards. The Administrator is authorized to grant other stock or cash based awards. Subject to the provisions of the LTIP, the Administrator will determine the terms and conditions of each other stock or cash based award, including the term of the award, any exercise or purchase price, performance goals, transfer restrictions, vesting conditions and other terms and conditions, which will be set forth in the applicable award agreement. Other stock or cash based awards may be paid in cash, shares, or a combination of cash and shares, as determined by the Administrator and set forth in the applicable award agreement, and may be available as a form of payment in the settlement of other awards granted under the LTIP, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an eligible individual is otherwise entitled.

•

IPO Rollover Awards. IPO Rollover Awards will consist of awards granted to an eligible individual upon the statutory conversion of Ardent Health Partners, LLC into the Company, in exchange for such eligible individual’s then outstanding and unvested Class C Units in Ardent Health Partners, LLC. Shares subject to IPO Rollover Awards that are cancelled or forfeited will not be available for future grants of awards under the LTIP.

•

Dividend Equivalents. Dividend equivalents may be granted by the Administrator, entitling the grantee to receive amounts equal to all or any portion of the dividends that would be paid on the shares of our common stock covered by an award as if such shares had been delivered pursuant to such award. The Committee will determine whether the payments will be made in cash, in shares of common stock or in another form, the time or times at which they are made, and such other terms and conditions as the Committee deems appropriate. Dividend equivalents with respect to an award that is subject to vesting conditions will be subject to the same vesting conditions as the underlying award. Dividend equivalents are not payable with respect to stock options or stock appreciation rights.

Amendment and termination. Our Board will be permitted at any time to amend, modify or terminate the LTIP in any or all respects, provided that, except with respect to certain actions made in connection with the recoupment of awards or to comply with applicable law, any such amendment, modification or termination may not materially and adversely affect the rights of any holder of an award previously granted under the LTIP without such holder’s consent unless permitted under the LTIP or the award itself. However, without the approval of our stockholders and except as described below under “Adjustments”, the Board will not:

•	increase the limit on the maximum number of shares that can be issued under the LTIP;

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	increase the limit on the maximum compensation payable to non-employee directors during a single fiscal year under the LTIP;

•	reduce the price per share of any outstanding option or stock appreciation right granted under the LTIP or take any action prohibited under the repricing provisions of the LTIP;

•	cancel any option or stock appreciation right in exchange for cash or another award in violation of the LTIP’s prohibition on repricing; or

•	any other action for which stockholder approval is necessary to comply with any regulatory requirement applicable to the LTIP.

Dividends. No dividends may be paid to a participant with respect to an award prior to the vesting of such award. An award may provide for dividends to accrue on behalf of a participant as of each dividend payment date during the period between the date the award is granted and the date the award is exercised, vested, expired, credited or paid, and to be converted to vested cash or shares of our common stock at the same time and subject to the same vesting conditions that apply to the shares to which such dividends relate.

Adjustments. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company’s stock or the share price of the Company’s stock other than an equity restructuring (as defined in the LTIP), the Administrator will make equitable adjustments, as necessary, to reflect such change with respect to: (i) the aggregate number and kind of shares that may be issued under the LTIP; (ii) the number and kind of shares subject to outstanding awards; (iii) the terms and conditions of any outstanding awards (including performance goals); and (iv) the grant or exercise price per share for any outstanding awards under the LTIP.

In connection with the occurrence of an equity restructuring, (i) the number and type of securities subject to each outstanding award and the exercise price or grant price thereof, if applicable, will be equitably adjusted; and/or (ii) the Administrator will make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate with respect to the aggregate number and kind of shares that may be issued under the LTIP and the terms and conditions of any outstanding awards (including with respect to any applicable performance goals).

Change in Control. Unless otherwise provided in the applicable award agreement, in the event of a change of control (as defined in the LTIP) in which (i) the participant’s awards are assumed or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, and (ii) the participant’s employment is terminated without cause upon or within 24 months following the change in control, such awards will automatically vest and become fully exercisable. Unless otherwise provided in the applicable award agreement, in the event of a change of control in which the participant’s awards are not assumed or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, the Administrator may cause any or all of such awards to (i) terminate in exchange for cash, rights or other property pursuant or (ii) automatically vest and become fully exercisable immediately prior to the consummation of such transaction.

Compliance with Section 409A of the Internal Revenue Code. To the extent applicable, it is intended that the LTIP and any grants made under the LTIP will comply with or be exempt from the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the participants. The LTIP and any grants made under the LTIP will be administered and interpreted in a manner consistent with this intent.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Transferability. In general, awards granted under the LTIP may not be transferred in any manner other than by will or by the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a domestic relations order.

Withholding taxes. The Company or any of its subsidiaries, as appropriate, may deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state and local taxes and any taxes imposed by jurisdictions outside of the United States (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a participant arising as a result of the LTIP. In addition, the Company or any of its subsidiaries may take any action as may be necessary in its opinion to satisfy withholding obligations for the payment of taxes by any means authorized by the Administrator. No shares will be delivered under the LTIP to any participant or other person until the participant or such other person has made arrangements acceptable to the Administrator for the satisfaction of applicable tax obligations arising as a result of awards made under the LTIP.

Ardent Health Partners, Inc. Executive Severance Program

In connection with this offering, the Committee has established an executive severance program, under which our NEOs will be entitled to receive severance pay in the event of their involuntary termination without cause or voluntary termination for good reason (each, a qualifying termination). As part of the severance program, we expect to offer severance benefits to our CEO pursuant to an employment agreement and our other NEOs pursuant to a severance plan that will become effective following the completion of this offering. In addition, to the extent our other NEOs are currently subject to an employment agreement, each such NEO will be permitted to elect to remain subject to such employment agreement in lieu of participating in our severance plan.

Under the severance program, our NEOs are eligible to receive a multiple of their base salary and target annual bonus amount in connection with their qualifying termination, subject to the NEO’s entering into a release of claims in favor of the Company and various related parties and the NEO’s compliance with certain restrictive covenant obligations, as follows:

•

CEO—the sum of the CEO’s base salary and target bonus (x) multiplied by two and payable in substantially equal installments in accordance with our normal payroll practices for 24 months, or (y) if the qualifying termination occurs in connection with a change in control of the Company, multiplied by three and payable in a lump sum; and

•

Other NEOs—the sum of the applicable NEO’s base salary and target bonus (x) multiplied by 1.5 and payable in substantially equal installments in accordance with our normal payroll practices for 18 months, or (y) if the qualifying termination occurs in connection with a change in control of the Company, multiplied by two and payable in a lump sum.

For purposes of the separation program, a qualifying termination will occur in connection with a change in control of the Company if such qualifying termination occurs during the period (i) beginning six months immediately prior to a change in control (or, if earlier, upon the execution of a letter of intent or similar agreement relating to a transaction that ultimately results in a change in control), and (ii) ending 18 months following such change in control. If the above severance amounts and other applicable benefits that relate to a change in control are above the threshold which triggers an excise tax under Section 280G of the Code, either those amounts and benefits will be reduced such that the excise tax is avoided or the those amounts and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

benefits will be paid in full with the excise tax imposed on the executive, whichever is more favorable to the executive on an after-tax basis.

Compensation tables

Summary compensation table

Name and Principal Position	Year	Salary ($)	Bonus(2) ($)	Stock Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Marty Bonick President and Chief Executive Officer	2023	$988,623	—	—	$1,207,454	$13,200	$2,209,277
Alfred Lumsdaine Chief Financial Officer	2023	$594,314	—	$278,800	$431,120	$13,200	$1,317,434
Stephen C. Petrovich Executive Vice President, General Counsel and Secretary	2023	$508,579	—	$64,780	$371,644	$13,200	$958,203
David Schultz(1) President of Hospital Operations	2023	$342,948	$225,000	$98,400	—	$59,259	$725,607
Terika Richardson(1) Former Chief Operating Officer	2023	$632,443	—	$232,880	—	$13,200	$878,523

(1)	Mr. Schultz, who previously served as president of the Company’s New Mexico market, was appointed as President of Hospital Operations pursuant to his offer letter dated November 28, 2023 in connection with Ms. Richardson’s resignation from her role of Chief Operating Officer effective November 20, 2023.
(2)	Pursuant to Mr. Schultz’s offer letter entered into in connection with his appointment as President of Hospital Operations, we agreed that Mr. Schultz would receive his target bonus award in respect of his 2023 service prior to the above promotion irrespective of satisfaction of the performance goals thereunder.
(3)	The value in this column reflects the aggregate grant date fair value of the time-based Class C units in the Company (i.e., the Class C-1 units), at the time they were granted in 2023, computed in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718, Stock Compensation, or FASB ASC Topic 718. The Company employs a Black-Scholes OPM to determine the grant date fair value of its equity-based awards. The OPM is used to allocate the estimated equity value of the Company to the various unit classes. The equity value of the Company is estimated using income and market valuation approaches, including recent sales of the Company’s common units. Such estimates require the input of highly subjective, complex assumptions. Refer to Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for further discussion on Member Units and related unit-based compensation.
(4)	The values in this column represent the payment of 2023 annual bonus awards, taking into account the Cybersecurity Adjustment, paid in 2024.
(5)	Details with respect to the amounts in this column are set forth in the table below.

Name	Year	Relocation Allowance Temporary Housing and Moving Costs(1) ($)	Company Savings Plan Contributions(2) ($)	Total ($)
Marty Bonick	2023	$—	$13,200	$13,200
Alfred Lumsdaine	2023	$—	$13,200	$13,200
Stephen C. Petrovich	2023	$—	$13,200	$13,200
David Schultz	2023	$46,059	$13,200	$59,259
Terika Richardson	2023	$—	$13,200	$13,200

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(1)	The amount in this column for Mr. Schultz represents a temporary housing allowance provided in connection with his promotion to the role of President of Hospital Operations effective as of November 20, 2023, and his related responsibilities to provide services for the Company in the greater Nashville, Tennessee area and elsewhere (rather than from the location of Mr. Schultz’s residence in the State of Washington).
(2)	The amounts in this column represent Company matching contributions for 2023 under the Company Savings Plan.

Grants of plan-based awards in fiscal 2023 table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All other stock awards: Number of shares of stock or units (3) (#)	Grant date fair value of stock awards (4) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Marty Bonick	1/1/2023	$640,627	$1,281,254	$1,947,506	$
	—				—	—	—	—	$—
Alfred Lumsdaine	1/1/2023	$228,750	$457,500	$695,400	$—	—	—
	5/1/2023				—	—	—	340,000	$278,800
Stephen C. Petrovich	1/1/2023	$191,250	$382,500	$581,400	$—	—	—
	5/1/2023				—	—	—	79,000	$64,780
David Schultz (5)	—	$—	$—	$—	$—	—	—
	6/6/2023				—	—	—	120,000	$98,400
Terika Richardson (6)	1/1/2023	$—	$526,702	$—	$—	—	—
	5/1/2023				—	—	—	284,000	$232,880

(1)	The values in these columns represent the Threshold, Target and Maximum annual bonus opportunities for 2023 under our Corporate Executive Bonus Plan. Under the plan terms, if our minimum performance criteria are not met, no bonus is payable. The Threshold amounts disclosed assume a minimum level of achievement for each metric under the Corporate Executive Bonus Plan.
(2)	Pursuant to the Class C Guidelines, no grants of Class C units that are subject to performance-based vesting conditions (i.e., the Class C-2 units) were made in 2023.
(3)	The values in this column represents the number of Class C units granted in 2023 that are subject to time-based vesting conditions (i.e., the Class C-1 units).
(4)	Amounts reported in this column reflect the aggregate grant date fair value of the Class C units granted in 2023, computed in accordance with FASB ASC Topic 718, excluding the effect of forfeitures. For a discussion of the assumptions and methodologies used to calculate the amounts reflected in the table above, please see footnote 2 to the “Summary compensation table” above.
(5)	Pursuant to Mr. Schultz’s offer letter entered into in connection with his appointment as President of Hospital Operations, Mr. Schultz received his target bonus award in respect of his 2023 service prior to the above promotion irrespective of satisfaction of the performance goals thereunder.
(6)	Ms. Richardson forfeited all rights to receive her 2023 annual cash incentive under our Corporate Executive Bonus Program in connection with her resignation from the position of Chief Operating Officer effective November 20, 2023.

Employment agreements and offer letters

Marty Bonick

Mr. Bonick is a party to an employment agreement with AHS Management Company, Inc., a wholly owned subsidiary of the Company, pursuant to which he is employed as the Company’s President and Chief Executive Officer. Mr. Bonick’s term of employment under the agreement commenced on September 1, 2020 and has a one-year initial term, with automatic one-year term renewals unless either party gives timely written notice of

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

non-renewal. Under the terms of the agreement, Mr. Bonick’s base salary was initially set at $800,000, which base salary may be changed to such other amount as approved by the Board from time to time (as noted above, Mr. Bonick’s base salary as of December 31, 2023 was $1,025,003). Under the terms of the agreement, Mr. Bonick was initially eligible to participate in the Company’s annual bonus program with a target annual bonus opportunity of 100% of his base salary (as noted above, the target annual bonus opportunity was 125% of his base salary as of December 31, 2023). In addition, pursuant to the terms of the agreement, Mr. Bonick is eligible to participate in any fringe benefit and employee benefit programs available to other similarly situated senior officers of AHS Management Company, Inc.

Mr. Bonick is eligible to receive severance benefits pursuant to his employment agreement in the event of his termination of employment under certain circumstances. The terms of his severance benefits are described below under “—Potential payments upon termination or change in control,” along with a summary of his post-employment restrictive covenants.

Alfred Lumsdaine

Mr. Lumsdaine is a party to an employment agreement with AHS Management Company, Inc., pursuant to which he is employed as the Company’s Chief Financial Officer. Mr. Lumsdaine’s term of employment under the agreement commenced on August 31, 2021 and has a one-year initial term, with automatic one-year term renewals unless either party gives timely written notice of non-renewal. Under the terms of the agreement, Mr. Lumsdaine’s base salary was initially set at $575,000, which base salary may be changed to such other amount as approved by the Board from time to time (as noted above, Mr. Lumsdaine’s base salary as of December 31, 2023 was $609,960). Under the terms of the agreement, Mr. Lumsdaine was initially eligible to participate in the Company’s annual bonus program with a target annual bonus opportunity of 75% of his base salary (as noted above, the target annual bonus opportunity remained at 75% of his base salary as of December 31, 2023). In addition, pursuant to the terms of the agreement, Mr. Lumsdaine is eligible to participate in any fringe benefit and employee benefit programs available to other similarly situated senior officers of AHS Management Company, Inc.

Mr. Lumsdaine is eligible to receive severance benefits pursuant to the agreement in the event of his termination of employment under certain circumstances. The terms of his severance benefits are described below under “—Potential payments upon termination or change in control,” along with a summary of his post-employment restrictive covenants.

Stephen C. Petrovich

Mr. Petrovich is a party to an employment agreement with AHS Management Company, Inc., pursuant to which he is employed as the Company’s Executive Vice President, General Counsel and Secretary. The agreement was entered into on July 3, 2015 and became effective upon the closing of the Ventas Transaction on August 4, 2015 and extends until his termination of employment. Under the terms of the agreement, Mr. Petrovich’s base salary was initially set at $375,000, which base salary may be changed to such higher amount as approved by the Committee from time to time (as noted above, Mr. Petrovich’s base salary as of December 31, 2023 was $520,291). Under the terms of the agreement, Mr. Petrovich is eligible to participate in the Company’s annual bonus program on such terms as determined by the Board (as noted above, Mr. Petrovich’s target annual bonus opportunity was 75% of his base salary as of December 31, 2023). In addition, pursuant to the terms of the agreement, Mr. Petrovich is eligible to participate in any fringe benefit and employee benefit programs available to other similarly situated senior officers of AHS Management Company, Inc.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Mr. Petrovich is eligible to receive severance benefits in the event of his termination of employment under certain circumstances. The terms of his severance benefits are described below under “—Potential payments upon termination or change in control,” along with a summary of his post-employment restrictive covenants.

David Schultz

Mr. Schultz is not party to an employment agreement with AHS Management Company, Inc., or with the Company itself. However, in connection with his promotion to President of Hospital Operations, Mr. Schultz accepted an offer letter, dated November 28, 2023, which outlines the basic terms of his employment with AHS Management Company, Inc. Under the terms of the offer letter, Mr. Schultz is entitled to an annual base salary of $610,000, as well as a 15% premium on his base salary paid out as a bonus at the end of his term and a supplemental grant of Class C units (in the form of Class C-1 units) with a target value of $290,000, which grant was made in early 2024. Under the terms of the offer letter, Mr. Schultz is eligible to participate in the Company’s annual bonus program with a target annual bonus opportunity of 60% of his base salary, and is eligible to participate in any fringe benefit and employee benefit programs available to other similarly situated senior officers of AHS Management Company, Inc. In addition, Mr. Schultz is eligible to receive a bonus payment of approximately $225,000 in March 2024 (this bonus amount is based on Mr. Schultz’s target bonus award that applied under a separate bonus program in respect of the Company and in respect of his 2023 service prior to the above promotion (irrespective of satisfaction of the performance goals thereunder)). Mr. Schultz is also entitled to receive (a) relocation reimbursement benefits, (b) a related miscellaneous expense allowance up to $10,000, and (c) temporary housing benefits during the course of his interim assignment.

Mr. Schultz is eligible to receive severance benefits in the event of his termination of employment under certain circumstances in accordance with the terms of his offer letter. The terms of his severance benefits are described below under “—Potential payments upon termination or change in control.”

Terika Richardson

Prior to her resignation effective November 20, 2023, Ms. Richardson was a party to an employment agreement with AHS Management Company, Inc., pursuant to which she was employed as the Company’s Chief Operating Officer. Ms. Richardson’s term of employment under the agreement commenced on September 7, 2021, and had a one-year initial term, with automatic one-year term renewals unless either party gave timely written notice of non-renewal. Under the terms of the agreement, Ms. Richardson’s base salary was initially set at $675,000, which base salary could be changed to such higher amount as approved by the Board from time to time (as noted above, Ms. Richardson’s base salary immediately prior to her termination on November 20, 2023 was $702,270). Ms. Richardson was eligible to participate in the Company’s annual bonus program with a target annual bonus opportunity of 75% of her base salary (as noted above, the target annual bonus opportunity remained at 75% of her base salary immediately prior to her termination on November 20, 2023). In addition, pursuant to the terms of the agreement, Ms. Richardson was eligible to participate in any fringe benefit and employee benefit programs available to other similarly situated senior officers of AHS Management Company, Inc. Ms. Richardson was eligible to receive severance benefits in the event of her termination of employment under certain circumstances, but was not entitled to receive severance benefits in connection with her resignation from her role as Chief Operating Officer effective November 20, 2023. Ms. Richardson continues to be bound by the restrictive covenants included in her employment agreement.

Class C unit awards

Each of our NEOs has received grants of Class C units, which are described above in the CD&A under “—Elements of executive compensation—Long-term equity compensation.” As noted above, Mr. Schultz was entitled to

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

receive an additional grant of Class C units, in connection with his promotion in 2023, which such grant was made in early 2024. Such Class C units generally vest in accordance with the section entitled “Long-term equity compensation” above. In addition, Mr. Petrovich received a grant of Class C units on July 13, 2018, which was provided on account of the dilution of his original grant as a result of the recapitalization in connection with our acquisition of East Texas Medical Center. A portion of the Class C-1 units granted on July 13, 2018 were immediately vested at grant in recognition of the portion of the original grant Mr. Petrovich received on October 1, 2015 that had already vested. The remaining Class C-1 units which had not vested as of the July 13, 2018 grant date continued to vest in accordance with the original vesting schedule that applied to the Class C unit grants made to Mr. Petrovich on October 1, 2015. Class C-1 units will vest in full upon a Sale of the Company (as such term is defined in the Ardent Health Partners LLC Agreement) and certain Class C-1 units granted prior to 2021 will also vest in full in connection with this offering.

Outstanding equity awards at fiscal 2023 year-end table

	Stock Awards
Name	Grant date	Number of shares or units of stock that have not vested (1) (#)	Market value of shares or units of stock that have not vested (2) ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (3) (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (2) ($)
Marty Bonick	9/1/2020	450,000		3,000,000	$
Alfred Lumsdaine	5/1/2023	289,000		—
	9/8/2021	200,000		200,000	$
Stephen C. Petrovich	5/1/2023	67,150		—
	7/13/2018	—		151,526	$
	10/1/2015	—		1,770,000	$
David Schultz	6/6/2023	102,000		—
Terika Richardson(4)	—	—		—

(1)	Represents unvested Class C units subject to service-based vesting requirements (i.e., the Class C-1 units). These awards vest ratably over a 5-year period (in 5% quarterly increments), provided the holder remains employed through the vesting date.

(2)	The Class C units represent profit interests in the Company, which will have value only if the value of the Company increases following the date on which the awards of such Class C units are granted and only after the aggregate amount of capital contributions in respect of all Class A units have been repaid to the holders of the Class A units. There was no public market for the Class C units as of December 31, 2023, accordingly, there was no ascertainable public market value for the profits interests as of such date. The values reported in this table are based on an estimate of fair market value, using the mid-point of the offering range set forth on the cover page of this prospectus.

(3)	Represents unvested Class C units subject to performance-based vesting requirements (i.e., the Class C-2 units). These performance-based Class C units will vest upon a distribution event if, and to the extent that, our current investors receive specified levels of their invested capital in the Company. See “—Elements of executive compensation—Long-term equity compensation” above for a discussion of the vesting criteria.

(4)	All unvested Class C units held by Ms. Richardson were forfeited at the time of her resignation from the position of Chief Operating Officer effective November 20, 2023. Ms. Richardson continues to hold the 208,400 Class C-1 units that were granted to her and had previously vested at the time of such resignation.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Stock Vesting in Fiscal 2023 Table

	Stock Awards
Name	Number of shares acquired on vesting (1) (#)	Value realized on vesting (2) ($)
Marty Bonick	300,000	$
Alfred Lumsdaine	131,000	$
Stephen C. Petrovich	11,850	$
David Schultz	18,000	$
Terika Richardson(3)	88,400	$

(1)	Represents awards of Class C-1 units, which generally vest ratably over a 5-year period (in 5% quarterly increments), provided the holder remains employed through the vesting date.

(2)	The Class C units represent profit interests in the Company, which will have value only if the value of the Company increases following the date on which the awards of such Class C units are granted and only after the aggregate amount of capital contributions in respect of all Class A units has been repaid to the holders of the Class A units. There was no public market for the Class C units as of December 31, 2023, accordingly, there was no ascertainable public market value for the profits interests as of such date. The values reported in this table are based on an estimate of fair market value, using the mid-point of the offering range set forth on the cover page of this prospectus.

(3)	All unvested Class C units held by Ms. Richardson were forfeited at the time of her resignation from the position of Chief Operating Officer effective November 20, 2023 (Ms. Richardson continues to hold the 208,400 Class C-1 units that were granted to her and had previously vested at the time of such resignation).

Potential payments upon termination or change in control

Each of our NEOs, other than Mr. Schultz, is, or in the case of Ms. Richardson was, party to an employment agreement which provides or provided (in each case, as applicable) for severance payments in connection with a termination of employment under certain circumstances.

•

In the case of Mr. Bonick, in the event of a termination of the executive’s employment by the executive for Good Reason or by the Company without Cause, the executive is entitled to severance benefits equal to a multiple of one times (a) the highest base salary rate in effect during the term of the agreement, (b) the target bonus amount for the year in which the termination occurred (regardless of actual achievement), and (c) an additional amount equal to 15% of his base salary at the time of termination. The cash severance payments are to be made in equal installments over the 12-month period following termination, subject to acceleration in the event the executive dies post-termination. In addition, in the event of the executive’s disability, he is entitled to continued base salary payments during the six-month period following his termination of employment. A termination without Cause for these purposes includes non-renewal of the stated term of employment by the Company.

•

In the case of Mr. Lumsdaine, in the event of a termination of the executive’s employment by the executive for Good Reason or by the Company without Cause (including within 12 months following a Change in Control), the executive is entitled to severance benefits equal to a multiple of one times (a) the highest base salary rate in effect during the term of the agreement, (b) the target bonus amount for the year in which the termination occurred (regardless of actual achievement), and (c) an additional amount equal to 15% of his base salary at the time of termination. The cash severance payments are to be made in equal installments over the 12-month period following termination, subject to acceleration in the event the executive dies post-termination. In addition, in the event of the executive’s disability, he is entitled to continued base salary payments during the six-month period following his termination of employment. A termination without Cause for these purposes includes non-renewal of the stated term of employment by the Company.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•

In the case of Mr. Petrovich, in the event of a termination of the executive’s employment by the executive for Good Reason or by the Company without Cause (including within 24 months following a Change in Control), the executive is entitled to a severance payment equal to a multiple of two times (a) the highest base salary rate in effect during the term of the agreement, (b) the highest bonus level that would be paid to the executive if the bonus plan targets were achieved (regardless of actual achievement), and (c) an additional amount equal to 15% of his base salary at the time of termination. The cash severance payments are to be made in equal installments over the 24-month period following termination, subject to acceleration in the event the executive dies post-termination. In addition, in the event of the executive’s disability, he is entitled to continued base salary payments during the six-month period following his termination of employment. The severance provisions in Mr. Petrovich’s employment agreement also provide that he will be entitled to reimbursement of his reasonable attorney’s fees and costs (and related arbitration, mediation and litigation costs) in the event he successfully resolves certain compensation and benefits claims in his favor.

•	Ms. Richardson was not entitled to receive any severance benefits in connection with her resignation from her role as Chief Operating Officer effective November 20, 2023.

For purposes of these employment agreements:

•

“Cause” means the executive’s (a) willful refusal to perform, or gross negligence in performing, the reasonable duties of his office, (b) conviction of or guilty plea to any crime punishable as a felony, or involving fraud or embezzlement, any crime involving moral turpitude or any crime in connection with the delivery of healthcare services, (c) change in ability to participate in applicable federal healthcare programs, (d) any act involving moral turpitude that materially affects the performance of his duties, (e) use of alcohol in violation of the Company’s policies or illegal use of drugs, (f) engagement in fraud, theft, misappropriation or embezzlement with respect to the Company or any of its affiliates, or (g) exclusion from participation in any applicable federal healthcare program.

•

“Good Reason” means (a) a material diminution in the executive’s office, duties or responsibilities, or (b) a material breach by the Company of the agreement. In addition, pursuant to the employment agreement for Mr. Lumsdaine, a good reason event can arise upon a material diminution of his salary.

•

“Change in Control” means (a) any person becomes the direct or indirect beneficial owner of more than 50% of the Company’s then-outstanding voting securities, (b) directors serving on the Board as of a specified date cease to constitute at least a majority of the Board unless such directors are approved by a vote of at least a majority of the incumbent directors; provided that a person whose assumption of office is in connection with an actual or threatened election contest or actual or threatened solicitation of proxies including by reason of agreement intended to avoid or settle such contest shall not be considered to be an incumbent director, (c) approval by the holders of the voting securities of the Company of any merger, reorganization or consolidation of the Company unless the holders of the voting securities of the Company immediately prior to the transaction own more than 50% of the then combined voting power of the voting securities of the company resulting from such transaction and the individuals who were members of the Board immediately prior to the transaction constitute at least a majority of the Board of such resulting company, (d) approval by the holders of voting securities of the Company of a complete liquidation or dissolution of the Company, or (e) an agreement for the sale or disposition of all or substantially all of the assets of the Company to a person (with certain exceptions for transactions involving related parties, EGI-AM and their affiliates, subsidiaries of the Company and employee benefit plans of the Company or a subsidiary thereof).

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Each agreement contains restrictive covenants where the executive is, or in the case of Ms. Richardson was, subject to during such executive’s employment and each executive will in all cases be subject to such restrictive covenants following such executive’s termination of employment. The executives are bound by a perpetual confidentiality restriction, as well as post-employment non-competition and employee non-solicitation restrictions. For Messrs. Bonick and Lumsdaine and Ms. Richardson, the post-employment non-competition and non-solicitation restricted period is the 12-month period following each individual’s respective termination of employment. For Mr. Petrovich, the restricted period is the 24-month period following his termination of employment (or, in the case of a termination without cause, the 12-month period following termination of employment).

Severance payments under Mr. Schultz’s offer letter

Mr. Schultz does not have an individual employment agreement with the Company. However, under the terms of his offer letter with the Company, in the event the Company terminates Mr. Schultz without cause, he will be eligible to receive a severance payment equal to one year of his base salary. The offer letter specifies that this payment is to be subject to the terms of eligibility as defined in the Company’s current severance policy, including the execution of a release of claims as a condition to receipt of such severance.

Under the Company’s generally applicable severance policy, Mr. Schultz will be eligible for severance in the event that he is involuntarily terminated by the Company (other than as a result of the items provided in the following sentence). Mr. Schultz will not be entitled to a severance payment if he (a) is offered employment following termination at a base compensation rate of no less than 85% of his compensation rate in effect immediately prior to the termination of his employment, (b) declines an offer of employment from a Company affiliate which provides for a base compensation rate of no less than 85% of his current compensation rate, (c) is covered by an employment agreement, during the period of such coverage, (d) is terminated for (i) unauthorized possession of a weapon, firearm or explosives on the Company premises, (ii) conviction of a felony, (iii) physical assault, (iv) harassment in violation of equal employment opportunities laws, (v) deliberate or negligent falsification of a document, (vi) use, possession, sale, or impaired performance due to a controlled substance, (vii) being intoxicated from the use of alcohol on Company property or while working, or (viii) violation of a law, regulation or policy related to the Company’s operations.

Additional restrictive covenants

All Company unitholders, including each of our NEOs, are subject to ongoing confidentiality obligations under the governing Ardent Health Partners LLC Agreement with respect to “Confidential Information” as such term is defined within that agreement. Furthermore, the incentive equity grant agreements that relate to each NEO’s Class C units, in addition to ongoing confidentiality obligations, contain certain employee non-solicitation restrictions that apply to each NEO during the term of the agreement through the second anniversary of such NEO’s termination of employment with the Company.

Treatment of equity awards

As discussed above in the CD&A under “—Elements of executive compensation—Long-term equity compensation,” each of our NEOs hold Class C units, which are profits interest awards in Ardent Health Partners, LLC. Under the governing Ardent Health Partners LLC Agreement and applicable award agreement, in the event of a termination of employment by the Company without Cause, or by the executive for Good Reason,

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

the next tranche of Class C-1 units scheduled to vest will vest. All remaining unvested Class C-1 units, and any Class C-2 units for which the performance criteria have not been met, will be forfeited. In the event the executive is terminated by the Company for Cause, or resigns without Good Reason, all unvested Class C units are forfeited (i.e., in contrast to the foregoing, there is no vesting of the next tranche of Class C-1 units scheduled to vest). In the event of a Sale of the Company (as such term is defined in the Ardent Health Partners LLC Agreement) or, for certain Class C-1 units granted prior to 2021, in connection with this offering, vesting will accelerate in full.

Following a termination of employment and prior to a public offering or sale of the Company, the Company may repurchase any vested Class C units from the executive by delivering written notice to the executive within 90 days of the termination date. If the termination of employment was due to a termination by the Company without Cause, voluntary resignation, death or disability, the vested Class C units will be repurchased at their fair market value on the termination date. If the termination of employment was due to any other reason, the Class C units will be repurchased at the lower of their original cost or current fair market value.

For purposes of the Class C units:

•

“Cause” has the definition in the recipient’s employment agreement, and if no definition exists, means (a) willful refusal to perform, or gross negligence in performing, the reasonable duties of the recipient’s office as reasonably directed, (b) indictment for, conviction of or plea of guilty or nolo contendere with respect to any felony, any crime involving fraud or embezzlement, any crime involving moral turpitude or any crime in connection with the delivery of healthcare services, (c) any act by the recipient involving moral turpitude that materially affects the performance of the recipient’s duties to the Company, (d) use of alcohol in violation of the Company’s policies or illegal use of drugs, (e) engagement in fraud, theft, misappropriation or embezzlement with respect to the Company or its affiliates, or (f) exclusion from participation in any applicable federal healthcare program or other debarment from contracting with any governmental authority.

•

“Good Reason” has the definition in the recipient’s employment agreement, and if no definition exists, means a material diminution in the recipient’s office, duties or responsibilities after the date of the grant.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Class A units and Class B units are held by our executives through their direct investment in the Company, and are not awards granted as part of our compensation program. Accordingly, any value these units may have following termination would not be compensatory, and, therefore, any associated values with respect to such Class A units and Class B units are not included in the table below.

Name	Change in Control ($)		Termination by the Company Without Cause or Employee’s Resignation for Good Reason Following a Change in Control ($)		Termination by the Company Without Cause or Employee’s Resignation for Good Reason ($)		Termination by the Company For Cause or Employee’s Resignation Without Good Reason ($)	Disability ($)

Marty Bonick
Severance		$—		$2,460,007		$2,460,007	$—	$512,502
Accelerated Vesting of Class C-1 Units(1)	$		$		$		$—	$—
Vesting of Class C-2 Units (2)		—		—		—	—	—

Total	$		$		$		$—	$512,502

Alfred Lumsdaine
Severance		$—		$1,159,000		$1,159,000	$—	$305,000
Accelerated Vesting of Class C-1 Units(1)	$		$		$		$—	$—
Vesting of Class C-2 Units (2)		—		—		—	—	—

Total	$		$		$		$—	$305,000

Stephen C. Petrovich
Severance		$—		$1,976,000		$1,976,000	$—	$260,000
Accelerated Vesting of Class C-1 Units(1)	$		$		$		$—	$—
Vesting of Class C-2 Units (2)		—		—		—	—	—

Total	$		$		$		$—	$260,000

David Schultz (3)
Severance		$—		$610,000		$610,000	$—	$—
Accelerated Vesting of Class C-1 Units(1)	$		$		$		$—	$—
Vesting of Class C-2 Units (2)		—		—		—	—	—

Total	$		$		$		$—	$—

Terika Richardson(4)
Severance		$—		$—		$—	$—	$—
Accelerated Vesting of Class C-1 Units(1)	$		$			$—	$—	$—
Vesting of Class C-2 Units (2)		—		—		—	—	—

Total	$		$			$—	$—	$—

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(1)	Class C-1 units represent profit interests in the Company, which will have value only if the value of the Company increases following the date on which the awards of such Class C units are granted and only after the aggregate amount of capital contributions in respect of all Class A units have been repaid to the holders of the Class A units. There was no public market for the Class C units as of December 31, 2023, accordingly, there was no ascertainable public market value for the profits interests as of such date. The values reported in this table are based on an estimate of fair market value, using the mid-point of the offering range set forth on the cover page of this prospectus. The vesting of Class C-1 units accelerates upon a Sale of the Company (as such term is defined in the Ardent Health Partners LLC Agreement), and for certain of the C-1 units granted prior to 2021, in connection with this offering.

(2)	Class C-2 units represent profit interests in the Company, which will have value only if the value of the Company increases following the date on which the awards of such Class C-2 units are granted, after the aggregate amount of capital contributions in respect of all Class A units have been repaid to the holders of the Class A units and subject to the attainment of specified performance thresholds. There was no public market for the Class C units as of December 31, 2023, accordingly, there was no ascertainable public market value for the profits interests as of such date. The values reported in this table are based on an estimate of fair market value, using the mid-point of the offering range set forth on the cover page of this prospectus.

(3)	Pursuant to the offer letter for Mr. Schultz, the severance benefit is provided solely upon a termination without cause.

(4)	Ms. Richardson resigned from the position of Chief Operating Officer effective November 20, 2023. She did not receive any separation payments in connection with her departure from this role. Ms. Richardson continues to hold her 208,400 Class C units were previously granted to her and had previously vested at the time of her resignation.

Compensation of non-employee directors

For 2023, each non-affiliate director received a $75,000 cash retainer payment for their service on the Board. Each of Mr. Bynoe, Ms. Campion, Mr. Goodyear, Ms. Havdala, Dr. Robinson and Messrs. Sen, Sotir, Tinkler and Webb received this $75,000 retainer in 2023. The chair of our audit and compliance committee, Mr. Goodyear, received an additional $20,000 payment in recognition of the additional work required for chairing this committee. Each of the chairs of our other committees, Mr. Bynoe, Ms. Havdala and Dr. Robinson, received an additional $10,000 payment in recognition of the additional work required for chairing those other committees. The non-executive chair of the Board, Mr. Sotir, received an additional $30,000 payment in recognition for the additional work required for such chair services.

In addition to the cash retainer, each non-affiliate director, other than Messrs. Sotir, Sen, and Tinkler, receives an annual grant of 75,000 Class C-1 units (the “Annual Grant”) that vests quarterly over a three-year period commencing with the fiscal quarter that includes the date of grant. For any new or replacement non-affiliated directors appointed during a fiscal year, they would receive a pro-rata portion of the Annual Grant based on the time remaining in the fiscal year of their appointment. Any unvested portion of the Annual Grant would be forfeited upon a non-affiliate director’s termination of Board service for any reason.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Total ($)
Peter Bynoe(2)	$85,000	$61,500	$146,500
Suzanne Campion	$75,000	$61,500	$136,500
William Goodyear(2)	$95,000	$61,500	$156,500
Ellen Havdala(2)	$85,000	$61,500	$146,500
Edmondo Robinson(2)	$85,000	$61,500	$146,500
Rahul Sen	$75,000	—	$75,000
Mark Sotir(2)	$105,000	—	$105,000
Philip Tinkler	$75,000	—	$75,000
Rob Webb	$75,000	$61,500	$136,500

(1)	Amounts reported in this column reflect the aggregate grant date fair value of the Class C units granted in 2023, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions and methodologies used to calculate the amounts reflected in the table above, please see footnote 3 to the “Summary compensation table” above. As of December 31, 2023, our non-affiliate directors held the following number of unvested Class C units: Mr. Bynoe: 156,250; Ms. Campion: 75,000; Mr. Goodyear: 83,330; Ms. Havdala: 156,250; Dr. Robinson: 75,000; and Mr. Webb: 75,000.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(2)	Mr. Sotir served as the non-executive chairman of the Board and received an additional $30,000 retainer for this service. Mr. Goodyear served as the chair of our audit and compliance committee during 2023 and received an additional $20,000 retainer for this service. Mr. Bynoe, Dr. Robinson and Ms. Havdala served as chair of our nominating and corporate governance committee, quality and patient safety committee and compensation committee, respectively, and each received an additional $10,000 retainer for this service.

In connection with this offering, the Board will be reviewing our director compensation program to ensure we can continue to attract and retain highly qualified Board members.

New director compensation program

In connection with this offering, the Committee has established a compensation program for our non-employee directors for their service on the Board. This compensation program will consist of annual cash retainers and grants of time-based restricted stock units under the LTIP. It is anticipated that Mr. Bugarelli, at the direction of Ventas, will be designated as ineligible to participate in this compensation program.

Under this compensation program, each participating non-employee director will receive an annual cash retainer of $100,000 and an annual grant of restricted stock units with a grant date value of $185,000 for their service on the Board. In addition, depending on their position with the Board, participating non-employee directors will receive the following additional annual cash retainers for their service on the Board:

Position	Additional Retainer
Chairperson of the Board	$125,000
Audit and Compliance Committee
Chairperson	$30,000
Committee Member	$15,000
Compensation Committee
Chairperson	$20,000
Committee Member	$10,000
Nomination and Corporate Governance Committee
Chairperson	$15,000
Committee Member	$7,500
Patient Safety and Quality of Care Committee
Chairperson	$20,000
Committee Member	$10,000

The annual cash retainers will be paid in four equal quarterly installments and pro-rated for any partial year of service on the Board. Similarly, the annual grants of restricted stock units will be prorated for any partial year of service. In addition, the annual grants of restricted stock units will have a vesting period of 12 months.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Certain relationships and related party transactions

The following is a description of certain relationships and transactions that exist or have existed or that we have entered into since January 1, 2021 with our directors, executive officers or stockholders who are known to us to beneficially own more than five percent of our voting securities and their affiliates and immediate family members.

Related party transaction policy

We have established a written related party transaction policy that provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee or stockholders known to us to beneficially own 5% or more of our voting securities or any affiliates and immediate family members of the foregoing. Any such related party transactions shall require advance approval by a majority of our independent directors or by our audit and compliance committee.

Corporate conversion

We are a Delaware limited liability company. Immediately prior to the effectiveness of this registration statement of which this prospectus forms a part, we will convert into a Delaware corporation and change our name to Ardent Health Partners, Inc. As required by the Ardent Health Partners LLC Agreement, the Corporate Conversion has been approved by our Board. As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. EGI-AM, an affiliated entity of EGI, the Chicago-based private investment firm founded by Sam Zell more than 50 years ago, will own approximately % of our common stock, Pure Health Capital Americas 1 SPV RSC LTD, a subsidiary of Pure Health, will beneficially own approximately % of our common stock, and ALH Holdings, LLC, a subsidiary of Ventas, a publicly traded REIT formed in 1998 and headquartered in Chicago, Illinois, will beneficially own approximately % of our common stock. For additional information regarding the Corporate Conversion and EGI-AM, please see “Corporate conversion” and “Prospectus summary—Our sponsor,” respectively.

Ardent Health Partners LLC Agreement

Our managers and unitholders entered into the Ardent Health Partners LLC Agreement, which governed our operations prior to the consummation of the Corporate Conversion, at which time the Ardent Health Partners LLC Agreement will terminate other than certain limited indemnification, exculpation, expense advancement and confidentiality provisions. Pursuant to the Ardent Health Partners LLC Agreement, prior to the Corporate Conversion and this offering, the Board was comprised of eleven members, including five members designated by EGI-AM (Messrs. Sen, Sotir and Tinkler and Mses. Campion and Havdala), one member designated by Ventas (Mr. Bulgarelli) and Mr. Bonick, our Chief Executive Officer. The Ardent Health Partners LLC Agreement provided that the Board had the power and discretion to manage and control the business and affairs of our Company, but provided certain procedures to be followed by our unitholders, for example:

•

if EGI-AM planned to sell or otherwise transfer or dispose of any membership units of Ardent, the other Class B unitholders of Ardent had customary tag-along rights, and if the holders of a majority of the Class B units of Ardent approved a sale of Ardent to an independent third party (an “Approved Sale”), EGI-AM had customary drag-along rights obligating all holders of membership units of Ardent to vote for, consent to and raise no objections to the Approved Sale;

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•

in the event Ventas intended to sell its membership units of Ardent, the other Class B unitholders, including EGI-AM, and Ardent had a customary right of first offer to purchase all, but not less than all, of the membership units proposed to be transferred, except for such units being transferred in connection with an Approved Sale or being transferred to an affiliate of Ventas;

•

if Ardent intended to issue or sell any membership units or equity securities, the Class B unitholders had customary preemptive rights, which required Ardent to provide notice of the intended issuance or sale, and which provided the Class B unitholders the rights to participate in such issuance or sale at the same price and on the same terms specified in the notice; and

•

Ardent could not, without our Board’s written consent, (i) enter into, amend, restate or modify any agreement between Ardent and its subsidiaries and any unitholder or unitholder affiliate (except for certain permitted issuances and ordinary course employment agreements and benefit programs) or (ii) pay any money or other consideration to any unitholder or unitholder affiliate.

Pure Health equity investment

On May 1, 2023, Pure Health purchased a 26.1% interest in Ardent from the current unitholders for approximately $500 million. In connection with Pure Health’s investment, unitholders were eligible to exercise tag-along rights to sell a proportionate share of their individual equity ownership interest in Ardent and AHP Health Partners, Inc., our direct majority-owned subsidiary. Ventas exercised its tag-along right to sell its proportionate share of interest in both Ardent and AHP Health Partners, Inc. To fulfill Ventas’ right to sell its proportionate share of noncontrolling ownership interest in AHP Health Partners, Inc., we exercised our right to repurchase those shares from Ventas for $26.0 million concurrent with Pure Health’s purchase of a minority interest in our Company.

Sale-leaseback of medical office buildings with Ventas

On February 9, 2022, we completed the sale of 18 medical office buildings to Ventas in exchange for $204.0 million and concurrently entered into agreements to lease the real estate back from Ventas over a 12-year initial term with eight options to renew for additional five-year terms. We refer to these transactions as the MOB Transactions through this prospectus.

The initial terms of the lease agreements did not qualify for accounting treatment as sale-leaseback arrangements. Thus, upon completion of the transaction, the held-for-sale assets were classified as held for sale and continued to depreciate over their respective useful lives. Additionally, the net proceeds received from the transaction of $202.1 million were accounted for as a related party deferred financing obligation.

On December 28, 2022, we amended certain renewal terms of the original lease agreements with Ventas such that the amended terms qualified for accounting treatment as sale-leaseback arrangements. Upon amendment, we recognized a gain of $157.8 million in other non-operating gains, related party for the year ended December 31, 2022. The aggregate amount of all periodic payments pursuant to such lease agreements due on or after the beginning of our fiscal year ended December 31, 2023 through the current expiration date is approximately $122.6 million.

Stockholder agreement

In February 2017, Ardent, Ventas and EGI-AM entered into a stockholder agreement that sets forth provisions governing the transfers and approved sales of, and rights of first offer and preemptive rights relating to, the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

common stock of AHP Health Partners, Inc., that are substantially similar to those provisions contained in the Ardent Health Partners LLC Agreement, described in “—Ardent Health Partners LLC Agreement” above, with respect to the membership units of Ardent. The Stockholder Agreement will terminate upon consummation of this offering.

Ventas Master Lease and the Relative Rights Agreement

Prior to August 4, 2015, AHS Medical Holdings, LLC (the “Predecessor”) was the limited liability company that owned the assets and operations now owned by Ardent. Effective August 4, 2015, Ventas purchased a majority of the Predecessor’s real estate assets. In a series of related transactions, the Predecessor’s operations and real estate were separated. Thereafter, Ventas retained ownership of the Predecessor’s real estate while a combination of EGI-AM, Ventas and the Predecessor’s senior management team formed Ardent, which acquired the Predecessor’s operations on August 4, 2015 for $519.5 million. Ardent divested the majority of its real estate to Ventas as part of the transaction, effective August 4, 2015, whereby Ventas purchased a majority of the Predecessor’s real estate assets. Ardent issued $14.0 million of equity attributable to noncontrolling interests as part of such transaction on August 4, 2015. Prior to the closing of the series of related transactions whereby EGI-AM, Ventas and the Predecessor’s senior management team formed Ardent, which acquired the Predecessor’s operations, effective August 4, 2015, Ardent held certain subordinated notes due to affiliates, which were repaid and terminated at such closing. Ardent had $84.2 million of subordinated notes due to an affiliate of Ardent’s former controlling unitholder at December 31, 2014 (Predecessor), which were repaid on August 4, 2015. Interest expense associated with this debt totaled $5.1 million for the period January 1, 2015 to August 3, 2015 (Predecessor). Ardent also had $6.7 million of subordinated notes due to affiliates of FFC Partners (which owned common units and redeemable preferred units of Ardent), which subordinated notes were repaid on August 4, 2015. Interest expense associated with this debt totaled $408,000 for the period January 1, 2015 to August 3, 2015 (Predecessor).

On August 4, 2015, we also entered into a 20-year master lease agreement (with a renewal option for an additional ten years) with subsidiaries of Ventas, pursuant to which we lease ten of our hospitals. The ten wholly owned subsidiaries of Ardent that operate the hospitals subject to the Ventas Master Lease are “tenant” parties to the Ventas Master Lease (“Tenants”), and Ardent, AHP Health Partners, Inc. and Ardent Legacy Holdings, LLC, a wholly owned direct subsidiary of AHP Health Partners, Inc., are “guarantor” parties to the Ventas Master Lease (“Lease Guarantors”). The Lease Guarantors provide an unsecured guarantee of the Tenants’ obligations under the Ventas Master Lease in favor of the Ventas “landlord” subsidiaries party thereto. The Ventas Master Lease includes an annual rent escalator equal to the lesser of four times the Consumer Price Index (or 4x CPI) or 2.5%. Ardent recorded rent expense of $133.7 million, $130.7 million and $127.4 million for the years ended December 31, 2023, 2022 and 2021, respectively, related to this agreement. In addition, Ventas also provided us with growth capital related to the expansion and enhancement of our physical facilities of up to $30.0 million annually during the first five years of the Ventas Master Lease. The aggregate amount of all periodic payments pursuant to the Ventas Master Lease due on or after the beginning of our fiscal year ended December 31, 2023 through the current expiration date is approximately $2.6 billion.

The Ventas Master Lease includes a number of significant operating and financial restrictions on us, including requirements that we maintain certain minimum portfolio coverage ratio (defined as consolidated EBITDAR of Tenants, plus management fees, as further adjusted for certain additional permitted add-backs (including estimated acquisition synergies), over “minimum rent” (as defined)) of at least 2.2x and guarantor fixed charge coverage ratio (defined as consolidated EBITDAR, as further adjusted for certain additional permitted add-backs

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(including estimated acquisition synergies), over fixed charges) of at least 1.2x and do not exceed a certain guarantor net leverage ratio of 6.75x (defined as funded indebtedness plus annual rent payments under operating leases, multiplied by 8.0, over consolidated EBITDAR, as further adjusted for certain additional permitted add-backs (including estimated acquisition synergies)). If we breached our covenants under the terms of the Ventas Master Lease, we would be in default thereunder, and Ventas would have the right in certain circumstances to terminate the Ventas Master Lease and/or exercise a purchase option with respect to certain personal property located at the leased facilities. The Ventas Master Lease contains a cross-acceleration provision that could result in a default under the Ventas Master Lease in the event we default under the terms of certain of our debt instruments, including the Senior Secured Credit Facilities (as defined below) and the indenture governing the 5.75% Senior Notes, and the holders of such indebtedness elect to accelerate the obligations thereunder, together with accrued but unpaid interest thereon. In such event, it is unlikely that we would be able to satisfy our obligations under all of such accelerated indebtedness simultaneously. Moreover, pursuant to the terms of the Ventas Master Lease, Ventas has the option upon the (i) expiration of the term of the Ventas Master Lease, (ii) earlier termination of the Ventas Master Lease or (iii) occurrence of certain events of default under the Ventas Master Lease, to dispossess the Tenants under the Ventas Master Lease from all or any portion of their leased premises. In connection with such dispossession, Ventas has the right to purchase all of such Tenants’ personal property (at fair market value) relating to such dispossessed premises other than such Tenants’ proprietary software, trademarks, accounts receivable, contracts with its affiliates and any other of such Tenants’ contracts or leases determined by Ventas or its designee.

Ventas, the trustee of the 5.75% Senior Notes and the administrative agents under our Senior Secured Credit Facilities are parties to a Relative Rights Agreement that (among other things):

•

sets forth the relative rights of Ventas and the administrative agents with respect to the properties and collateral related to the Ventas Master Lease and securing our Senior Secured Credit Facilities;

•

contains a cross-acceleration provision that allows Ventas to declare an event of default under the Ventas Master Lease upon the acceleration of our obligations under our Senior Secured Credit Facilities, and allows the administrative agents to declare an event of default under our Senior Secured Credit Facilities in the event Ventas declares a termination of the Ventas Master Lease prior to the expiration of the term of the Ventas Master Lease (see “Risk factors—Risks related to our business and industry—We face certain risks related to the Ventas Master Lease, pursuant to which we lease ten of our hospitals and the associated Relative Rights Agreement.”);

•

provides Ventas with an option to purchase the debt obligations owed or guaranteed by the Tenants for no more than $375.0 million (subject to reduction in certain circumstances, including for mandatory and voluntary prepayments under our Senior Secured Credit Facilities) (the “Ventas Purchase Option Amount”), together with the assignment of all security interests held by each lender under our Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed by the Tenants in all right, title and interest in the Tenants, their assets, and the equity interests that we own in the Tenants. Upon exercise and consummation of this purchase option, (i) all indebtedness of and guarantees by the Tenants under our Senior Secured Credit Facilities is automatically assigned to Ventas by means of a separate tranche; (ii) Ardent, AHP Health Partners, Inc., as issuer of the 5.75% Senior Notes, and certain of its existing and future wholly owned domestic subsidiaries that are guarantors under the Term Loan B Facility (as defined below) and the 5.75% Senior Notes will provide unsecured, fully subordinated guarantees of the Tenants’ indebtedness to Ventas under such tranche, subordinated to the obligations of Ardent and its direct and indirect subsidiaries under the Senior Secured Credit Facilities and the 5.75% Senior Notes and to all other

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

holders of debt that join the Relative Rights Agreement; (iii) the Tenants’ guarantees of the 5.75% Senior Notes will be automatically released; (iv) the Tenants will become unrestricted subsidiaries for purposes of the Senior Secured Credit Facilities and the indenture governing the 5.75% Senior Notes; and (v) the Ventas Purchase Option Amount will be applied to reduce amounts outstanding under the Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed by the Tenants (with holders of the 5.75% Senior Notes not being entitled to any of the proceeds received by the lenders upon the exercise of Ventas’ purchase option);

•

provides that, regardless of whether or not Ventas exercises its purchase option, the maximum amount of the guarantee of the 5.75% Senior Notes by the guarantors that are Tenants, together with the amount of the indebtedness of and guarantees by such guarantors under the Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed by the Tenants, cannot exceed $375.0 million; and

•

provides that, in certain circumstances, the Tenants and our entities that are guarantors under the Ventas Master Lease and their respective affiliates may enter into, guaranty and incur other or additional secured or unsecured indebtedness under new credit facilities, indentures, instruments or other debt documentation so long as, in each case, (i) to the extent required under the Ventas Master Lease, the agent, lender or trustee in respect of such indebtedness enters into a joinder agreement to the Relative Rights Agreement; (ii) the principal amount of the obligations thereunder, together with the amount of indebtedness of and the guarantees by such guarantors under the Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed (whether secured or unsecured) by the Tenants, cannot exceed $375.0 million; (iii) the interest rate or yield applicable thereto shall not increase by more than 5.0% per annum in the aggregate above such applicable rate as in effect on June 28, 2018; and (iv) at the time of incurrence of such indebtedness and the guarantees thereunder, the consolidated net leverage ratio (as defined in the Ventas Master Lease, and on a pro forma basis) shall not exceed 6.25x, subject to certain exceptions.

Registration Rights Agreement

On July 3, 2015, certain of our executive officers and management team, EGI-AM and Ventas (the “Investors”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Company. In connection with Pure Health’s investment in Ardent, on May 1, 2023, Ardent and EGI-AM amended the Registration Rights Agreement to add Pure Health as an Investor under the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, at any time after 180 days following the effective date of a registration statement for an initial public offering of Ardent’s equity, the Investors may request that Ardent register a portion of the Investors’ registrable equity securities under the Securities Act. The Registration Rights Agreement also provides for customary piggyback registration rights. Our directors, executive officers, holders of substantially all of our common stock and the selling stockholders will be subject to the lock-up agreements described under “Underwriting” for a period of 180 days following the date of this prospectus.

Under the Registration Rights Agreement, following the consummation of this offering, the holders of approximately    million shares of common stock, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, and the holders of approximately million shares of common stock, or their transferees, have the right to include their shares in any registration statement we file, in each case as described below.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Demand registration rights

After the consummation of this offering, the holders of approximately    million shares of our common stock, or their transferees, will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least % of these shares can request that we register all or a portion of their shares on Form S-1 or any similar long-form registration or on Form S-3 or any similar short-form registration, if available. Such holders will be entitled to request four registrations on Form S-1 and an unlimited number of registrations on Form S-3 or any similar short-form registration. The Company is not obligated to effect, or to take any action to effect, a demand registration (A) within 180 days after the effective date of a previous demand registration, (B) that would cause there to be more than two registration statements on any form other than Form S-3 to be concurrently effective or (C) if the Company delivers a delay notice, in which case the demand registration may be deferred for up to 120 calendar days after the Company’s receipt of the registration request from the holder.

In addition, the Company is not obligated to effect, or take action to effect, a registration on Form S-3 (A) within 30 calendar days before the anticipated filing date of a Company-initiated registration (as determined by the Board in good faith), (B) if the Company has effected two short-form demand registrations within the preceding twelve months or (C) the anticipated aggregate offering price, net of selling expenses, for any such registration is less than $5.0 million.

Piggyback registration rights

Holders of approximately    million shares of our common stock, or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in this initial public offering, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of common stock held by such holders, in which the only Company common stock being registered is Company common stock issuable upon conversion of debt securities that are also being registered, or related to a transaction under Rule 145 under the Securities Act, the holder of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Expenses of registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand and piggyback registration rights described above, including the expenses of counsel for the selling stockholders.

Expiration of registration rights

The demand and piggyback registration rights described above will terminate upon any transaction or series of related transactions, other than a public offering, pursuant to which any person or group of related persons (other than the parties to the Registration Rights Agreement) acquires, in the aggregate, (i) equity securities of the Company or its subsidiaries possessing the right to receive a majority of the distributions of the Company or the Company’s equity holders or (ii) all or substantially all of the assets of the Company and its subsidiaries.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Services Agreement

Effective upon the consummation of this offering, we will enter into a letter agreement (the “Services Agreement”) with EGI-AM, pursuant to which EGI-AM representatives will provide us with ongoing strategic, advisory and consulting services, including (i) advice on financing structures and our relationship with lenders and bankers, (ii) advice regarding public and private offerings of debt and equity securities, (iii) advice regarding asset dispositions, acquisitions or other asset management strategies, (iv) advice regarding potential business acquisitions, dispositions or combinations involving us or our affiliates or (v) such other related advice as may be reasonably requested by us. EGI-AM will not receive a fee for the provision of the strategic, advisory or consulting services set forth in the Services Agreement, but may be periodically reimbursed by us, upon request, for (i) travel and out-of-pocket expenses (not to exceed $50,000 in the aggregate with respect to any single proposed matter unless EGI-AM obtains our prior consent), and (ii) all reasonable fees and disbursements of counsel, accountants and other professionals incurred in connection with EGI-AM’s services on any proposed matter thereunder (provided that we have given prior consent to EGI-AM’s engagement with respect to such proposed matter). In consideration of the services to be provided by EGI-AM and its representatives under the Services Agreement, we will agree to indemnify EGI-AM for certain losses incurred by EGI-AM relating to or arising out of the Services Agreement or the services provided thereunder. The Services Agreement has a term of one year and will be automatically extended for successive one-year periods unless terminated by either party at least 60 days prior to any extension date or otherwise terminated at any time for any reason upon at least 60 days’ prior written notice to the other party.

In addition, the Services Agreement provides that EGI-AM is entitled to certain information and access rights in its capacity as stockholder. During the term of the Services Agreement and for so long as EGI-AM owns in the aggregate shares representing at least 5% of the total number of our common stock issued and outstanding, we will agree to provide EGI-AM and its designated representatives with (i) any business plan and budget of the Company and such other financial and operating data, reports and other information with respect to our business, assets, properties, prospects or corporate affairs as EGI-AM may reasonably request and (ii) reasonable access to our premises, books, computer software application systems, files and records and to our officers and key employees for consultation with respect to matters relating to our business and affairs, subject to confidentiality and other customary limitations.

Nomination Agreement

Effective upon the consummation of this offering, we will enter into a nomination agreement (the “Nomination Agreement”) with EGI-AM and ALH Holdings, LLC (a subsidiary of Ventas). Pursuant to the terms of the Nomination Agreement, EGI-AM will have the right, but not the obligation, to nominate, and the Company will use reasonable best efforts to cause the Board to include in its membership, (a) a majority of our directors, and to designate the Chairman of the Board as long as EGI-AM beneficially owns 50% or more of the total voting power of our outstanding common stock with respect to the election of directors, (b) 40% of our directors (rounded up to the nearest whole number), as long as EGI-AM beneficially owns 30% or more, but less than 50% of the total voting power of our outstanding common stock, (c) 30% of our directors (rounded up to the nearest whole number), as long as EGI-AM beneficially owns 20% or more, but less than 30% of the total voting power of our outstanding common stock, (d) 20% of our directors (rounded up to the nearest whole number), as long as EGI-AM beneficially owns 10% or more, but less than 20% of the total voting power of our outstanding common stock, and (e) one (1) director, as long as EGI-AM beneficially owns 5% or more, but less than 10% of the total voting power of our outstanding common stock. In addition, ALH Holdings, LLC (a subsidiary of Ventas) will also have the right, but not the obligation, to nominate, and the Company will use

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

reasonable best efforts to cause the Board to include in its membership, one (1) director, as long as ALH Holdings, LLC and Ventas together beneficially own 4% or more of the total voting power of our outstanding common stock. In the event that a vacancy is created at any time by the death, disqualification, resignation or removal of a director nominated by EGI-AM or ALH Holdings, LLC, EGI-AM or ALH Holdings, LLC (as applicable) will have the right to designate a replacement to fill such vacancy.

The Nomination Agreement will also provide that, for so long as EGI-AM has such nomination rights, the Board will use reasonable best efforts to cause any committee of the Board to include in its membership at least one (1) director nominated by EGI-AM, provided that, in each case, such individual satisfies all applicable SEC and stock exchange requirements. For so long as EGI-AM beneficially owns more than 50% of the total voting power of our outstanding common stock, EGI-AM’s designees will comprise a majority of each of the compensation and nominating and corporate governance committees of the Board, so long as the EGI-AM designees satisfy all applicable SEC and stock exchange requirements (after taking into account all “controlled company” exemptions under the rules of the applicable stock exchange).

REIT Savings Letter Agreement

Effective upon the consummation of this offering, we will enter into an agreement with Ventas that provides Ventas with certain rights as long as it remains a stockholder. These rights include: (i) if we redeem or repurchase any shares of capital stock from another stockholder (other than Ventas), then the shares held by Ventas shall automatically be repurchased at a price per share equal to the fair market value per share, effective immediately prior to such other repurchase, redemption, or purchase, only to the extent necessary so that Ventas does not own, directly, indirectly, or constructively, more than 9.9% of the total combined voting power of all classes of our capital stock or of the total value of shares of all classes of our capital stock (the “Ventas Ownership Condition”); (ii) if Ventas determines at any time in good faith that the Ventas Ownership Condition is not met and Ventas delivers written notice thereof, we shall repurchase from Ventas, at a price per share equal to the fair market value per share, such number of shares as specified in the notice so that the Ventas Ownership Condition thereafter is met; (iii) if there is a purported transfer of shares, change in capital structure, or other event that causes the Ventas Ownership Condition to not be met, the number of shares that would cause the Ventas Ownership Condition to not be met shall be automatically transferred to a trust for the benefit of a charitable beneficiary and Ventas shall have no rights in such shares; and (iv) from time to time, we must reasonably cooperate with and provide any information to Ventas as may reasonably be required to determine whether the Ventas Ownership Condition is satisfied. Under the REIT Savings Letter Agreement, fair market value is determined as of the end of the business day immediately preceding the date of repurchase and means (i) the volume weighted average of the closing sales prices of the shares for such day on all domestic securities exchanges on which the shares may at the time be listed; or (ii) if there have been no sales of the shares on any such exchange on any such day, the average of the highest bid and lowest asked prices for the shares on all such exchanges at the end of such day.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Principal and selling stockholders

The following table sets forth information as of     , 2024 regarding the beneficial ownership of our common stock by (1) each person or group of affiliates persons who is known by us to own beneficially more than 5% of our common stock, (2) each of our NEOs, (3) each of our directors, (4) all of our current executive officers and directors as a group, and (5) the selling stockholders.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

The percentage of shares beneficially owned is computed on the basis of     shares of common stock outstanding as of     , 2024, after giving effect to the Corporate Conversion and the contribution by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc. Shares of common stock that a person has the right to acquire within 60 days of     , 2024 are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

To our knowledge, each person named in the table below has sole voting and investment power with respect to all of our common stock, except as otherwise set forth in the notes to the table. Unless otherwise indicated in the table or footnotes below, the address for each officer and director listed in the table is 340 Seven Springs Way, Suite 100, Brentwood, Tennessee 37027.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Shares of Common Stock Beneficially Owned
	Shares of Common Stock Beneficially Owned before this offering		Shares of Common Stock being offered assuming underwriters’ option is not exercised	Shares of Common Stock Beneficially Owned after this offering assuming underwriters’ option is not exercised		Shares of Common Stock being offered assuming underwriters’ option is exercised in full	Shares of Common Stock Beneficially Owned after this offering assuming underwriters’ option is exercised in full(1)
Name of beneficial owner	Number of Shares	%		Number of Shares	%		Number of Shares	%

>5% Stockholders and the Selling Stockholders
EGI-AM Investments, L.L.C.(2)		%			%			%
ALH Holdings, LLC(3)		%			%			%
Pure Health Capital Americas 1 SPV RSC LTD(4)		%			%			%
		%			%			%

Directors and Named Executive Officers
Marty Bonick		%			%			%
Alfred Lumsdaine		%			%			%
Stephen C. Petrovich		%			%			%
Terika Richardson		%			%			%
David Schultz		%			%			%
Mark Sotir		%			%			%
Peter Bulgarelli		%			%			%
Peter Bynoe		%			%			%
Suzanne Campion		%			%			%
William Goodyear		%			%			%
Ellen Havdala		%			%			%
Edmondo Robinson		%			%			%
Rahul Sen		%			%			%
Phillip Tinker(5)		%			%			%
Rob Webb		%			%			%
All Directors and Executive Officers as a group ( persons)		%			%			%

*	Represents beneficial ownership of less than 1%.
(1)	The underwriters have the option to purchase up to an additional shares of common stock from us and up to an additional shares of common stock from the selling stockholders, each at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.
(2)	Each of EGI-AM Investor, L.L.C., the manager of EGI-AM Investments, L.L.C., and Chai Trust Company, LLC, the managing member of EGI-AM Investor, L.L.C., shares voting and dispositive power over the shares held by EGI-AM Investments, L.L.C. The address of these entities is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.
(3)	Ventas, Inc., as the sole stockholder of VTR AMS, Inc., the sole and managing member of ALH Holdings, LLC, has voting and dispositive power over the shares held by ALH Holdings, LLC. The address of these entities is 500 North Hurstbourne Parkway, Suite 200 Louisville, KY 40222, Attention: General Counsel.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(4)	Pure Health Holding PJSC, a public joint stock company whose shares are listed on the Abu Dhabi Securities Exchange, is the ultimate parent of Pure Health Capital Americas 1 SPV RSC LTD, and has voting and dispositive power over the shares held by Pure Health Capital Americas 1 SPV RSC LTD. Any decision relating to the voting or disposal of the shares held by Pure Health Capital Americas 1 SPV RSC LTD would be made by the Board of Directors of Pure Health Holding PJSC by way of a simple majority vote of the five members comprising such Board. The address of these entities is 2427ResCo-work03, 24th Floor, Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
(5)	Mr. Tinkler will resign from our Board effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Description of capital stock

The following summary describes our capital stock and the material provisions of our certificate of incorporate and bylaws, which will become effective immediately prior to the consummation of this offering through the Corporate Conversion and of the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of    shares of common stock, par value $    per share, and    shares of preferred stock, par value $    per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common stock

Holders of our common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•

to receive, on a pro rata basis, dividends and distributions, if any, that the Board may declare out of legally available funds, subject to preference that may be applicable to preferred stock, if any, then outstanding; and

•

upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is, in turn, subject to the restrictions set forth in our existing debt agreements and which may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. See “Dividend policy.”

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. Our common stock is not subject to future calls or assessments by us. The rights and privileges of the holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described in “—Preferred stock” below.

As of     , 2024, we had    shares of common stock outstanding and     holders of record of common stock, after giving effect to the Corporate Conversion.

Preferred stock

Under our certificate of incorporation, our Board has the authority, without further action by our stockholders, to issue up to    shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

rights, terms of redemption, liquidation preferences and the number of shares constituting any series. No shares of our authorized preferred stock are currently outstanding. Because the Board has the power to establish the preferences and rights of the shares of any series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of our common stock and could delay, discourage or prevent a takeover of us even if a change of control of our Company would be beneficial to the interests of our stockholders.

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of % of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our certificate of incorporation, such as the provisions relating to amending our bylaws and director liability.

Dividends

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. Although we have paid cash dividends to our equity holders in the past, we currently do not expect to pay dividends on shares of our common stock and we currently intend to retain all available funds and any future earnings for use in the operation of our business. Any future determination to pay dividends will be made at the discretion of our Board and will depend on many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our Board deems relevant.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Fully paid and nonassessable

All of our outstanding common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Registration rights

See “Certain relationships and related party transactions—Registration Rights Agreement” above, which is incorporated by reference herein.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Anti-takeover effects of provisions of our certificate of incorporation, bylaws and Delaware law

Some provisions of Delaware law and our certificate of incorporation and our bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation, which will become effective on the consummation of this offering, will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions shall not apply to any business combination between EGI-AM and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•	before that person became an interested stockholder, our Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” does not include EGI-AM and any affiliate thereof or their direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Board vacancies

Our certificate of incorporation and bylaws provide that only our Board will be allowed to fill vacant directorships.

Special stockholder meetings

Our bylaws provide that a special meeting of stockholders may be called by our Board, or by our President or Chief Executive Officer. Our bylaws prohibit any stockholder from calling a special meeting of stockholders.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Elimination of stockholder action by written consent

Our certificate of incorporation and our bylaws eliminate the right of stockholders to act by written consent without a meeting.

Choice of forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee to us or our stockholders; any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to the DGCL, our certificate of incorporation or our bylaws; any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine; or any other action asserting an internal corporate claim, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Similarly, our certificate of incorporation provides that the U.S. federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Although our certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Amendment of charter provisions

The amendment of any of the above provisions would require approval by a stockholder vote by the holders of at least a majority of the voting power of the then outstanding voting stock. In addition, our directors are expressly authorized to amend our bylaws without the approval of our stockholders.

The provisions of the DGCL, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitation of liability and indemnification

Our certificate of incorporation limits the liability of our directors and officers to the maximum extent permitted by the DGCL. The DGCL provides that directors and officers will not be personally liable for monetary damages for breach of fiduciary duty as directors or officers, except liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders);

•	for any transaction from which the director derived an improper personal benefit; or

•	for any action by or in the right of the corporation.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of our directors and officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director or officer existing at the time of such modification or repeal.

Our certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, employee or agent of another corporation, partnership, JV, trust or other enterprise. We may, by action of our Board, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive a written undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our Board may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our Board may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment, repeal or modification of these indemnification provisions, nor

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

any provision of our certificate of incorporation that is inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or modification.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Corporate opportunities

Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EGI-AM or ALH Holdings, LLC (a subsidiary of Ventas) or any of their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to EGI-AM or Ventas or any of their respective affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to EGI-AM or Ventas or any of their respective affiliates (other than us), as applicable. As of the date of this prospectus, this provision of our certificate of incorporation relates only to the EGI-AM and Ventas designees to our Board, namely Messrs. Sen and Sotir and Mses. Campion and Havdala (in the case of EGI-AM) and Mr. Bulgarelli (in the case of Ventas).

Listing

We have applied to list our common stock on the NYSE under the symbol “ARDT.”

Nomination Agreement

Effective upon the consummation of this offering, we will enter into the Nomination Agreement with EGI-AM and ALH Holdings, LLC (a subsidiary of Ventas) that will provide Board nomination and committee designation rights for EGI-AM and Board nomination rights for ALH Holdings, LLC. See “Certain relationships and related party transactions—Nomination Agreement.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Description of certain indebtedness

We summarize below certain terms and provisions of the agreements that govern our Senior Secured Credit Facilities and certain of our other existing indebtedness as of the date of this prospectus. We refer you to the exhibits to the registration statement relating to this offering for copies of the credit agreements governing our Senior Secured Credit Facilities and the indenture governing our 5.75% Senior Notes described below as this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the applicable agreements.

Senior Secured Credit Facilities

Effective as of July 8, 2021, we entered into the 2021 ABL Credit Agreement. The 2021 ABL Credit Agreement consists of a $225.0 million senior secured asset-based revolving credit facility with a five year maturity, comprised of (i) a $175.0 million non-UT Health East Texas borrowers tranche (the “non-UT Health East Texas ABL Facility”) and (ii) a $50.0 million UT Health East Texas borrowers tranche available to our AHS East Texas Health System, LLC subsidiary and certain of its subsidiaries (the “UT Health East Texas ABL Facility” and, together with the non-UT Health East Texas ABL Facility, the “ABL Facilities”), each subject to a borrowing base. Effective as of April 21, 2023, we amended the 2021 ABL Credit Agreement to replace LIBOR with Term SOFR (each as defined in the amended 2021 ABL Credit Agreement) as the reference interest rate and establish further successor rates.

Effective as of August 24, 2021, we entered into an amended and restated senior credit agreement for our senior secured term loan facility (the “Term Loan B Facility”). The Term Loan B Facility agreement provides funding up to a principal amount of $900.0 million. The Term Loan B Facility has a seven year maturity with principal due in quarterly installments of 0.25% of the $900.0 million principal amount outstanding (subject to certain reductions from time to time as a result of the application of prepayments), with the remaining balance due upon maturity of the Term Loan B Facility. On June 8, 2023, the Company further amended the Term Loan B Facility agreement to replace LIBOR with Term SOFR (each as defined in the amended Term Loan B Facility agreement) as the reference interest rate and establish further successor rates.

We refer to the ABL Facilities and the Term Loan B Facility collectively herein as the “Senior Secured Credit Facilities.”

AHP Health Partners, Inc., our direct wholly owned subsidiary, is the borrower under the Term Loan B Facility, and AHP Health Partners, Inc. and certain of its subsidiaries are borrowers under the ABL Facilities. Ardent Health Partners, LLC guarantees the obligations of AHP Health Partners, Inc. under the Senior Secured Credit Facilities. Bank of America, N.A., an affiliate of one of the underwriters of this offering, is the administrative agent under the Senior Secured Credit Facilities. The following is a summary description of certain terms of the Senior Secured Credit Facilities.

Maturity; mandatory prepayments. The ABL Facilities mature on July 8, 2026. The Term Loan B Facility matures on August 24, 2028.

Subject to certain exceptions (including with regard to the ABL Priority Collateral (as defined below)), thresholds and reinvestment rights, the Term Loan B Facility is subject to mandatory prepayments with respect to:

•	100% of net cash proceeds of issuances of debt by AHP Health Partners, Inc. or any of its restricted subsidiaries that are not permitted by the Term Loan B Facility;

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

•	100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain asset sales;

•

50% (with step-downs to 25% and 0%, based upon achievement of specified senior secured net leverage ratio levels), net of certain voluntary prepayments and secured indebtedness, of annual excess cash flow of AHP Health Partners, Inc. and its subsidiaries commencing with the fiscal year ended December 31, 2022; and

•	net cash proceeds received in connection with any exercise of the purchase option of the loans by Ventas under the Relative Rights Agreement.

Security; guarantees. Subject to certain exceptions, the ABL Facilities are secured by first priority liens over substantially all of our and each guarantor’s accounts and other receivables, chattel paper, deposit accounts and securities accounts, general intangibles, instruments, investment property, commercial tort claims and letters of credit relating to the foregoing, along with books, records and documents, and proceeds thereof, subject to certain exceptions (the “ABL Priority Collateral”), and a second priority lien over substantially all of our and each guarantor’s other assets (including all of the capital stock of the domestic guarantors and first priority mortgage liens on fee-owned real properties valued in excess of $5,000,000 each) (the “Term Priority Collateral”). The obligations of the UT Health East Texas ABL Facility and obligations in excess of the maximum aggregate dollar cap amount permitted to be guaranteed by the Tenants under the Term Loan B Facility and ABL Facilities, in each case, are not secured by the assets of the subsidiaries that are also Tenants.

The Term Loan B Facility is secured by a first priority lien on the Term Priority Collateral and a second priority lien on the ABL Priority Collateral. Certain excluded assets are not included in the Term Priority Collateral or the ABL Priority Collateral. The obligations under the Term Loan B Facility and the ABL Facilities in excess of the maximum aggregate dollar cap amount permitted to be guaranteed by the Tenants are not secured by the assets of the Tenants.

Guarantees of our subsidiaries that are Tenants under the Ventas Master Lease are limited to (i) the Term Loan B Facility and (ii) the obligations of the loan parties under the ABL Facilities (excluding any obligations of the entities that constitute the UT Health East Texas system). In addition, the guarantees of the Tenants with respect to the indebtedness incurred under our Senior Secured Credit Facilities in the aggregate do not guarantee more than $375.0 million of the Senior Secured Credit Facilities and the 5.75% Senior Notes.

Interest and amortization. Borrowings under the Term Loan B Facility bear interest at a rate per annum equal to, at our option, either (i) the base rate determined by reference to the highest of (a) the federal funds effective rate plus 0.50%, (b) the “Prime Rate” in the United States for U.S. dollar loans as publicly announced by Bank of America from time to time, and (c) Term SOFR plus 1.00% per annum, in each case, plus an applicable margin, or (ii) Term SOFR (not to be less than 0.50% per annum) for the interest period selected, plus an applicable margin. Under the Term Loan B Facility, the applicable margin is 2.50% for base rate borrowings and 3.50% for Term SOFR borrowings. Following this offering, the applicable margin for borrowings under the Term Loan B Facility will be automatically reduced by 0.25% per annum.

Principal under the Term Loan B Facility is due in quarterly installments of 0.25% of the $900.0 million in initial principal amount of initial loans extended (subject to certain reductions from time to time as a result of the application of prepayments), with the remaining balance due upon maturity. The ABL Facilities do not require installment payments.

At the election of the borrowers under the applicable ABL Facility loan, the interest rate per annum applicable to loans under the ABL Facilities is based on a fluctuating rate of interest determined by reference to either

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(i) the base rate plus an applicable margin, or (ii) Term SOFR (not to be lower than 0.00% per annum) for the interest period selected, plus an applicable margin. The applicable margin is determined based on the percentage of the average daily availability of the applicable ABL Facility. For the non-UT Health East Texas ABL Facility loan, the applicable margin ranges from 0.5% to 1.0% for base rate borrowings and 1.5% to 2.0% for Term SOFR borrowings. The applicable margin for the UT Health East Texas ABL Facility loan ranges from 1.5% to 2.0% for base rate borrowings and 2.5% to 3.0% for Term SOFR borrowings.

Fees. We pay certain recurring fees with respect to the Senior Secured Credit Facilities, including (i) fees on the unused commitments of the lenders under the ABL Facilities, (ii) fronting fees and letter of credit fees on outstanding letters of credit under the ABL Facilities and (iii) administration fees.

Covenants. The Senior Secured Credit Facilities contain a number of customary affirmative and negative covenants that limit or restrict the ability of AHP Health Partners, Inc. and its subsidiaries to, among other things (subject, in each case, to a number of important exceptions, thresholds and qualifications as set forth in the credit agreements governing the Senior Secured Credit Facilities):

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	make certain investments;

•	make certain dispositions and engage in certain sale / leaseback transactions;

•	make certain payments or other distributions; and

•	engage in certain transactions with affiliates.

In addition, the ABL Facilities contain a springing financial covenant that requires the maintenance, after failure to maintain a specified minimum amount of the borrowers’ availability to borrow under the ABL Facilities, of a minimum fixed charge coverage ratio of 1.00 to 1.00, as determined at the end of each fiscal quarter.

Events of default. The Senior Secured Credit Facilities contain customary events of default (subject to exceptions, cure rights and grace periods), including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty; failure to perform or observe covenants; bankruptcy and insolvency events; material monetary judgment defaults; material ERISA defaults; cross-default/cross-acceleration to other material indebtedness (including cross-acceleration of obligations under the Ventas Master Lease); defaults pertaining to healthcare regulations and exclusion from medical reimbursement programs; actual or asserted invalidity or impairment of any material definitive loan documentation; and change of control.

Intercompany notes in connection with East Texas Medical Center (“EMTC”) acquisition

AHS East Texas Health System, LLC made a promissory note, dated as of March 1, 2018, in favor of AHS Legacy Operations, LLC in an initial aggregate principal amount equal to $205,000,000 in connection with the financing of the acquisition of ETMC. AHS East Texas Health System, LLC additionally agreed to make a promissory note, dated as of March 1, 2018, in favor of AHS Legacy Operations, LLC in an initial aggregate principal amount equal to $46,000,000, the proceeds of which were used to provide working capital. Each of these promissory notes will mature on March 1, 2025. Interest accrues at an interest rate equal to (i) prior to

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

the refinancing of our legacy unsecured term loan facility, the lesser of (a) the actual rate of interest paid under our legacy unsecured term loan facility or (b) 9.50% per annum and (ii) after the refinancing of our legacy unsecured term loan facility, the lesser of (x) 9.50% per annum, (y) the weighted average rate of interest applicable to our then-outstanding indebtedness, or (z) the actual rate of interest paid on such refinancing of our legacy unsecured term loan facility. Interest on such promissory notes are due quarterly; provided that any interest payments that were not able to be made on each interest payment date that occurred on or prior to the second anniversary of the promissory notes may have been deferred and paid at a later date (but in any event no later than the maturity date of the promissory notes). Effective December 31, 2018, Ardent Legacy Holdings, LLC and AHS Legacy Operations, LLC merged in a transaction whereby Ardent Legacy Holdings, LLC was the surviving company and AHS Legacy Operations, LLC ceased to exist, whereupon Ardent Legacy Holdings, LLC became the successor in interest and holder of the promissory notes made by AHS East Texas Health System, LLC.

5.750% Senior Notes due 2029

AHP Health Partners, Inc., our direct wholly owned subsidiary, issued the 5.75% Senior Notes in an exempt offering pursuant to Rule 144A and Regulation S under the Securities Act that was completed on July 8, 2021. The terms of the 5.75% Senior Notes are governed by the Indenture, dated as of July 8, 2021 (the “Indenture”), among AHP Health Partners, Inc., Ardent Health Partners, LLC and certain of AHP Health Partners, Inc.’s wholly owned domestic subsidiaries, as guarantors, and U.S. Bank Trust Company, National Association, as trustee. The Indenture provides that the 5.75% Senior Notes are general senior unsecured obligations of AHP Health Partners, Inc., which are unconditionally guaranteed on a senior unsecured basis by Ardent Health Partners, LLC and certain subsidiaries of AHP Health Partners, Inc.

Interest and maturity. The 5.75% Senior Notes mature on July 15, 2029 and bear interest at a rate of 5.750% per annum, payable semi-annually, in cash in arrears, on January 15 and July 15 of each year, commencing on January 15, 2022.

Redemption. AHP Health Partners, Inc. may redeem the 5.75% Senior Notes, in whole or in part, at any time and from time to time (1) prior to July 15, 2024, at a redemption price equal to 100% of the principal amount of the 5.75% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium as set forth in the Indenture and the 5.75% Senior Notes; and (2) on and after July 15, 2024, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date, subject to compliance with certain conditions:

Date (if redeemed during the 12 month period beginning on July 15 of the years indicated below)	Percentage
2024	102.875%
2025	101.438%
2026 and thereafter	100.000%

In addition, prior to July 15, 2024, AHP Health Partners, Inc. may redeem on one or more occasions up to 40% of the original aggregate principal amount of the 5.75% Senior Notes with the net proceeds of one or more equity offerings (including this offering), as described in the Indenture, at a redemption price equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the aggregate original principal amount of the 5.75% Senior Notes issued under the Indenture remains outstanding after each such redemption and the redemption occurs within 180 days

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

after the closing of such equity offering. If AHP Health Partners, Inc. experiences certain change of control events, AHP Health Partners, Inc. must offer to repurchase all of the 5.75% Senior Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. If AHP Health Partners, Inc. sells certain assets and does not reinvest the net proceeds or repay senior debt in compliance with the Indenture, it must offer to repurchase the 5.75% Senior Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants. The Indenture contains restrictive covenants that limit the ability of AHP Health Partners, Inc. and its restricted subsidiaries to, among other things, incur (or guarantee) additional indebtedness or issue certain preferred stock; pay dividends, redeem stock or make other distributions; make certain investments or certain other restricted payments; create restrictions on the ability of such restricted subsidiaries to pay dividends or make other payments to AHP Health Partners, Inc.; create certain liens; transfer or sell certain assets, including subsidiary stock; merge or consolidate; enter into certain transactions with affiliates; and designate subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of important exceptions and qualifications as set forth in the Indenture. Certain of these covenants will be suspended if the 5.75% Senior Notes achieve investment grade ratings from two of three of Moody’s Investors Service, Inc., S&P Global Ratings and Fitch Ratings, Inc. and no default or event of default has occurred and is continuing.

Events of default. The Indenture provides for events of default (subject in certain cases to customary grace and cure periods), which include, among others, nonpayment of principal or interest when due, breach of covenants or other agreements in the Indenture, defaults in payment of certain other indebtedness and certain events of bankruptcy or insolvency. Generally, if an event of default occurs, the Indenture trustee or the holders of at least 25% in aggregate principal amount of the then outstanding 5.75% Senior Notes may declare the principal of and accrued but unpaid interest on all of the 5.75% Senior Notes to be due and payable immediately.

No registration rights. The 5.75% Senior Notes (and the related guarantees) do not have the benefit of any registration rights. The 5.75% Senior Notes have not been and will not be registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and other applicable securities laws.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through the sale of our equity securities. See “Risk factors—Risks related to this offering and ownership of our common stock—Future sales, or the perception of future sales, of our common stock may depress the price of our common stock. In addition, a significant portion of our common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.” No prediction can be made as to the effect, if any, of future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.

Sale of restricted shares

Upon the consummation of this offering, we will have outstanding an aggregate of approximately  shares of common stock (    shares of common stock if the underwriters exercise in full their option to purchase up to an additional    shares of common stock from us).

Our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of such class acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, generally under Rules 144 or 701 under the Securities Act, which we summarize below. Certain of our common stock will be subject to lock-up agreements described below.

In addition, upon the consummation of this offering, EGI-AM will beneficially own    shares of common stock (assuming no exercise by the underwriters of their option to purchase additional shares of common stock from EGI-AM). Any of our currently issued and outstanding common stock that may be held by EGI-AM would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of common stock will not be freely transferable to the public. However, we have entered into the Registration Rights Agreement with EGI-AM that requires us to register under the Securities Act the resale of these shares of common stock, subject to the lock-up agreements described below. See “—Registration rights” and “Certain relationships and related party transactions—Registration Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Approximately    shares of our outstanding common stock that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the consummation of this offering.

Without giving effect to any lock-up agreements, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisers who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information or holding period requirements of Rule 144. However, all or substantially all Rule 701 shares are subject to lock-up agreements as described below.

Lock-up agreements

We and each of our directors, executive officers, holders of substantially all of our common stock and the selling stockholders, who will collectively beneficially own    shares of common stock, following this offering (    shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock from the selling stockholders), have agreed that, without the prior written consent of      , we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any common stock or any securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Registration rights

Subject to the lock-up agreements described above, certain holders of our common stock may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans, may elect to include their common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain relationships and related Party transactions—Registration Rights Agreement.”

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Material U.S. federal income tax consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects relating thereto. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations so as to result in U.S. federal income tax consequences different from those set forth below. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	REITs or regulated investment companies;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership and disposition of our common stock.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR OTHER TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person,” an entity treated as a partnership or entity disregarded from its owner for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock determined on a share-per-share basis, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or other applicable documentation), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. person, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses for the relevant taxable year.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-USPRIs and our other business assets, there can be no

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if (i) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and (ii) such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If the foregoing exception does not apply because the requirements in clauses (i) or (ii) of the immediately preceding sentence are not satisfied, then, if we are or were to become a USRPHC, a Non-U.S. Holder generally will be taxed on its net gain derived from the disposition of our common stock at the graduated U.S. federal income tax rates applicable to U.S. persons, except that the branch profits tax generally will not apply to such gain. If we are or were to become a USRPHC, certain withholding tax at a rate of 15% may also apply to the gross proceeds from any disposition of or any distribution on our common stock unless our common stock is “regularly traded,” as described above.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Stephens Inc.
Citigroup Global Markets Inc.
Leerink Partners LLC
RBC Capital Markets, LLC
Truist Securities, Inc.
Mizuho Securities USA LLC
Capital One Securities, Inc.
Loop Capital Markets LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares of common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares of common stock to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to      additional shares of common stock from us and up to      additional shares of common stock from the selling stockholders to cover sales of common stock by the underwriters which exceed the number of shares of common stock specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares of common stock. If any shares of common stock are purchased with this option to purchase additional shares of common stock, the underwriters will purchase shares of common stock in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

underwriters will offer the additional shares of common stock on the same terms as those on which the shares of common stock are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock from us and the selling stockholders.

	Ardent Health Partners, LLC		Selling Stockholders
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $    . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $    . The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of     for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units (“RSUs”) (including net settlement),

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the consummation of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to     % of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the consummation of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

The selling stockholders, our directors and executive officers, and holders of substantially all of our common stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of     , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, our common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing.

Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of the lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the consummation of this offering, (x) to us in connection with the vesting, settlement or exercise of RSUs, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our Board and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

    , in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing/quotation on the NYSE under the symbol “ARDT.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of common stock, in whole or in part, or by purchasing shares of common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of common stock through the option to purchase additional shares of common stock. A naked short position is more likely to be created if the underwriters are concerned that there

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of common stock as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters nor the selling stockholders can assure investors that an active trading market will develop for shares of our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Alternative settlement cycle

We expect that delivery of the shares of common stock will be made against payment therefor on or about the closing date specified on the coverage page of this prospectus, which will be the   day following the date of pricing of the shares of common stock, or   day if pricing occurs after 4:30 p.m., New York City time (this settlement cycle being referred to as “T+  ”). Under Rule 15c6-1 of the Exchange Act, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of common stock on the date of pricing or the one succeeding business day will be required, by virtue of the fact that the shares of common

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

stock initially will settle T+  , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares of common stock who wish to trade shares of common stock prior to settlement should consult their own advisors.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. An affiliate of BofA Securities, Inc. acts as the administrative agent and lender of each of our ABL Facilities and Term Loan B Facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

This prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). This prospectus and any offer if made subsequently is directed only at persons in Member States of the European Economic Area (the “EEA”) (each, a “Relevant State”) who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation. This prospectus been prepared on the basis that any offer of shares of common stock in any Relevant State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares of common stock. Accordingly any person making or intending to make an offer in a Relevant State of the EEA of shares of common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for Ardent Health Partners, Inc., Ardent Health Partners, LLC, the selling stockholders or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. None of Ardent Health Partners, Inc., Ardent Health Partners, LLC, the selling stockholders or the underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock in the EEA in circumstances in which an obligation arises for Ardent Health Partners, Inc., Ardent Health Partners, LLC, the selling stockholders or the underwriters to publish a prospectus for such offer.

In relation to each Relevant State, no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require Ardent Health Partners, Inc., Ardent Health Partners, LLC, the selling stockholders or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock.

Notice to prospective investors in the United Kingdom

In the United Kingdom, this prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”) (the “UK Prospectus Regulation”). This prospectus has been prepared on the basis that any offer if made subsequently is directed only at persons in the United Kingdom who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation. This prospectus has been prepared on the basis that any offer of shares of common stock in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares of common stock. Accordingly any person making or intending to make an offer in the United Kingdom of shares of common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for Ardent Health Partners, Inc., Ardent Health Partners, LLC, the selling stockholders or any of the underwriters to publish a prospectus pursuant to Section 85 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) in relation to such offer. None of Ardent Health Partners, Inc., Ardent Health Partners, LLC, the selling stockholders or the underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock in the United Kingdom in circumstances in which an obligation arises for Ardent Health Partners, Inc., Ardent Health Partners, LLC, the selling stockholders or the underwriters to publish a prospectus for such offer.

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of common stock shall require Ardent Health Partners, Inc., Ardent Health Partners, LLC, the selling stockholders or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock.

This prospectus may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons. Other persons should not act on this prospectus or any of its contents. This prospectus is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares of common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to Ardent Health Partners, Inc. or Ardent Health Partners, LLC.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to prospective investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions, and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Notice to prospective investors in Switzerland

The offering of the shares of common stock in Switzerland is exempt from requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”) because such offering is made to professional clients within the meaning of the FinSA only and the shares of common stock will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the shares of common stock.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an exempt offer which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (the “DFSA”). The DFSA has not approved this prospectus nor has any responsibility for reviewing or verifying any document or other documents in connection with the offering. Accordingly, the DFSA has not approved this prospectus or any other associated documents nor taken any steps to verify the information set out in this prospectus, and has no responsibility for it.

The shares of common stock have not been offered and will not be offered to any persons in the DIFC except on the basis that an offer is:

(i)	an “Exempt Offer” in accordance with the Markets Rules (MKT) Module of the DFSA Rulebook; and

(ii)	made only to persons who meet the “Deemed Professional Client” criteria set out in Rule 2.3.4 of the Conduct of Business (COB) module of the DFSA Rulebook, who are not natural persons.

Notice to prospective investors in the United Arab Emirates

This prospectus is strictly private and confidential and is being distributed to a limited number of Professional Investors, within the meaning of the United Arab Emirates (the “UAE”) Securities and Commodities Authority’s (the “SCA”) Board of Directors Decision No. (13/Chairman) of 2021 on the Regulations Manual of the Financial Activities and Status Regularization Mechanisms Rule Book, and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. If you are in any doubt about the contents of this prospectus, you should consult an authorized financial adviser.

By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus has not been approved by or filed with the UAE Central Bank, the SCA or any other authorities in the UAE, nor have the underwriters received authorization or licensing from the UAE Central Bank, the SCA or any other authorities in the UAE to market or sell securities or other investments within the UAE. No marketing of any financial products or services has been or will be made from within the UAE other than in compliance with the laws of the UAE and no subscription to any securities or other investments may or will be consummated within the UAE. It should not be assumed that any of the underwriters is a licensed broker, dealer or investment adviser under the laws applicable in the UAE, or that any of them advise individuals resident in the UAE as to the appropriateness of investing in or purchasing or selling securities or other financial products. The shares of common stock offered pursuant to this prospectus may not be offered or sold directly or indirectly to the public in the UAE and do not constitute a public offer of securities in the UAE in accordance with Federal Decree No. 32 of 2021 on Commercial Companies or otherwise.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended, the “FIEA”), and the underwriters will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

No shares of common stock have been and will be offered or sold in Hong Kong, by means of any document, other than to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and any rules made under the SFO; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong (“C(WUMP)O”)) or which do not constitute an offer or invitation to

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

the public within the meaning of the C(WUMP)O or the SFO. No document, invitation or advertisement relating to the shares of common stock has been or will be issued or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus has not been and will not be issued, circulated or distributed in Hong Kong, and the shares of common stock have not and will not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of common stock will be required, and is deemed by the acquisition of the shares of common stock, to confirm that he is aware of the restriction on offers of the shares of common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of common stock in circumstances that contravene any such restrictions.

Notice to prospective investors in Singapore

This prospectus has not been and will not be lodged or registered as a prospectus under the Securities and Futures Act 2001 (the “SFA”) with the Monetary Authority of Singapore, and the offer of the shares of common stock in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to an accredited investor (as defined in Section 4A of the SFA) or other relevant person (as defined in Section 275(2) of the SFA) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable exemption or provision of the SFA.

Where the shares of common stock are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation, and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the shares of common stock except:

(i)	to an institutional investor, an accredited investor, a relevant person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(c)(ii) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

The shares of common stock are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda

Shares of common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares of common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares of common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares of common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each, a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Notice to prospective investors in the People’s Republic of China (“PRC”)

This prospectus may not be circulated or distributed in the PRC and the shares of common stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of common stock or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by us and our representatives to observe these restrictions.

Notice to prospective investors in Korea

The shares of common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares of common stock have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares of common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of common stock has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares of common stock, as principal, if the offer is on terms that the shares of common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares of common stock is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares of common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of common stock in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares of common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Section 96 (1) (b)	the total contemplated acquisition cost of the shares of common stock, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Legal matters

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Sidley Austin LLP and by Stephen C. Petrovich, our Executive Vice President, General Counsel and Secretary. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

Experts

The consolidated financial statements of Ardent Health Partners, LLC at December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. Our internet website address is www.ardenthealth.com, and the information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

ARDENT HEALTH PARTNERS, LLC

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Report of independent registered public accounting firm

To the Members and the Board of Managers of Ardent Health Partners, LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Ardent Health Partners, LLC (the Company) as of December 31, 2023 and 2022, the related consolidated income statements, comprehensive income statements, statements of cash flows, and statements of changes in equity for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Revenue Recognition – Contractual Adjustments and Implicit Price Concessions

Description of the Matter

For the year ended December 31, 2023, the Company’s revenues were $5,409.5 million. As discussed in Note 2 to the consolidated financial statements, revenues are based upon the estimated amounts the Company expects to be entitled to receive from patients and third-party payers. Estimates of contractual adjustments under managed care insurance plans are based upon the payment terms specified in the related contractual agreements. Managed care contracts are complex, subject to interpretation and contract renegotiations occur frequently, necessitating continual review and assessment of the estimates by management. Revenues related to uninsured patients and copayment and deductible amounts for patients who have healthcare coverage may have discounts applied (uninsured discounts and other discounts). The Company also records estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amounts expected to be collected. These estimates are adjusted for estimated conversions of patient responsibility portions, expected recoveries, and anticipated changes in business and economic conditions, trends in federal, state and private employer healthcare coverage and other collection indicators.

Auditing management’s estimates of contractual adjustments and implicit price concessions was complex and judgmental due to the significant data inputs and subjective assumptions utilized in determining related amounts.

How We Addressed the Matter in Our Audit	To test the estimated contractual adjustments and implicit price concessions, we performed audit procedures that included, among others, testing a sample of revenue transactions, correlating the revenue recognized to subsequent cash received, assessing the methodologies and evaluating the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used by the Company in its estimates, including payer contractual terms and historical collection experience. We compared the significant assumptions used by management to historical assumptions and to current industry and economic trends and considered changes, if any, to the Company’s business and other relevant factors. We also assessed the historical accuracy of management’s estimates based on subsequent collection experience and used the assessment as a source of potential corroborative or contrary evidence supporting management’s assumptions of future collections of existing accounts receivable.

Professional and General Liability and Related Costs

Description of the Matter	At December 31, 2023, the Company’s accrual for professional and general liability asserted and unasserted claims was $275.0 million and the Company’s related costs for professional and general liability claims for the year ended December 31, 2023 was $55.5 million. As discussed in Notes 2 and 12 to the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

consolidated financial statements, accruals for professional and general liability claims represent the estimated ultimate costs of all reported and unreported claims incurred and unpaid through the balance sheet date. The Company’s estimated liability and related costs for asserted and unasserted claims is based on a number of factors including, but not limited to, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlements and industry trends, estimates of amounts recoverable under the Company’s insurance policies, and other actuarial assumptions.

Auditing management’s professional and general liability and related costs was complex and judgmental due to the significant estimations required in determining the accrual, particularly the actuarial assumptions related to the trends in frequency and severity of claims.

How We Addressed the Matter in Our Audit	To test the Company’s determination of the estimated professional and general liability and related costs, we performed audit procedures that included, among others, testing the completeness and accuracy of underlying claims data used by the Company in its determination of the accrual and reviewing the Company’s insurance contracts to validate self-insured limits, deductibles and coverage limits. Additionally, with the involvement of our actuarial specialists, we performed audit procedures that included, among others, assessing the actuarial analyses and testing the significant assumptions utilized therein, including consideration of Company-specific claim reporting and payment data, and industry experience. We also assessed the accuracy of management’s historical accrual estimates based on subsequent developments in frequency and severity, and we developed an independent range of accrual for comparison to the Company’s recorded amounts.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2004

Nashville, Tennessee

March 8, 2024, except for Note 1 to the consolidated balance sheets, Note 2, “Summary of significant accounting policies”, with respect to “Variable interest entities”, and Note 15, “Subsequent events”, as to which the date is June 3, 2024

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Consolidated income statements

(in thousands)

	Years Ended December 31,
	2023	2022	2021
Total revenue	$5,409,483	$5,129,687	$4,870,396

Expenses:
Salaries and benefits	2,384,062	2,411,677	2,294,364
Professional fees	980,270	736,299	617,753
Supplies	993,405	955,168	927,326
Rents and leases	97,444	93,047	92,776
Rents and leases, related party	145,880	130,657	127,437
Other operating expenses	451,737	464,413	370,363
Government stimulus income	(8,463)	(16,775)	(133,389)
Interest expense	74,305	72,582	83,271
Interest expense, related party	—	9,470	10,563
Depreciation and amortization	140,842	138,173	137,204
Loss on debt extinguishment	—	—	52,942
Other non-operating gains	(1,613)	(18,694)	(6,101)
Other non-operating gains, related party	—	(157,808)	—

Total operating expenses	5,257,869	4,818,209	4,574,509

Income before income taxes	151,614	311,478	295,887
Income tax expense	22,637	46,107	51,311

Net income	128,977	265,371	244,576
Net income attributable to noncontrolling interests	75,073	76,462	90,318

Net income attributable to Ardent Health Partners, LLC	$53,904	$188,909	$154,258

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Consolidated comprehensive income statements

(in thousands)

	Years Ended December 31,
	2023	2022	2021
Net income	$128,977	$265,371	$244,576

Other comprehensive (loss) income
Change in fair value of interest rate swap	(10,787)	49,392	14,165

Other comprehensive (loss) income before income taxes	(10,787)	49,392	14,165
Income tax (benefit) expense related to other comprehensive (loss) income items	(2,815)	12,891	3,697

Other comprehensive (loss) income, net of income taxes	(7,972)	36,501	10,468

Comprehensive income	121,005	301,872	255,044
Comprehensive income attributable to noncontrolling interests	75,073	76,462	90,318

Comprehensive income attributable to Ardent Health Partners, LLC	$45,932	$225,410	$164,726

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Consolidated balance sheets

(in thousands)

	December 31,
	2023(1)	2022(1)

Assets

Current assets:
Cash and cash equivalents	$437,577	$456,124
Accounts receivable	775,452	603,364
Inventories	105,485	107,150
Prepaid expenses	77,281	68,966
Other current assets	222,290	173,646

Total current assets	1,618,085	1,409,250
Property and equipment, net	811,089	788,631
Operating lease right of use assets	260,003	248,823
Operating lease right of use assets, related party	941,150	952,692
Goodwill	844,704	844,704
Other intangible assets, net	76,930	76,930
Deferred income taxes	32,491	34,430
Other assets	147,106	123,384

Total assets	$4,731,558	$4,478,844

Liabilities and Equity

Current liabilities:
Current installments of long-term debt	$18,605	$16,086
Accounts payable	474,543	320,797
Accrued salaries and benefits	267,685	244,192
Other accrued expenses and liabilities	233,271	227,523

Total current liabilities	994,104	808,598
Long-term debt, less current installments	1,168,253	1,161,901
Long-term operating lease liability	235,241	224,843
Long-term operating lease liability, related party	932,090	943,186
Self-insured liabilities	243,552	217,493
Other long-term liabilities	76,002	72,517

Total liabilities	3,649,242	3,428,538

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

	December 31,
	2023(1)	2022(1)

Commitments and contingencies (see Note 14)
Redeemable noncontrolling interests	7,302	10,796

Equity:
Common units (Unlimited units authorized; 484,922,828 and 482,726,544 units issued and outstanding as of December 31, 2023 and 2022, respectively)	496,882	510,968
Accumulated other comprehensive income	18,561	26,533
Retained earnings	155,453	101,549

Equity attributable to Ardent Health Partners, LLC	670,896	639,050
Noncontrolling interests	404,118	400,460

Total equity	1,075,014	1,039,510

Total liabilities and equity	$4,731,558	$4,478,844

(1)	As of December 31, 2023 and 2022, the consolidated balance sheet includes total liabilities of consolidated variable interest entities of $337.8 million and $296.8 million, respectively. Refer to Note 2 for further discussion.

The accompanying notes are an integral part of these consolidated financials.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Consolidated statements of cash flows

(in thousands)

	Years Ended December 31,
	2023	2022	2021

Cash flows from operating activities:
Net income	$128,977	$265,371	$244,576

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	140,842	138,173	137,204
Other non-operating gains	(45)	(3,354)	(114)
Other non-operating gains, related party	—	(157,808)	—
Loss on debt extinguishment	—	—	52,942
Amortization of deferred financing costs and debt discounts	4,988	5,702	6,429
Deferred income taxes	3,996	46,115	(30,646)
Unit-based compensation	904	611	549
Income from non-consolidated affiliates	(1,653)	(7,515)	(2,906)
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:
Accounts receivable	(181,099)	(17,184)	(96,465)
Inventories	1,665	4,671	(5,731)
Prepaid expenses and other current assets	(36,606)	8,348	(34,401)
Accounts payable and other accrued expenses and liabilities	136,824	14,423	109,353
Accrued salaries and benefits	22,905	(18,891)	10,581
Refundable advances of government stimulus income	—	(1,106)	(72,888)
Medicare accelerated payments	—	(315,915)	(171,574)

Net cash provided by (used in) operating activities	221,698	(38,359)	146,909

Cash flows from investing activities:
Investment in acquisitions, net of cash acquired	—	—	(2,929)
Purchases of property and equipment	(137,408)	(151,107)	(139,003)
Proceeds from divestitures	—	4,321	645
Proceeds from divestitures, related party	—	202,050	—
Proceeds from sale of real estate, related party	—	—	3,558
Other	(575)	(8,686)	1,470

Net cash (used in) provided by investing activities	(137,983)	46,578	(136,259)

Cash flows from financing activities:
Proceeds from insurance financing arrangements	24,749	4,337	3,356
Proceeds from revolving credit facility	125,000	—	—
Proceeds from long-term debt	6,619	878	1,195,575
Proceeds from deferred financing obligations, related party	—	204,000	—
Payments of principal on insurance financing arrangements	(22,877)	(3,789)	(3,514)
Payments of principal on revolving credit facility	(125,000)	—	—

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

	Years Ended December 31,
	2023	2022	2021
Payments of principal on long-term debt	(13,645)	(17,287)	(1,280,024)
Settlement of deferred financing obligations, related party	—	(202,050)	—
Debt issuance costs	—	(1,950)	(53,829)
Distributions to noncontrolling interests	(63,875)	(69,371)	(78,133)
Distributions to common unit holders	—	(174,811)	(62,126)
Redemption of equity attributable to noncontrolling interests, related party	(26,024)	—	—
Other	(7,209)	(10,288)	(5,212)

Net cash used in financing activities	(102,262)	(270,331)	(283,907)

Net decrease in cash and cash equivalents	(18,547)	(262,112)	(273,257)
Cash and cash equivalents at beginning of year	456,124	718,236	991,493

Cash and cash equivalents at end of year	$437,577	$456,124	$718,236

Supplemental cash flow information:
Interest payments, net of capitalized interest	$81,610	$81,377	$80,717
Interest payments, related party	—	9,470	19,500
Non-cash purchases of property and equipment	16,392	9,732	11,173
Income tax payments, net	19,433	55,818	32,161

The accompanying notes are an integral part of these consolidated financial statements.

Ardent Health Partners, LLC

Consolidated statements of changes in equity

(in thousands, except for unit amounts)

		Equity Attributable to Ardent Health Partners, LLC
		Common Units
	Redeemable Noncontrolling Interests	Units	Amount	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Noncontrolling Interests	Total Equity
Balance at December 31, 2020	$14,187	479,757,699	$509,808	$(20,436)	$(4,681)	$377,793	$862,484
Net income attributable to Ardent Health Partners, LLC	—	—	—	—	154,258	—	154,258
Net income attributable to noncontrolling interests	—	—	—	—	—	86,427	86,427
Net income attributable to redeemable noncontrolling interests	3,891	—	—	—	—	—	—
Other comprehensive income	—	—	—	10,468	—	—	10,468
Distributions to noncontrolling interests	—	—	—	—	—	(73,715)	(73,715)
Distributions to redeemable noncontrolling interests	(4,418)	—	—	—	—	—	—
Distributions to common unit holders	—	—	—	—	(62,126)	—	(62,126)
Vesting of Class C units	—	1,574,163	549	—	—	—	549
Balance at December 31, 2021	$13,660	481,331,862	$510,357	$(9,968)	$87,451	$390,505	$978,345
Net income attributable to Ardent Health Partners, LLC	—	—	—	—	188,909	—	188,909
Net income attributable to noncontrolling interests	—	—	—	—	—	71,788	71,788
Net income attributable to redeemable noncontrolling interests	4,674	—	—	—	—	—	—

		Equity Attributable to Ardent Health Partners, LLC
		Common Units
	Redeemable Noncontrolling Interests	Units	Amount	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Noncontrolling Interests	Total Equity
Other comprehensive income	—	—	—	36,501	—	—	36,501
Distributions to noncontrolling interests	—	—	—	—	—	(61,833)	(61,833)
Distributions to redeemable noncontrolling interests	(7,538)	—	—	—	—	—	—
Distributions to common unit holders	—	—	—	—	(174,811)	—	(174,811)
Vesting of Class C units	—	1,394,682	611	—	—	—	611
Balance at December 31, 2022	$10,796	482,726,544	$510,968	$26,533	$101,549	$400,460	$1,039,510
Net income attributable to Ardent Health Partners, LLC	—	—	—	—	53,904	—	53,904
Net income attributable to noncontrolling interests	—	—	—	—	—	78,567	78,567
Net loss attributable to redeemable noncontrolling interests	(3,494)	—	—	—	—	—	—
Other comprehensive loss	—	—	—	(7,972)	—	—	(7,972)
Distributions to noncontrolling interests	—	—	—	—	—	(63,875)	(63,875)
Redemption of equity attributable to noncontrolling interests, related party	—	—	(14,990)	—	—	(11,034)	(26,024)
Vesting of Class C units	—	2,196,284	904	—	—	—	904
Balance at December 31, 2023	$7,302	484,922,828	$496,882	$18,561	$155,453	$404,118	$1,075,014

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Notes to consolidated financial statements

December 31, 2023

1. Organization and basis of presentation

Ardent Health Partners, LLC is a holding company that has affiliates that operate acute care hospitals and other healthcare facilities, and employ physicians. The terms “Ardent” and the “Company,” as used in these notes to consolidated financial statements, refer to Ardent Health Partners, LLC and its affiliates unless stated otherwise or indicated by context. The term “affiliates” includes direct and indirect subsidiaries of Ardent and partnerships and joint ventures in which such subsidiaries are equity owners.

At December 31, 2023, the Company operated 31 acute care hospitals in six states, including two rehabilitation hospitals and two surgical hospitals.

The financial statements include the consolidated financial position and consolidated results of operations of the Company and its affiliates, which are controlled by the Company through the Company’s direct or indirect ownership of a majority equity interest and rights granted to the Company through certain variable interests. All intercompany balances and transactions have been eliminated in consolidation.

General and administrative costs

The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative by the Company would include its corporate office costs, which were $114.6 million, $75.3 million, and $73.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

2. Summary of significant accounting policies

Pure Health Equity Investment

On May 1, 2023, an affiliate of Pure Health Medical Supplies, LLC (“Pure Health”) purchased a minority interest in the Company from the current unit holders. In connection with Pure Health’s investment, unit holders were eligible to exercise tag-along rights to sell a proportionate share of their individual equity ownership interest in Ardent Health Partners, LLC and AHP Health Partners, Inc., the Company’s direct majority-owned subsidiary. Ventas Inc. (“Ventas”), a common unit holder that beneficially owns a percentage of the Company’s outstanding membership interests and maintains a seat on the Company’s board of managers, making Ventas a related party, exercised its tag-along right to sell its proportionate share of interest in both Ardent Health Partners, LLC and AHP Health Partners, Inc. To fulfill Ventas’ right to sell its proportionate share of noncontrolling ownership interest in AHP Health Partners, Inc., the Company exercised the Company’s right to repurchase those shares from Ventas for $26.0 million concurrent with Pure Health’s purchase of a minority interest in the Company. The carrying value of the noncontrolling interest was adjusted proportionate to the share repurchased to reflect the change in ownership of AHP Health Partners, Inc., with the difference between the fair value of the consideration paid and the amount by which noncontrolling interest was adjusted recognized in equity attributable to Ardent Health Partners, LLC.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Cybersecurity Incident

In November 2023, the Company determined that a ransomware cybersecurity incident had impacted and disrupted a number of the Company’s operational and information technology systems (the “Cybersecurity Incident”). During this time, the Company’s hospitals remained operational and continued to deliver patient care utilizing established downtime procedures. The Company immediately suspended user access to impacted information technology applications, executed cybersecurity protection protocols, and took steps to restrict further unauthorized activity. Additionally, because of the time taken to contain and remediate the Cybersecurity Incident, online electronic billing systems were not functioning at their full capacities and certain billing, reimbursement and payment functions were delayed, which had an adverse impact on the Company’s results of operations and cash flows for 2023.

While the Company’s hospitals continued to deliver patient care at varying levels during the disruption and remediation periods and the Company’s business is no longer materially disrupted as of December 31, 2023, the Company has incurred, and will continue to incur, certain expenses related to the Cybersecurity Incident, including expenses to respond to, remediate and investigate the matter. The full scope of the costs and related impacts of the Cybersecurity Incident, including any future impact on our financial condition and results of operations, as well as the extent to which these costs will be offset by our cybersecurity insurance, has not been determined.

Coronavirus Disease 2019 pandemic

In March 2020, the World Health Organization declared the outbreak of Coronavirus Disease 2019 (“COVID-19”), a disease caused by a novel strain of coronavirus, a global pandemic. During 2021 and 2022, and to a lesser extent during 2023, the COVID-19 pandemic adversely affected the Company’s operations, as well as its patients, communities and employees, to varying degrees. Ongoing waves of COVID-19 infections, changes in COVID-related patient acuity and broad economic factors resulting from the pandemic have affected, and may in the future continue to affect, the Company’s patient volumes, service mix, revenue mix, operating expenses and net operating revenues. As a provider of healthcare services, the Company has been and may continue to be affected by the public health and economic effects of the COVID-19 pandemic.

The extent of the COVID-19 pandemic’s impact on the Company’s operations, cash flows and financial position was driven by many factors, most of which were beyond the Company’s control or ability to forecast as of the date of the respective consolidated financial statements. Such factors included, but were not limited to, the duration and severity of the pandemic and negative economic conditions arising from the pandemic, the volume of canceled or rescheduled procedures at the Company’s facilities, the volume of COVID-19 patients cared for across the Company’s hospitals and facilities, the demand for clinical personnel and its corresponding impact on labor costs and hospital availability, the timing, availability, pace of administration, efficacy and adoption of medical treatments and vaccines, including the ongoing rollout of currently available vaccines, the spread of potentially more contagious and/or virulent forms of the virus, supply chain disruptions, including shortages, delays, and significant price increases for medical supplies, and the effect of government actions and administrative regulation on the healthcare industry and broader economy, including through existing and any future stimulus efforts. Any future impact of the pandemic on the Company’s cash flows and operations could affect assumptions used in significant accounting estimates, including estimates of implicit price concessions related to uninsured or underinsured patients, reserves for professional and general liabilities, and impairment of goodwill and long-lived assets.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Federal and state governments enacted legislation and administrative actions to assist healthcare facilities in providing care to patients during the pandemic. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was enacted. Among other provisions, the CARES Act authorized relief funding to healthcare providers through the Public Health and Social Services Emergency Fund (“Provider Relief Fund”) and expanded the Medicare Accelerated and Advance Payment Program through which eligible providers could request accelerated Medicare payments of up to 100% of historical Medicare payments for a six-month period to be repaid through withholdings against future Medicare fee-for-services payments. The CARES Act also permitted the deferred payment of the employer portion of Social Security payroll taxes incurred between March 27, 2020 and December 31, 2020.

CARES Act provider relief funding

During the years ended December 31, 2023, 2022, and 2021, the Company received $8.5 million, $49.9 million, and $26.3 million, respectively, in cash distributions from the Provider Relief Fund and other state and local programs. Of the $49.9 million of cash distributions received during the year ended December 31, 2022, $34.2 million related to cash distributions awarded and receivable as of December 31, 2021, which were recorded as other current assets on the consolidated balance sheet at December 31, 2021. Distributions from the Provider Relief Fund were intended to reimburse healthcare providers for lost revenue and increased expenses related to the pandemic and were not subject to repayment, provided recipients attested to and complied with applicable terms and conditions set forth by legislation. Such terms and conditions included, among other things, that distributions received were used for expenses and to replace lost revenue resulting from COVID-19. Distributions provided by the Provider Relief Fund were accounted for as government grants and were recognized in the consolidated income statements once the grant was received and there was reasonable assurance that the applicable terms and conditions required to retain the distributions were met.

Management performs ongoing analyses of the impact of the pandemic on the Company’s operations and considers the compliance and reporting requirements set forth by the CARES Act, including subsequent issuance of all Frequently Asked Questions and interpretive guidance issued by the U.S. Department of Health and Human Services, to determine the amount of government funds to recognize. During the years ended December 31, 2023, 2022, and 2021, the Company recognized $8.5 million, $16.8 million, and $133.4 million, respectively, related to distributions from the Provider Relief Fund and state and local grant programs as government stimulus income, a reduction of operating expenses, on its consolidated income statements. Issuance of new guidance, as well as government compliance audits, may result in changes to management’s estimate of government stimulus income and, in certain cases, may result in derecognition of amounts previously recognized and repayment of such amounts. Since 2020, the Company has received and recognized $366.4 million of government stimulus income. Pursuant to Accounting Standards Update (“ASU”) 2021-10, Disclosures by Business Entities about Government Assistance, as an accounting policy election, the Company has utilized International Accounting Standards (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance by analogy to recognize funds received under the CARES Act from the Provider Relief Fund as revenue, given no direct authoritative guidance is available to for-profit organizations to recognize revenue for government contributions and grants. CARES Act revenues may be subject to future adjustments based on future changes to statutes.

Medicare accelerated and advance payments

In April 2020, the Company received Medicare accelerated payments of $487.5 million. No additional Medicare accelerated payments were received, or are expected to be received, by the Company. Payments under the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Medicare Accelerated and Advance Payment Program represent consideration that must be repaid. Effective October 1, 2020, providers were required to repay Medicare accelerated payments beginning one year after the date of payment issuance via recoupment against future claims for Medicare beneficiaries in accordance with the repayment terms. The recoupment of the advance payments by the Center for Medicare & Medicaid Services (“CMS”) began in April 2021 and was applied to services provided and revenue recognized during the period in which the recoupment occurred, which impacted the Company’s cash receipts for services provided during the period in which the amounts were recouped. During the years ended December 31, 2022 and 2021, $315.9 million and $171.6 million, respectively, of Medicare accelerated payments were recouped or repaid to CMS. At December 31, 2023 and 2022, the Company had no outstanding Medicare accelerated payments and, therefore, no outstanding liability to CMS for such amounts.

Deferred employer portion of social security taxes

The Company deferred payment of $60.2 million of its Social Security payroll taxes incurred between March 27, 2020 and December 31, 2020 in accordance with the CARES Act, pursuant to which 50% of the deferred amount was due and paid in 2021 and the remaining 50% was due and paid in 2022. The Company had no deferred payments outstanding at December 31, 2023 and 2022.

Adoption of recently issued accounting standards

Effective January 1, 2022, the Company adopted ASU 2021-10, Disclosures by Business Entities about Government Assistance, which required expanded annual disclosures for transactions involving the receipt of government assistance. Required disclosures included a description of the nature of transactions with government entities, accounting policies for such transactions and the impact of the transactions on the Company’s consolidated financial statements. The adoption of this standard had no material impact on the Company’s consolidated financial statements and notes.

In March 2020, the Financial Accounting Standards Board (the “FASB”) issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for or recognizing the effects of reference rate reform on financial reporting and applies only to contracts, hedging relationships, and other transactions that reference the London interbank offered rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective as of March 12, 2020 through December 31, 2024. Entities may adopt ASU 2020-04 as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. The Company adopted the standard as of January 1, 2023. The adoption of this standard had no material impact on the Company’s consolidated financial statements and notes.

Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07). The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to a company’s chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

assets. This pronouncement is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The guidance is required to be applied on a retrospective basis, with all such required disclosures to be made with regard to all fiscal years presented in the financial statements. Early adoption is permitted. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The Company is evaluating the impact the adoption of this standard will have on the Company’s consolidated financial statements and notes.

In December 2023, the FASB issued ASU 2023-09, Income Taxes—Improvements to Income Tax Disclosures. The ASU requires enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 on a prospective basis and retrospective application is permitted. The Company is evaluating the impact the adoption of this standard will have on the Company’s consolidated financial statements and notes.

Variable interest entities

Accounting principles generally accepted in the United States of America (“GAAP”) require variable interest entities (“VIEs”) to be consolidated if an entity’s interest in the VIE is a controlling financial interest in accordance with ASC 810, Consolidation. Under the variable interest model, a controlling financial interest is determined based on which entity, if any, has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb the losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE.

The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE cause the Company’s consolidation conclusion to change. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Changes in consolidation status are applied prospectively.

The Company, through its wholly owned subsidiaries, owns majority interests in limited liability companies (“LLCs”), with each LLC owning and operating one or more hospitals. The noncontrolling interest is typically owned by a not-for-profit medical system, university, academic medical center or foundation or combination thereof (individually or collectively referred to as “minority member”). The employees that work for the LLC and the related hospital(s) are employees of the Company, and the Company manages the day-to-day operations of the LLC and the hospital(s) pursuant to a management services agreement (“MSA”).

The LLCs are VIEs due to their structure as LLCs and the control that resides with the Company through the MSA. The Company consolidates each of these LLCs as it is considered the primary beneficiary due to the MSA providing the Company the right to direct the day-to-day operating and capital activities of the LLC and the respective hospital(s) that most significantly impact the LLC’s economic performance. Additionally, the Company would absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, as a result of its majority ownership, contractual or other financial interests in the entity. The MSAs are subject to termination only by mutual agreement of the Company and minority member, except in the case of gross negligence, fraud or bankruptcy of the Company, in which case the minority member can force termination of the MSA.

All of the Company’s VIEs meet the definition of a business, and the Company holds a majority of their issued voting equity interest. Their assets are not required to be used only for the settlement of VIE obligations as the Company has the ability to direct the use of VIE assets through its joint venture and cash management agreements.

The governance rights of the minority members are restricted to those that protect their financial interests and do not preclude consolidation of the LLCs. The rights of minority members generally are limited to the right to approve the issuance of new ownership interests, calls for additional cash contributions, the acquisition or

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

divestiture of significant assets and the incurrence of debt in excess of levels not expected to be incurred in the normal course of business.

As of December 31, 2023 and 2022, nine of the Company’s hospitals were owned and operated through LLCs that have been determined to be VIEs and were consolidated by the Company. Consolidated assets at December 31, 2023 include total assets of variable interest entities of $1.2 billion. The Company’s VIEs do not have creditors that have recourse to the Company. As the structure and nature of business are very similar for each of the LLCs, they are discussed and presented herein on a combined basis.

The total liabilities of consolidated variable interest entities included in the Company’s consolidated balance sheets are shown below (in thousands):

	December 31,	December 31,
	2023	2022

Current liabilities
Current installments of long-term debt	$2,386	$2,169
Accounts payable	103,274	79,240
Accrued salaries and benefits	34,730	31,542
Other accrued expenses and liabilities	53,684	35,222

Total current liabilities	194,074	148,173
Long-term debt, less current installments	8,044	5,130
Long-term operating lease liability	120,056	124,963
Long-term operating lease liability, related party	9,520	9,605
Self-insured liabilities	651	632
Other long-term liabilities	5,437	8,324

Total liabilities	$337,782	$296,827

Accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At times, cash and cash equivalent balances may exceed federally insured limits. Management believes that the Company mitigates any risks by depositing cash, and investing in cash equivalents, with major financial institutions.

Revenue recognition

The Company’s revenues generally relate to contracts with patients in which its performance obligations are to provide healthcare services to the patients. Revenues are recorded during the period the Company’s obligations to provide healthcare services are satisfied. Revenue for performance obligations satisfied over time is

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

recognized based on charges incurred in relation to total expected charges. The Company’s performance obligations for inpatient services generally are satisfied over periods that average approximately five days. The Company’s performance obligations for outpatient services are generally satisfied over a period of less than one day. As the Company’s performance obligations relate to contracts with a duration of one year or less, the Company elected the optional exemption under ASC Topic 606, Revenue from Contracts with Customers, and, therefore, is not required to disclose the transaction price for the remaining performance obligations at the end of the reporting period or when the Company expects to recognize revenue. Additionally, the Company is not required to adjust the consideration for the existence of a significant financing component when the period between the transfer of the services and the payment for such services is one year or less.

Contractual relationships with patients, in most cases, involve a third-party payer (Medicare, Medicaid, and managed care health plans), and the transaction prices for services provided are dependent upon the terms provided by (Medicare and Medicaid) or negotiated with (managed care health plans) the third-party payers. The payment arrangements with third-party payers for the services provided to the related patients typically specify payments at amounts less than the Company’s standard charges.

The Company’s revenues are based upon the estimated amounts the Company expects to be entitled to receive from patients and third-party payers. Estimates of contractual adjustments under managed care insurance plans are based upon the payment terms specified in the related contractual agreements. Revenues related to uninsured patients and copayment and deductible amounts for patients who have healthcare coverage may have discounts applied (uninsured discounts and other discounts). The Company also records estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amounts expected to be collected. At December 31, 2023 and 2022, estimated implicit price concessions of $728.5 million and $582.2 million, respectively, had been recorded as reductions to the Company’s accounts receivable balances to enable the Company to record accounts receivable at the estimated amounts the Company expects to collect.

The Medicare and Medicaid regulations and various managed care contracts, under which the discounts from the Company’s standard charges must be calculated, are complex and are subject to interpretation and adjustment. The Company estimates contractual adjustments on a payer-specific basis based on its interpretation of the applicable regulations or contract terms. However, the necessity of the services authorized and provided, and resulting reimbursements, are often subject to interpretation. These interpretations may result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating continual review and assessment of the estimates by management.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Estimated reimbursement amounts are adjusted in subsequent periods as cost reports are prepared and filed and as final settlements are determined (in relation to certain government programs, primarily Medicare, this is generally referred to as the “cost report” filing and settlement process). Settlements under reimbursement agreements with third-party payers are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare, Medicaid and other third-party payer programs often occurs in subsequent years because of audits by the programs, rights of appeal, and the application of technical provisions. Settlements are considered in the recognition of net patient service revenue on an estimated basis in the period the related services are rendered, and such amounts are subsequently adjusted in future periods as adjustments become known or as years are no longer subject to such audits and reviews. Differences

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

between original estimates and subsequent revisions, including final settlements, are included in the results of operations of the period in which the revisions are made. These adjustments resulted in an increase to net patient service revenue of $6.7 million, $15.8 million, and $4.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

At December 31, 2023 and 2022, the Company’s settlements under reimbursement agreements with third-party payers were a net payable of $10.3 million and $8.6 million, respectively, of which a receivable of $34.4 million and $37.2 million, respectively, was included in other current assets and a payable of $44.7 million and $45.8 million, respectively, was included in other accrued expenses and liabilities in the consolidated balance sheets.

Final determination of amounts earned under prospective payment and other reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of the Company’s management, adequate provision has been made for any adjustments that may result from such reviews.

Subsequent adjustments that are determined to be the result of an adverse change in the patient’s or the payer’s ability to pay are recognized as bad debt expense. Bad debt expense for the years ended December 31, 2023, 2022, and 2021 was not material for the Company.

Currently, several states utilize supplemental reimbursement programs for the purpose of providing reimbursement to providers to offset a portion of the cost of providing care to Medicaid and indigent patients. These programs are designed with input from CMS and are funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the providers. Under these supplemental programs, the Company recognizes revenue and related expenses in the period in which amounts are estimable and collection is reasonably assured. Reimbursement under these programs is reflected in total revenue. Taxes or other program-related costs are reflected in other operating expenses.

The Company’s total revenue is presented in the following table (dollars in thousands):

	Years Ended December 31,
	2023		2022		2021
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Medicare	$2,136,695	39.5%	$2,083,931	40.6%	$1,943,680	39.9%
Medicaid	606,770	11.2	589,445	11.5	541,135	11.1
Other managed care	2,304,718	42.6	2,136,281	41.6	2,054,141	42.2
Self-pay and other	268,239	5.0	220,497	4.3	231,587	4.7

Net patient service revenue	5,316,422	98.3	5,030,154	98.0	4,770,543	97.9
Other revenue	93,061	1.7	99,533	2.0	99,853	2.1

Total revenue	$5,409,483	100.0%	$5,129,687	100.0%	$4,870,396	100.0%

The Company provides care without charge to certain patients that qualify under the local charity care policy of the hospital where the patient receives services. The Company estimates that its costs of care provided under its charity care programs approximated $46.0 million, $50.6 million, and $55.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. The Company does not report a charity care patient’s charges in revenue as it is the Company’s policy not to pursue collection of amounts related to these patients, and therefore contracts with these patients do not exist.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The Company’s management estimates its costs of care provided under its charity care programs utilizing a calculated ratio of costs to gross charges multiplied by the Company’s gross charity care charges provided. The Company’s gross charity care charges include only services provided to patients who are unable to pay and qualify under the Company’s local charity care policies. To the extent the Company receives reimbursement through the various governmental assistance programs in which it participates to subsidize its care of indigent patients, the Company does not include these patients’ charges in its cost of care provided under its charity care program.

Patient accounts receivable

Patient accounts receivable are recorded at net realizable value based on certain assumptions applicable to each payer. For third-party payers including Medicare, Medicaid and managed care, the net realizable value is based on the estimated contractual reimbursement percentage, which is based on current contract prices or historical paid claims data by payer. For self-pay accounts receivable, which includes patients who are uninsured and the patient responsibility portion for patients with insurance, the net realizable value is determined using estimates of historical collection experience. These estimates are adjusted for estimated conversions of patient responsibility portions, expected recoveries and anticipated changes in business and economic conditions, trends in federal, state and private employer healthcare coverage and other collection indicators.

Patient accounts receivable can be impacted by the effectiveness of the Company’s collection efforts. Additionally, significant changes in payer mix, business office operations, economic conditions or trends in federal, state and private employer healthcare coverage could affect the net realizable value of accounts receivable. The Company also continually reviews the net realizable value of accounts receivable by monitoring historical cash collections as a percentage of trailing operating revenues and retrospective reviews of historical reserve accuracy, as well as by analyzing current period revenue and admissions by payer classification, aged accounts receivable by payer, days revenue outstanding, the composition of self-pay receivables between pure self-pay patients and the patient responsibility portion of third-party insured receivables and the impact of recent acquisitions and dispositions.

Patient accounts receivable is the Company’s primary concentration of credit risk, which consists of amounts owed by various governmental agencies, managed care payers, commercial insurance companies, employers and patients. The Company manages its patient accounts receivable by regularly reviewing its accounts and contracts and by providing appropriate allowances for uncollectible amounts. The Company’s management recognizes that revenues and receivables from government agencies are significant to the Company’s operations, but it does not believe that there are significant credit risks associated with these governmental agencies. Management does not believe that there are any other significant concentrations of revenues from any particular payor or geographic area that would subject the Company to any significant credit risks as the number of patients and payers limits concentration of credit risk from any one payer.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Market risks

The Company’s revenues are subject to potential regulatory and economic changes in certain states where the Company generates significant revenues. The following is an analysis by state of revenues as a percentage of the Company’s total revenue for those states in which the Company generates significant revenues:

	Years Ended December 31,
	2023	2022	2021
Oklahoma	24.2%	24.2%	24.5%
New Mexico	15.5	16.5	17.4
Texas	36.2	35.9	34.8
New Jersey	10.4	10.2	10.1
Other	13.7	13.2	13.2

Total	100.0%	100.0%	100.0%

Texas Waiver Program

Certain of the Company’s facilities receive supplemental Medicaid reimbursement, including reimbursement from programs supported by broad-based provider taxes to fund the non-federal share of Medicaid programs or fund indigent care within a state. The State of Texas operates the Texas Health Care Transformation and Quality Improvement Program pursuant to a Medicaid waiver, the Texas Waiver Program (the “Program”), granted by Section 1115 of the Social Security Act. The Program expands managed care programs in the state, provides funding for uncompensated care and supports various delivery system reform initiatives. On March 25, 2022, the Program was extended through September 2030; however, certain delivery system reform initiatives within the Program operate under separate approval periods.

The timing, determination and basis of funding is specific to the Program’s various components. For example, reimbursements associated with the Program’s uncompensated care component are determined based on a participating provider’s costs incurred with providing unreimbursed care to Medicaid and uninsured patients. The Company accrues for estimated payments associated with the Program’s uncompensated care component to be received in the period in which the associated unreimbursed care is provided constrained to an amount such that a significant reversal of cumulative revenue is not probable in the future. Payments associated with certain directed payment programs are contingent on a provider reporting and meeting certain pre-determined metrics and clinical outcomes and contributing to the non-federal share of the Program component via provider assessments. The Company accrues directed payment program funding in the period in which metrics are expected to be achieved and collection is reasonably assured. Management routinely monitors communications regarding the Program from the State of Texas and CMS to ensure there is no uncertainty about entitlement or collectability, such as disruption in state and federal funding.

Payments from the Program are received at different points of time during a funding year. Differences between original estimates and subsequent revisions to the payments, including final settlements, represent changes in the estimate and are recognized in the period in which the revisions are made. Subsequent adjustments to the payments received and the Company’s related estimates have historically been insignificant. During the years ended December 31, 2023, 2022, and 2021, the Company recognized funding of $208.0 million, $172.1 million, and $91.2 million, respectively, in total revenue and provider assessments of $78.7 million, $67.6 million, and $30.9 million, respectively, in other operating expenses on the consolidated income statements related to the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Program. Approximately $17.0 million of revenue and $9.9 million of provider assessments recorded during the year ended December 31, 2022 represented retroactive funding attributable to the period of September 2021 through December 2021 subsequent to approval of the Program’s extension on March 25, 2022.

Inventories

Inventories consist primarily of hospital supplies and pharmaceuticals and are stated at the lower of cost (first-in, first-out method) or market. These inventory items are primarily operating supplies used in the direct or indirect treatment of patients.

Property and equipment

Property and equipment additions are recorded at cost. Property and equipment acquired in connection with business combinations are recorded at estimated fair value in accordance with the acquisition method of accounting as prescribed in ASC 805-10, Business Combinations. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase values, change capacities or extend useful lives are capitalized. Depreciation is computed by applying the straight-line method over the lesser of the estimated useful lives of the assets or lease term, ranging generally from five to forty years for buildings and improvements, one to twenty years for equipment, four to seven years for software, and three to ten years for leasehold improvements.

When events, circumstances or operating results indicate the carrying values of certain long-lived assets expected to be held and used might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Assets classified as held for sale are reflected at the lower of carrying value or fair value less cost to sale. Fair value may be estimated based upon internal evaluations that include quantitative analyses of revenues and cash flows, reviews of recent sales of similar assets and independent appraisals. No impairment was recorded during the years ended December 31, 2023, 2022, and 2021.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets acquired in business combinations. In accordance with ASC 350, Intangibles — Goodwill and Other, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but are subject to annual impairment tests. The Company tests for goodwill impairment at the reporting unit level and has determined that it has one reporting unit for purposes of the assessment of goodwill impairment.

In addition to an annual impairment test, the Company evaluates goodwill and intangible assets for impairment whenever circumstances indicate a possible impairment may exist. In accordance with ASU 2017-04, Simplifying the Test for Goodwill Impairment, the Company first assesses qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, including goodwill. If, after assessing qualitative factors, the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized, if any.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The Company completed its most recent qualitative goodwill impairment assessment as of October 1, 2023. After evaluating the results, events and circumstances of the Company, the Company concluded that sufficient evidence existed to assert qualitatively that it was more likely than not that the estimated fair value of the reporting unit remained in excess of its carrying value. Therefore, a quantitative impairment assessment was not necessary. There were no goodwill or other intangible impairment charges in 2023, 2022, and 2021. The Company bases its estimates of fair value of a reporting unit on various assumptions on a qualitative and, when necessary, quantitative basis that are believed to be reasonable under the circumstances. Such assumptions include estimates using the income approach, which estimates fair value based on discounted cash flows, the market approach, which estimates fair value based on comparable market prices, as well as recent purchase activity of the Company’s membership units. Actual results may differ from the estimates used in the Company’s assumptions, which may require a future impairment charge that could have a material adverse impact on the Company’s financial position and results of operations. Refer to Note 4 for further information.

Intangible assets consist primarily of trade names, certificates of need, and Medicare and Medicaid licenses, all of which are indefinite-lived. Indefinite-lived identifiable intangible assets are not amortized but are subject to annual impairment tests, and impairment reviews are performed whenever circumstances indicate possible impairment may exist.

Acquisitions

Acquisitions are accounted for using the acquisition method of accounting prescribed by ASC 805, Business Combinations, and the results of operations are included in the consolidated income statement from the respective dates of acquisition. The purchase price of these transactions is allocated to the assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition and can be subject to change up to 12 months subsequent to the acquisition date due to settling amounts related to purchased working capital and final determination of fair value estimates.

Risk management and self-insured liabilities

The Company maintains claims-made commercial insurance related to professional liability risks and occurrence-based commercial insurance related to workers’ compensation and general liability risks. The Company provides an accrual representing the estimated ultimate costs of all reported and unreported claims incurred and unpaid through the respective balance sheet dates, which includes the costs of litigating or settling claims. The estimated ultimate costs include estimates of direct expenses and fees of outside counsel and experts, but do not include the general overhead costs of the Company’s in-house legal and risk management departments.

Unit-based compensation

The Company awards membership units to members of management as incentive compensation. The Company accounts for these awards under the measurement and recognition provisions of ASC 718, Compensation — Stock Compensation. The Company measures the awards based on their grant date fair value and recognizes the resulting expense in the income statements on a straight-line basis over the requisite service periods of the awards that vest over a five-year period. Certain awards are subject to performance-based measures and may vest upon certain events such as a qualifying liquidation event. The expense for these performance-based awards will be recognized upon a qualifying event. The Company accounts for forfeitures as they occur.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The Company employs a Black-Scholes option pricing model (“OPM”) to determine the grant date fair value of its equity-based awards. The OPM is used to allocate the estimated equity value of the Company to the various unit classes. The equity value of the Company is estimated using income and market valuation approaches, including recent sales of the Company’s common units. Such estimates require the input of highly subjective, complex assumptions. Refer to Note 10 for further discussion on Member Units and related unit-based compensation.

Income taxes

The Company accounts for income taxes associated with the activities of AHP Health Partners, Inc., which is majority owned and consolidated for accounting purposes. AHP Health Partners, Inc., is subject to federal and state income tax as a corporation. The Company calculates the provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences that arise from the recognition of items in different periods for tax and accounting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a difference in estimated and actual tax rates is recognized as income in the period that includes the enactment date. The Company identifies deferred tax assets that more likely than not, based on the available evidence, will be unrealizable in future periods and records a valuation allowance accordingly. Refer to Note 9 for further discussion on income taxes.

Federal and state tax laws are complex, and the Company’s tax positions may be subject to interpretation and adjustment by federal and state taxing authorities. The Company accounts for uncertain tax positions in accordance with ASC 740, Income Taxes (“ASC 740”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Only tax positions that meet the more-likely-than-not recognition threshold may be recognized. The final outcome of audits by federal and state taxing authorities may have a significant effect on the financial position and results of operations of the Company.

The provisions of ASC 740 allow for the classification of interest paid on an underpayment of income tax and related penalties, if applicable, as part of income tax expense, interest expense or another appropriate expense classification based on the accounting policy election of the entity. The Company has elected to classify interest and penalties as part of income tax expense.

Derivatives and hedging

The Company records all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The Company’s pay-fixed swap derivatives are designated as cash flow hedges of future interest payments on variable rate debt. The Company has elected hedge accounting for these instruments, thus changes in the fair value of the derivatives are recorded within accumulated other comprehensive income. As variable interest payments are made related to the debt and are recorded to interest expense, the Company releases the gain or loss in accumulated other comprehensive income and records it against interest expense to offset the earnings impact. See Note 8 for further discussion of the Company’s derivative financial instruments.

Fair value of financial instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures concerning fair value measurements. The Company applies these provisions to the valuation and disclosure of certain financial instruments. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: (i) Level 1, which is defined as quoted prices in active markets that can be accessed at the measurement date; (ii) Level 2, which is defined as inputs other than quoted prices in active markets that are observable, either directly or indirectly; and (iii) Level 3, which is defined as unobservable inputs resulting from the existence of little or no market data, therefore potentially requiring an entity to develop its own assumptions.

Cash and cash equivalents, accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, accrued salaries and benefits, accrued interest and other accrued expenses and current liabilities (other than those pertaining to lease liabilities) are reflected in the accompanying consolidated financial statements at amounts that approximate fair value because of the short-term nature of these instruments. The fair value of the Company’s revolving credit facility also approximates its carrying value as it bears interest at current market rates.

The Company has entered into interest rate swap agreements to manage its exposure to fluctuations in interest rates (see Note 8). The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The Company has determined the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy. The fair value of the Company’s interest rate swaps was an asset of $25.1 million and $35.6 million as of December 31, 2023 and 2022, respectively.

The carrying amounts and fair values of the Company’s senior secured term loan facility and the 5.75% Senior Notes due 2029 (the “5.75% Senior Notes”) were as follows (in thousands):

	Carrying Amount		Fair Value
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Senior Secured Term Loan Facility	$874,262	$882,065	$876,448	$866,629
5.75% Senior Notes	$299,506	$299,417	$259,822	$235,042

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The estimated fair values of the Company’s senior secured term loan facility and 5.75% Senior Notes were based upon quoted market prices at that date and are categorized as Level 2 within the fair value hierarchy.

Noncontrolling interests

The financial statements include the financial position and results of operations of hospital and healthcare operations in which the Company owned less than 100% of the equity interests but maintained a controlling interest during the presented periods.

A summary of entities with noncontrolling interests is as follows (in thousands):

	December 31,
	2023	2022
Total assets	$1,274,884	$1,195,150
Total liabilities	$203,248	$176,249

Income from operations before income taxes related to these entities was $257.1 million, $218.2 million, and $273.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. Earnings or losses attributable to the noncontrolling interests are presented separately in the consolidated income statements.

In accordance with ASC 810, Consolidation, holders of noncontrolling interests are considered to be equity holders in the consolidated company, pursuant to which noncontrolling interests are classified as part of equity, unless the noncontrolling interests are redeemable. Certain redemptive features associated with the noncontrolling interests for The University of Kansas Health System – St. Francis Campus (“St. Francis”) could require the Company to deliver cash if the redemptive features were exercised. These redemptive features could be exercised upon, among other things, the Company’s exclusion or suspension from participation in any federal or state government healthcare payer program. Therefore, the noncontrolling interests balance for St. Francis is classified outside the permanent equity section of the Company’s consolidated balance sheets.

The redeemable noncontrolling interests related to St. Francis at December 31, 2023, 2022, and 2021 have not been subsequently measured at fair value since the acquisition date. The noncontrolling interests are not currently redeemable and it is not probable that the noncontrolling interests will become redeemable as the possibility of the Company being excluded or suspended from participation in any federal or state government healthcare payer program is remote.

Segment Reporting

The Company has one reportable segment: healthcare services. The healthcare services segment provides healthcare services primarily through its ownership and operation of hospitals, certain of which provide related healthcare services through physician practices, outpatient centers, and post-acute facilities. The Company’s chief operating decision maker is the President and Chief Executive Officer, who regularly reviews financial operating results on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company’s chief operating decision maker manages the operations on a consolidated basis to make decisions about overall company resource allocation and to assess overall company performance. As of December 31, 2023, 2022, and 2021, all of the Company’s long-lived assets were located in, and all revenue was earned in, the United States.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

3. Property and equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2023	2022
Land and improvements	$68,163	$67,466
Buildings and improvements, including leasehold improvements	493,997	459,053
Equipment	1,142,472	1,097,676
Construction in progress	8,993	15,933

	1,713,625	1,640,128
Less accumulated depreciation and amortization	(902,536)	(851,497)

Property and equipment, net	$811,089	$788,631

Financing leases included in buildings and improvements were $39.9 million and $40.0 million at December 31, 2023 and 2022, respectively. Financing leases included in equipment were $35.2 million and $26.1 million at December 31, 2023 and 2022, respectively. Accumulated amortization related to building and equipment financing leases was $23.1 million and $18.1 million at December 31, 2023 and 2022, respectively. Amortization expense related to building and equipment financing leases was $6.2 million, $4.6 million and $2.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Depreciation and amortization of property and equipment (including financing leases) was $140.8 million, $138.2 million and $137.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

4. Goodwill and other intangible assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the following periods (in thousands):

	Gross	Accumulated Impairment	Net
Balance at December 31, 2021	$844,704	$—	$844,704
Goodwill acquired	—	—	—

Balance at December 31, 2022	$844,704	$—	$844,704
Goodwill acquired	—	—	—

Balance at December 31, 2023	$844,704	$—	$844,704

Other Intangible Assets

Other intangible assets consist of unamortized trade names, certificates of need, and Medicare and Medicaid licenses. Unamortized trade names comprise the majority of the carrying value of the Company’s other intangible assets and were $76.1 million at December 31, 2023 and 2022.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

5. Related party transactions

Effective August 4, 2015, Ventas acquired ownership of the Company’s real estate in exchange for a $1.4 billion payment from Ventas and the Company’s agreement to lease the acquired real estate back from Ventas (the “Ventas Master Lease”). The Ventas Master Lease is a 20-year master lease agreement (with a renewal option for an additional ten years) with subsidiaries of Ventas, pursuant to which the Company currently leases ten of the Company’s hospitals. The Ventas Master Lease includes an annual rent escalator equal to the lesser of four times the Consumer Price Index or 2.5%. In accordance with ASC 842, Leases (“ASC 842”), variable lease payments are excluded from the Company’s minimum rental payments used to determine the right-of-use assets and lease obligations and are recognized as expense when incurred.

The Ventas Master Lease includes a number of operating and financial restrictions on the Company, including requirements that the Company maintain a minimum portfolio coverage ratio of 2.2x and a guarantor fixed charge ratio of 1.2x and does not exceed a certain guarantor net leverage ratio of 6.75x. If the Company breaches its covenants under the terms of the Ventas Master Lease, and its related covenant agreements and amendments, the Company would be in default thereunder, and Ventas would have the right in certain circumstances to terminate the Ventas Master Lease and/or exercise a purchase option with respect to certain personal property located at the leased facilities. Management believes it was in compliance with all such covenants as of December 31, 2023 and 2022.

For the years ended December 31, 2023, 2022, and 2021, the Company recorded rent expense of $145.9 million, $130.7 million, and $127.4 million, respectively, related to rent payments to Ventas. Additionally, during the year ended December 31, 2022, the Company recorded interest expense of $9.5 million related to the interest portion of lease payments to Ventas for a portfolio of medical office buildings sold to Ventas during the year. Refer to Note 6 for additional information on the transaction. At December 31, 2020, the Company had $198.1 million of outstanding borrowings from Ventas as part of the 9.75% Senior Notes sold in June 2018 and fully redeemed by the Company on July 15, 2021. Refer to Note 7 for further information on this long-term debt. During the year ended December 31, 2021, the Company recorded interest expense of $10.6 million related to debt held by Ventas.

6. Leases

The Company leases real estate and equipment under operating and finance leases. At lease inception, if the lease meets any of the following five criteria, the Company will classify it as a finance lease: (i) the lease transfers ownership of the underlying asset to the Company by the end of the lease term, (ii) the lease grants the Company an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Otherwise, the lease will be treated as an operating lease.

If a contract modification modifies an embedded lease component and the modification is not accounted for as a separate contract, the classification of the lease is reassessed.

The Company’s operating leases are comprised primarily of real estate, including hospital buildings, medical office buildings and other administrative office buildings, and certain medical and office equipment, and finance leases are comprised primarily of medical equipment. The Company assesses the terms of each lease to

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

determine its classification as operating or financing. The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. Right-of-use assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in the Company’s leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. In calculating the incremental borrowing rate, consideration is given to the Company’s credit risk, the term of the lease, the total lease payments and adjustments for the impacts of collateral, as necessary. Many of the Company’s leases include rental escalation clauses and renewal options that are factored into the determination of lease payments, when appropriate.

Certain of the Company’s lease agreements contain options to extend or terminate the lease. The Company evaluates these options on a lease-by-lease basis, and if the Company determines it is reasonably certain to exercise an option to extend or reasonably certain not to exercise an option to terminate, the lease term includes the period covered by the option. Lease costs for the Company’s operating leases are recognized on a straight-line basis within operating expenses over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The interest component of finance leases is included in interest expense and recognized using the effective interest method over the lease term.

The Company has elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

During the years ended December 31, 2023 and 2022, the Company recognized new right-of-use assets associated with operating leases of $42.5 million and $131.7 million, respectively. During the year ended December 31, 2022, $77.4 million of the new right-of-use assets recognized were associated with related party operating leases.

The following table presents lease-related assets and liabilities (dollars in thousands):

		December 31,
	Balance Sheet Classification	2023	2022

Assets:
Operating leases	Operating lease right of use assets	$260,003	$248,823
Operating leases, related party	Operating lease right of use assets, related party	941,150	952,692
Finance leases	Property and equipment, net	51,982	47,970

Total lease assets		$1,253,135	$1,249,485

Liabilities:
Current:
Operating leases	Other accrued expenses and liabilities	$31,332	$32,726

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

		December 31,
	Balance Sheet Classification	2023	2022
Operating leases, related party	Other accrued expenses and liabilities	11,096	9,610
Finance leases	Current installments of long-term debt	6,236	4,176
Noncurrent:
Operating leases	Long-term operating lease liability	235,241	224,843
Operating leases, related party	Long-term operating lease liability, related party	932,090	943,186
Finance leases	Long-term debt, less current installments	15,470	11,633

Total lease liabilities		$1,231,465	$1,226,174

Operating leases:
Weighted-average remaining term		17.8 years	18.7 years
Weighted-average discount rate(a)		12.5%	12.7%

(a)	As most of the Company’s leases do not provide a readily determinable implicit interest rate, the Company uses an incremental borrowing rate commensurate with the respective terms of the leases to discount the lease payments. The Company evaluates the discount rate throughout the year to determine whether changes in facts and circumstances should result in a change to the discount rate used for leases.

The following table provides information related to operating lease expense (in thousands):

	Years Ended December 31,
	2023	2022	2021
Operating leases (b)	$197,881	$185,156	$185,231
Short-term lease expense (b)	21,447	20,840	22,592
Variable lease expense (b)	23,996	17,708	12,390

Total lease expense	$243,324	$223,704	$220,213

(b)	Amounts are included in “Rents and leases” and “Rents and leases, related party” on the Company’s consolidated income statements.

The following table presents supplemental cash flow information (in thousands):

	Years Ended December 31,
	2023	2022	2021

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$66,459	$53,946	$54,905
Operating cash flows for operating leases, related party	130,986	130,657	127,437

Total operating cash flows for operating leases	$197,445	$184,603	$182,342

Maturities of Lease Liabilities

Undiscounted cash flows for operating leases recorded on the consolidated balance sheet were as follows at December 31, 2023 (in thousands):

2024	$194,402
2025	188,682
2026	183,152
2027	176,911
2028	173,771
Thereafter	2,207,747

Total rental payments	3,124,665

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Less: Amount of lease payments representing interest	1,914,906

Present value of future minimum lease payments	1,209,759
Less: Current portion of lease liabilities	42,428

Noncurrent lease liabilities	$1,167,331

Sale of medical office buildings

On February 9, 2022, the Company completed the sale of 18 medical office buildings to Ventas, a related party, in exchange for $204.0 million. Concurrent with the sale, the Company entered into agreements to lease the real estate back from Ventas over a 12-year initial term with eight options to renew with additional five-year terms.

The initial terms of the agreements did not qualify for accounting treatment as sale-leaseback arrangements. Thus, upon completion of the transaction, the assets continued to depreciate over their respective useful lives. Additionally, the net proceeds received from the transaction of $202.1 million were accounted for as a related party deferred financing obligation. The Company used an imputed interest rate to determine the portion of lease payments to allocate between interest expense and principal repayment of the deferred financing obligation. For the year ended December 31, 2022, lease payments totaled $9.5 million, all of which was included in interest expense, related party on the Company’s consolidated income statement.

On December 28, 2022, the Company amended the terms of the original lease agreements with Ventas. The amended terms qualified for accounting treatment as sale-leaseback arrangements; therefore, the Company removed the associated buildings, land and related improvements from fixed assets, removed the deferred financing obligation, recognized the right-of-use lease assets and associated lease liabilities, and recognized a gain of $157.8 million in other non-operating gains, related party on the Company’s consolidated income statement for the year ended December 31, 2022. Refer to Note 5 for additional information on the transaction.

7. Long-term debt and financing matters

Long-term debt consists of the following (in thousands):

	December 31,
	2023	2022
Senior secured term loan facility	$874,262	$882,065
5.75% Senior Notes	299,506	299,417
Finance leases	21,706	15,809
Other debt	12,322	6,028
Deferred financing costs	(20,938)	(25,332)

Total debt	1,186,858	1,177,987
Less current maturities	(18,605)	(16,086)

Long-term debt, less current maturities	$1,168,253	$1,161,901

As of December 31, 2023 and 2022, the senior secured term loan facility reflected an original issue discount (“OID”) of $5.5 million and $6.7 million, respectively. At December 31, 2023 and 2022, the 5.75% Senior Notes balance reflected an OID of $0.5 million and $0.6 million, respectively. During the year ended December 31, 2021, the Company incurred a loss on the extinguishment of debt totaling $52.9 million, which is included in the

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

accompanying consolidated income statement, related to refinancing activities. The loss on extinguishment of debt included the write-off of $14.9 million in existing deferred financing costs and OIDs, $28.6 million in redemption premiums and $9.4 million in creditor and other costs.

Senior secured credit facilities

In June 2018, the Company entered into senior credit agreements (the “Senior Credit Agreements”) that provided for senior secured financing of up to $1.050 billion, consisting of (1) an $825.0 million senior secured term loan facility (“2018 Term Loan B Facility”) with a seven year maturity and (2) a $225.0 million senior secured asset based revolving credit facility with a five year maturity. Principal under the 2018 Term Loan B Facility was due in consecutive equal quarterly installments of 0.25% of the $825.0 million principal amount outstanding as of the execution of the Senior Credit Agreements, with the remaining balance due upon maturity of the 2018 Term Loan B Facility. The senior secured revolving credit facility did not require installment payments.

Effective July 8, 2021, the Company entered into an amended and restated senior credit agreement for its $225.0 million senior secured asset based revolving credit facility (the “2021 ABL Credit Agreement”). The 2021 ABL Credit Agreement consists of a $225.0 million senior secured asset based revolving credit facility with a five year maturity. The covenants, tranches and applicable margins of the 2021 ABL Credit Agreement are consistent with those of the revolving credit facility provided by the Senior Credit Agreements. On April 21, 2023, the Company further amended and restated the 2021 ABL Credit Agreement to replace LIBOR with Term SOFR and Daily Simple Secured Overnight Financing Rate (“SOFR”) (each as defined in the amended 2021 ABL Credit Agreement) as the reference interest rate.

On August 24, 2021, the Company entered into an amended and restated senior credit agreement for its senior secured term loan facility (“2021 Term Loan B Facility”). The 2021 Term Loan B Facility provides funding up to a principal amount of $900.0 million. The 2021 Term Loan B Facility has a seven year maturity with principal due in consecutive equal quarterly installments of 0.25% of the $900.0 million principal amount outstanding, with the remaining balance due upon maturity of the 2021 Term Loan B Facility. The proceeds from the 2021 Term Loan B Facility were used to prepay in full the 2018 Term Loan B Facility, including any accrued and unpaid interest, fees and other expenses related to the transaction. Except as described herein, the terms of the 2021 Term Loan B Facility are substantially consistent with those of the 2018 Term Loan B Facility. On June 8, 2023, the Company amended and restated the 2021 Term Loan B Facility to replace LIBOR with Term SOFR and Daily Simple SOFR (each as defined in the amended 2021 Term Loan B Facility) as the reference interest rate.

The 2021 ABL Credit Agreement contains a number of customary affirmative and negative covenants that limit or restrict the ability of the Company and its subsidiaries to (subject, in each case, to a number of important exceptions, thresholds and qualifications as set forth in the credit agreements):

•	incur additional indebtedness (including guarantee obligations);
•	incur liens;
•	make certain investments;
•	make certain dispositions and engage in certain sale / leaseback transactions;
•	make certain payments or other distributions; and
•	engage in certain transactions with affiliates.

In addition, the 2021 ABL Credit Agreement contains a springing financial covenant that requires the maintenance, after failure to maintain a specified minimum amount of availability to borrow under the senior

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

secured asset based revolving credit facility, of a minimum fixed charge coverage ratio of 1.00 to 1.00, as determined at the end of each fiscal quarter. Management believes that, as of December 31, 2023 and 2022, the Company maintained the minimum amount of availability under the $225.0 million senior secured asset based revolving credit facility and, therefore, the minimum fixed charge ratio described herein was not applicable.

Borrowings under the 2018 Term Loan B Facility bore, and borrowings under the 2021 Term Loan B Facility bore, interest at a rate per annum equal to, at the Company’s option, either (i) a base rate (the “base rate”) determined by reference to the highest of (a) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States for U.S. dollar loans from time to time, (b) the federal funds effective rate plus 0.50%, and (c) LIBOR applicable for an interest period of one month (not to be less than 1.00% per annum for the 2018 Term Loan B Facility or less than 0.50% per annum for the 2021 Term Loan B Facility), plus 1.00% per annum, in each case, plus an applicable margin, or (ii) LIBOR (not to be less than 1.00% or 0.50% per annum for the 2018 Term Loan B Facility and the 2021 Term Loan B Facility, respectively) for the interest period selected, in each case, plus an applicable margin. The applicable margins are as follows:

•	under the original 2018 Term Loan B Facility agreement, the applicable margin was equal to 3.50% for base rate borrowings and 4.50% for LIBOR borrowings;

•

effective February 23, 2021, the Company completed a repricing of its 2018 Term Loan B Facility, under which the applicable margin was reduced to 2.75% for base rate borrowings and 3.75% for LIBOR borrowings; and

•	under the 2021 Term Loan B Facility, the applicable margin was further reduced to 2.50% for base rate borrowings and 3.50% for LIBOR borrowings.

The $225.0 million senior secured asset based revolving credit facility is comprised of two tranches: (1) a $175.0 million non-UT Health East Texas borrowers’ tranche and (2) a $50.0 million UT Health East Texas borrowers’ tranche available to the Company’s East Texas Health System, LLC subsidiary (collectively referred to as the “ABL Facilities”). At the election of the borrowers under the applicable ABL Facility loan, the interest rate per annum applicable to loans under the ABL Facilities was based on a fluctuating rate of interest determined by reference to either (i) the base rate determined by reference to the highest of (A) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States for U.S. dollar loans from time to time, (B) the federal funds effective rate plus 0.50% and (C) LIBOR (as adjusted for any applicable statutory reserve rate) applicable for an interest period of one month, plus 1.00% per annum, in each case, plus an applicable margin, or (ii) the higher of LIBOR or 0.00% per annum for the interest period selected, in each case, plus an applicable margin. The applicable margin is determined based on the percentage of the average daily availability of the applicable ABL Facility. For the non-UT Health East Texas ABL Facility loan, the applicable margin ranges from 0.5% to 1.0% for base rate borrowings and 1.5% to 2.0% for LIBOR borrowings. The applicable margin for the UT Health East Texas ABL Facility loan ranges from 1.5% to 2.0% for base rate borrowings and 2.5% to 3.0% for LIBOR borrowings.

The 2021 Term Loan B Facility and ABL Facilities are guaranteed by, and the 2018 Term Loan B Facility was guaranteed by, the Company and certain of the Company’s subsidiaries. Guarantees of the Company’s subsidiaries that are tenants under the Ventas Master Lease (“Tenants”) are limited to (i) the 2021 Term Loan B Facility and (ii) the obligations of the loan parties under the ABL Facilities (excluding any obligations of the entities that constitute the UT Health East Texas system). In addition, the guarantees of the Tenants with respect to the indebtedness incurred under both the 2021 Term Loan B Facility and ABL Facilities are subject to an aggregate dollar cap amount.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The non-UT Health East Texas ABL Facility is secured by first priority liens over substantially all of the Company’s and each guarantor’s accounts and other receivables, chattel paper, deposit accounts and securities accounts, general intangibles, instruments, investment property, commercial tort claims and letters of credit relating to the foregoing, along with books, records and documents, and proceeds thereof, subject to certain exceptions (the “ABL Priority Collateral”), and a second priority lien over substantially all of the Company’s and each guarantor’s other assets (including all of the capital stock of the domestic guarantors), subject to certain exceptions (the “Term Priority Collateral”). The obligations of the UT Health East Texas ABL Facility and obligations in excess of the maximum aggregate dollar cap amount permitted to be guaranteed by the Tenants under the 2021 Term Loan B Facility and ABL Facilities, in each case, are not secured by the assets of the subsidiaries that are also Tenants.

The 2021 Term Loan B Facility is secured by a first priority lien on the Term Priority Collateral and a second priority lien on the ABL Priority Collateral. Certain excluded assets are not included in the Term Priority Collateral or the ABL Priority Collateral. The obligations in excess of the maximum aggregate dollar cap amount permitted to be guaranteed by the Tenants under the 2021 Term Loan B Facility and ABL Facilities, in each case, are not secured by the assets of the subsidiaries that are also Tenants.

Subject to certain exceptions (including with regard to the ABL Priority Collateral), thresholds and reinvestment rights, the 2021 Term Loan B Facility is subject to mandatory prepayments with respect to:

•	net cash proceeds of issuances of debt by AHP Health Partners, Inc. or any of its restricted subsidiaries that are not permitted by the 2021 Term Loan B Facility;

•

subject to certain thresholds, reinvestment permissions and carve-outs, 100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain asset sales;

•

subject to certain thresholds, reinvestment permissions and carve-outs, 100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain insurance and condemnation events;

•

50% (with step-downs to 25% and 0%, based upon achievement of specified senior secured net leverage ratio levels of annual excess cash flow), net of certain voluntary prepayments and secured indebtedness, of AHP Health Partners, Inc. and its subsidiaries commencing with the fiscal year ending December 31, 2022; and

•	net cash proceeds received in connection with any exercise of the purchase option of the loans.

5.75% Senior Notes due 2029

On July 8, 2021, AHP Health Partners, Inc., a direct majority-owned subsidiary of the Company (the “Issuer”), issued the 5.75% Senior Notes, which mature on July 15, 2029, pursuant to an indenture (the “2029 Notes Indenture”). The 2029 Notes Indenture provides that the 5.75% Senior Notes are general unsecured, senior obligations of the Company and are unconditionally guaranteed on a senior unsecured basis. In addition, the guarantees of the Tenants are subject to an aggregated dollar cap amount. The 5.75% Senior Notes are subordinate to the Senior Secured Credit Facilities.

The 5.75% Senior Notes bear interest at a rate of 5.75% per annum and accrue from July 8, 2021. Interest is payable semi-annually, in cash in arrears on January 15 and July 15 of each year, commencing on January 15, 2022. The Issuer may redeem the 5.75% Senior Notes, in whole or in part, at any time and from time to time,

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

(1) prior to July 15, 2024, at a redemption price equal to 100% of the principal amount of the 5.75% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium as set forth in the 2029 Notes Indenture and the 5.75% Senior Notes; and (2) on and after July 15, 2024, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date, subject to compliance with certain conditions:

Date (if redeemed during the 12 month period beginning on July 15 of the years indicated below)	Percentage
2024	102.875%
2025	101.438%
2026 and thereafter	100.000%

At any time prior to July 15, 2024, the Issuer may redeem on one or more occasions up to 40% of the original aggregate principal amount of the 5.75% Senior Notes with the net proceeds of one or more equity offerings, as described in the 2029 Notes Indenture, at a redemption price equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the aggregate original principal amount of the 5.75% Senior Notes issued under the 2029 Notes Indenture remained outstanding after each such redemption and the redemption occurred within 180 days after the closing of such equity offering. If the Issuer experiences certain change of control events, the Issuer must offer to repurchase all of the 5.75% Senior Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. If the Issuer sells certain assets and does not reinvest the net proceeds or repay senior debt in compliance with the 2029 Notes Indenture, it must offer to repurchase the 5.75% Senior Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

9.75% Senior Notes due 2026

On June 28, 2018, the Issuer issued the 9.75% Senior Notes, which would have matured on July 15, 2026, pursuant to an indenture (the “2026 Notes Indenture”). The 2026 Notes Indenture provided that the 9.75% Senior Notes were general unsecured, senior obligations of the Company and were unconditionally guaranteed on a senior unsecured basis. In addition, the guarantees of the Tenants were subject to an aggregated dollar cap amount.

The 9.75% Senior Notes bore interest at a rate of 9.75% per annum and accrued from June 28, 2018. Interest was payable semi-annually, in cash in arrears on January 15 and July 15 of each year, commencing on January 15, 2019. The Issuer had the right to redeem the 9.75% Senior Notes, in whole or in part, at any time and from time to time, (1) prior to July 15, 2021, at a redemption price equal to 100% of the principal amount of the 9.75% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium as set forth in the 2026 Notes Indenture and the 9.75% Senior Notes; and (2) on and after July 15, 2021, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date, subject to compliance with certain conditions:

Date (if redeemed during the 12 month period beginning on July 15 of the years indicated below)	Percentage
2021	107.313%
2022	104.875%
2023	102.438%
2024 and thereafter	100.000%

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

In addition, prior to July 15, 2021, the Issuer had the right to redeem on one or more occasions up to 40% of the original aggregate principal amount of the 9.75% Senior Notes with the net proceeds of one or more equity offerings, as described in the 2026 Notes Indenture, at a redemption price equal to 109.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the aggregate original principal amount of the 9.75% Senior Notes issued under the 2026 Notes Indenture remains outstanding after each such redemption and the redemption occurs within 180 days after the closing of such equity offering. If the Issuer experienced certain change of control events, the Issuer had to offer to repurchase all of the 9.75% Senior Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. If the Issuer sold certain assets and did not reinvest the net proceeds or repay senior debt in compliance with the 2026 Notes Indenture, it had to offer to repurchase the 9.75% Senior Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

On July 15, 2021, the Company used proceeds from the issuance of its 5.75% Senior Notes, along with cash on hand, to redeem all of the outstanding 9.75% Senior Notes at a redemption price of 107.313% of the principal amount plus accrued and unpaid interest to, but excluding, the scheduled redemption date of July 15, 2021.

Future installments

Future installments of long-term debt at December 31, 2023, excluding unamortized discounts and unamortized deferred financing costs, are as follows (in thousands):

Long-Term Debt
2024	$18,605
2025	14,657
2026	14,141
2027	14,215
2028	845,882
Thereafter	306,280

Total	$1,213,780

8. Interest rate swap agreements

Market risks relating to the Company’s operations result primarily from changes in interest rates. The Company’s exposure to interest rate risk results from the financial debt instruments that arise from transactions entered into during the normal course of business. As part of an overall risk management program, the Company evaluates and manages exposure to changes in interest rates on an ongoing basis. The Company has no intention of entering into financial derivative contracts, other than to hedge a specific financial risk. To mitigate the Company’s exposure to fluctuations in interest rates, the Company uses pay-fixed interest rate swaps, generally designated as cash flow hedges of interest payments on floating rate borrowings. Pay-fixed swaps effectively convert floating-rate borrowings to fixed-rate borrowings. Unrealized gains or losses from the designated cash flow hedges are deferred in accumulated other comprehensive income (“AOCI”) and recognized as interest expense as the interest payments occur. Hedges and derivative financial instruments may continue to be used in the future in order to manage interest rate exposure. See Note 2 for the Company’s derivatives and hedging accounting policy.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

In August 2018, the Company executed interest rate swap agreements with Barclays Bank PLC and Bank of America, N.A., as counterparties, with notional amounts totaling $558.0 million, expiring August 31, 2023. Under the original agreements, the Company was required to make monthly fixed rate payments at annual rates ranging from 2.87% to 2.89% and the counterparties were obligated to make monthly floating rate payments to the Company based on one-month LIBOR, each subject to a floor of 1.00%.

On August 26, 2021, the Company amended its existing interest rate swap agreements. Under the amended agreements, the Company was required to make monthly fixed rate payments at annual rates ranging from 2.50% to 2.51% and the counterparties were obligated to make monthly floating rate payments to the Company based on one-month LIBOR, each subject to a floor of 0.50%. The notional amount and maturity date of the interest rate swaps remained unchanged under the amended agreements. Excluding certain customary transaction costs and fees, the fair value of the Company’s amended interest rate swap agreements was substantially equal to the fair value of the original interest rate swap agreements on the date of the modification.

On October 8, 2021, the Company executed new interest rate swap agreements (the “October 2021 Agreements”) with Barclays Bank PLC and Bank of America, N.A. as counterparties. The October 2021 Agreements have notional amounts of $529.0 million with an effective date of August 31, 2023, expiring June 30, 2026. The Company was required to make monthly fixed rate payments at annual rates ranging from 1.53% to 1.55% and the counterparties were obligated to make monthly floating rate payments to the Company based on one-month LIBOR, each subject to a floor of 0.50%. On June 16, 2023, the Company amended the October 2021 Agreements to adjust the fixed rates and replace the LIBOR floating interest rate options with Term SOFR floating rate options. Effective August 31, 2023, the Company is required to make monthly fixed rate payments at annual rates ranging from 1.47% to 1.48% and the counterparties are obligated to make monthly floating rate payments to the Company based on one-month Term SOFR, each subject to a floor of 0.39%.

The Company accounts for its interest rate swap agreements in accordance with ASC 815, Derivatives and Hedging. Because the interest rate swap agreements amended on August 26, 2021 did not meet the definition of derivatives in their entirety due to the financing element of the agreements, the Company accounted for these as hybrid instruments that consisted of a debt instrument (debt host) and an embedded at-market derivative. At August 26, 2021, the debt portion of the hybrid instruments was equal to the fair value of the existing interest rate swap agreements, and the balance within AOCI associated with the debt portion was amortized on a straight-line basis to interest expense over the remaining effective period of the amended agreements which expired August 31, 2023. The at-market derivative portion of each hybrid instrument was designated as a cash flow hedge with changes in fair value included in AOCI as a component of equity. Amounts were subsequently reclassified from AOCI into interest expense in the same periods during which the hedged transactions affected earnings. Cash interest payments associated with the at-market derivate portion of the hybrid instruments were classified as operating activities in the Company’s consolidated statements of cash flows; whereas, cash interest payments for the debt portion of the hybrid instruments were classified as financing activities. The October 2021 Agreements are designated as cash flow hedges and recorded at fair value on the Company’s consolidated balance sheet with changes in fair value included in AOCI as a component of equity and reclassified into interest expense in the same periods during which the hedge transactions affect earnings.

The Company performs assessments of effectiveness for its cash flow hedges on a quarterly basis to confirm that the hedges continue to meet the highly effective criteria required to continue applying cash flow hedge accounting. During the years ended December 31, 2023, 2022, and 2021, these hedges were highly effective. Accordingly, no unrealized gain or loss related to these hedges was reflected in the accompanying consolidated

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

income statements, and the change in fair value was included in AOCI as a component of equity. Realized gains and losses during the period have been reclassified from AOCI to interest expense.

The following table presents the effects of derivatives in cash flow hedging relationships on the Company’s AOCI and earnings (in thousands):

		Years Ended December 31,
	Classification	2023	2022	2021
Unrealized income recognized	AOCI	$5,416	$45,799	$3,443
(Loss) income reclassified from AOCI into earnings	Interest expense, net	(16,203)	3,593	10,722

Net change in AOCI		$(10,787)	$49,392	$14,165

In the 12 months following December 31, 2023, the Company estimates that an additional $16.0 million will be reclassified as a reduction to interest expense.

At December 31, 2023, the fair value of the Company’s interest rate swap agreements reflected an asset balance of $25.1 million, of which $16.0 million was recorded within other current assets and $9.1 million was recorded within other assets on the accompanying consolidated balance sheet. At December 31, 2022, the fair value of the Company’s interest rate swap agreements reflected an asset balance of $35.6 million, of which $21.4 million was recorded within other current assets, $21.4 million was recorded within other assets, and $7.2 million was recorded within other accrued expenses and liabilities on the accompanying consolidated balance sheet.

9. Income taxes

Significant components of the Company’s net deferred tax assets (liabilities) are as follows (in thousands):

	Years Ended December 31,
	2023	2022

Deferred tax assets:
Patient accounts receivable, net	$20,404	$19,724
Accrued liabilities	5,880	2,443
Deferred compensation	17,976	17,253
Self-insurance reserves	32,791	35,200
Partnership basis differences	—	2,952
Financing costs	19,345	13,507
Lease liability	284,826	294,330
Other	6,177	7,775
Federal tax credits	113	709
Federal net operating loss carryforward	7,500	14,459
State net operating loss carryforward	8,688	7,109

Total deferred tax assets	403,700	415,461

Deferred tax liabilities:
Prepaid expenses	(5,300)	(3,655)
Right of use assets	(284,826)	(294,330)
Partnership basis differences	(3,461)	—

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

	Years Ended December 31,
	2023	2022
Depreciation and amortization	(64,696)	(67,692)
Change in value of derivatives	(6,558)	(9,371)

Total deferred tax liabilities	(364,841)	(375,048)
Valuation allowance for deferred tax assets	(6,368)	(5,983)

Net deferred tax assets	$32,491	$34,430

At December 31, 2023 and 2022, the Company had federal net operating loss carryforwards for income tax purposes totaling $14.8 million and $47.9 million, respectively. Federal net operating losses totaling $7.4 million expire between 2034 and 2037. Federal net operating losses totaling $7.4 million generated in years beginning after December 31, 2017 may be carried forward indefinitely. Certain amounts of the federal net operating losses are subject to limitations on use. The Company expects $5.0 million of the carryforwards to expire unused and has recorded a valuation allowance for those amounts. At December 31, 2021, the Company had a federal capital loss carryforward of $60.0 million that it utilized in 2022 to offset a capital gain generated by a sale-leaseback of a portfolio of medical office buildings. Following the utilization of the capital loss carryforward, the Company released the valuation allowance previously recorded against the capital loss carryforward. At December 31, 2023 and 2022, the Company had no capital loss carryforwards. At December 31, 2023 and 2022, the Company had state net operating loss carryforwards of $212.7 million and $164.6 million, respectively. State net operating losses of $107.5 million expire between 2033 and 2043, and state net operating losses of $105.2 million may be carried forward indefinitely.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the positive and negative evidence from all sources including net operating loss carryback opportunities, historical operating results, prudent and feasible tax planning strategies and projections of future taxable income. Based on the analysis of positive and negative evidence, the Company recorded a valuation allowance of $6.4 million and $6.0 million at December 31, 2023 and 2022, respectively, for the uncertainty regarding the ability to utilize certain deferred tax assets.

The Company recognized federal tax benefits of $12.6 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively, associated with the change in valuation allowances. State tax expense of $0.4 million and state tax benefits of $0.6 million and $0.2 million were recognized for the years ended December 31, 2023, 2022, and 2021, respectively, associated with the change in valuation allowances.

Significant components of the provision (benefit) for income taxes are as follows (in thousands):

	Years Ended December 31,
	2023	2022	2021

Current:
Federal	$11,190	$(3,209)	$68,402
State	6,693	3,201	13,555
Total current	17,883	(8)	81,957

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

	Years Ended December 31,
	2023	2022	2021
Deferred:
Federal	5,814	43,394	(26,412)
State	(1,060)	2,721	(4,234)

Total deferred	4,754	46,115	(30,646)

Total provision	$22,637	$46,107	$51,311

The Company’s consolidated effective tax rate from continuing operations differed from the amounts computed using the federal statutory rate as set forth below (amounts in thousands):

	Years Ended December 31,
	2023		2022		2021
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at federal statutory rate	$31,839	21.0%	$65,410	21.0%	$62,136	21.0%
State taxes, net of federal benefits	3,832	2.5	5,806	1.9	7,219	2.4
Permanent differences	2,116	1.4	2,127	0.7	2,602	0.9
Noncontrolling interests	(15,253)	(10.1)	(13,913)	(4.5)	(17,236)	(5.8)
Change in valuation allowance	386	0.3	(13,197)	(4.2)	(517)	(0.2)
Other, net	(283)	(0.2)	(126)	(0.1)	(2,893)	(1.0)

	$22,637	14.9%	$46,107	14.8%	$51,311	17.3%

The Company follows the provisions of ASC 740, Income Taxes, regarding uncertain tax positions. At December 31, 2023 and 2022, the Company had a liability for uncertain tax positions of $12.1 million. The Company believes that it is reasonably possible that the reserve for uncertain tax positions will change in the coming 12 months as a result of being within the applicable statute of limitation with respect to the uncertain tax positions.

At December 31, 2023, $12.1 million of uncertain tax positions would affect the Company’s effective income tax rate if the Company were to recognize the tax benefit for these positions. During the years ended December 31, 2023, 2022, and 2021, the Company recognized interest of $0.7 million, $0.5 million and $0.3 million, respectively, related to the unrecognized tax benefits due to the full utilization of offsetting net operating losses during the year ended December 31, 2020. At December 31, 2023 and 2022, the Company had accrued interest expense of $1.5 million and $0.8 million, respectively, related to unrecognized tax benefits. There were no changes to the Company’s unrecognized tax benefits during the periods presented.

As of December 31, 2023, the Company has no ongoing or pending federal examinations for prior years. The Company has outstanding federal income tax refund claims for the 2016 and 2018 tax years. Due to the total amount of the refund of $10.0 million, which was classified within other current assets on the Company’s balance sheet at December 31, 2023, the refund is subject to ongoing Joint Committee Reviews. The Company’s tax years from 2016 through 2023 remain open to examination by federal and state taxing authorities.

10. Member units

The Company’s original operating agreement dated July 3, 2015, (the “Original Operating Agreement”) and the Company’s amended operating agreement dated June 21, 2017, (the “Amended Operating Agreement”) provide for various levels of membership. Pursuant to both the Original Operating Agreement and Amended Operating

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Agreement, the capital interests are transferable; however, transfers are subject to obtaining the prior written consent of the Company, with certain exceptions for transfers to affiliated parties. An investor’s capital interest is comprised of Class A and B units. The Class A units entitle the holder to receive an amount up to their investment amount in the event of a distribution, and the Class B units entitle the holder to the amount of appreciation in Ardent Health Partners, LLC. Members’ liability is limited to the capital account balance. The members’ units do not entitle their holders to any conversion rights or redemption rights. Distributions are reflected in the consolidated statements of changes in equity when declared by the board of managers.

From time to time, the Company issues units of membership interest in the Company to members of management as incentive compensation. These units, once vested, represent the right to receive a fractional part of the profits, losses and distributions of the Company. These membership units are issued in the form of Class C units. Class C units are issued in the form of Class C-1 units and Class C-2 units. As of December 31, 2023, there were 46,849,254 Class C units authorized for issuance, of which 4,932,632 units were available for grant. Class C-1 units are subject to quarterly vesting over a five year time horizon (“Time Vesting Incentive Units”). The unvested Time Vesting Incentive Units are subject to forfeiture under certain limited circumstances and unvested units can also receive accelerated vesting under certain circumstances. Class C-2 units are subject to performance-based measures and may vest upon certain events such as a qualifying liquidation event (“qualifying event”). The expense for these Class C-2 units will be recognized upon a qualifying event. Once both the Class C-1 units and Class C-2 units vest, they are considered equity interests in the Company.

The Company employs a Black-Scholes option pricing model (“OPM”) that includes highly subjective, complex assumptions to determine the grant date fair value of its Class C units. The OPM is used to allocate the estimated equity value of the Company to the various unit classes. The equity value of the Company is estimated using income and market valuation approaches, including recent sales of the Company’s common units. The fair value of Class C units granted in 2023 did not materially change from the fair value of Class C units granted in 2022, and the impact of a change on the Company’s financial statements was not material given the number of Class C units granted during 2023. The assumptions used by the Company within the OPM to estimate the grant date fair value of Class C units were as follows:

	Years Ended December 31,
	2023 and 2022	2021
Expected volatility	60.0%	40.0%
Risk-free interest rate	2.3%	2.4%
Dividend yield	—%	—%
Average expected term (years)	2.5	2.5

The Company recorded unit-based compensation of $0.9 million, $0.6 million, and $0.5 million for the years ended December 31, 2023, 2022, and 2021, respectively, related to these units, which is recognized in salaries and benefits within the income statements. The compensation recorded represents the estimated grant date fair value of the portion of Time Vesting Incentive Units that vested during the respective period. Unrecognized unit-based compensation expense associated with unvested Time Vesting Incentive Units as of December 31, 2023 was $3.5 million, which is expected to be recognized over the remaining vesting period or upon an acceleration of vesting. Unrecognized unit-based compensation expense associated with unvested Class C-2 units as of December 31, 2023 was $4.1 million, which will be recognized upon a qualifying liquidation event. The weighted-average remaining recognition period for unvested Time Vesting Incentive Units was approximately 3.39 years as of December 31, 2023.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

A summary of all Class C unit activity for the years ended December 31, 2023, 2022, and 2021 is as follows:

	C Units Outstanding Time Based Unvested	C Units Outstanding Performance Based Unvested	Total C Units Outstanding	Weighted Average Grant Date Fair Value

December 31, 2020	4,192,003	24,107,191	28,299,194	$0.34
Granted	1,869,333	734,667	2,604,000	$0.57
Vested	(1,574,163)	—	(1,574,163)	$0.35
Forfeited	(585,304)	(4,171,330)	(4,756,634)	$0.17

December 31, 2021	3,901,869	20,670,528	24,572,397	$0.34
Granted	1,543,093	178,907	1,722,000	$0.72
Vested	(1,394,682)	—	(1,394,682)	$0.44
Forfeited	(183,198)	(5,421,212)	(5,604,410)	$0.19

December 31, 2022	3,867,082	15,428,223	19,295,305	$0.33
Granted	4,069,646	—	4,069,646	$0.82
Vested	(2,196,284)	—	(2,196,284)	$0.41
Forfeited	(624,266)	(2,292,063)	(2,916,329)	$0.38

December 31, 2023	5,116,178	13,136,160	18,252,338	$0.41

Also, from time to time, the Company may offer member units for purchase by certain individuals. The purchase price for each unit issued shall equal the per-unit fair market value of the existing units as of the date of issuance.

11. Other accrued expenses and liabilities

A summary of other accrued expenses and liabilities is as follows (in thousands):

	December 31,
	2023	2022
Self-insured liabilities—Current portion	$66,370	$62,223
Third-party settlements payable	44,662	45,779
Current operating lease liabilities	42,428	42,336
Accrued interest	9,300	8,384
Interest rate swap liability—Current portion	—	7,206
Accrued property taxes	18,018	17,346
Other	52,493	44,249

	$233,271	$227,523

12. Self-insured liabilities

The liabilities for professional, general, workers’ compensation and occupational injury liability risks are based on actuarially determined estimates. Liabilities for professional, general, workers’ compensation and occupational injury liability risks represent the estimated ultimate cost of all reported and unreported losses incurred through the respective balance sheet dates. The Company provides an accrual for actuarially determined claims reported but not paid and estimates of claims incurred but not reported.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Professional and general liability

The Company maintains claims-made professional liability insurance coverage and occurrence-based general liability insurance coverage with independent third-party carriers. These third party policies cover claims totaling up to $100.0 million, per occurrence and in the aggregate, subject, in most cases, to a $7.5 million self-insured retention per occurrence during the years ended December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, the Company’s professional and general liability accrual for asserted and unasserted claims was $275.0 million and $247.0 million, respectively, of which $219.9 million and $196.6 million, respectively, were included in self-insured liabilities and $55.1 million and $50.4 million, respectively, were included in other accrued expenses and liabilities on the consolidated balance sheets. The Company estimates receivables for the portion of professional and general liability accrual that is recoverable under the Company’s insurance policies. Such receivables were $99.8 million and $68.6 million at December 31, 2023 and 2022, respectively, of which $79.7 million and $54.6 million, respectively, was included in other assets and $20.1 million and $14.0 million, respectively, was included in other current assets. The total costs for professional and general liability losses are based on the Company’s premiums and retention costs and were $55.5 million, $100.6 million, and $75.7 million during the years ended December 31, 2023, 2022, and 2021, respectively. The costs for professional and general liability losses for the years ended December 31, 2022 and 2021 included unfavorable adjustments to the estimated losses associated with prior years’ claims of $40.1 million and $37.4 million, respectively.

The Company’s estimated liability for asserted and unasserted claims is based on a number of factors including, but not limited to, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlements and industry trends, estimates of amounts recoverable under the Company’s insurance policies, and other actuarial assumptions. The Company’s ultimate liability for professional and general liability claims could materially differ from current estimates due to inherent uncertainties surrounding the determination of the estimated liability. Given the Company’s significant self-insured exposure for professional and general liability claims, there can be no assurance that a significant increase in the number or severity of asserted claims would not have a material adverse effect on future results of operations.

Workers compensation and occupational injury liability

The Company maintains workers’ compensation liability insurance with statutory limits and employer liability policy limits of $1.0 million for each occurrence from an unrelated commercial insurance carrier subject, in most cases, to a $500,000 deductible per occurrence.

The Company is a “non-subscriber” to workers’ compensation insurance in the State of Texas, which offers an occupational injury benefit program for work-related illnesses and injuries. The Company purchases excess coverage for the occupational injury benefit program from an independent third-party carrier for claims up to $25.0 million per occurrence or $5.0 million per person, subject to a $250,000 deductible per occurrence.

At December 31, 2023 and 2022, the Company’s workers’ compensation liability accrual for asserted and unasserted claims was $32.6 million and $33.0 million, respectively, of which $21.3 million and $21.2 million, respectively, was included in self-insured liabilities and $11.3 million and $11.8 million, respectively, was included in other accrued expenses and liabilities on the consolidated balance sheets. The Company estimates receivables for the portion of workers’ compensation liability accrual that is recoverable under the Company’s insurance policies. Such receivables were $13.3 million and $12.5 million at December 31, 2023 and 2022,

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

respectively, of which $8.7 million and $8.0 million, respectively, was included in other assets and $4.6 million and $4.5 million, respectively, was included in other current assets. The total costs for workers’ compensation liability insurance are based on the Company’s premiums and retention costs and were $6.6 million, $7.5 million and $12.1 million during the years ended December 31, 2023, 2022, and 2021, respectively.

13. Employee benefit plans

Defined contribution plan

The Company maintains defined contribution retirement plans that cover its eligible employees. The Company incurred total costs related to the retirement plans of $43.8 million, $43.7 million, and $39.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Employee health plan

The Company maintains a self-insured medical and dental plan for substantially all of its employees. Amounts are accrued under the Company’s medical and dental plans as the claims that give rise to them occur, and the Company includes a provision for incurred but not reported claims. Incurred but not reported claims are estimated based on an average lag time and experience. Accruals are based on the estimated ultimate cost of settlement, including claim settlement expenses. The total costs of employee health coverage were $162.9 million, $174.8 million and $175.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. At December 31, 2023 and 2022, the Company had a liability of $27.0 million and $26.0 million, respectively, for its medical and dental plans included in accrued salaries and benefits on the accompanying consolidated balance sheets.

14. Commitments and contingencies

Litigation and Regulatory Matters

From time to time, claims and suits arise in the ordinary course of the Company’s business. The Company has been, is currently, and may in the future be subject to claims, lawsuits, qui tam actions, civil investigative demands, subpoenas, investigations, audits and other inquiries related to its operations. In certain of these actions, plaintiffs request punitive or other damages against the Company that may not be covered by insurance. These claims, lawsuits, and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material, adverse effect on the Company’s results of operations, financial position or liquidity.

The Company records accruals for such contingencies to the extent that the Company concludes it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Apart from the Cybersecurity Incident, the Company does not believe that it is party to any proceeding that, either individually or in the aggregate, in the opinion of management, could have a material adverse effect on the business, financial condition, results of operations, or liquidity. However, in light of the inherent uncertainties involved in this matter, it is possible that the outcome of this matter could have a material adverse impact on the Company’s future results of operations, financial position, or liquidity.

As a result of the Cybersecurity Incident, the Company is subject to lawsuits purporting to represent various classes of persons whose personal information was affected by the Cybersecurity Incident. The Company believes it is reasonably possible that losses may be incurred in connection with this lawsuit, but it is not

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

possible to estimate the amount of loss or range of loss, if any, that might result from an adverse judgment, settlement, or other resolution given the stage of the proceedings, the absence of specific allegations regarding the alleged damages, the uncertainty as to the certification of a class or classes and the size of any certified class, if applicable, and/or the lack of resolution of significant factual and legal issues. Additional lawsuits and claims related to the Cybersecurity Incident may be asserted by or on behalf of persons seeking damages or other related relief, and governmental agencies may open inquiries or investigations into the Cybersecurity Incident. The Company is pursuing insurance coverage in relation to costs and liabilities incurred due to the Cybersecurity Incident.

Acquisitions

The Company has acquired and plans to continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and anti-kickback laws. The Company has from time to time identified certain past practices of acquired companies that do not conform to its standards. Although the Company institutes policies designed to conform such practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for the past activities of these acquired facilities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification or, if covered, that such indemnification will be adequate to cover potential losses and fines.

Employment agreements

Certain members of the Company’s management have entered into employment agreements with the Company. The agreements provide for minimum salary levels, participation in bonus plans and amounts payable in connection with severance of employment from the Company.

Letters of credit

Outstanding letters of credit are required principally by certain insurers and states to collateralize the Company’s workers’ compensation programs and self-insured retentions associated with its professional and general liability insurance programs. As of December 31, 2023 and 2022, the Company maintained outstanding letters of credit in the approximate amount of $30.3 million and $26.7 million, respectively.

15. Subsequent events

The Company has evaluated its financial statements and disclosures for the impact of subsequent events through March 8, 2024, the date the consolidated financial statements were originally issued, and through June 3, 2024, the date these revised consolidated financial statements were issued, for events requiring disclosure or recognition in the consolidated financial statements.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Condensed Consolidated Income Statements

(Unaudited; in thousands)

	Three Months Ended March 31,
	2024	2023
Total revenue	$1,439,046	$1,316,988

Expenses:
Salaries and benefits	621,509	592,068
Professional fees	264,694	233,851
Supplies	257,781	241,378
Rents and leases	24,855	23,317
Rents and leases, related party	37,199	36,137
Other operating expenses	121,832	108,554
Government stimulus income	—	(139)
Interest expense	19,261	18,121
Depreciation and amortization	35,351	34,702
Other non-operating gains	—	(2)

Total operating expenses	1,382,482	1,287,987

Income before income taxes	56,564	29,001
Income tax expense	10,713	5,219

Net income	45,851	23,782
Net income attributable to noncontrolling interests	18,804	19,639

Net income attributable to Ardent Health Partners, LLC	$27,047	$4,143

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Condensed Consolidated Comprehensive Income (Loss) Statements

(Unaudited; in thousands)

	Three Months Ended March 31,
	2024	2023
Net income	$45,851	$23,782

Other comprehensive income (loss)
Change in fair value of interest rate swap	951	(6,176)

Other comprehensive income (loss) before income taxes	951	(6,176)
Income tax expense (benefit) related to other comprehensive (loss) income items	248	(1,612)

Other comprehensive income (loss), net of income taxes	703	(4,564)

Comprehensive income	46,554	19,218
Net income attributable to noncontrolling interests	18,804	19,639

Comprehensive income (loss) attributable to Ardent Health Partners, LLC	$27,750	$ (421)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Condensed Consolidated Balance Sheets

(Unaudited; in thousands)

	March 31, 2024(1)	December 31, 2023(1)

Assets

Current assets:
Cash and cash equivalents	$372,766	$437,577
Accounts receivable	722,677	775,452
Inventories	106,003	105,485
Prepaid expenses	97,819	77,281
Other current assets	191,375	222,290

Total current assets	1,490,640	1,618,085
Property and equipment, net	800,936	811,089
Operating lease right of use assets	257,135	260,003
Operating lease right of use assets, related party	938,265	941,150
Goodwill	852,119	844,704
Other intangible assets, net	76,930	76,930
Deferred income taxes	32,273	32,491
Other assets	144,611	147,106

Total assets	$4,592,909	$4,731,558

Liabilities and Equity

Current liabilities:
Current installments of long-term debt	$16,645	$18,605
Accounts payable	383,092	474,543
Accrued salaries and benefits	218,608	267,685
Other accrued expenses and liabilities	216,430	233,271

Total current liabilities	834,775	994,104
Long-term debt, less current installments	1,167,038	1,168,253
Long-term operating lease liability	231,457	235,241
Long-term operating lease liability, related party	929,069	932,090
Self-insured liabilities	248,378	243,552
Other long-term liabilities	67,066	76,002

Total liabilities	3,477,783	3,649,242

Commitments and contingencies (see Note 10)
Redeemable noncontrolling interests	5,017	7,302

Equity:
Common units (Unlimited units authorized; 485,387,681 and 484,922,828 units issued and outstanding as of March 31, 2024 and December 31, 2023, respectively)	497,394	496,882
Accumulated other comprehensive income	19,264	18,561
Retained earnings	182,500	155,453

Equity attributable to Ardent Health Partners, LLC	699,158	670,896
Noncontrolling interests	410,951	404,118

Total equity	1,110,109	1,075,014

Total liabilities and equity	$4,592,909	$4,731,558

(1)	As of March 31, 2024 and December 31, 2023, the unaudited condensed consolidated balance sheet includes total liabilities of consolidated variable interest entities of $300.3 million and $337.8 million, respectively. Refer to Note 2 for further discussion.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Condensed Consolidated Cash Flow Statements

(Unaudited; in thousands)

	Three Months Ended March 31,
	2024	2023

Cash flows from operating activities:
Net income	$45,851	$23,782

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	35,351	34,702
Other non-operating gains	—	(2)
Amortization of deferred financing costs and debt discounts	1,428	1,421
Deferred income taxes	319	896
Unit-based compensation	512	360
Loss from non-consolidated affiliates	1,317	3,794
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:
Accounts receivable	60,333	(13,896)
Inventories	(453)	(867)
Prepaid expenses and other current assets	5,577	23,321
Accounts payable and other accrued expenses and liabilities	(115,779)	14,773
Accrued salaries and benefits	(49,145)	(65,960)

Net cash (used in) provided by operating activities	(14,689)	22,324

Cash flows from investing activities:
Investment in acquisitions, net of cash acquired	(7,800)	—
Purchases of property and equipment	(23,838)	(21,307)
Other	—	(140)

Net cash used in investing activities	(31,638)	(21,447)

Cash flows from financing activities:
Proceeds from insurance financing arrangements	—	19,368
Proceeds from long-term debt	951	1,225
Payments of principal on insurance financing arrangements	(1,630)	(5,023)
Payments of principal on long-term debt	(3,549)	(4,730)
Distributions to noncontrolling interests	(14,256)	(12,555)
Other	—	(2,710)

Net cash used in financing activities	(18,484)	(4,425)

Net decrease in cash and cash equivalents	(64,811)	(3,548)
Cash and cash equivalents at beginning of year	437,577	456,124

Cash and cash equivalents at end of year	$372,766	$452,576

Supplemental Cash Flow Information:
Non-cash purchase of property and equipment	$1,194	$3,451

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Ardent Health Partners, LLC

Condensed Consolidated Statements of Changes in Equity

(Unaudited; in thousands, except for unit amounts)

		Equity Attributable to Ardent Health Partners, LLC
		Common Units
	Redeemable Noncontrolling Interests	Units	Amount	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Noncontrolling Interests	Total Equity
Balance at December 31, 2022	$10,796	482,726,544	$510,968	$26,533	$101,549	$400,460	$1,039,510
Net income attributable to Ardent Health Partners, LLC	—	—	—	—	4,143	—	4,143
Net income attributable to noncontrolling interests	—	—	—	—	—	20,427	20,427
Net loss attributable to redeemable noncontrolling interests	(788)	—	—	—	—	—	—
Other comprehensive loss	—	—	—	(4,564)	—	—	(4,564)
Distributions to noncontrolling interests	—	—	—	—	—	(12,555)	(12,555)
Vesting of Class C units	—	587,053	360	—	—	—	360

Balance at March 31, 2023	$10,008	483,313,597	$511,328	$21,969	$105,692	$408,332	$1,047,321

		Equity Attributable to Ardent Health Partners, LLC
		Common Units
	Redeemable Noncontrolling Interests	Units	Amount	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Noncontrolling Interests	Total Equity
Balance at December 31, 2023	—	484,922,828	$496,882	$18,561	$155,453	$404,118	$1,075,014
Net income attributable to Ardent Health Partners, LLC	—	—	—	—	27,047	—	27,047
Net income attributable to noncontrolling interests	—	—	—	—	—	21,089	21,089
Net loss attributable to redeemable noncontrolling interests	(2,285)	—	—	—	—	—	—
Other comprehensive income	—	—	—	703	—	—	703
Distributions to noncontrolling interests	—	—	—	—	—	(14,256)	(14,256)
Vesting of Class C units	—	464,853	512	—	—	—	512
Balance at March 31, 2024	$5,017	485,387,681	$497,394	$19,264	$182,500	$410,951	$1,110,109

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Ardent Health Partners, LLC

Notes to Condensed Consolidated Financial Statements

March 31, 2024

(Unaudited)

1. Organization and basis of presentation

Ardent Health Partners, LLC is a holding company that has affiliates that operate acute care hospitals and other healthcare facilities and employ physicians. The terms “Ardent” and the “Company,” as used in these notes to the unaudited condensed consolidated financial statements, refer to Ardent Health Partners, LLC and its affiliates unless stated otherwise or indicated by context. The term “affiliates” includes direct and indirect subsidiaries of Ardent and partnerships and joint ventures in which such subsidiaries are equity owners.

At March 31, 2024, the Company operated 31 acute care hospitals in six states, including two rehabilitation hospitals and two surgical hospitals.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments, which consist of normal recurring adjustments, and disclosures considered necessary for a fair presentation have been included. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements. Actual results could differ from these estimates under different assumptions or conditions.

The financial statements include the unaudited condensed consolidated balance sheets, income statements, comprehensive income (loss) statements, statements of cash flows and statements of changes in equity of the Company and its affiliates, which are controlled by the Company through the Company’s direct or indirect ownership of a majority equity interest and rights granted to the Company through certain variable interests. All intercompany balances and transactions have been eliminated in consolidation.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2023.

General and administrative costs

The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative by the Company would include its corporate office costs, which were $32.9 million and $26.5 million for the three months ended March 31, 2024 and 2023, respectively.

2. Summary of significant accounting policies

Pure Health Equity Investment

On May 1, 2023, an affiliate of Pure Health Medical Supplies, LLC (“Pure Health”) purchased a minority interest in the Company from the current unit holders. In connection with Pure Health’s investment, unit holders were

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

eligible to exercise tag-along rights to sell a proportionate share of their individual equity ownership interest in Ardent Health Partners, LLC and AHP Health Partners, Inc., the Company’s direct majority-owned subsidiary. Ventas, Inc. (“Ventas”) a common unit holder that beneficially owns a percentage of the Company’s outstanding membership interests and maintains a seat on the Company’s board of managers, making Ventas a related party, exercised its tag-along right to sell its proportionate share of interest in both Ardent Health Partners, LLC and AHP Health Partners, Inc. To fulfill Ventas’ right to sell its proportionate share of noncontrolling ownership interest in AHP Health Partners, Inc., the Company exercised the Company’s right to repurchase those shares from Ventas for $26.0 million concurrent with Pure Health’s purchase of a minority interest in the Company. The carrying value of the noncontrolling interest was adjusted proportionate to the share repurchased to reflect the change in ownership of AHP Health Partners, Inc., with the difference between the fair value of the consideration paid and the amount by which the noncontrolling interest was adjusted recognized in equity attributable to Ardent Health Partners, LLC.

Cybersecurity Incident

In November 2023, the Company determined that a ransomware cyber-incident had impacted and disrupted a number of the Company’s operational and information technology systems (the “Cybersecurity Incident”). During this time, the Company’s hospitals remained operational and continued to deliver patient care utilizing established downtime procedures. The Company immediately suspended user access to impacted information technology applications, executed cybersecurity protection protocols, and took steps to restrict further unauthorized activity. Additionally, because of the time taken to contain and remediate the Cybersecurity Incident, online electronic billing systems were not functioning at their full capacities and certain billing, reimbursement and payment functions were delayed, which had an adverse impact on the Company’s results of operations and cash flows for 2023.

While the Company’s hospitals continued to deliver patient care at varying levels during the disruption and remediation periods and the Company’s business is no longer materially disrupted, the Company has incurred, and will continue to incur, certain expenses related to the Cybersecurity Incident, including expenses to respond to, remediate and investigate the Cybersecurity Incident. The full scope of the costs and related impacts of the Cybersecurity Incident, including any future impact on our financial condition and results of operations, as well as the extent to which these costs will be offset by our cybersecurity insurance, has not been determined.

Coronavirus Disease 2019 pandemic

In March 2020, the World Health Organization declared the outbreak of Coronavirus Disease 2019 (“COVID-19”), a disease caused by a novel strain of coronavirus, a global pandemic. As a provider of healthcare services, the Company has been and may continue to be affected by the public health and economic effects of the COVID-19 pandemic.

The extent of the COVID-19 pandemic’s impact on the Company’s operations, cash flows and financial position was driven by many factors, most of which were beyond the Company’s control or ability to forecast. Such factors included, but were not limited to, the duration and severity of the pandemic and negative economic conditions arising from the pandemic, the volume of canceled or rescheduled procedures at the Company’s facilities, the volume of COVID-19 patients cared for across the Company’s hospitals and facilities, the demand for clinical personnel and its corresponding impact on labor costs and hospital availability, the timing, availability, pace of administration,

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

efficacy and adoption of medical treatments and vaccines, including the ongoing rollout of currently available vaccines, the spread of potentially more contagious and/or virulent forms of the virus, supply chain disruptions, including shortages, delays, and significant price increases for medical supplies, and the effect of government actions and administrative regulation on the healthcare industry and broader economy, including through existing and any future stimulus efforts. Any future impact of the pandemic on the Company’s cash flows and operations could affect assumptions used in significant accounting estimates, including estimates of implicit price concessions related to uninsured or underinsured patients, reserves for professional and general liabilities, and impairment of goodwill and long-lived assets.

Federal and state governments enacted legislation and administrative actions to assist healthcare facilities in providing care to patients during the pandemic. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was enacted. Among other provisions, the CARES Act authorized relief funding to healthcare providers through the Public Health and Social Services Emergency Fund (“Provider Relief Fund”) and expanded the Medicare Accelerated and Advance Payment Program through which eligible providers could request accelerated Medicare payments of up to 100% of historical Medicare payments for a six-month period to be repaid through withholdings against future Medicare fee-for-services payments. The CARES Act also permitted the deferred payment of the employer portion of Social Security payroll taxes incurred between March 27, 2020 and December 31, 2020.

CARES Act provider relief funding

Distributions from the Provider Relief Fund were intended to reimburse healthcare providers for lost revenue and increased expenses related to the pandemic and were not subject to repayment, provided recipients attested to and complied with applicable terms and conditions set forth by legislation. Such terms and conditions included, among other things, that distributions received were used for expenses and to replace lost revenue resulting from COVID-19. Distributions provided by the Provider Relief Fund are accounted for as government grants and are recognized in the unaudited condensed consolidated income statements once the grant was received and there was reasonable assurance that the applicable terms and conditions required to retain the distributions were met.

During the three months ended March 31, 2024 and 2023, the Company received $0.0 million and $0.1 million, respectively, in cash distributions from the Provider Relief Fund and other state and local programs and recognized the distributions as government stimulus income during the respective periods. The Company recognizes government stimulus income related to distributions from the Provider Relief Fund and state and local programs as government stimulus income, a reduction of operating expenses, on its unaudited condensed consolidated income statements. Issuance of new guidance, as well as government compliance audits, may result in changes to management’s estimate of government stimulus income and, in certain cases, may result in derecognition of amounts previously recognized and repayment of such amounts. Since 2020, the Company has received and recognized $366.4 million of government stimulus income. Pursuant to Accounting Standards Update (“ASU”) 2021-10, Disclosures by Business Entities about Government Assistance, as an accounting policy election, the Company has utilized International Accounting Standards (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance by analogy to recognize funds received under the CARES Act from the Provider Relief Fund as revenue, given no direct authoritative guidance is available to for-profit organizations to recognize revenue for government contributions and grants. CARES Act revenues may be subject to future adjustments based on future changes to statutes.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Adoption of recently issued accounting standards

In March 2020, the Financial Accounting Standards Board (the “FASB”) issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for or recognizing the effects of reference rate reform on financial reporting and applies only to contracts, hedging relationships, and other transactions that reference the London interbank offered rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective as of March 12, 2020 through December 31, 2024. Entities may adopt ASU 2020-04 as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. The Company adopted the standard as of January 1, 2023. The adoption of this standard had no material impact on the Company’s unaudited condensed consolidated financial statements and notes.

Recent accounting pronouncements not yet adopted

In March 2024, the Securities and Exchange Commission (the “SEC”) adopted the final rule under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule will require registrants to disclose certain climate-related information in registration statements and annual reports. The disclosure requirements will apply to the Company’s fiscal year beginning January 1, 2026. The Company is evaluating the impact the adoption of this standard will have on the Company’s unaudited condensed consolidated financial statements and notes.

In March 2024, the FASB issued ASU No. 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The amendments in this update clarify how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718, Compensation – Stock Compensation, or (2) not a share-based payment arrangement and should be accounted for in a manner similar to a cash bonus or profit-sharing arrangement under ASC 710, Compensation – General, or other FASB guidance. The amendments in this update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The Company is still evaluating whether this update will impact the way the Company accounts for its’ stock-based compensation awards.

Variable interest entities

GAAP requires variable interest entities (“VIEs”) to be consolidated if an entity’s interest in the VIE is a controlling financial interest in accordance with ASC 810, Consolidation. Under the variable interest model, a controlling financial interest is determined based on which entity, if any, has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb the losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE.

The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE could cause the Company’s consolidation conclusion to change. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Changes in consolidation status are applied prospectively.

The Company, through its wholly-owned subsidiaries, owns majority interests in certain limited liability companies (“LLCs”), with each LLC owning and operating one or more hospitals. The noncontrolling interest is typically

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

owned by a not-for-profit medical system, university, academic medical center or foundation or combination thereof (individually or collectively referred to as “minority member”). The employees that work for the LLC and the related hospital(s) are employees of the Company, and the Company manages the day-to-day operations of the LLC and the hospital(s) pursuant to a management services agreement (“MSA”).

The LLCs are VIEs due to their structure as LLCs and the control that resides with the Company through the MSA. The Company consolidates each of these LLCs as it is considered the primary beneficiary due to the MSA providing the Company the right to direct the day-to-day operating and capital activities of the LLC and the respective hospital(s) that most significantly impact the LLC’s economic performance. Additionally, the Company would absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, as a result of its majority ownership, contractual or other financial interests in the entity. The MSAs are subject to termination only by mutual agreement of the Company and minority member, except in the case of gross negligence, fraud or bankruptcy of the Company, in which case the minority member can force termination of the MSA.

The governance rights of the minority members are restricted to those that protect their financial interests and do not preclude consolidation of the LLCs. The rights of minority members generally are limited to the right to approve the issuance of new ownership interests, calls for additional cash contributions, the acquisition or divestiture of significant assets and the incurrence of debt in excess of levels not expected to be incurred in the normal course of business.

All of the Company’s VIEs meet the definition of a business, and the Company holds a majority of their issued voting equity interest. Their assets are not required to be used only for the settlement of VIE obligations as the Company has the ability to direct the use of VIE assets through its joint venture and cash management agreements.

As of March 31, 2024 and December 31, 2023, nine of the Company’s hospitals were owned and operated through LLCs that have been determined to be VIEs and were consolidated by the Company. Consolidated assets at March 31, 2024 include total assets of VIEs equal to $1.2 billion. The Company’s VIEs do not have creditors that have recourse to the Company. As the structure and nature of business are very similar for each of the LLCs, they are discussed and presented herein on a combined basis.

The total liabilities of consolidated variable interest entities included in the Company’s unaudited condensed consolidated balance sheets are shown below (in thousands):

	March 31, 2024	December 31, 2023
	(unaudited)
Current liabilities
Current installments of long-term debt	$2,358	$2,386
Accounts payable	76,739	103,274
Accrued salaries and benefits	30,854	34,730
Other accrued expenses and liabilities	51,097	53,684

Total current liabilities	161,048	194,074
Long-term debt, less current installments	7,447	8,044
Long-term operating lease liability	116,716	120,056
Long-term operating lease liability, related party	9,497	9,520
Self-insured liabilities	619	651
Other long-term liabilities	4,926	5,437

Total liabilities	$300,253	$337,782

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Revenue recognition

The Company’s revenues generally relate to contracts with patients in which its performance obligations are to provide healthcare services to the patients. Revenues are recorded during the period the Company’s obligations to provide healthcare services are satisfied. Revenue for performance obligations satisfied over time is recognized based on charges incurred in relation to total expected charges. The Company’s performance obligations for inpatient services are generally satisfied over periods that average approximately five days. The Company’s performance obligations for outpatient services are generally satisfied over a period of less than one day. As the Company’s performance obligations relate to contracts with a duration of one year or less, the Company elected the optional exemption under ASC Topic 606, Revenue from Contracts with Customers, and, therefore, is not required to disclose the transaction price for the remaining performance obligations at the end of the reporting period or when the Company expects to recognize revenue. Additionally, the Company is not required to adjust the consideration for the existence of a significant financing component when the period between the transfer of the services and the payment for such services is one year or less.

Contractual relationships with patients, in most cases, involve a third-party payer (Medicare, Medicaid and managed care health plans) and the transaction prices for services provided are dependent upon the terms provided by (Medicare and Medicaid) or negotiated with (managed care health plans) the third-party payers. The payment arrangements with third-party payers for the services provided to the related patients typically specify payments at amounts less than the Company’s standard charges.

The Company’s revenues are based upon the estimated amounts the Company expects to be entitled to receive from patients and third-party payers. Estimates of contractual adjustments under managed care insurance plans are based upon the payment terms specified in the related contractual agreements. Revenues related to uninsured patients and copayment and deductible amounts for patients who have healthcare coverage may have discounts applied (uninsured discounts and other discounts). The Company also records estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amounts expected to be collected.

Medicare and Medicaid regulations and various managed care contracts, under which the discounts from the Company’s standard charges must be calculated, are complex and are subject to interpretation and adjustment. The Company estimates contractual adjustments on a payer-specific basis based on its interpretation of the applicable regulations or contract terms. However, the necessity of the services authorized and provided, and resulting reimbursements, are often subject to interpretation. These interpretations may result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating continual review and assessment of the estimates by management.

Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. Estimated reimbursement amounts are adjusted in subsequent periods as cost reports are prepared and filed

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

and as final settlements are determined (in relation to certain government programs, primarily Medicare, this is generally referred to as the “cost report” filing and settlement process). Settlements under reimbursement agreements with third-party payers are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare, Medicaid and other third-party payer programs often occurs in subsequent years because of audits by the programs, rights of appeal, and the application of technical provisions. Settlements are considered in the recognition of net patient service revenue on an estimated basis in the period the related services are rendered, and such amounts are subsequently adjusted in future periods as adjustments become known or as years are no longer subject to such audits and reviews. Differences between original estimates and subsequent revisions, including final settlements, are included in the results of operations of the period in which the revisions are made. These adjustments resulted in an increase to net patient service revenue of $0.5 million and $2.9 million for the three months ended March 31, 2024 and 2023, respectively.

At March 31, 2024 and December 31, 2023, the Company’s settlements under reimbursement agreements with third-party payers were a net receivable of $5.4 million and a net payable of $10.3 million, respectively, of which a receivable of $41.5 million and $34.4 million, respectively, was included in other current assets and a payable of $36.1 million and $44.7 million, respectively, was included in other accrued expenses and liabilities in the unaudited condensed consolidated balance sheets.

Final determination of amounts earned under prospective payment and other reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of the Company’s management, adequate provision has been made for any adjustments that may result from such reviews.

Subsequent adjustments that are determined to be the result of an adverse change in the patient’s or the payer’s ability to pay are recognized as bad debt expense. Bad debt expense for the three months ended March 31, 2024 and 2023 was not material to the Company.

Currently, several states utilize supplemental reimbursement programs for the purpose of providing reimbursement to providers to offset a portion of the cost of providing care to Medicaid and indigent patients. These programs are designed with input from the Center for Medicare & Medicaid Services (“CMS”) and are funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the providers. Under these supplemental programs, the Company recognizes revenue and related expenses in the period in which amounts are estimable and collection is reasonably assured. Reimbursement under these programs is reflected in total revenue. Taxes or other program-related costs are reflected in other operating expenses.

The Company’s total revenue is presented in the following table (dollars in thousands):

	Three Months Ended March 31,
	2024		2023
	Amount	% of Revenue	Amount	% of Revenue
Medicare	$569,483	39.6%	$536,352	40.7%
Medicaid	156,278	10.9%	154,152	11.7%
Other managed care	613,117	42.6%	543,993	41.3%
Self-pay and other	77,218	5.3%	60,560	4.6%

Net patient service revenue	$1,416,096	98.4%	$1,295,057	98.3%
Other revenue	22,950	1.6%	21,931	1.7%

Total revenue	$1,439,046	100.0%	$1,316,988	100.0%

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The Company provides care without charge to certain patients who qualify under the local charity care policy of the hospital where the patient receives services. The Company estimates that its costs of care provided under its charity care programs approximated $19.7 million and $12.6 million for the three months ended March 31, 2024 and 2023, respectively. The Company does not report a charity care patient’s charges in revenue as it is the Company’s policy not to pursue collection of amounts related to these patients, and therefore contracts with these patients do not exist.

The Company’s management estimates its costs of care provided under its charity care programs utilizing a calculated ratio of costs to gross charges multiplied by the Company’s gross charity care charges provided. The Company’s gross charity care charges include only services provided to patients who are unable to pay and qualify under the Company’s local charity care policies. To the extent the Company receives reimbursement through the various governmental assistance programs in which it participates to subsidize its care of indigent patients, the Company does not include these patients’ charges in its cost of care provided under its charity care program.

Market risks

The Company’s revenues are subject to potential regulatory and economic changes in certain states where the Company generates significant revenues. The following is an analysis by state of revenues as a percentage of the Company’s total revenue for those states in which the Company generates significant revenues:

	Three Months Ended March 31,
	2024	2023
Oklahoma	24.2%	24.0%
New Mexico	15.5%	15.6%
Texas	36.4%	35.2%
New Jersey	10.3%	10.7%
Other	13.6%	14.5%

Total	100.0%	100.0%

Texas Waiver Program

Certain of the Company’s facilities receive supplemental Medicaid reimbursement, including reimbursement from programs supported by broad-based provider taxes to fund the non-federal share of Medicaid programs or fund indigent care within a state. The State of Texas operates the Texas Health Care Transformation and Quality Improvement Program pursuant to a Medicaid waiver, the Texas Waiver Program (the “Program”), granted by Section 1115 of the Social Security Act. The Program expands managed care programs in the state, provides funding for uncompensated care and supports various delivery system reform initiatives. On March 25, 2022, the Program was extended through September 2030; however, certain delivery system reform initiatives within the Program operate under separate approval periods.

The timing, determination and basis of funding is specific to the Program’s various components. For example, reimbursements associated with the Program’s uncompensated care component are determined based on a participating provider’s costs incurred with providing unreimbursed care to Medicaid and uninsured patients. The Company accrues for estimated payments associated with the Program’s uncompensated care component

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

to be received in the period in which the associated unreimbursed care is provided constrained to an amount such that a significant reversal of cumulative revenue is not probable in the future. Payments associated with certain directed payment programs are contingent on a provider reporting and meeting certain pre-determined metrics and clinical outcomes and contributing to the non-federal share of the Program component via provider assessments. The Company accrues directed payment program funding in the period in which metrics are expected to be achieved and collection is reasonably assured. Management routinely monitors communications regarding the Program from the State of Texas and CMS to ensure there is no uncertainty about entitlement or collectability, such as disruption in state and federal funding.

Payments from the Program are received at different points of time during a funding year. Differences between original estimates and subsequent revisions to the payments, including final settlements, represent changes in the estimate and are recognized in the period in which the revisions are made. Subsequent adjustments to the payments received and the Company’s related estimates have historically been insignificant. The Company recognized revenue of $53.7 million and $41.5 million for the three months ended March 31, 2024 and 2023, respectively. Additionally, the Company incurred costs related to provider assessments in the amounts of $20.9 million and $15.4 million for the three months ended March 31, 2024 and 2023, respectively, which were included in other operating expenses on the unaudited condensed consolidated income statements related to the Program.

Fair value of financial instruments

Cash and cash equivalents, accounts receivable, inventories, prepaid expenses, other current assets, accounts payable, accrued salaries and benefits, accrued interest and other accrued expenses and current liabilities (other than those pertaining to lease liabilities) are reflected in the accompanying unaudited condensed consolidated financial statements at amounts that approximate fair value because of the short-term nature of these instruments. The fair value of the Company’s revolving credit facility also approximates its carrying value as it bears interest at current market rates. Refer to Note 6 for discussion of the fair value measurement of the Company’s derivative instruments.

The carrying amounts and fair values of the Company’s senior secured term loan facility and its 5.75% Senior Notes due 2029 (the “5.75% Senior Notes”) were as follows (in thousands):

	Carrying Amount		Fair Value
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Senior Secured Term Loan Facility	$872,312	$874,262	$873,402	$876,448
5.75% Senior Notes	$299,529	$299,506	$271,074	$259,822

The estimated fair values of the Company’s senior secured term loan facility and the 5.75% Senior Notes were based upon quoted market prices at that date and are categorized as Level 2 within the fair value hierarchy.

Noncontrolling interests

The financial statements include the financial position and results of operations of hospital and healthcare operations in which the Company owned less than 100% of the equity interests, but maintained a controlling interest during the presented periods.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

A summary of entities with noncontrolling interests is as follows (in thousands):

	March 31, 2024	December 31, 2023
Total assets	$1,254,586	$1,274,884
Total liabilities	$161,826	$203,248

Income from operations before income taxes related to these entities was $61.7 million and $65.9 million for the three months ended March 31, 2024 and 2023, respectively. Earnings or losses attributable to the noncontrolling interests are presented separately in the unaudited condensed consolidated income statements.

In accordance with ASC 810, Consolidation, holders of noncontrolling interests are considered to be equity holders in the consolidated company, pursuant to which noncontrolling interests are classified as part of equity, unless the noncontrolling interests are redeemable. Certain redemptive features associated with the noncontrolling interests for The University of Kansas Health System – St. Francis Campus (“St. Francis”) could require the Company to deliver cash if the redemptive features are exercised. These redemptive features could be exercised upon, among other things, the Company’s exclusion or suspension from participation in any federal or state government healthcare payer program. Therefore, the noncontrolling interests balance for St. Francis is classified outside the permanent equity section of the Company’s unaudited condensed consolidated balance sheets.

The redeemable noncontrolling interests related to St. Francis at March 31, 2024 and December 31, 2023 have not been subsequently measured at fair value since the acquisition date. The noncontrolling interests are not currently redeemable and it is not probable that the noncontrolling interests will become redeemable as the possibility of the Company being excluded or suspended from participation in any federal or state government healthcare payer program is remote.

Segment reporting

The Company has one reportable segment: healthcare services. The healthcare services segment provides healthcare services primarily through its ownership and operation of hospitals, certain of which provide related healthcare services through physician practices, outpatient centers, and post-acute facilities. The Company’s chief operating decision maker (“CODM”) is its President and Chief Executive Officer, who regularly reviews financial operating results on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company’s CODM manages the operations on a consolidated basis to make decisions about overall company resource allocation and to assess overall company performance. As of March 31, 2024 and 2023, all of the Company’s long-lived assets were located in, and all revenue was earned in, the United States.

3. Acquisitions

Acquisitions are accounted for using the acquisition method of accounting prescribed by ASC 805, Business Combinations, and the results of operations are included in the unaudited condensed consolidated income statement from the respective dates of acquisition. The purchase price of these transactions is allocated to the assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition and can be subject to change up to 12 months subsequent to the acquisition date due to settling amounts related to purchased working capital and final determination of fair value estimates.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

During the three months ended March 31, 2024, the Company completed individually immaterial acquisitions of certain assets and operations for a combined purchase price of $7.8 million. The Company is required to allocate the purchase price of acquired businesses to assets acquired and liabilities assumed and, if applicable, noncontrolling interests based on their fair values. The Company records the excess of the purchase price allocation over those fair values as goodwill. The vast majority of the combined purchase price for assets and operations acquired during the three months ended March 31, 2024 was recorded as goodwill with an immaterial portion allocated to assets acquired.

4. Related party transactions

Effective August 4, 2015, Ventas acquired ownership of the Company’s real estate in exchange for a $1.4 billion payment from Ventas and the Company’s agreement to lease the acquired real estate back from Ventas (the “Ventas Master Lease”). The Ventas Master Lease is a 20-year master lease agreement (with a renewal option for an additional 10 years) with subsidiaries of Ventas, pursuant to which the Company currently leases ten of the Company’s hospitals. The Ventas Master Lease includes an annual rent escalator equal to the lesser of four times the Consumer Price Index or 2.5%. In accordance with ASC 842, Leases (“ASC 842”), variable lease payments are excluded from the Company’s minimum rental payments used to determine the right-of-use assets and lease obligations and are recognized as expense when incurred.

The Ventas Master Lease includes a number of operating and financial restrictions on the Company. Management believes it was in compliance with all such covenants as of March 31, 2024 and December 31, 2023.

For the three months ended March 31, 2024 and 2023, the Company recorded rent expense of $37.2 million and $36.1 million, respectively related to rent payments to Ventas.

5. Long-term debt and financing matters

Long-term debt consists of the following (in thousands):

	March 31, 2024	December 31, 2023
Senior secured term loan facility	$872,312	$874,262
5.75% Senior Notes	299,529	299,506
Finance leases	20,289	21,706
Other debt	11,394	12,322
Deferred financing costs	(19,841)	(20,938)

Total debt	1,183,683	1,186,858
Less current maturities	(16,645)	(18,605)

Long-term debt, less current maturities	$1,167,038	$1,168,253

As of March 31, 2024 and December 31, 2023, the senior secured term loan facility reflected an original issue discount (“OID”) of $5.2 million and $5.5 million, respectively. As of March 31, 2024 and December 31, 2023, the 5.75% Senior Notes balance reflected an OID of $0.5 million.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Senior secured credit facilities

In June 2018, the Company entered into senior credit agreements (the “Senior Credit Agreements”) that provided for senior secured financing of up to $1.050 billion, consisting of (1) an $825.0 million senior secured term loan facility (“2018 Term Loan B Facility”) with a seven year maturity and (2) a $225.0 million senior secured asset based revolving credit facility with a five year maturity. Principal under the 2018 Term Loan B Facility was due in consecutive equal quarterly installments of 0.25% of the $825.0 million principal amount outstanding as of the execution of the Senior Credit Agreements, with the remaining balance due upon maturity of the 2018 Term Loan B Facility. The senior secured revolving credit facility did not require installment payments.

Effective July 8, 2021, the Company entered into an amended and restated senior credit agreement for its $225.0 million senior secured asset based revolving credit facility (the “2021 ABL Credit Agreement”). The 2021 ABL Credit Agreement consists of a $225.0 million senior secured asset-based revolving credit facility with a five year maturity. The covenants, tranches and applicable margins of the 2021 ABL Credit Agreement are consistent with those of the revolving credit facility provided by the Senior Credit Agreements. On April 21, 2023, the Company further amended and restated the 2021 ABL Credit Agreement to replace LIBOR with the Term Secured Overnight Financing Rate (“SOFR”) and Daily Simple SOFR (each, as defined in the amended 2021 ABL Credit Agreement) as the reference interest rate.

On August 24, 2021, the Company entered into an amended and restated senior credit agreement for its senior secured term loan facility (“2021 Term Loan B Facility”). The 2021 Term Loan B Facility agreement provides funding up to a principal amount of $900.0 million. The 2021 Term Loan B Facility has a seven year maturity with principal due in consecutive equal quarterly installments of 0.25% of the initial $900.0 million principal amount (subject to certain reductions from time to time as a result of the application of prepayments), with the remaining balance due upon maturity of the Term Loan B Facility. The proceeds from the 2021 Term Loan B Facility were used to prepay in full the 2018 Term Loan B Facility, including any accrued and unpaid interest, fees and other expenses related to the transaction. Except as described herein, the terms of the 2021 Term Loan B Facility are substantially consistent with those of the 2018 Term Loan B Facility. On June 8, 2023, the Company further amended and restated the 2021 Term Loan B Facility agreement to replace LIBOR with Term SOFR and Daily Simple SOFR (each, as defined in the amended 2021 Term Loan B Facility agreement) as the reference interest rate effective June 30, 2023.

The 2021 ABL Credit Agreement contains a number of customary affirmative and negative covenants that limit or restrict the ability of the Company and its subsidiaries to (subject, in each case, to a number of important exceptions, thresholds and qualifications as set forth in the credit agreements):

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	make certain investments;

•	make certain dispositions and engage in certain sale / leaseback transactions;

•	make certain payments or other distributions; and

•	engage in certain transactions with affiliates.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

In addition, the 2021 ABL Credit Agreement contains a springing financial covenant that requires the maintenance, after failure to maintain a specified minimum amount of availability to borrow under the senior secured asset based revolving credit facility, of a minimum fixed charge coverage ratio of 1.00 to 1.00, as determined at the end of each fiscal quarter. Management believes that, as of March 31, 2024 and December 31, 2023, the Company maintained the minimum amount of availability under the $225.0 million senior secured asset based revolving credit facility and, therefore, the minimum fixed charge ratio described herein was not applicable.

6. Interest rate swap agreements

The Company has entered into interest rate swap agreements to manage its exposure to fluctuations in interest rates. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The Company has determined the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy.

Market risks relating to the Company’s operations result primarily from changes in interest rates. The Company’s exposure to interest rate risk results from the financial debt instruments that arise from transactions entered into during the normal course of business. As part of an overall risk management program, the Company evaluates and manages exposure to changes in interest rates on an ongoing basis. The Company has no intention of entering into financial derivative contracts, other than to hedge a specific financial risk. To mitigate the Company’s exposure to fluctuations in interest rates, the Company uses pay- fixed interest rate swaps, generally designated as cash flow hedges of interest payments on floating rate borrowings. Pay- fixed swaps effectively convert floating-rate borrowings to fixed-rate borrowings. Unrealized gains or losses from the designated cash flow hedges are deferred in accumulated other comprehensive income (“AOCI”) and recognized as interest expense as the interest payments occur. Hedges and derivative financial instruments may continue to be used in the future in order to manage interest rate exposure.

The Company accounts for its interest rate swap agreements in accordance with ASC 815, Derivatives and Hedging. Because the interest rate swap agreements amended on August 26, 2021 did not meet the definition of derivatives in their entirety due to the financing element of the agreements, the Company accounted for these as hybrid instruments that consisted of a debt instrument (debt host) and an embedded at-market derivative. At August 26, 2021, the debt portion of the hybrid instruments was equal to the fair value of the existing interest rate swap agreements, and the balance within AOCI associated with the debt portion was amortized on a straight-line basis to interest expense over the remaining effective period of the amended agreements, which expired August 31, 2023. The at-market derivative portion of each hybrid instrument was designated as a cash flow hedge with changes in fair value included in AOCI as a component of equity. Amounts were subsequently reclassified from AOCI into interest expense in the same periods during which the hedged transactions affected earnings. Cash interest payments associated with the at-market derivative portion of the hybrid instruments were classified as operating activities in the Company’s unaudited condensed consolidated statements of cash flows; whereas, cash interest payments for the debt portion of the hybrid instruments were classified as financing activities.

The Company performs assessments of effectiveness for its cash flow hedges on a quarterly basis to confirm that the hedges continue to meet the highly effective criteria required to continue applying cash flow hedge

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

accounting. During the three months ended March 31, 2024 and the year ended December 31, 2023, these hedges were highly effective. Accordingly, no unrealized gain or loss related to these hedges was reflected in the accompanying unaudited condensed consolidated income statements, and the change in fair value was included in AOCI as a component of equity. Realized gains and losses during the period have been reclassified from AOCI to interest expense.

The following table presents the effects of derivatives in cash flow hedging relationships on the Company’s AOCI and earnings (in thousands):

		Three Months Ended March 31,
	Classification	2024	2023
Unrealized income (loss) recognized	AOCI	$6,087	$(3,252)
Loss reclassified from AOCI into earnings	Interest expense, net	(5,136)	(2,924)

Net change in AOCI		$951	$(6,176)

In the 12 months following March 31, 2024, the Company estimates that an additional $16.2 million will be reclassified as a reduction to interest expense.

At of March 31, 2024 and December 31, 2023, the fair value of the Company’s interest rate swap agreements reflected an asset balance of $26.1 million and $25.1 million, respectively.

The following table presents the fair value of the Company’s interest rate swap agreements as recorded in the unaudited condensed consolidated balance sheets (in thousands):

Classification	March 31, 2024	December 31, 2023
Other current assets	$16,200	$15,966
Other assets	9,871	9,100

Fair value	$26,071	$25,066

7. Income taxes

The Company’s tax provisions for the three months ended March 31, 2024 and 2023 were income tax expense of $10.7 million, which equates to an effective tax rate of 18.9%, and $5.2 million, which equates to an effective tax rate of 18.0%, respectively.

The Company follows the provisions of ASC 740, Income Taxes, regarding uncertain tax positions. At March 31, 2024 and December 31, 2023, the Company had a liability for uncertain tax positions of $12.1 million. The Company believes that it is reasonably possible that the reserve for uncertain tax positions will change in the coming 12 months as a result of being within the applicable statute of limitations with respect to uncertain tax positions.

As of March 31, 2024, the Company had no ongoing or pending federal examinations for prior years. The Company has outstanding federal income tax refund claims for the 2016 and 2018 tax years. Due to the total amount of refund of $10.0 million, which was classified within other current assets on the Company’s unaudited

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

condensed consolidated balance sheet at March 31, 2024, the refund is subject to ongoing Joint Committee Reviews. The Company’s tax years from 2016 through 2023 remain open to examination by federal and state taxing authorities.

8. Self-insured liabilities

The liabilities for professional, general, workers’ compensation and occupational injury liability risks are based on actuarially determined estimates. Such liabilities represent the estimated ultimate cost of all reported and unreported losses incurred through the respective balance sheet dates. The Company provides an accrual for actuarially determined claims reported but not paid and estimates of claims incurred but not reported.

Professional and general liability

The total costs for professional and general liability losses are based on the Company’s premiums and retention costs, and were $18.5 million and $13.6 million for the three months ended March 31, 2024 and 2023, respectively.

Workers compensation and occupational injury liability

The total costs for workers’ compensation liability insurance are based on the Company’s premiums and retention costs and were $2.4 million and $2.6 million for the three months ended March 31, 2024 and 2023, respectively.

9. Employee benefit plans

Defined contribution plan

The Company maintains defined contribution retirement plans that cover its eligible employees. The Company incurred total costs related to the retirement plans of $13.2 million and $12.1 million for the three months ended March 31, 2024 and 2023, respectively.

Employee health plan

The Company maintains a self-insured medical and dental plan for substantially all of its employees. Amounts are accrued under the Company’s medical and dental plans as the claims that give rise to them occur and the Company includes a provision for incurred but not reported claims. Incurred but not reported claims are estimated based on an average lag time and experience. Accruals are based on the estimated ultimate cost of settlement, including claim settlement expenses.

The total costs of employee health coverage were $43.8 million and $41.5 million for the three months ended March 31, 2024 and 2023, respectively.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

10. Commitments and contingencies

Litigation and regulatory matters

From time to time, claims and suits arise in the ordinary course of the Company’s business. The Company has been, is currently, and may in the future be subject to claims, lawsuits, qui tam actions, civil investigative demands, subpoenas, investigations, audits and other inquiries related to its operations. In certain of these actions, plaintiffs request punitive or other damages against the Company that may not be covered by insurance. These claims, lawsuits, and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material, adverse effect on the Company’s results of operations, financial position or liquidity.

The Company records accruals for such contingencies to the extent that the Company concludes it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Apart from the Cybersecurity Incident, the Company does not believe that it is party to any proceeding that, either individually or in the aggregate, in the opinion of management, could have a material adverse effect on the business, financial condition, results of operations or liquidity. However, in light of the inherent uncertainties, it is possible that the impact of the Cybersecurity Incident, including any resulting lawsuits, could have a material adverse impact on the Company’s future results of operations, financial position, or liquidity.

As a result of the Cybersecurity Incident, the Company is subject to lawsuits purporting to represent various classes of persons whose personal information was affected by the Cybersecurity Incident. The Company believes it is reasonably possible that losses may be incurred in connection with lawsuits, but it is not possible to estimate the amount of loss or range of loss, if any, that might result from an adverse judgment, settlement, or other resolution given the stage of the proceedings, the absence of specific allegations regarding the alleged damages, the uncertainty as to the certification of a class or classes and the size of any certified class, if applicable, and/or the lack of resolution of significant factual and legal issues. Additional law suits and claims related to the Cybersecurity Incident may be asserted by or on behalf of persons seeking damages or other related relief, and governmental agencies may open inquiries or investigations into the Cybersecurity Incident. The Company is pursuing insurance coverage in relation to costs and liabilities incurred due to the Cybersecurity Incident.

Acquisitions

The Company has acquired, and plans to continue to acquire, businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and anti-kickback laws. The Company has from time to time identified certain past practices of acquired companies that do not conform to its standards. Although the Company institutes policies designed to conform such practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for the past activities of these acquired facilities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification or, if covered, that such indemnification will be adequate to cover potential losses and fines.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

11. Subsequent events

The Company has evaluated its financial statements and disclosures for the impact of subsequent events through June 3, 2024, the date these unaudited condensed consolidated financial statements were issued and concluded that no additional subsequent events have occurred that would require disclosure or recognition in the unaudited condensed consolidated financial statements.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

    Shares

ARDENT HEALTH PARTNERS, INC.

Common Stock

Prospectus

   , 2024

J.P. Morgan	BofA Securities	Morgan Stanley
Stephens Inc.

Citigroup	Leerink Partners	RBC Capital Markets	Truist Securities	Mizuho

Capital One Securities	Loop Capital Markets

Through and including  , 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

PART II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder (excluding the underwriters’ discount and commission). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be paid
SEC registration fee		*
FINRA filing fee		*
NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

We will bear all of the expenses shown above.

Item 14. Indemnification of directors and officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the Board pursuant to the applicable procedure outlined in the bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent sales of unregistered securities.

Immediately prior to the effectiveness of this registration statement, we will complete transactions pursuant to which we will convert from a Delaware limited liability company into a Delaware corporation, which we refer to as the Corporate Conversion. In connection with the Corporate Conversion, the Class A, Class B and Class C-1 membership units of Ardent Health Partners, LLC will be converted into shares of common stock. Pursuant to the terms of the limited liability company agreement of Ardent Health Partners, LLC and the incentive equity grant agreements, the Class C-1 and Class C-2 membership units are intended to qualify as “profits interests”

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

within the meaning of IRS Revenue Procedure 93-27 as clarified by Revenue Procedures 2001-43. In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Grants of profits interests (Class C-1 and C-2 units)

From   through     , we have issued an aggregate of    non-voting profits interests in the form of our Class C-1 and Class C-2 units to our employees and directors pursuant to written incentive equity grant agreements with such individuals.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Rule 701 or Rule 506 promulgated under the Securities Act as transactions by an issuer not involving any public offering or pursuant to written compensatory arrangements with our employees and directors relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through employment or other relationships with the registrant or otherwise, to information about the registrant.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Item 16. Financial statements and exhibits.

(A)	Financial Statements. See Index to Financial Statements.

(B)	Exhibits.

Exhibit Number		Description of Exhibit

1.1	*	Form of Underwriting Agreement

2.1	*	Form of Plan of Conversion

3.1	**	Ardent Health Partners, LLC Amended and Restated Limited Liability Company Agreement, dated June 21, 2017

3.2	**	First Amendment to Amended and Restated Limited Liability Company Agreement of Ardent Health Partners, LLC, dated August 14, 2018

3.3	**	Second Amendment to Amended and Restated Limited Liability Company Agreement of Ardent Health Partners, LLC, dated May 1, 2023

3.4	*	Form of Certificate of Incorporation of Ardent Health Partners, Inc. (to be effective upon completion of the registrant’s conversion from a limited liability company to a corporation)

3.5	*	Form of Bylaws of Ardent Health Partners, Inc. (to be effective upon completion of the registrant’s conversion from a limited liability company to a corporation)

4.1	*	Specimen Common Stock Certificate

4.2	**	Registration Rights Agreement, dated as of July 3, 2015, among Ardent Health Partners, LLC (f/k/a EGI-AM Holdings, L.L.C.), EGI-AM Investments, L.L.C., ALH Holdings, LLC, David Vandewater, Clint B. Adams, Stephen C. Petrovich and Neil Hemphill

4.3	**	Amendment to Registration Rights Agreement, dated as of May 1, 2023, among Ardent Health Partners, LLC (f/k/a EGI-AM Holdings, L.L.C.), EGI-AM Investments, L.L.C., and Pure Health Capital Americas 1 SPV RSC LTD.

5.1	*	Opinion of Sidley Austin LLP regarding the validity of the Common Stock

5.2	*	Opinion of Stephen C. Petrovich, Esq., regarding the validity of the Common Stock

10.1†	**	Employment Agreement, dated as of August 10, 2020, between AHS Management Company, Inc. and Martin J. Bonick

10.2†	**	Employment Agreement, dated as of August 10, 2021, between AHS Management Company, Inc. and Alfred Lumsdaine

10.3†	**	Employment Agreement, dated as of July 3, 2015, between AHS Management Company, Inc. and Stephen C. Petrovich

10.4	†**	Offer Letter (Conditional Offer of Employment) by and between David Schultz and AHS Management Company, Inc. dated November 28, 2023

10.5	†**	Offer Letter (Conditional Offer of Employment) by and between Ethan Chernin and AHS Management Company, Inc. dated March 28, 2024

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Description of Exhibit

10.6	*

Amended and Restated ABL Credit Agreement, dated as of July 8, 2021, among AHP Health Partners, Inc., AHS East Texas Health System, LLC, Ardent Health Partners, LLC, the Subsidiaries of AHP Health Partners, Inc. and AHS East Texas Health System, LLC, as Borrowers, the Guarantors, the Lenders, Barclays Bank PLC, as resigning Administrative Agent, resigning Collateral Agent and resigning Swing Ling Lender, Bank of America, N.A., as successor administrative agent, successor collateral agent, and Swing Line Lender, and the L/C Issuers

10.7	*	Amendment No. 1 to Amended and Restated ABL Credit Agreement, dated as of August 24, 2021, among AHP Health Partners, Inc., AHS East Texas Health System, LLC, Ardent Health Partners, LLC, the Subsidiaries of AHP Health Partners, Inc. and AHS East Texas Health System, LLC, as Borrowers, the Guarantors, the Lenders and Bank of America, N.A., as Administrative Agent

10.8	*	Amendment No. 2 to Amended and Restated ABL Credit Agreement, dated as of June 16, 2022, among AHP Health Partners, Inc., AHS East Texas Health System, LLC, the Subsidiaries of AHP Health Partners, Inc. and AHS East Texas Health System, LLC, as Borrowers, and Bank of America, N.A., as Administrative Agent

10.9	*	Amendment No. 3 to Amended and Restated ABL Credit Agreement, dated as of April 21, 2023, among AHP Health Partners, Inc., AHS East Texas Health System, LLC, the Subsidiaries of AHP Health Partners, Inc. and AHS East Texas Health System, LLC, as Borrowers, the Lenders and L/C Issuers and Bank of America, N.A., as Administrative Agent

10.10	*	Amended and Restated Term Loan Credit Agreement, dated August 24, 2021, among AHP Health Partners, Inc., as Borrower, Ardent Health Partners, LLC, the Guarantors, the Lenders, Bank of America, N.A., as Initial Term Lender and successor Administrative Agent, and Barclays Bank PLC, as resigning Administrative Agent

10.11	*	Amendment No. 1 to Amended and Restated Term Loan Credit Agreement, dated as of June 8, 2023, by Bank of America, N.A., as Administrative Agent

10.12	**	Master Lease Agreement, dated as of August 4, 2015, among certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.13	**	First Amendment to Master Lease, dated as of March 6, 2017, among certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.14	**	Second Amendment to Master Lease and Guaranty of Master Lease, dated as of March 13, 2017, among certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.15	**	Third Amendment to Master Lease, dated as of February 26, 2018, among certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.16	**	Fourth Amendment to Master Lease and Guaranty of Master Lease, dated as of June 28, 2018, among certain wholly-owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Description of Exhibit

10.17	*	Fifth Amendment to Master Lease and Guaranty of Master Lease, dated as of November 30, 2018, among certain wholly-owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.18	*	Sixth Amendment to Master Lease and Guaranty of Master Lease, dated as of February 26, 2021, among certain wholly-owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.19	*	Seventh Amendment to Master Lease and Guaranty of Master Lease, dated as of March 1, 2021, among certain wholly-owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.20	*	Eighth Amendment to Master Lease and Guaranty of Master Lease, dated as of July 13, 2021, among certain wholly-owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.21	*	Ninth Amendment to Master Lease and Guaranty of Master Lease, dated as of February 9, 2022, among certain wholly-owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.22	*	Tenth Amendment to Master Lease and Guaranty of Master Lease, dated as of April 27, 2022, among certain wholly-owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.23	*	Eleventh Amendment to Master Lease and Guaranty of Master Lease, dated as of December 29, 2023, among certain wholly-owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.24	**	Relative Rights Agreement, dated as of June 28, 2018, among Barclays Bank PLC, as administrative agent under the ABL Credit Agreement, Barclays Bank PLC, as collateral agent under the ABL Credit Agreement, Barclays Bank PLC, as administrative agent under the Term Loan Agreement, U.S. Bank National Association, as trustee under the Indenture, certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.25	*	Assumption and Change of Address Under Relative Rights Agreement, dated as of August 24, 2021, among Bank of America, N.A., as successor administrative agent, and Barclays Bank PLC, as resigning administrative agent

10.26	*	Master Services Agreement, dated as of May 5, 2022, by and between Ensemble RCM, LLC d/b/a Ensemble Health Partners and AHS Management Company, Inc.

10.27	**	Indenture, dated as of July 8, 2021, among AHP Health Partners, Inc., Ardent Health Partners, LLC, the guarantors identified therein and U.S. Bank National Association, as Trustee

10.28	**	Form of 5.750% Senior Notes due 2029 of AHP Health Partners, Inc. (included as Exhibit A to the Indenture filed as Exhibit 10.27 hereto)

10.29#	**	License and Support Agreement, dated as of May 6, 2016, by and between Epic Systems Corporation and AHS Management Company, Inc.

10.30†	*	Form of Indemnification Agreement between the registrant and its directors and certain officers

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Description of Exhibit

10.31†	*	Ardent Health Partners, Inc. 2024 Omnibus Incentive Award Plan and forms of award agreements thereunder, effective upon the consummation of this offering

10.32	*	Form of strategic advisory services letter agreement between EGI-AM and Ardent

10.33	*	Form of Nomination Agreement among Ardent Health Partners, Inc., EGI-AM Investments, L.L.C. and ALH Holdings, LLC

10.34	*	Form of REIT Savings Letter Agreement, by and between Ardent Health Partners, Inc. and ALH Holdings, LLC

10.35	*	Amended and Restated Limited Liability Company Agreement, dated February 26, 2018, by and between The University of Texas Health Science Center at Tyler and AHS East Texas Health System, LLC

21.1	*	Subsidiaries of the registrant

23.1	*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 5.1 hereto)

23.2	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.5	*	Consent of Stephen C. Petrovich, Esq. (included in the opinion filed as Exhibit 5.2 hereto)

24.1	*	Powers of Attorney (included in signature page)

107	*	Filing Fee Table

*	To be filed by amendment.
**	Filed herewith.
†	Indicates a management contract or compensatory plan.
#	Portions of this exhibit (indicated by “[***]”) have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the registrant treats as private or confidential.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Brentwood, State of Tennessee, on      , 2024.

ARDENT HEALTH PARTNERS, LLC

BY:
Name:	Martin J. Bonick
TITLE:	President and Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marty Bonick, the registrant’s President and Chief Executive Officer, and Alfred Lumsdaine, the registrant’s Chief Financial Officer, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments (including post-effective amendments) hereto and any registration statements relating to the offering contemplated hereby filed pursuant to Rule 462(b) of the Securities Act, and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full right, power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or any of his, her or their substitute or substitutes, may lawfully have done or may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
	President and Chief Executive Officer, Director	, 2024
Martin J. Bonick
(principal executive officer)

	Chief Financial Officer	, 2024
Alfred Lumsdaine	(principal financial officer)

	Senior Vice President, Chief Accounting Officer	, 2024
David Byers
(principal accounting officer)

	Director	, 2024
Mark Sotir

Confidential Treatment Requested by Ardent Health Partners, LLC

Pursuant to 17 C.F.R. Section 200.83

SIGNATURE	TITLE	DATE

	Director	, 2024
Peter Bulgarelli

	Director	, 2024
Peter Bynoe

	Director	, 2024
Suzanne Campion

	Director	, 2024
William Goodyear

	Director	, 2024
Ellen Havdala

	Director	, 2024
Edmondo Robinson

	Director	, 2024
Rahul Sen

	Director	, 2024
Philip Tinkler

	Director	, 2024
Rob Webb